Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

AS CONFIDENTIALLY SUBMITTED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2025.

This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Legence Corp.

(Exact name of registrant as specified in its charter)

Delaware	1711	33-2905250
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1601 Las Plumas Avenue

San Jose, CA 95133

(833) 534-3623

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey Sprau

Chief Executive Officer

1601 Las Plumas Avenue

San Jose, CA 95133

(833) 534-3623

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew R. Pacey, P.C. Michael W. Rigdon, P.C. Billy Vranish Kirkland & Ellis LLP 609 Main Street, Suite 4700 Houston, TX 77002 (713) 836-3600	Byron B. Rooney Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities described herein and it is not soliciting an offer to buy such securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED     , 2025

PRELIMINARY PROSPECTUS

    Shares

Legence Corp.

Class A Common Stock

This is the initial public offering of the Class A common stock, par value $0.01 per share, of Legence Corp., a Delaware corporation. We are offering     shares of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock.

We intend to list our Class A common stock on the     under the symbol “LGN.”

The initial public offering price per share of the Class A common stock is estimated to be between $     and $    .

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock, par value $0.01 per share. Holders of shares of our Class A common stock and Class B common stock are entitled to one vote for each share of Class A common stock and Class B common stock, respectively, held of record on all matters on which stockholders are entitled to vote generally. See “Description of Capital Stock.”

Upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of LGN Units (as defined below), which we will acquire from Legence Holdings (as defined below) with the net proceeds from this offering, collectively representing an aggregate % economic interest in Legence Holdings. The remaining  % economic interest in Legence Holdings will be owned by the Existing Owners (as defined below) through their ownership of LGN Units.

After the completion of this offering, a group of investment funds managed by Blackstone Inc. will beneficially own approximately  % of the combined voting power of our Class A common stock and Class B common stock. As a result, we will be a “controlled company” within the meaning of the     rules. See “Management—Status as a Controlled Company.”

Investing in our Class A Common Stock involves risks, including those described under “Risk Factors” beginning on page 21 of this prospectus.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 149 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters the option for a period of 30 days after the date of this prospectus to purchase up to     additional shares of Class A Common Stock on the same terms and conditions set forth above if the underwriters sell more than     shares of Class A Common Stock in this offering.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about     , 2025.

Goldman Sachs & Co. LLC	Jefferies

Prospectus dated     , 2025

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such dates. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

Through and including     , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” contain additional information regarding these risks.

i

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

COMMONLY USED DEFINED TERMS

As used in this prospectus, unless the context indicates or otherwise requires, the terms listed below have the following meanings:

•

“Awarded contracts” refers to, as of any date of determination, the expected revenue values of projects awarded to us following a request for proposals but for which a formal contract has not yet been signed.

•	“Backlog” refers to, as of any date of determination, the expected revenue values of the remaining performance obligations under our contracted or otherwise secured project commitments.

•	“Blackstone” or “Sponsor” refers to investment funds associated with Blackstone Inc.

•	“Blackstone Fund” refers to BX Refficiency Aggregator LP.

•	“Blocker Entities” refers to the entities that are taxable as corporations for U.S. federal tax purposes through which certain of the Existing Owners indirectly hold LLC Interests.

•	“Class A Common Stock” refers to the Class A common stock of Legence, par value $0.01 per share.

•	“Class B Common Stock” refers to the Class B common stock of Legence, par value $0.01 per share.

•	“Client” refers to companies that are pursuing an applicable broader project, whether they contract with us directly or through an intermediary that subcontracts to us.

•	“Common Stock” refers to, collectively, the Class A Common Stock and the Class B Common Stock.

•	“Consolidated Financial Statements” refers to the consolidated financial statements of Legence Holdings as of December 31, 2023 and for the years ended December 31, 2023 and 2022.

•	“Corporate Reorganization” has the meaning ascribed to it in “Prospectus Summary—Corporate Reorganization.”

•

“Credit Agreement” refers to that certain Credit Agreement, dated as of December 16, 2020, by and among Legence Intermediate LLC, as holdings, Legence Holdings LLC, as borrower, Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and an L/C issuer, the guarantors party thereto from time to time and the lenders party thereto from time to time, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

•	“Credit Facilities” refers to, collectively, the Revolving Credit Facility, the Delayed Draw Term Loan Credit Facility and the Term Loan Credit Facility.

•

“Customer” refers to companies, institutions and intermediaries, including architects and general contractors, who contract or subcontract MEP services directly to us, typically as part of a larger project.

•

“Delayed Draw Term Loan Credit Facility” refers to the delayed draw term loan facility provided under the Credit Agreement. Once drawn under the Delayed Draw Term Loan Credit Facility, term loans are considered outstanding under the Term Loan Credit Facility.

•	“ESPCs” refers to Energy Savings Performance Contracts.

•

“Existing Owners” refers, collectively, to Blackstone and the Management Members that directly and indirectly own equity interests in Legence Parent immediately prior to the completion of our Corporate Reorganization.

•	“HVAC” refers to heating, ventilation and air conditioning.

•	“IDC” refers to the International Data Corporation.

•	“IRA” refers to the Inflation Reduction Act of 2022.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•	“IIJA” refers to the Infrastructure Investment and Jobs Act.

•	“JLL” refers to Jones Lang LaSalle.

•	“Job” refers to a specific scope of work for which there is a contract and a defined fee or charge.

•	“Legence” refers to Legence Corp., a Delaware corporation.

•	“Legence Holdings” or “Opco” refers to Legence Holdings LLC, a Delaware limited liability company.

•	“Legence Intermediate” refers to Legence Intermediate LLC, a Delaware limited liability company.

•	“Legence Holdings LLC Agreement” refers to the amended and restated limited liability company agreement of Legence Holdings.

•	“Legence Investment Aggregator I” refers to Legence Parent LLC, a Delaware limited liability company, following the Corporate Reorganization.

•	“Legence Investment Aggregator II” refers to , a Delaware limited liability company formed by certain Existing Owners to hold equity interests in us following the Corporate Reorganization.

•	“Legence Investment Aggregators” refers to, collectively, Legence Investment Aggregator I and Legence Investment Aggregator II.

•	“Legence Parent” refers to Legence Parent LLC, a Delaware limited liability company, prior to the Corporate Reorganization.

•

“LGN Units” refers to units representing limited liability company interests in Legence Holdings issued pursuant to the Legence Holdings LLC Agreement, which, with respect to holders other than Legence, shall only be held along with a corresponding number of shares of Class B Common Stock.

•	“LGN Unit Holder” refers to a holder of LGN Units (other than Legence) and a corresponding number of shares of Class B Common Stock.

•	“LLC Interests” refers to the limited liability company interests of Legence Parent prior to this offering.

•

“Management Members” refers to certain current and former officers, employees and service providers (and their permitted transferees) of Legence Parent who directly or indirectly own equity interests in Legence Parent immediately prior to the completion of the Corporate Reorganization.

•	“MEP” refers to mechanical, electrical and plumbing.

•	“Revolving Credit Facility” refers to the revolving facility provided under the Credit Agreement.

•	“RFP” refers to a request for proposal.

•

“Sustainability Services” refers to IDC’s Purpose-Built Sustainability Services, which includes strategy, operations and business model, finance and accounting, governance, risk and compliance, human capital management and communications.

•	“Tax Receivable Agreement” refers to the tax receivable agreement, by and among Legence and the TRA Members, to be entered into upon the consummation of this offering.

•	“Term Loan Credit Facility” refers to the term loan facility provided under the Credit Agreement.

•	“TRA Members” refers to Legence Parent and others who may from time to time be party to the Tax Receivable Agreement.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

PRESENTATION OF FINANCIAL AND OPERATING DATA

The historical consolidated financial information presented in this prospectus is that of our predecessor, Legence Holdings. Immediately following this offering, Legence will be a holding company, and its sole material asset will be its membership interests in Legence Holdings. As the managing member of Legence Holdings, Legence will operate and control all of the business and affairs of Legence Holdings, have the obligation to absorb losses and receive benefits from Legence Holdings and, through Legence Holdings and its subsidiaries, conduct our business. Please see the section titled “Corporate Reorganization” and the unaudited pro forma condensed consolidated financial information and the related notes to such financial information included elsewhere in this prospectus for additional information.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information included in this prospectus are based on a variety of sources, including independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates, which have been derived from management’s knowledge and experience in the industry in which we operate. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management’s knowledge and experience, we believe that these third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

TRADEMARKS AND TRADE NAMES

This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. You should read this entire prospectus and other referenced documents before making an investment decision, including the sections titled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the related notes to those financial statements contained elsewhere in this prospectus.

Unless otherwise indicated, the information presented in this prospectus assumes that the underwriters’ option to purchase additional shares of our Class A Common Stock is not exercised. References in this prospectus to “LGN,” “Legence,” the “Company,” “we,” “us,” “our” and like terms are to Legence Corp., a Delaware corporation, and its wholly owned subsidiaries, unless the context otherwise requires or we otherwise state. Certain operational terms used in this prospectus are defined in the section titled “Commonly Used Defined Terms.”

Our Company

We are a leading provider of engineering, installation and maintenance services for mission-critical systems in buildings. We focus on high-growth sectors that have technically demanding buildings, including technology, life sciences, healthcare and education. More than 60% of the companies in the Nasdaq-100 Index are our clients.

Our business is growing rapidly as data centers, manufacturers, pharmaceutical companies, hospitals, schools and universities make investments in both new and existing facilities to support growing demand for their products and services, reduce energy costs and increase resiliency. From 2021 to 2024, our revenues grew at a compound annual growth rate of approximately  %, after giving pro forma effect to acquisitions we made over that period. As of December 31, 2024, we had $   million of backlog and awarded contracts, representing an increase of  % over the same date last year.

We specialize in designing, fabricating and installing complex HVAC, process piping and other mechanical, electrical and plumbing (“MEP”) systems for new facilities and upgrading HVAC, lighting and building controls in existing facilities to make them more energy efficient and sustainable. In 2024, we generated approximately  % of our revenues from new building projects and  % of our revenues from retrofits, upgrades and maintenance for existing buildings. Our team includes approximately 1,200 MEP engineers and energy consultants, and approximately 3,300 HVAC and plumbing service technicians, fitters, electricians and sheet metal workers. Since 2022, we have completed more than     jobs each year for clients across the United States.

We operate through two complementary segments: Engineering & Consulting and Installation & Maintenance. Our Engineering & Consulting segment designs HVAC and other MEP systems for buildings, develops strategies to help reduce energy usage and make buildings more sustainable and provides program and project management services for customers’ installation and retrofit projects. Our Engineering & Consulting segment generated  % of our revenues in 2024.

Our Installation & Maintenance segment fabricates and installs HVAC systems, process piping and other MEP systems in new and existing industrial, commercial and institutional buildings and provides ongoing preventative and corrective maintenance services for those systems. Some of our installation clients choose to co-locate our employees at their sites to perform renovation and upgrade services on an ongoing basis. We have had an on-site presence with some of our clients for more than 20 years. The preventative maintenance work we perform is recurring pursuant to annual or multi-year contracts. Our Installation & Maintenance segment generated  % of our revenues in 2024.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Our clients include large technology and industrial companies and public sector institutions who contract with us directly to provide services, as well as intermediaries such as architects and general contractors who subcontract MEP services to us as part of a larger project. Excluding maintenance contracts which can span multiple years, we typically complete most of our jobs within six months. Approximately  % of our 2024 revenue was from contracts that had values of less than $   million.

We are headquartered in San Jose, California and, as of December 31, 2024, we had approximately 5,700 full-time employees across 70 offices in 20 U.S. states. For the year ended December 31, 2024, we generated $   million in revenue, $   million in net loss and $   million in Adjusted EBITDA representing an Adjusted EBITDA Margin of  %. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures, for a reconciliation to the nearest generally accepted accounting principles in the United States (“GAAP”) financial measure, please see “Non-GAAP Financial Measures” below.

Our Market Opportunity

Demand for our services is driven primarily by investment in new and existing industrial, commercial and public sector buildings in the United States. According to 2024 RSMeans Data, MEP engineering and installation costs represent approximately 26% of the overall construction budget for buildings and average 35% for laboratory buildings and 39% for hospitals. Investments in nonresidential buildings in the United States grew from $279 billion in 2021 to $435 billion in 2024, representing a compound annual growth rate of 16%, according to Dodge Construction Network. Investments in buildings in the market segments where we focus—data centers, technology, semiconductors, life sciences, healthcare and education—grew at a 23% compound annual growth rate over the same period, according to Dodge Construction Network, more than 40% faster than overall investments in nonresidential buildings in the United States. We believe key drivers supporting continued growth in demand for our services include:

•

Increasing investment in data centers to support more cloud-based applications and AI. Rapidly growing demand for cloud services, as well as the computational resources required to train and run artificial intelligence models, is driving increasing investment in data centers. Over the past three years, investment in new data centers nearly quadrupled from $7 billion in 2021 to $27 billion in 2024 and is forecast to continue to grow at an accelerated rate, according to Dodge Construction Network. Approximately  % of our backlog and awarded contracts for projects in new buildings were data centers as of December 31, 2024.

•

Continued “reshoring” of U.S. manufacturing. A combination of increasing tariffs, growing intellectual property and geopolitical risks, attractive federal incentives for “domestic content” and the narrowing wage gap between U.S. and international workers is prompting many companies to move their offshore manufacturing operations back to the United States. According to a survey conducted by Rabin Roberts Research on behalf of BDO in October 2023, 89% of manufacturers surveyed are either moving production back to the United States or expanding their existing U.S. facilities which is resulting in increased spending on manufacturing facilities. According to Dodge Construction Network, investment in manufacturing facilities in the United States grew at a compound annual growth rate of 50% from 2021 to 2024 and is forecast to remain at more than twice 2019 levels through 2029.

•

Growing demand for solutions that can address rising electricity prices and declining power availability. The average price of electricity in the U.S. increased 23% from 2020 to 2024, which compares to an increase of only 8% in the prior ten-year period from 2010 to 2020 according to the U.S. Energy Information Administration. We believe that rising power prices have prompted businesses and institutions to seek ways to make their buildings more energy efficient to mitigate the impact of rising energy costs on their operations. According to a survey of 1,282 companies conducted by the Energy Efficiency Movement, 93% of businesses are planning to implement energy efficiency

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

upgrades in the next three years and 64% of those are focused on improving their cooling system specifically. According to the World Economic Forum, businesses can reduce their energy usage by as much as 49% and generate an average return on investment of 24% by making energy efficiency upgrades, according to a working paper by the Real Estate Research Institute in conjunction with Lawrence-Berkeley National Laboratory. At the same time as they are confronting higher power prices, we believe that many companies’ growth plans are being constrained by utility delays in connecting their new facilities to the grid as load growth outstrips available transmission capacity. Accelerating load growth has prompted regulators, utilities and businesses to implement energy efficiency programs as a lower cost and faster alternative to address load growth as compared to new generation and transmission and distribution infrastructure.

•

Growing need for outside expertise to help meet expanding corporate sustainability goals. According to the Honeywell Environmental Sustainability Index, while more than 80% of companies have established sustainability targets or goals for 2030, fewer than half of all organizations were extremely optimistic about achieving them. We believe that businesses and institutions will increasingly seek outside expertise to ensure they are able to deliver on the sustainability commitments they have made to shareholders, customers and the communities where they operate. According to IDC, spending on Sustainability Services is expected to grow from $23 billion in 2024 to $35 billion in 2028 in the Americas, representing an 11% compound annual growth rate.

Our Strengths

We believe the following strengths of our business position us to capitalize on continued growth in demand for engineering, consulting, installation and maintenance services; reinforce our leadership position in the markets we focus on; and distinguish us from our competitors:

•

Direct beneficiary of megatrends. We believe our focus on data centers, manufacturing facilities and energy efficiency upgrades positions us to benefit from increasing investment in data centers, the reshoring of manufacturing, rising power prices and accelerating load growth. In 2024, over  % of our revenues from new building projects were in the data centers & technology end client market, including manufacturing facilities, and the majority of our revenues from existing building projects were for energy efficiency upgrades, sustainability consulting and MEP refurbishments.

•

Deep technical expertise in mission-critical systems. We have over 100 years of experience working in technically demanding buildings, and we specialize in designing and installing mission-critical systems, including HVAC systems for data centers and life sciences facilities, and process piping for semiconductor and life sciences manufacturing. We believe there are a limited number of companies with our capabilities and expertise which positions us to win market share in these fast-growing sectors.

•

National footprint with an established presence in major data center, technology and manufacturing hubs. We serve clients nationwide, hold engineering or contracting licenses in all 50 U.S. states and maintain offices in 20 U.S. states. We believe our national footprint allows us to serve growing clients wherever they are located. We have a longstanding presence in Northern California, Northern Virginia and Phoenix which account for approximately 45% of the capacity from planned and under construction data centers across the United States, according to JLL. We believe our established presence in these key regions positions us to work with rapidly growing firms that are likely to invest in new and existing buildings.

•

In-house engineering and consulting capabilities. We offer engineering, consulting and installation as an integrated service to our clients. In-house engineering and consulting allows us to: engage with prospective clients earlier than our competitors who provide only installation services; more accurately estimate job costs, which allows us to price more competitively; minimize change orders, which we

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

believe strengthens our relationships with our clients; shorten the amount of time it takes to conceive and complete projects; deliver higher performing systems; capture incremental margin; and play an integral role in shaping and implementing our clients’ sustainability programs.

•

In-house fabrication and modular construction capabilities. We have six facilities strategically located across the United States, including an ISO Class 7 cleanroom, where we fabricate and construct modular components, including plenums, ducts, piping, electrical and other components for the systems that we install. Prefabricating components and modular construction at these locations allows us to deliver higher quality at a lower cost and in less time than our competitors who fabricate components in the field. Our fabrication and modular construction capabilities also allow us to compete for jobs located in regions where we do not yet have an installation workforce.

•

Significant client diversity and small job sizes that mitigate client and project risk. We completed approximately     jobs for more than     clients in 2024. Approximately  % of our 2024 revenue was generated from jobs we completed that had contract values of less than $   million. We believe the large number of clients that we serve, combined with our small average job size, reduces our dependence on any single client, as well as the impact that any individual project has on our profitability. Historically, our smaller jobs have earned higher margins than our larger jobs.

•

Longstanding relationships with “blue chip,” repeat clients. We strive to build long-term relationships with large clients that make significant investments in new or existing buildings every year. We generated approximately  % of our 2024 revenues from jobs for clients that were also clients during the past three years, and the average length of our relationship with our top 10 clients is   years. Additionally, we have dedicated teams of technicians that are co-located at many of our clients’ facilities to assist with the ongoing renovation, operation and maintenance of their building systems.

•

Strong management team and a collaborative, client-centric culture. Our management team has an average of more than 25 years of experience growing high performing service businesses. They are experts at managing large and diverse workforces to deliver projects on-time and on-budget while operating safely. We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive operational excellence. We believe that operating with purpose, passion and creativity benefits our clients, stakeholders and employees as well as the communities where we operate.

•

Demonstrated ability to attract, cultivate and retain high quality employees. We are a people business that depends on attracting and retaining high quality employees to continue our growth. To ensure we can attract and develop the best employees, we have partnered with trade unions to develop apprenticeship programs for craftsmen and technicians and with universities to create internship and co-op opportunities for engineering students. In 2024, approximately 1,000 apprentices and 185 engineering students gained on-the-job training experience and exposure to our company through our apprenticeship and internship programs. These programs allow us to identify future talent early, as well as expose prospective employees to our company and culture in a more comprehensive manner than is possible through a traditional recruiting process. We also seek to build leadership skills in our existing employees through our Leadership Development Program, which includes leadership summits and training sessions to enhance skills and foster discussions of best practices across the organization.

•

Proven acquiror with a track record of successfully integrating acquired companies. We have a successful history of acquiring and integrating businesses to expand our service offerings and geographic footprint. We have a dedicated team of corporate development professionals who focus on identifying privately owned businesses that are undergoing generational transitions or seeking additional opportunities and resources. Our experience is that these companies are often interested in partnering with us because of our collaborative culture, history of innovative projects and reputation

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

with key clients. We have completed approximately 20 acquisitions since December 2020, the majority of which we acquired in a negotiated process rather than through a competitive auction. We appoint a dedicated integration project manager and follow an integration “playbook” for every acquisition we make that includes predefined integration tasks and timelines for those activities. We believe by applying a consistent playbook to integration, we minimize disruption to our operations and maximize revenue synergies.

Our Growth Strategy

We grew our revenues approximately  % from 2021 to 2024, after giving pro forma effect to acquisitions we made over that period. We intend to continue to grow our revenues by:

•

Focusing on high-growth end markets and services, including data centers, life sciences, advanced manufacturing, healthcare and energy efficiency upgrades. Our strategy is to grow our revenues faster than the market by focusing on the sectors that we believe are growing their investment in buildings the fastest. We believe that investment in data centers, life sciences and manufacturing facilities will grow faster than investment in other types of buildings and that energy efficiency upgrades will be a major area for investment in all types of buildings. We are building new client relationships in these industries by hiring additional sales resources with experience and relationships in the sectors we are targeting. We are also elevating the profile of our company and brands through partnerships with key industry associations that we believe are viewed as thought leaders in building technology and sustainability, including the American Society of Heating, Refrigerating and Air-Conditioning Engineers (“ASHRAE”), the Green Building Initiative (“GBI”) Data Center Program and the U.S. Green Building Council (“USGBC”). Since 2021, we have added approximately      new clients.

•

Growing wallet share with existing, high-value clients. Our strategy is to identify existing high-value clients who we can provide additional services to with the goal of increasing our revenues and deepening our relationships. We are continuously enhancing our processes to ensure that our relationship managers inform our clients about the range of services we offer. We are also intensifying our marketing initiatives to increase awareness of our comprehensive range of services by targeting key decisionmakers and influencers. In particular, we are highlighting our extensive experience in mission-critical building systems and our work in high-growth industries such as data centers and life sciences.

•

Increasing recurring revenues by growing our maintenance business. We generated approximately  % of our 2024 revenues from maintenance services, after giving pro forma effect to acquisitions we made in 2024. Our Maintenance & Service revenue grew at a compound annual growth rate of  % from 2021 to 2024, after giving pro forma effect to acquisitions we made over that period. Maintenance services are attractive to us because they generate higher margins than our other installation services, do not rely on continued investment in facilities to grow and are typically recurring in nature. Our strategy is to increase revenue from maintenance services by hiring additional sales staff and technicians that focus on securing new maintenance contracts. Additionally, we have designed our account management strategies to highlight our maintenance capabilities with the goal of growing our maintenance service work with existing clients.

•

Making acquisitions that expand our geographic footprint and increase density in demand-rich markets. We believe that acquisitions can accelerate our growth by creating access to new clients, expanding our footprint to new regions and adding capabilities in new areas. We are continuously evaluating potential acquisitions of engineering, consulting, installation and maintenance service providers in the United States. Our strategy is to acquire best-in-class engineering and consulting firms focused on energy efficiency, as well as leading installation and maintenance service providers. We seek to acquire companies that have a track record of strong financial performance and safe operations

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

and are in regions that are experiencing significant growth. In addition, we will consider acquisitions of companies with complementary services to our own and companies that operate in attractive international markets.

Corporate Reorganization

Legence is a Delaware corporation that was formed for the purpose of making this offering. Following this offering and the transactions related thereto, Legence’s sole material asset will consist of membership interests in Legence Holdings. Legence Holdings directly or indirectly owns all the outstanding membership interests in the operating subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, Legence will be the managing member of Legence Holdings and will control and be responsible for all operational, management and administrative decisions relating to Legence Holdings’ business, will consolidate the financial results of Legence Holdings and its subsidiaries and will report non-controlling interests in its consolidated financial statements related to the LGN Units that the LGN Unit Holders will own in Legence Holdings.

This offering is being conducted through what is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The UP-C structure provides the LGN Unit Holders with the tax advantage of continuing to own interests in a pass-through structure, which is tax efficient because their allocable shares of income from Legence Holdings will not be subject to entity-level tax. The UP-C structure will also provide potential future tax benefits for both the public company and the LGN Unit Holders when they ultimately exchange their pass-through interests for shares of Class A Common Stock, which is expected to result in tax basis adjustments in the assets of Legence Holdings and produce favorable tax attributes for us. Immediately after the consummation of the Corporate Reorganization as described herein and this offering, our principal asset will be our ownership interests in Legence Holdings. See “Corporate Reorganization— Holding Company Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In connection with this offering: (a) Legence Parent formed Legence; (b) the ownership interests in Legence Holdings will be recapitalized into a single class of common equity limited liability company units (defined herein as LGN Units); (c) Legence Intermediate will distribute a portion of its interests in Legence Holdings to Legence Parent, which will in turn distribute such interests to certain of the Existing Owners; (d) such Existing Owners will contribute all of, and Legence Intermediate will contribute a portion of, their interests in Legence Holdings directly, or indirectly by contribution of interests in Blocker Entities holding interests in Legence Holdings, to Legence in exchange for newly issued Class A Common Stock; (e) such Existing Owners will contribute such Class A Common Stock received to Legence Investment Aggregator II, and Legence Intermediate will liquidate and distribute such Class A Common Stock and its remaining interests in Legence Holdings to Legence Parent; (f) Legence Parent will subscribe for newly issued Class B Common Stock from Legence in exchange for nominal consideration as a result of its historic indirect ownership of Legence Holdings, and certain of the Existing Owners will continue to hold a portion of their pre-IPO ownership interest in Legence Holdings through Legence Parent; (g) Legence will contribute the net proceeds of this offering to Legence Holdings in exchange for newly issued LGN Units; and (h) the Legence Holdings LLC Agreement will be amended and restated to, among other things, make Legence the managing member of Legence Holdings (such transactions, the “Corporate Reorganization”). After giving effect to these transactions and the offering contemplated by this prospectus, (a) Legence will own an approximate  % economic interest in Legence Holdings (or  % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom), (b) Legence Investment Aggregator I will own an approximate  % economic interest in Legence Holdings (or  % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom) and (c) Legence Investment Aggregator II will own an approximate  % economic interest in Legence (or  % if the

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom).

Each share of Class A Common Stock and Class B Common Stock will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of Class A Common Stock and Class B Common Stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list the Class B Common Stock on any stock exchange.

We will enter into a Tax Receivable Agreement with the TRA Members. This agreement generally provides for the payment by Legence to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Legence (a) actually realizes with respect to taxable periods ending after this offering or (b) is deemed to realize in the event the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Legence board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) Legence’s allocable share of existing tax basis acquired in connection with this offering and increases to such allocable share of existing tax basis; (ii) Legence’s utilization of certain tax attributes of the Blocker Entities; (iii) increases in tax basis resulting from future redemptions or exchanges (or deemed exchanges in certain circumstances) of Legence Holdings interests for Class A Common Stock or cash and certain distributions (or deemed distributions) by Legence Holdings (any resulting tax basis increases, the “Basis Adjustments”); and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. Legence will retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” contains more information.

The Corporate Reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Legence will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of Legence Holdings. Legence will consolidate Legence Holdings on its consolidated financial statements and record a non-controlling interest related to the LGN Units held by the LGN Unit Holders.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following diagram depicts our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

Public Stockholders
Legence Investment Aggregator I, f/k/a Legence Parent LLC(1)
Legence Investment Aggregator II(1)
% Class A Common Stock
% Total Voting Power
% Class A Common Stock
100% Class B Common Stock
% Total Voting Power
% Class A Common Stock
% Total Voting Power
Legence Corp.
% Legence Units
% Legence Units
Legence Holdings ("OpCo")
100%
Operating Subsidiaries

(1)

Following the Corporate Reorganization, Blackstone and the Management Members will hold the outstanding membership interests of the Legence Aggregators. Blackstone will serve as the managing member of each Legence Aggregator and as a result, may be considered to beneficially own all of our securities held by the Legence Aggregators.

We have granted the underwriters a 30-day option to purchase up to an aggregate of     additional shares of Class A Common Stock. We intend to use a portion of the net proceeds received from the sale of additional shares to repurchase a portion of the shares of Class A Common Stock held by Legence Investment Aggregator II and the remaining portion of such net proceeds from the sale of additional shares will be contributed to Legence Holdings in exchange for additional LGN Units, and Legence Holdings will use such net proceeds to purchase LGN Units, together with an equal number of shares of Class B Common Stock, from Legence Investment Aggregator I. The proceeds will be used for such purposes in proportion to the Legence Investment Aggregators’ respective ownership interest in Legence.

Principal Stockholders

Following the completion of this offering and our Corporate Reorganization, Blackstone and the Management Members will in the aggregate own approximately  % of our Class A Common Stock ( % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

the net proceeds therefrom) and 100% of our Class B Common Stock through Legence Investment Aggregator I and  % of our Class A Common Stock through Legence Investment Aggregator II ( % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom), representing, in the aggregate, approximately  % of our total voting power ( % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom). The Legence Investment Aggregators are controlled by Blackstone, our private equity sponsor.

Blackstone (NYSE: BX) is one of the world’s leading investment firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Through its different businesses, Blackstone had total assets under management of over $1.1 trillion as of September 30, 2024.

Corporate Information

Our principal executive offices are located at 1601 Las Plumas Avenue, San Jose, CA 95133, and our telephone number at that address is (833) 534-3623. Our website is available at www.wearelegence.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The Offering

Class A Common Stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A Common Stock.

Class A Common Stock to be outstanding after the offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Class B Common Stock to be outstanding immediately after completion of this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares and after giving effect to the application of the net proceeds therefrom), or one share for each LGN Unit held by the LGN Unit Holders immediately following this offering. Class B Common Stock is non-economic. When an LGN Unit is exchanged for a share of Class A Common Stock, a corresponding share of Class B Common Stock will be surrendered.

Use of proceeds	We expect to receive approximately $ million of net proceeds from the sale of the Class A Common Stock offered by us, assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from the sale of the Class A Common Stock offered by us by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Similarly, an increase (decrease) of one million shares in the number of shares sold in this offering by us would increase (decrease) the net proceeds to us from this offering by $ million, assuming the initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same.

We intend to contribute all of the net proceeds from this offering (not including the exercise of the underwriters’ option to purchase additional shares) to Legence Holdings in exchange for LGN Units. Legence Holdings intends to use such net proceeds from this offering for the repayment of outstanding borrowings under our Term Loan Credit Facility and for general corporate purposes.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

If the underwriters exercise their option to purchase additional shares of Class A Common Stock in full, the additional net proceeds to us will be approximately $ million (based on an assumed initial offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions. We intend to use a portion of the net proceeds received from the sale of additional shares to repurchase a portion of the shares of Class A Common Stock held by Legence Investment Aggregator II and the remaining portion of such net proceeds from the sale of additional shares will be contributed to Legence Holdings in exchange for additional LGN Units, and Legence Holdings will use such net proceeds to purchase LGN Units, together with an equal number of shares of Class B Common Stock, from Legence Investment Aggregator I (in each case, at a purchase price per LGN Unit and share of Class B Common Stock, or per share of Class A Common Stock, as applicable, equal to the public offering price per share of Class A Common Stock in this offering, net of underwriting discounts and commissions). The proceeds will be used for such purposes in proportion to the Legence Investment Aggregators’ respective ownership interest in Legence.

The section titled “Use of Proceeds” contains additional information regarding our intended use of proceeds from this offering.

Voting power of Class A Common Stock after giving effect to this offering	% (or 100% if all outstanding LGN Units held by the LGN Unit Holders are exchanged, along with a corresponding number of shares of our Class B Common Stock, for newly issued shares of Class A Common Stock on a one-for-one basis).

Voting power of Class B Common Stock after giving effect to this offering	% (or 0% if all outstanding LGN Units held by the LGN Unit Holders are exchanged, along with a corresponding number of shares of our Class B Common Stock, for newly issued shares of Class A Common Stock on a one-for-one basis).

Voting rights	The Existing Owners will hold all of the outstanding shares of our Class B Common Stock. Each share of Class B Common Stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. After giving effect to the shares issued pursuant to this offering, the Existing Owners will hold in the aggregate % of the outstanding shares of our Class A Common Stock. The Class A Common Stock will be voting stock and entitle each holder to one vote per share of Class A Common Stock. The section titled “Description of Capital Stock” contains more information.

Dividend policy	Following the completion of this offering, our board of directors may elect to declare cash dividends on our Class A Common Stock,

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements and restrictions in the agreements governing our indebtedness (as further discussed below). The payment of any future dividends will be at the discretion of our board of directors. We have not adopted, and do not currently expect to adopt, a written dividend policy. The section titled “Dividend Policy” contains more information.

Exchange rights of LGN Unit Holders	In connection with the completion of this offering, we will amend the Legence Holdings LLC Agreement which will provide that the LGN Unit Holders may (subject to the terms of the Legence Holdings LLC Agreement) exchange their LGN Units, along with surrendering a corresponding number of shares of our Class B Common Stock, for shares of Class A Common Stock of Legence on a one-for-one basis (the “Exchange Right”), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or, at our option, an equivalent amount of cash.

Tax receivable agreement

Future exchanges of LGN Units for shares of Class A Common Stock are expected to result in increases in the tax basis of the tangible and intangible assets of Legence Holdings. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation, depletion and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that we would otherwise be required to pay in the future. Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with the TRA Members. This agreement generally provides for the payment by Legence to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Legence (a) actually realizes with respect to taxable periods ending after this offering or (b) is deemed to realize in the event the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Legence board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) Legence’s allocable share of existing tax basis acquired in connection with this offering and increases to such allocable share of existing tax basis; (ii) Legence’s utilization of certain tax attributes of the Blocker Entities; (iii) Basis Adjustments; and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. Legence will retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” contains more information.

Listing and trading symbol	We intend to list our Class A Common Stock on the under the symbol “LGN.”

The information above excludes     shares of Class A Common Stock reserved for issuance under our long-term incentive plan that we intend to adopt in connection with the completion of this offering.

Unless otherwise indicated, this prospectus reflects:

•	an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus;

•	no exercise by the underwriters of their over-allotment option to purchase up to additional shares of Class A Common Stock;

•	the consummation of the Corporate Reorganization in connection with the consummation of this offering; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each in connection with the closing of this offering.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Summary of Risk Factors

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

Risks Related to Business

•	Economic downturns in the markets in which we operate may materially and adversely affect our business because our business is dependent on levels of construction activity.

•	If we do not compete and evolve effectively in our target markets, our operating results could be harmed.

•	Misconduct and errors by our employees, subcontractors, partners or third-party service providers could harm our business.

•	Cost overruns, inflation, delays and other risks could significantly impact our results, particularly with respect to fixed-price contracts.

•	A failure to secure new contracts may adversely affect our cash flows and financial results.

•

If we fail to complete a project in a timely manner, miss a required performance standard or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability or subject us to liquidated or other damages.

•

The fact that we outsource various elements of the services we sell and use materials and equipment produced by third parties in our projects subjects us to the business risks of our subcontractors and suppliers, which could have a material adverse impact on our operations.

•	Our clients typically rely on third party financing to pay for their projects, and this capital might not be available on acceptable terms or at all.

•	We may not recognize all revenues from our backlog or receive all payments anticipated under awarded projects and customer contracts.

Risks Related to Growth and Acquisitions

•

As a growing company with a relatively limited operating history at our current scale, we face various risks, uncertainties, expenses and difficulties. Our business is dependent on our ability to effectively continue to develop, maintain and scale our platform.

•	We may not be able to achieve expected returns from our growth strategy.

•	If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

Risks Related to Indebtedness

•	We have a significant amount of existing indebtedness and our ability to make scheduled payments on or to refinance our obligations will depend on many factors, some of which are beyond our control.

•

We may not be able to finance future needs or adapt our business plan to react to changes in economic or business conditions because of restrictions placed on us by our Credit Facilities and any other instruments governing our other indebtedness.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

•	Our incurrence of additional indebtedness may affect our business and may restrict our operating flexibility.

Risks Related to Regulations

•

Our business and our clients’ businesses are subject to a variety of federal, state and local laws and regulations, which could adversely affect our business, financial condition and results of operations.

•

If we are found to not have complied with applicable laws, we could lose one or more of our licenses, permits or authorizations or face other sanctions or penalties or be required to obtain additional licenses or permits, which may limit our business operations in particular jurisdictions or otherwise harm our business.

•

Some of our clients receive federal, state and local government incentives for building new facilities or to make energy efficiency upgrades to their buildings. If these incentives are reduced or limited, the scope for some of our projects may be impacted and there may be less demand for our services.

Risks Related to the Environment, Health and Safety

•	Environmental, health and safety laws could impose significant additional costs and liabilities.

•

We are exposed to risks relating to occupational, health and safety matters and operate at project sites that involve a high degree of operational hazards and risks. Failure by us or any of our business partners to maintain safe work sites and equipment could have a material adverse impact on our business, financial condition and results of operations.

•

Increasing scrutiny, regulatory requirements and changing expectations from various stakeholders with respect to sustainability and other environmental, social and governance (“ESG”) matters may impose additional costs on us or expose us to reputational or other risks.

Risks Related to Our Class A Common Stock and Structure

•

Our sole material asset after completion of this offering will be our membership interest in Legence Holdings and we are accordingly dependent upon distributions from Legence Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

•	We do not intend to pay dividends following the completion of this offering and may never pay dividends.

•	Our sale or issuance of additional Common Stock or other equity-related securities could dilute each stockholder’s ownership interest or adversely affect the market price of our Class A Common Stock.

•	We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Summary Historical and Unaudited Pro Forma Financial Information

The following table shows summary historical financial information and other data for the Company’s predecessor, Legence Holdings, and summary unaudited pro forma financial information for the periods and as of the dates indicated.

The summary historical financial information as of December 31, 2023, and for the years ended December 31, 2023 and 2022, were derived from the audited historical consolidated financial statements of Legence Holdings included elsewhere in this prospectus.

The summary unaudited pro forma financial information as of and for the year ended December 31, 2024 has been prepared to give pro forma effect to (i) the Corporate Reorganization described elsewhere in this prospectus under the section titled “Corporate Reorganization” and (ii) this offering and the application of the net proceeds from this offering as described elsewhere in this prospectus under “Use of Proceeds,” as if each had been completed on January 1, 2024.

This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed financial information included elsewhere in this prospectus. The summary unaudited pro forma financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the above-mentioned transactions been consummated on the date indicated and does not purport to be indicative of our financial position or results of operations as of any future date or for any future period.

Our historical results are not necessarily indicative of the results to be expected in any future period. You should read the following summary financial and other data in conjunction with the sections titled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization,” “Unaudited Pro Forma Consolidated Financial Information” and the historical financial statements included elsewhere in this prospectus.

	Predecessor Historical			Unaudited Pro Forma
	As of and for the Years Ended December 31,			For the Year Ended December 31, 2024
	2022	2023	2024
Statements of Operations Information:
(Dollars in thousands)
Revenue	$1,246,501	$1,615,062	$	$
Cost of revenue	1,012,795	1,299,916

Gross profit	233,706	315,146

Selling, general and administrative	$142,054	$186,058	$	$
Depreciation and amortization	82,511	80,241
Acquisition-related costs	5,627	3,794
Changes in the fair value of contingent consideration	3,012	17,647
Changes in the fair value of contingent consideration—related parties	1,310	13,424
Goodwill impairment	23,440	5,051
Equity in earnings of joint venture	$—	$(1,329)	$	$

Income (loss) from operations	(24,248)	10,260

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

	Predecessor Historical			Unaudited Pro Forma
	As of and for the Years Ended December 31,			For the Year Ended December 31, 2024
	2022	2023	2024
Other expense (income):
Interest expense, net of capitalized interest	$44,285	$51,551	$	$
Interest expense—related parties	6,315	12,396
Other expense (income), net	(187)	257

Total other expense, net	$50,413	$64,204

Loss before income tax	$(74,661)	$(53,944)	$	$

Income tax (benefit) expense	$7,613	$(7,918)	$	$
Net loss	$(82,274)	$(46,026)	$	$
Balance Sheet Information:
Cash and cash equivalents		$88,920	$	$
Total assets		2,126,141
Total liabilities		1,603,211
Total equity		522,930
Statements of Cash Flows Information:
Cash provided by operating activities	$26,996	$33,917	$	$
Cash used in investing activities(1)	(160,375)	(133,902)
Cash provided by financing activities	173,807	128,471
Other Financial Information:
Subcontractor Expense(2)	$200,151	$238,286	$	$
Self-Perform Contribution(3)	1,046,350	1,376,776
Adjusted EBITDA(4)	119,835	166,410
Adjusted EBITDA Margin(5)	9.6%	10.3%
Self-Perform Margin(6)	11.5%	12.1%

(1)	Cash flows from investing activities primarily consist of capital expenditures, such as the purchase of property or equipment, and payments for the acquisition of businesses.
(2)

Subcontractor Expense represents the cost of third-party contractors that we use and is included in Cost of Revenue. We typically incur Subcontractor Expense in connection with the provision of construction management services. On jobs where we use subcontractors, we may pass those costs directly through to our customers or include them in our overall price for the job.

(3)

Self-Perform Contribution is not calculated in accordance with GAAP. See “—Non-GAAP Financial Measures” for a description of Self-Perform Contribution and a reconciliation to the most directly comparable GAAP measure.

(4)	Adjusted EBITDA is not calculated in accordance with GAAP. See “—Non-GAAP Financial Measures” for a description of Adjusted EBITDA and a reconciliation to the most directly comparable GAAP measure.
(5)

Adjusted EBITDA Margin is not calculated in accordance with GAAP. See “—Non-GAAP Financial Measures” for a description of Adjusted EBITDA Margin and a reconciliation to the most directly comparable GAAP measure.

(6)

Self-Perform Margin is not calculated in accordance with GAAP. See “—Non-GAAP Financial Measures” for a description of Self-Perform Margin and a reconciliation to the most directly comparable GAAP measure.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Non-GAAP Financial Measures

Self-Perform Contribution, Adjusted EBITDA, Adjusted EBITDA Margin and Self-Perform Margin are financial measures not presented in accordance with GAAP but are intended to provide useful and supplemental information to investors and analysts as they evaluate our performance. Self-Perform Contribution is a financial measure that management historically has used and continues to use to evaluate our financial performance by analyzing the fees for services that are performed or managed by our workforce separately from the work that is performed by our subcontractors. Self-Perform Contribution is defined as revenue less Subcontractor Expense. Management believes this is a helpful measure to evaluate the efficiency and profitability of the service teams we employ and manage directly. EBITDA is defined as earnings before interest and other financing expenses, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude goodwill impairment, net loss on sale and disposition of property and equipment, changes in fair value of contingent consideration, acquisition and integration costs, system deployment costs, strategic initiative costs, stock-based compensation expense, profits from an accelerated project sale and litigation settlements. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. Self-Perform Margin is defined as Adjusted EBITDA divided by Self-Perform Contribution. Self-Perform Contribution should not be considered an alternative to gross profit that is derived in accordance with GAAP. Adjusted EBITDA should not be considered an alternative to net loss that is derived in accordance with GAAP. Management believes that the exclusion of these items from gross profit and net loss enables us and our investors to more effectively evaluate our operations period over period and to identify operating trends that might not be apparent due to, among other reasons, the variable nature of these items, both in value and frequency, period over period. In addition, management believes these measures may be useful for investors in comparing our operating results with those of other companies.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are that such measures:

•	may exclude recurring expenses of Subcontractor Expense in our jobs;

•

may exclude the recurring expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and the assets being depreciated and amortized may have to be replaced in the future;

•	do not reflect changes in our working capital needs;

•	do not reflect the interest (income) expense on our indebtedness; or

•	do not reflect the income tax (benefit) provision we are required to make.

Neither Self-Perform Contribution, Adjusted EBITDA, Adjusted EBITDA Margin nor Self-Perform Margin is a liquidity measure, and they should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

In order to evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate our business. Please review the reconciliation of Gross Profit to Self-Perform Contribution, a calculation of Self-Perform Margin, the reconciliation of Net Loss to Adjusted EBITDA and a calculation of Adjusted EBITDA Margin set forth below.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table provides a reconciliation of our Gross Profit, the most directly comparable financial measure presented in accordance with GAAP, to Self-Perform Contribution, and a calculation of Self-Perform Margin for the periods presented herein:

	Predecessor				Pro Forma
					For the Year Ended December 31, 2024
	For the Years Ended December, 31
	2022	2023	2024
	(Dollars in thousands)
Gross Profit	$233,706	$315,146	$		$
Other Cost of Revenue(1)	812,644	1,061,630

Self-Perform Contribution(2)	1,046,350	1,376,776
Adjusted EBITDA	$119,835	$166,410	$		$

Self-Perform Margin(3)	11.5%	12.1%		%		%

(1)	Other Cost of Revenue equals Cost of Revenue minus Subcontractor Expense.
(2)	We define Self-Perform Contribution as revenue less Subcontractor Expense.
(3)	We define Self-Perform Margin as Adjusted EBITDA divided by Self-Perform Contribution.

The following table provides a reconciliation of our Net Loss, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA, and a calculation of Adjusted EBITDA Margin for the periods presented herein:

	Predecessor				Pro Forma
					For the Year Ended December 31, 2024
	For the Years Ended December, 31
	2022	2023	2024
	(Dollars in thousands)
Net Loss	$(82,274)	$(46,026)	$		$
Interest expense, net of capitalized interest	44,285	51,551
Interest expense—related parties	6,315	12,396
Income tax (benefit) expense	7,613	(7,918)
Depreciation and amortization	93,020	92,801
Goodwill impairment(1)	23,440	5,051
Net loss on sale and disposition of property and equipment	797	822
Changes in fair value of contingent consideration	3,012	17,647
Changes in fair value of contingent consideration—related parties	1,310	13,424
Acquisition and integration costs(2)	6,655	5,402
System deployment costs(3)	6,638	11,826
Strategic initiative costs(4)	839	6,784
Stock-based compensation expense	5,185	10,051
Accelerated project sale(5)	—	(7,401)
Litigation settlements(6)	3,000	—

Adjusted EBITDA	$119,835	$166,410	$		$

Adjusted EBITDA Margin	9.6%	10.3%		%		%

(1)	Refer to Note 5 in the Notes to the Consolidated Financial Statements, for details on the nature of the impairment.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

(2)

For the years ended December 31, 2023 and 2022, the figures include $3.8 and $5.6 million, respectively, of acquisition costs recorded in acquisition-related costs, and $1.6 and $1.0 million, respectively, of acquisition integration costs recorded in selling, general and administrative costs in the Consolidated Statements of Operations.

(3)	Represents consulting and initial upfront costs associated with implementing and optimizing certain enterprise resource planning systems, including IFS, Onestream and Ceridian Dayforce.
(4)

Represents (i) consulting costs associated with rebranding efforts in connection with our name change to Legence that we do not expect to recur in the future, (ii) upfront consulting and out-of-pocket costs related to developing and launching the cross-selling framework amongst our brands, many of which were more recently acquired and integrated into the Legence brand, (iii) consulting and legal fees associated with education and marketing efforts for our clients with respect to utilizing the IRA and the CHIPS Act of 2022 (the “CHIPs Act”) and (iv) consulting, legal, accounting expenses in connection with non-recurring extraordinary company transactions.

(5)

Our Black Bear subsidiary helps businesses and real estate owners procure on-site generation and storage systems for their buildings. Black Bear receives compensation for its services from project developers who pay Black Bear a fee if they are selected to provide the system for the client. The fee is typically earned and paid when the client enters into a binding contract with the project developer and permits to begin construction have been issued. If a contract is not signed or permits are not issued, Black Bear is typically not owed a fee from the project developer. In the fourth quarter of 2023, a project developer who had been selected for a large number of projects by Black Bear’s clients offered to immediately pay Black Bear all of the fees that Black Bear would earn in the future if all of the projects received permits, provided that Black Bear would agree to discount the fee amounts. Black Bear agreed to discount the fee amounts and recorded significantly higher revenues than would be typical in a quarter. Given the unique nature of the transaction, we consider it to be non-recurring in nature. This adjustment is to eliminate the approximately $7.4 million profit we recorded from the transaction.

(6)	Refer to Note 17 in the Notes to the Consolidated Financial Statements, for details on the nature of the settlement.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our Class A Common Stock involves risks. The information in this prospectus should be considered carefully, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” and the following risks, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also materially affect our business. The occurrence of any of the following risks or additional risks and uncertainties that are currently immaterial or unknown could materially and adversely affect our business, financial condition, liquidity, results of operations, cash flows or prospects. The trading price of our Class A Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Business

Economic downturns in the markets in which we operate may materially and adversely affect our business because our business is dependent on levels of construction activity.

The demand for our services is dependent upon the existence of construction projects and service requirements within the markets in which we operate. Any period of economic recession affecting a market or industry in which we transact business, such as data centers, is likely to adversely impact our business. Some of the projects we work on may have long lifecycles from conception to completion, and the bulk of our performance generally occurs late in a construction project’s lifecycle.

The industries and markets in which we operate have always been and will continue to be vulnerable to macroeconomic downturns because they are cyclical in nature. When there is a reduction in demand, it often leads to greater price competition as well as decreased revenue and profit. The lasting effects of a recession can also increase economic instability with our vendors, subcontractors, developers and general contractors, which can result in us not being paid in full or at all on some projects, thus decreasing our revenue and profit. Further, to the extent some of our vendors, subcontractors, developers or general contractors seek bankruptcy protection, such bankruptcy will likely force us to incur additional costs in attorneys’ fees, as well as other professional consultants, and will result in decreased revenue and profit. Additionally, a reduction in federal, state or local government spending in our industries and markets could result in decreased revenue and profit for us. As a result, economic downturns in our industry could have a material adverse impact on our business, financial condition and results of operations.

If we do not compete and evolve effectively in our target markets, our operating results could be harmed.

Our industry is highly competitive, with many companies of varying size and business models competing for the same business as we do. Some of our competitors may have greater resources than us and could focus their substantial financial resources to develop a competitive advantage, others may be smaller, have a lower cost structure, employ a non-unionized workforce or be able to adapt to the constantly changing demand of the market more quickly. Our competitors may also offer services at prices below cost, devote significant sales forces to competing with us or attempt to recruit our key personnel by increasing compensation, any of which could improve their competitive positions.

Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete, and reduce our market share and revenues, any of which could have a material adverse impact on our business, financial condition and results of operations. We can provide no assurance that we will continue to effectively compete against our current competitors or additional companies that may enter our markets. If our work processes become obsolete, through technological advancements or otherwise, we may not be able to differentiate our service offerings and some of our competitors may be able to offer more attractive services to our customers. We also encounter competition in the form of potential customers electing to develop solutions or perform services internally rather than engaging an outside provider such as us.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Misconduct and errors by our employees, subcontractors, partners or third-party service providers could harm our business.

Misconduct, fraud or other improper activities caused by our employees’, subcontractors’, partners’ or consultants’ failure to comply with laws or regulations could have a significant negative impact on our business. Such misconduct could include the failure to comply with procurement regulations or procedures, environmental, health and safety regulations, laws or procedures regarding the protection of sensitive information, legislation regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, and anti-corruption, anti-competition and other applicable laws or regulations. Our failure to comply with applicable laws, regulations or procedures, misconduct by any of our employees, subcontractors, partners or consultants, or our failure to make timely and accurate certifications to customers or government agencies regarding misconduct or potential misconduct could subject us to, among other things, fines and penalties, cancellation of contracts, loss of government granted eligibility and suspension or debarment from contracting with affected customers (including government agencies), any of which could adversely affect our business, financial condition and results of operations.

Cost overruns, inflation, delays and other risks could significantly impact our results, particularly with respect to fixed-price contracts.

It is important for us to accurately estimate and control our contract costs, particularly with respect to our fixed-price contracts, so that we can maintain positive operating margins and profitability. Our services are primarily provided on a fixed-price basis.

In recent years, our clients have increased the use of fixed-priced contracts. Under fixed-price contracts, we receive a fixed-price irrespective of the actual costs we incur and, consequently, we are exposed to a number of risks. We realize a profit on fixed-price contracts only if we can control our costs and prevent cost overruns on our contracts. Fixed-price contracts require cost and scheduling estimates that are based on a number of assumptions, including those about future economic conditions, our overhead costs, the utilization and availability of labor, equipment and materials and other exigencies. We could experience cost overruns if these estimates are originally inaccurate as a result of errors or ambiguities in the contract specifications or become inaccurate as a result of a change in circumstances following the submission of the estimate due to, among other things, unanticipated technical or equipment problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather delays, changes in the costs of raw materials or the inability of our vendors or subcontractors to perform their obligations within budget.

If cost overruns occur, we could experience reduced profits or, in some cases, a loss for that project. If a project is significant, or if there are one or more common issues that impact multiple projects, costs overruns could increase the unpredictability of our earnings, as well as have a material adverse impact on our business, financial condition and results of operations. When cost overruns occur due to factors outside of our control, we may be able to recoup our revenues through change order; however, this process is subject to negotiations with the relevant client or customer.

Certain of our contracts require us to satisfy specific design, engineering, procurement or construction milestones in order to receive payment for the work completed or equipment or supplies procured prior to achievement of the applicable milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If a client determines not to proceed with the completion of the project or if the client defaults on its payment obligations, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies.

Accounting for a contract requires judgments relative to assessing the contract’s estimated risks, revenue, costs and other technical issues. Due to the size and nature of many of our contracts, the estimation of overall

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

risk, revenue and cost at completion is complicated and subject to many variables. Changes in underlying assumptions, circumstances or estimates may also adversely affect future period financial performance. If we are unable to accurately estimate the overall revenue or costs on a contract, then we may experience a lower profit or incur a loss on the contract.

A failure to secure new contracts may adversely affect our cash flows and financial results.

Projects we complete, except those in our Maintenance & Service service line, are generally one-time in nature with a duration of less than a year. Our financial performance depends on our ability to repeatedly win new contracts from existing and new clients. Current clients may choose other vendors for future projects. Our inability to repeatedly win new contracts from existing and new clients could have a material adverse impact on our business, financial condition and results of operations.

In addition, much of our revenue is derived from projects that are awarded through a competitive bid process. Contract bidding and negotiations are affected by a number of factors, including our own cost structure and bidding policies. The failure to bid and be awarded projects, cancellations of projects or delays in project start dates could affect our ability to deploy our assets profitably. Further, when we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. We could experience a decrease in profitability if we are unable to replace canceled, completed or expired contracts with new work.

If we fail to complete a project in a timely manner, miss a required performance standard or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability or subject us to liquidated or other damages.

Our engagements may involve large-scale, complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our clients and our ability to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. We may commit to a client that we will complete a project by a scheduled date. We may also commit that a project, when completed, will achieve specified performance standards. If the project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The uncertainty of the timing of a project can present difficulties in planning the amount of personnel needed for the project. If the project is delayed or canceled, we may bear the cost of underutilizing our non-union employees that were dedicated to fulfilling the project. In addition, performance of projects can be affected by a number of factors beyond our control, including, among other things, unavoidable delays from government inaction, power, water or other resource availability, public opposition or negative press, inability to obtain financing, weather conditions, unavailability of materials or required services, unavailability of technical or specialized labor, changes in the project scope of services requested by our clients, workplace and industrial accidents, denial of or delay in securing required permits, environmental hazards and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates, and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our clients’ expectations, could result in claims for damages against us. Failure to meet performance standards or complete performance on a timely basis could also adversely affect our reputation and client base. Any such circumstances could have a material adverse impact on our business, financial condition and results of operations.

The fact that we outsource various elements of the services we sell and use materials and equipment produced by third parties in our projects subjects us to the business risks of our subcontractors and suppliers, which could have a material adverse impact on our operations.

We depend on contractors, subcontractors and equipment and material providers to conduct our business. There is a risk that we may have disputes with our subcontractors arising from, among other things, the quality

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

and timeliness of work performed by the subcontractor, customer concerns about the subcontractor or our failure to extend existing task orders or issue new task orders under a subcontract. Also, to the extent that we cannot acquire equipment and materials at reasonable costs, we experience delays in the receipt of equipment and materials, including as a result of material shortages, trade disputes, increases in levels of or goods subject to tariffs, supply chain disruptions or other factors, or if the amount we are required to pay exceeds our estimates, our ability to complete a project in a timely fashion or at a profit may be impaired. In addition, if any of our subcontractors or suppliers fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, our ability to fulfill our obligations as a prime contractor may be jeopardized; we could be held responsible for such failures and/or we may be required to purchase the supplies or services from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the supplies or services are needed, which could have a material adverse impact on our business, financial condition and results of operations.

We also rely on relationships with other contractors when we act as their subcontractor or partner with them on the same project. Our future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts or relationships with us, including due to expansion of their internal HVAC or MEP capabilities, or if a client terminates or reduces these other contractors’ programs, does not award them new contracts or refuses to pay under a contract. In addition, due to “pay when paid” provisions that are common in subcontracts, we could experience delays in receiving payment if the prime contractor experiences payment delays.

Our clients typically rely on third party financing to pay for their projects, and this capital might not be available on acceptable terms or at all.

Our clients typically obtain third-party financing for their projects. If our clients are unable to raise funds on acceptable terms when needed, the size of contracts we do obtain may be smaller or our clients could be required to delay the development and construction of projects, reduce the scope of those projects or take other actions that may limit the amount of work available to us. Any inability by our clients to raise the funds necessary to finance their projects could have a material adverse impact on our business, financial condition and results of operations.

We may not recognize all revenues from our backlog or receive all payments anticipated under awarded projects and customer contracts.

As of December 31, 2024 and 2023, we had a backlog of approximately $     million and $1.3 billion, and we also had awarded contracts of approximately $     million and $395.5 million, respectively.

Our customers have the right under some circumstances to terminate contracts or defer the timing of our services and their payments to us. In addition, our government contracts are subject to the risks described below under “—Certain contracts may give clients the right to modify, delay, curtail, renegotiate or terminate existing contracts at their convenience at any time prior to their completion, which may result in a decline in our profits and revenue.” The payment estimates for projects that have been awarded to us but for which we have not yet signed contracts have been prepared by management and are based upon a number of assumptions, including that the size and scope of the awarded contracts will not change prior to the signing of contracts, that our clients or customers will be able to obtain any necessary third-party financing for the awarded contracts and that we and our customers will reach agreement on and execute binding definitive documentation for the awarded contracts. We are not always able to enter into binding definitive documentation for an awarded contract on the terms proposed. As a result, we may not receive all of the revenues that we include in our backlog or that we estimate we will receive under awarded contracts. If we do not receive all of the revenue we currently expect to receive, our future operating results will be adversely affected. In addition, a delay in the receipt of revenues, even if such revenues are eventually received, may cause our operating results for a particular quarter to fall below our expectations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

In order to secure contracts for new projects, we face a variable selling cycle that requires resource commitments and has a lead time before we realize revenues.

The sales cycle for our services takes from one to twelve months. We cannot always predict the timeline for our selling cycle. Our existing and potential clients generally follow budgeting and procurement processes, and sometimes must engage in regulatory approval processes related to our services. Many of our potential clients issue an RFP for their proposed projects. For projects that we win through an RFP, we then must negotiate and execute a contract with the customer. In addition, our clients may need to obtain financing for their project.

This sales process requires the dedication of significant time by our sales and management personnel and our use of significant financial resources, with no certainty of success or recovery of our related expenses. A potential customer may go through the entire sales process and not accept our proposal. All of these factors can contribute to fluctuations in our quarterly financial performance and increase the likelihood that our operating results in a particular quarter will fall below investor expectations. These factors could also adversely affect our business, financial condition and results of operations due to increased spending by us that is not offset by increased revenues.

Certain contracts may give clients the right to modify, delay, curtail, renegotiate or terminate existing contracts at their convenience at any time prior to their completion, which may result in a decline in our profits and revenue.

Certain projects in which we participate as a contractor or subcontractor may extend for one or more years. Certain of these contracts, in particular contracts with government entities, include the right to modify, delay, curtail, renegotiate or terminate contracts and subcontracts at such customer’s convenience any time prior to their completion. Any decision by a customer to modify, delay, curtail, renegotiate or terminate our contracts at their convenience may result in a decline in our profits and revenue. If one of these customers terminates their contract for convenience, we may only be able to bill the customer for work completed and costs incurred prior to the termination or modification, plus any commitments and settlement expenses such client agrees to pay, but not for any work not yet performed. Such terminations may have a material adverse impact on our business, financial condition and results of operations.

From time to time, we may perform work beyond the initial scope of some of our contracts. If these clients do not approve these change orders, our results of operations could be adversely impacted.

We typically have pending change orders submitted under some of our contracts for payment of work performed beyond the initial contractual requirements for which we have already recorded revenue. In general, we cannot guarantee that such change orders will be approved in whole, in part, or at all. These change orders can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when these change orders will be fully resolved. When these types of events occur and unresolved change orders are pending, we have used working capital in projects to cover cost overruns pending the resolution of the relevant change order. If these change orders are not approved, our revenue may be reduced in future periods, which could have a material adverse impact on our business, financial condition and results of operations.

If we experience delays and/or defaults in client payments, we could be unable to recover all expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the client in amounts sufficient to cover expenditures on projects as they are incurred. Delays in client payments may require us to make a working capital investment. While we historically have low levels of credit loss, if a client defaults in making their payments on a project to which we have devoted resources, it could have a material adverse impact on our business, financial condition and results of operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

If we fail to promote, maintain or enhance our brands in a cost-effective manner, we may lose market share and our revenue may decrease.

A significant portion of our revenue is earned directly or indirectly from clients in various industries. Accordingly, our brands, reputation and relationships with these customers are among our most important assets, and our ability to attract and retain customers and employees depends on brand recognition and reputation. Such dependence makes our business susceptible to reputational damage and to competition from other companies. A variety of events could result in damage to our reputation or brands, some of which are outside of our control, including:

•	acts or omissions that adversely affect our business such as a crime, scandal, cyber-related incident, litigation or other negative publicity;

•	failure to successfully perform, or negative publicity related to, a high-profile project;

•	misconduct, fraud or other improper activities caused by our employees’, subcontractors’, partners’ or consultants’ failure to comply with laws or regulations;

•	engagements in or perceived connections to politically or socially sensitive activities;

•	infringement of our trademarks or other intellectual property by third parties or accusations that our operations infringe the intellectual property rights of third parties;

•	actual or potential involvement in a catastrophic fire, explosion or similar event; or

•	actual or perceived responsibility for a serious accident or injury.

Increased media coverage and interest in many of the industries that we serve, along with the intensification of media coverage generally, including through the considerable expansion in the use of social media, have increased the volume and speed at which negative publicity arising from any such events can be generated and spread, and we may be unable to timely respond to, correct any inaccuracies in, or adequately address negative perceptions arising from such media coverage. If the reputation or perceived quality of our brands declines or customers lose confidence in us, our business, financial condition and results of operations could be adversely affected.

We place significant decision-making powers with our brands’ management, which presents certain risks.

Substantially all of our business is conducted through our brands, which are separate and distinct legal entities. We believe that our practice of placing significant decision-making powers with local management is important to our successful growth and allows us to be responsive to opportunities and to our customers’ needs. However, this practice presents certain risks, including, for example, the risk that because we lack a single enterprise resource planning system, we may be slower or less effective in our attempts to identify or react to problems affecting an important brand or that we may be slower to identify a misalignment between a brand’s and the Company’s overall business strategy. Further, if a brand fails to follow the Company’s compliance policies, we could be made party to a contract, arrangement or situation that requires the assumption of large liabilities or has less advantageous terms than is typically found in the market.

The loss of senior management or other key employees, or failure to implement effective succession planning strategies, may have a material adverse impact on our business.

We cannot assure you that we will be able to retain our existing senior management personnel or other key employees or attract additional qualified personnel. The loss of any member of our management team, particularly our brand leaders, could adversely impact our business and operations. We do not maintain, nor do we plan to obtain, “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees. We may modify our management structure from time to time or reduce our overall workforce, which may create marketing, operational and other business

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

risks. In addition, if we are unable to retain other key personnel, the roles and responsibilities of those employees will need to be filled, which may require that we devote time and resources to identify, hire and integrate new employees, or be assigned to existing employees, which may require them to devote time and attention to additional responsibilities. The loss of members of our management team or other key employees and failure to implement effective succession plans could adversely affect our business, financial condition and results of operations.

Competition for our employees is intense, and we may not be able to attract, integrate or retain the appropriate number of qualified employees needed to support our business.

We are a professional and technical services company, and our business is accordingly labor intensive. Therefore, our ability to attract, retain and expand our senior management and our professional and technical staff is an important factor in determining our future success. The market for engineers, consultants and skilled labor is competitive and, from time to time, it may be difficult to attract and retain qualified individuals with the required expertise within the time frames demanded by our clients. Our failure to attract and retain key individuals could impair our ability to provide services to our clients and conduct our business effectively.

We may also face labor shortages, particularly in our Engineering & Consulting segment, which may lead to higher wages for our existing employees and higher costs to purchase the services of third parties. Increases in labor costs, wage inflation and/or increased overtime as a result of such shortages reduce our profitability and that of our customers. Such increases in labor costs for a prolonged period of time could have a material adverse impact on our business, financial condition and results of operations.

We are subject to work stoppages, union negotiations, labor disputes and other matters associated with our labor force, which may adversely impact our operations and cause us to incur incremental costs.

As of December 31, 2024, approximately  % of our employees were covered by collective bargaining agreements, which on occasion may require renegotiation. The outcome of future negotiations relating to union representation or collective bargaining agreements may not be favorable to us in that they may increase our operating expenses and lower our net income as a result of higher wages or benefit expenses. In addition, negotiations with unions diverts management’s attention and could disrupt operations, which may adversely affect our results of operations. If we are unable to negotiate acceptable collective bargaining agreements, we may have to address the threat of union-initiated work actions, including work slowdowns and strikes. Depending on the nature of the threat, the impacted brand(s), the location of the affected employees or the type and duration of any work action, these actions could have a material adverse impact on our business, financial condition and results of operations.

We may be required to contribute additional cash to meet our benefit obligations associated with multiemployer pension plans in which we participate.

A multiemployer pension plan is typically established under a collective bargaining agreement with a union to cover the union-represented workers of various unrelated companies. Certain of our collective bargaining agreements with unions require us to contribute to various multiemployer pension plans; however, we do not control or manage these plans, as the plans are sponsored and administered by a board of trustees. For the year ended December 31, 2024, we contributed approximately $     million to multiemployer pension plans. Under the Employee Retirement Income Security Act of 1974, as amended, an employer who contributes to a multiemployer pension plan and the members of such employer’s controlled group, absent an applicable exemption, may be jointly and severally liable for the contributing employer’s proportionate share of the plan’s unfunded vested benefits in the event the employer ceases to have an obligation to contribute to the plan or substantially reduces its contributions to the plan (i.e., in the event of a complete or partial withdrawal from an applicable multiemployer plan or plan termination). If we withdraw from a multiemployer plan or such plan is terminated, absent an applicable exemption (such as that for qualifying employers in some plans in the building

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

and construction industry), we could be required to contribute cash (typically over a number of years) to fund our portion of the multiemployer plan’s unfunded vested benefits, which could have a material adverse impact on our business, financial condition and results of operations; however, because we do not control the multiemployer plans and the plans’ funded status changes year to year, we are unable to estimate any potential contributions that could be required if a withdrawal for which an exception does not apply were to occur.

Our profitability could suffer if we are not able to maintain adequate utilization of our workforce.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. The rate at which we utilize our workforce is affected by a number of factors, including our ability to transition employees from completed projects to new assignments and to hire and assimilate new employees; our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and operating units; negotiations with the unions to which our employees may belong; and our ability to manage attrition.

If we under-utilize our workforce, our profit margin and profitability could suffer, which could in turn have a material adverse impact on our business, financial condition and results of operations.

Our clients have been and could be impacted by the availability and prices of commodities, services, equipment and materials.

The availability and pricing of commodities, services, equipment and materials can affect our clients in a number of ways. For example, for those clients that produce commodity products, fluctuations in price and availability can have a direct effect on their profitability and cash flow and, therefore, their willingness to continue to invest or make new capital investments. Further, declines in commodity prices can negatively impact our business in regions whose economies are substantially dependent on commodity prices by reducing our clients’ ability to invest in capital projects. In addition, particularly with respect to our data center clients, the unavailability of water or other utility services may delay project completions or cause our clients to defer investments. To the extent commodity, services, equipment and materials prices and availability decline or fluctuate and our clients defer new investments or cancel or delay existing projects, the demand for our services decreases, which could have a material adverse impact on our business, financial condition and results of operations.

The availability and pricing of commodities, equipment and materials can also affect the costs of projects. Rising commodity, equipment and materials prices can negatively impact the potential returns on investments that are planned, as well as those in progress, and result in clients deferring new investments or canceling or delaying existing projects. Cancellations and delays have affected our past results and may continue to do so in significant and unpredictable ways and could have a material adverse impact on our business, financial condition and results of operations.

The loss of one or a few clients could have an adverse impact on us.

Although we provide services to a diverse portfolio of end client markets and have long-standing relationships with many of our significant clients, our clients may unilaterally reduce, fail to renew or terminate their contracts with us at any time. While we did not have any single customer that accounted for greater than    % of our revenues for the years ended December 31, 2024 and 2023, the loss of business from a significant client, or a number of significant clients, could have a material adverse impact on our business, financial condition and results of operations.

The nature of our business exposes us to potential liability for warranty, engineering and other related claims and our insurance policies may not provide adequate coverage.

We typically provide contractual warranties for our services and materials, guaranteeing the work performed against, among other things, defects in workmanship, and we may agree to indemnify our customers for losses

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

related to our services. While our standard warranty period lasts twelve months, the length of these warranty periods varies, and certain projects can have longer warranty periods and include facility performance warranties that are broader than the warranties we generally provide. Warranties generally require us to re-perform the services and/or repair or replace the warranted item and any other facilities impacted thereby, at our sole expense, and we could also be responsible for other damages if we are not able to adequately satisfy our warranty obligations. In addition, we can be required under contractual arrangements with our customers to warrant any defects or failures in materials we provide. While we generally require materials suppliers to provide us warranties that are consistent with those we provide to customers, if any of these suppliers default on their warranty obligations to us, we may incur costs to repair or replace the defective materials.

Furthermore, our business involves professional judgments regarding the planning, design, development, construction, operations and management of MEP and HVAC systems. Because our projects are often technically complex, our failure to make judgments and recommendations in accordance with applicable professional standards, including engineering standards, could result in damages. An accident or other adverse event at a project site or completed project resulting from the services we performed could result in professional or product liability, personal injury (including claims for loss of life) or property damage claims or other claims against us, as well as reputational harm. Although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, we may be deemed to be responsible for these professional judgments, recommendations or opinions if they are later determined to be inaccurate, or if an accident or other adverse event or failure occurs at one of our project sites or completed projects. These liabilities could exceed our insurance limits or impact our ability to obtain third-party insurance in the future, and customers, subcontractors or suppliers who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to pay us. We could also be liable to third parties, including through class actions, even if we are not contractually bound to those third parties. These liabilities could exceed our insurance limits or the fees we generate, may not be covered by insurance at all due to various exclusions in our coverage and could impact our ability to obtain insurance in the future. Further, any such incident may lead to reputational harm. Any unfavorable legal ruling against us could result in substantial monetary damages, disqualification to perform services in the future or even criminal violations. As a result, warranty, engineering and other related claims could have a material adverse impact on our business, financial condition and results of operations.

Additionally, certain of our brands manufacture products sold to customers and other third parties, and we can be exposed to product liability and warranty claims if our products result in, or are alleged to result in, bodily injury and/or property damage or our products actually or allegedly fail to perform as expected. Furthermore, certain of our products are designed to support critical infrastructure and any failure of such products could result in significant product liability and warranty claims, as well as damage to our reputation in the marketplace. Our product development, manufacturing and testing may be inadequate to detect all defects, errors, failures and quality issues, which could impact customer satisfaction or result in claims against us. As a result, we may have, and from time to time have had, to replace certain components and/or provide remediation in response to the discovery of defects in our products, and the occurrence of any defect, error, failure or quality issue could result in cancellation of orders, product returns, damage to our reputation, diversion of our resources, lawsuits or claims by our customers or other third parties and other losses to us or to any of our customers or third parties, which could have a material adverse impact on our business, financial condition and results of operations.

Unavailability or cancellation of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.

Our services involve significant risks of professional and other liabilities, which may substantially exceed the fees that we derive from our services. We maintain insurance coverage from third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. From time to time, we assume liabilities as a result of indemnification provisions contained in our service contracts. We cannot predict the magnitude of these potential liabilities.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

We are liable to pay such liabilities from our assets if and when the aggregate settlement or judgment amount exceeds our insurance policy limits. Further, our insurance may not protect us against liability because our policies typically have various exceptions to the claims covered and also require us to assume some costs of the claim even though a portion of the claim may be covered. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse impact on our liquidity.

If any of our third-party insurers fail, suddenly cancel our coverage or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. In addition, if we expand into new markets, we may not be able to obtain insurance coverage for these new activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage. There can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits. Any uninsured claim, either in whole or in part, as well as any claim covered by insurance but subject to a policy limit, high deductible and/or retention, if successful and of material magnitude, could have a material adverse impact on our business, financial condition and results of operations.

Cybersecurity incidents, including cyberattacks, breaches of digital security, information technology system failures and network disruptions, may result in information theft, data corruption, operational disruption and/or financial loss and cause potential liability or reputational damage or otherwise adversely affect our business.

Many of our business and operational processes are heavily dependent on traditional and emerging technology systems, some of which are managed by us and some of which are managed by third-party service and equipment providers, to conduct day-to-day operations, improve safety and efficiency and lower costs. We also collect and retain information about our customers, stockholders, vendors, employees, contractors, business partners and other parties, all of which expect that we will adequately protect such information. We use computerized systems to help run our financial and operations functions, including processing payment transactions, communicating with our employees and business partners, storing confidential records and conducting operations, which may subject our business to increased risks. This risk may be particularly heightened by our lack of a centralized enterprise resource planning system. If any of our financial, operational or other technology systems fail or have other significant shortcomings, our financial results could be adversely affected. Our financial results could also be adversely affected if an employee or other third party causes our operational systems to fail, either by error or by deliberately tampering with or manipulating our operational systems. Malicious third parties or insiders may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information or otherwise compromise the security of our information systems. Additionally, our brands maintain some of their own information systems, data and service providers. While our cybersecurity risk management program and processes, including policies, controls and procedures, are designed to cover our brands, these measures may not be fully implemented, complied with or effective in protecting all information systems and operations.

Cybersecurity incidents are evolving and are increasing in frequency and magnitude across all business types. We have experienced, and may continue to experience, cybersecurity threats. We have implemented security measures, internal controls and testing, systems redundancy and third-party products and services that are designed to detect and protect against cyberattacks. We regularly update and review our testing protocols; however, no security measure is infallible, and further, we may not be able to timely deploy and monitor effective measures and protocols at our brands. Despite these measures and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, have been and continue to be vulnerable to cyber incidents, such as security breaches, computer viruses, other malicious or destructive software, ransomware, denial-of-service attacks, lost or misplaced data, programming errors, scams, hacking, burglary, human errors, misdirected wire transfers, damage by individuals (which may include our and our third party providers’ employees), groups or nation states or state-sponsored threats and other adverse events, including threats to our critical operations technologies. Moreover, we may acquire companies

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

with cybersecurity vulnerabilities and/or unsophisticated security measures, which exposes us to significant cybersecurity, operational and financial risks until they are fully integrated into our information systems. Additionally, the increased use of remote working arrangements by employees, vendors and other third parties has increased the exposure to possible attacks, thereby increasing the risk of a data security compromise. Third-party systems on which we rely could also suffer such cybersecurity incidents or operational system failures. Any of these occurrences could result in material harm to our business, including disruption of our business plans; ransom payments; significant remediation and cybersecurity protection costs; loss of customer, stockholder, vendor or employee data; loss, disclosure or misappropriation of intellectual property, proprietary information or other confidential, sensitive or personal information; litigation and legal risks, including regulatory actions; potential liability; damage to our reputation or customer relationships; or damage to the Company’s competitiveness, stock price and long-term shareholder value, or otherwise have a material adverse impact on our business, financial condition and results of operations. An attack could also cause service disruptions to our internal systems or, in extreme circumstances, infiltration into, damage to or loss of control of our customers’ systems. While we maintain insurance coverage for these types of cybersecurity incidents, such insurance policies may not completely provide coverage for, or completely offset, the costs associated with such incidents, including losses from reputational harm or the costs to improve security against future similar threats. Additionally, because the techniques used to obtain unauthorized access or sabotage information technology systems change frequently and are generally not identifiable until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches.

In addition, new or evolving laws and regulations governing data privacy and the unauthorized disclosure of confidential or protected information and recent legislation in certain U.S. states, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act, state biometric laws and other emerging U.S. state privacy laws, pose increasingly complex compliance challenges and could potentially elevate our compliance costs. Any failure to comply with these laws and regulations, or an exposure or exfiltration of information covered by such laws and regulations, including, without limitation, in connection with a cybersecurity incident, could result in significant penalties and legal liability and could have a material adverse effect on our business, financial condition and results of operations.

We may use artificial intelligence (“AI”) in our business, and challenges with properly managing its use, as well as uncertainty regarding the legal and regulatory landscape surrounding the use of AI, could result in reputational harm, competitive harm and legal liability, and adversely affect our business.

We utilize AI, data analytics and related tools to collect, aggregate and analyze data. We may incorporate AI and related solutions into our business and services, and these applications may increase over time. However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our business or operations or result in our business or operations being more efficient or profitable. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm or other adverse impacts on our business, operating results and financial conditions. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws, third-party intellectual property, privacy or other rights or contracts to which we are a party.

In addition, regulation of AI is rapidly evolving as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

laws, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI.

Legal proceedings, investigations and disputes could result in substantial monetary penalties and damages, especially if such penalties and damages exceed or are excluded from existing insurance coverage.

We engage in services that can result in substantial injury or damages that may expose us to legal proceedings, investigations and disputes. For example, in the ordinary course of our business, we may be involved in legal disputes regarding, among other things, personal injury claims, including those related to workplace accidents, property damage claims, environmental matters, employee or labor disputes, professional liability claims and general commercial disputes involving project cost overruns and liquidated damages as well as other claims. In addition, in the ordinary course of our business, we frequently make professional judgments and recommendations about engineering conditions of project sites for our clients, and we may be deemed to be responsible for these judgments and recommendations if they are later determined to be inaccurate. Any unfavorable legal ruling against us could result in substantial monetary damages or even criminal violations. We maintain insurance coverage as part of our overall legal and risk management strategy to minimize our potential liabilities; however, insurance coverage contains exclusions, caps and other limitations that may not cover our potential liabilities. Generally, our insurance program covers workers’ compensation and employer’s liability, general liability, automobile liability, professional errors and omissions liability, property and contractor’s pollution liability (in addition to other policies for specific projects). Our insurance program includes deductibles or self-insured retentions for each covered claim that may increase over time. In addition, our insurance policies contain exclusions that insurance providers may use to deny or restrict coverage. Employment practices liability and professional and pollution liability insurance policies provide for coverage on a “claims-made” basis, covering only claims actually made and reported during the policy period currently in effect. If we sustain legal liabilities that exceed or that are excluded from our insurance coverage, or for which we are not insured, it could have a material adverse impact on our business, financial condition and results of operations.

If our goodwill or other intangible assets become impaired, then our profits may be significantly reduced.

Because we have historically acquired a significant number of companies, goodwill and other intangible assets represent a substantial portion of our assets. As of December 31, 2024, our goodwill was approximately $     million and other intangible assets were $     million. We are required to perform a goodwill impairment test for potential impairment at least on an annual basis. We also assess the recoverability of the unamortized balance of our intangible assets when indications of impairment are present based on expected future profitability and undiscounted expected cash flows and their contribution to our overall operations. The goodwill impairment test requires us to determine the fair value of our brands, which are the components one level below our reportable segments. In determining fair value, we make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations. We also analyze current economic indicators and market valuations to help determine fair value. In the fiscal year 2023, we recognized a goodwill impairment charge of $5.1 million relating to our determination that the carrying amount of one of our brands exceeded its fair value. In the fiscal year 2022, we recognized a goodwill impairment of $23.4 million relating to our determination that the carrying amount of one of our brands exceeded its fair value. To the extent economic conditions that would impact the future operations of our brands change, our goodwill may be deemed to be impaired, and we would be required to record a noncash charge that could have a material adverse impact on our business, financial condition and results of operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Our use of the cost-to-cost input method of accounting could result in a reduction or reversal of previously recorded revenue or profits.

A material portion of our revenue is recognized using the cost-to-cost input method of accounting, which results in our recognizing contract revenue and earnings ratably over the contract term in the proportion that our actual costs bear to our estimated contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenue, costs and profitability. We review our estimates of contract revenue, costs and profitability on an ongoing basis. Prior to contract completion, we may adjust our estimates on one or more occasions as a result of change orders to the original contract, collection disputes with the client on amounts invoiced or claims against the client for increased costs incurred by us due to client-induced delays and other factors. Contract losses are recognized in the fiscal period when the loss is determined. Contract profit estimates are also adjusted in the fiscal period in which it is determined that an adjustment is required. As a result of the requirements of the cost-to-cost input method of accounting, the possibility exists, for example, that we could have estimated and reported a profit on a contract over several periods and later determined, usually near contract completion, that all or a portion of such previously estimated and reported profits were overstated. If this occurs, the full aggregate amount of the overstatement will be reported for the period in which such determination is made, thereby eliminating all or a portion of any profits from other contracts that would have otherwise been reported in such period or even resulting in a loss being reported for such period. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenue and profits. Any such reductions or reversals could have a material adverse impact on our business, financial condition and results of operations.

Changes in accounting rules and regulations could adversely affect our financial results.

Accounting rules and regulations are subject to review and interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various other governing bodies. A change in GAAP could have a significant effect on our reported financial results. Additionally, the adoption of new or revised accounting principles could require that we make significant changes to our systems, processes and controls. We cannot predict the effect of future changes to accounting principles, which could have a significant effect on our reported financial results and/or our business, financial condition and results of operations.

Risks Related to Growth and Acquisitions

As a growing company with a relatively limited operating history at our current scale, we face various risks, uncertainties, expenses and difficulties. Our business is dependent on our ability to effectively continue to develop, maintain and scale our platform.

Our expected future growth presents numerous managerial, administrative, operational and other challenges. Our ability to manage the growth of our platform will require us to continue to develop and improve our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate and retain both our management and professional employees. The inability to effectively manage our growth or the inability of our employees to achieve anticipated performance could have a material adverse impact on our business, financial condition and results of operations.

We may not be able to achieve expected returns from our growth strategy.

We invest our capital in areas that we believe best align with our business strategy and optimize future returns. Investments in capital expenditures may not generate expected returns or cash flows. Significant judgment is required to determine which capital investments will result in optimal returns, and we could invest in strategies that are ultimately less profitable than those that we do not select. Delays in strategy implementation and the ramping of new business lines or services, or failure to optimize our investment choices, could significantly impact our ability to realize expected returns on our capital expenditures.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

In addition, our growth strategy involves several risks including the following:

•	unavailability of necessary funding, which may include external sources;

•	inability to attract, retain and motivate key talent;

•	inability to identify or acquire attractive acquisition targets;

•	delays, disruptions and potential restrictions related to environmental, health and safety laws, regulations or permits;

•	potential restrictions on expanding in certain geographies;

•	insufficient customer demand to utilize our increased capacity;

•	inability to complete construction as scheduled and within budget;

•	inability to meet capital expenditure requirements for our growth strategy, including during periods of relatively low free cash flow generation, resulting from challenging industry conditions;

•	increases to our cost structure until new business lines or services are ramped to adequate scale; and

•	potential changes in laws or provisions of government incentives and grants.

From time to time, we have experienced the impacts from the above items and, because these risks are a characteristic of our business, we expect to experience them in the future. The nature and extent of the impact from these risks could result in delays in our growth initiatives and the completion of our projects and increased costs.

Any of the above factors could have a material adverse impact on our business, financial condition and results of operations.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that our culture has been and will continue to be a critical contributor to our success. We expect to continue to hire aggressively as we expand, and we believe our corporate culture has been crucial in our success and our ability to attract highly skilled personnel. If we do not continue to develop our corporate culture or maintain and preserve our core values as we grow and evolve, we may be unable to foster the innovation, curiosity, creativity, focus on execution, teamwork and the facilitation of critical knowledge transfer and knowledge sharing we believe we need to support our growth. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could have a material adverse impact on our business, financial condition and results of operations.

From time to time, we may evaluate and potentially consummate acquisitions or other strategic business combinations, which could require significant management attention, disrupt our business and adversely affect our financial results.

As part of our growth strategy, we acquire companies that expand, complement, and/or diversify our businesses. However, there is no guarantee that we will be successful in identifying targets that meet our requirements for acquisition. We may also face increased competition from other potential acquirers who may have greater financial resources available to them or who may be in a position to offer more favorable terms to the target company. This competition may limit our ability to pursue acquisition opportunities. Additionally, circumstances beyond our control, such as interest rates, inflation and potential disruptions resulting from public health emergencies, may hinder our ability to pursue and complete acquisitions. Further, realization of the anticipated benefits of an acquisition, and avoiding or mitigating the potential risks associated with an acquisition, will depend, among other things, upon our ability to (i) effectively conduct due diligence to identify and mitigate potential problems at companies we propose to acquire, (ii) recognize incompatibilities or other

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

obstacles to the successful integration of the acquired business with our other operations and (iii) gain greater efficiencies and scale that will translate into anticipated synergies or reduced costs in a timely manner. However, there can be no assurance that an acquisition we may make in the future will provide the benefits anticipated when entering into the transaction. Acquisitions we have completed and potential future acquisitions could expose us to operational challenges and risks, including the diversion of management’s attention from our existing businesses, the failure to retain key personnel or customers of the acquired business and the assumption of unknown liabilities of the acquired business for which there are inadequate reserves. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to identify and acquire desirable businesses and successfully integrate any acquired business.

In addition, while we work to implement or maintain internal controls and financial reporting standards and procedures in the businesses we acquire, including integrating such acquired businesses into our consolidated financial reporting systems and controls, we cannot be certain that such implementation and integration will be quickly and effectively completed. Our internal control processes and procedures with respect to such businesses may need to be adjusted or enhanced to bring such businesses in compliance with the regulations we are subject to as well as our internal policies and standards. Such changes could result in significant additional costs to us and could require the diversion of management’s attention from our existing businesses or other strategic initiatives.

For the reasons set forth above, any unsuccessful acquisitions could have a material adverse impact on our business, financial condition and results of operations.

We may have difficulty integrating the operations and personnel of any acquired company.

If we fail to conduct adequate due diligence on our potential targets, we may not identify problems at target companies, or fail to recognize incompatibilities or other obstacles to successful integration. For example, as we integrate past and future acquisitions and evolve our corporate culture to incorporate new workforces, some employees may not find such integration or cultural changes appealing and seek other employment. The failure to retain such personnel or to maintain our corporate culture as a result of these acquisitions may preclude realization of the full benefits expected by us as a result of such acquisitions and harm our business, financial condition or results of operations.

Further, acquisitions may cause us to (i) issue equity securities that would dilute our stockholders’ ownership percentage, (ii) use a substantial portion of our cash resources, (iii) increase our interest expense, leverage and debt service requirements (if we incur additional debt to fund an acquisition) or (iv) record goodwill and non-amortizable intangible assets that are subject to impairment testing and potential impairment charges.

Delaware law and our organizational documents may impede or discourage a merger, takeover or other business combination with us even if the business combination would have been in the short-term best interests of our stockholders.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our stockholders. In addition, our board of directors will have the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. These features, as well as provisions in our amended and restated certificate of incorporation and amended and restated bylaws, such as those relating to advance notice of certain stockholder proposals and nominations, could impede a merger, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer for our Common Stock, even if the business combination would have been in the best interests of our current stockholders.

In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

See “Risks Related to This Offering—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement” for more information.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to bring a claim in a different judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (as amended, “DGCL”), our amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing sentence, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act of 1934, as amended (the “Exchange Act”). This choice of forum may limit a stockholder’s ability to bring a claim in a different judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our financial condition or results of operations.

Increases and uncertainty in our health insurance costs could adversely impact our results of operations and cash flows.

The costs of employee health insurance have been increasing in recent years due to rising health care costs, legislative changes, and general economic conditions. Additionally, we may incur additional costs as a result of the Patient Protection and Affordable Care Act (the “Affordable Care Act”) that was signed into law in March 2010. Future legislation could also have an impact on our business. The status of the Affordable Care Act, any amendment, repeal or replacement thereof, is currently uncertain. For example, in December 2019, the U.S. Court of Appeals for the Fifth Circuit struck down a central provision of the Affordable Care Act, ruling that the requirement that people have health insurance was unconstitutional, sending the case back to a federal district judge in Texas to determine which of the law’s many parts could survive without the mandate. On March 2, 2020, the U.S. Supreme Court granted certiorari to review this case, and on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. The Affordable Care Act is expected to remain in effect in its current form; however, we continue to evaluate the effect that the Affordable Care Act has on our business. A material increase in the costs of employee health insurance could affect our revenue and profitability, which could have a material adverse impact on our business, financial condition and results of operations.

If we expand our operations internationally, we could be subject to new challenges and risks and our financial results could be adversely affected.

International expansion is one of our growth strategies, and we may derive a portion of our revenues and operations from outside of the United States in the future. If we expand internationally, these operations will be subject to a variety of risks that we do not face in the United States, including:

•	building and managing a highly experienced foreign workforce and overseeing and ensuring the performance of foreign subcontractors;

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•	conforming our service offerings to various international regulatory requirements, including the European Union General Data Protection Regulation;

•	complying with the U.S. Foreign Corrupt Practices Act (“FCPA”), economic sanctions, export controls and other U.S. regulations associated with cross-border business activities;

•	difficulties in obtaining or complying with various licenses, approvals, certifications and other authorizations necessary to provide our service offerings in any of these jurisdictions;

•	difficulties attracting customers in new jurisdictions;

•	increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

•	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States;

•	exposure to foreign currency exchange rate risk;

•	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable;

•	difficulties in repatriating overseas earnings;

•	international and regional economic, political and labor conditions in the countries in which we operate; and

•	political unrest, war, incidents of terrorism, pandemics or responses to such events.

Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social, and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales, and increase our costs, thus adversely affecting our business, financial condition and operating results. Further some of our customers, vendors or suppliers may have international operations and are also subject to these risks, and if they are unable to appropriately manage these risks, our business may be harmed.

Risks Related to Indebtedness

We have a significant amount of existing indebtedness and our ability to make scheduled payments on or to refinance our obligations will depend on many factors, some of which are beyond our control.

Our ability to generate cash in order to make scheduled payments on the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive, legislative, regulatory and other factors beyond our control, including those discussed in this section. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in the agreements governing our Credit Facilities and our other financing and other agreements we may enter into in the future. Specifically, we are required to maintain certain leverage ratios under certain, specified circumstances. Our business may not continue to generate sufficient cash flow from operations in the future and future borrowings may not be available to us under our Credit Facilities or from other sources in an amount sufficient to service our indebtedness to make necessary capital expenditures, complete acquisitions or to fund our other liquidity needs. If we are unable to generate cash from our operations or through borrowings, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to make payments on our indebtedness or refinance our indebtedness will depend on factors, including the state of the

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

capital markets and our financial condition at such time, as well as the terms of our financing agreements. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and have a material adverse impact on our business, financial condition and results of operations.

We may not be able to finance future needs or adapt our business plan to react to changes in economic or business conditions because of restrictions placed on us by our Credit Facilities and any other instruments governing our other indebtedness.

The agreements governing our debt contain a number of restrictive covenants which will limit our ability to finance future operations, acquisitions or capital needs or engage in other business activities that may be in our interest.

The agreements governing our debt contain a number of significant covenants that impose operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect and, in many respects, limit or prohibit, among other things, our ability and the ability of some of our subsidiaries to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends and make other distributions in respect of our equity securities;

•	redeem or repurchase our equity securities;

•	make investments or other restricted payments;

•	sell assets;

•	enter into transactions with affiliates; and

•	effect mergers or consolidations.

In addition, these agreements require us to comply with certain leverage ratios under certain, specified circumstances. Our ability to comply with these ratios may be affected by events beyond our control. These restrictions could limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans and could adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our debt instruments. If an event of default occurs, our creditors could elect to:

•	declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

•	require us to apply all of our available cash to repay the borrowings; or

•	prevent us from making debt service payments on our borrowings.

If we were unable to repay or otherwise refinance our borrowings when due, the applicable creditors could sell the collateral securing some of our debt instruments, which constitutes substantially all of our and our subsidiaries’ assets. Such events could have a material adverse impact on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though

Confidential Treatment Requested by Legence Corp.

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the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. A 1.00% increase in such interest rates would increase total interest expense under our Credit Facilities for the year ended December 31, 2024 by $     million, including the effect of our interest rate swap agreements. We may, from time to time, enter into additional interest rate derivatives that involve a cap on our interest rate or the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate derivatives with respect to all of our variable rate indebtedness, and any derivatives we enter into may not fully mitigate our interest rate risk and could be subject to credit risk themselves. A material increase in our debt service obligations as a result of rising interest rates could have material adverse impact on our business, financial condition and results of operations.

Our incurrence of additional indebtedness may affect our business and may restrict our operating flexibility.

From time to time, we may seek additional debt financing to fund the capital requirements of our business or to refinance all or a portion of our existing indebtedness. There is no guarantee that we can continue to renew our Credit Facilities on terms as favorable as those in our existing Credit Facilities and, if we are unable to do so, our costs of borrowing and our business may be adversely affected. The changing nature of the global credit markets could make it more difficult for us to access funds, refinance our existing indebtedness, enter into agreements for uncommitted debt bond facilities and new indebtedness, replace our existing Credit Facilities or obtain funding through the issuance of our securities. Our inability to access credit on acceptable terms, if at all, could have a material adverse impact on our business, financial condition and results of operations.

A downgrade in our debt rating could restrict our ability to access the capital markets.

The terms of our financings are, in part, dependent on the credit ratings assigned to our debt by independent credit rating agencies. We cannot provide assurance that our current credit rating will remain in effect for any given period of time or that it will not be lowered or withdrawn entirely by a rating agency. Factors that may impact our credit rating include, among other things, our debt levels and liquidity, capital structure, financial performance, planned asset purchases or sales, near- and long-term growth opportunities, customer base and market position, geographic diversity, regulatory environment, project performance and risk profile. A downgrade in our credit rating could limit our ability to access the debt capital markets or refinance our existing debt or cause us to refinance or issue debt with less favorable terms and conditions. An increase in the level of our indebtedness and related interest costs may increase our vulnerability to adverse general economic and industry conditions and may affect our ability to obtain additional financing, as well as have a material adverse impact on our business, financial condition and results of operations.

We may not be able to maintain sufficient bonding and letter of credit capacity to successfully bid on and win some contracts.

In line with industry practice, we are often required under the terms of our contracts, to provide performance and payment bonds or letters of credit to our customers. These instruments indemnify the customer should we fail to perform our obligations under the contract. If a bond or a letter of credit is required for a particular project and we are unable to obtain an appropriate bond or letter of credit, we cannot pursue that project. Historically, we have had adequate bonding and letter of credit capacity but, as is typically the case, the issuance of a bond is at the surety’s sole discretion and the issuance of a letter of credit is based on our creditworthiness. Because of an overall lack of worldwide bonding capacity, we may find it difficult to find sureties who will provide required levels of bonding, or such bonding may only be available at significant additional cost. There can be no assurance that our bonding capacity will continue to be available to us on reasonable terms. In addition, future projects may require us to obtain letters of credit that extend beyond the term of our existing Credit Facilities. Our inability to obtain adequate bonding and, as a result, to bid on new contracts that require such bonding or letter of credit could have a material adverse impact on our business, financial condition and results of operations.

Confidential Treatment Requested by Legence Corp.

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We may incur liability to our clients under our ESPCs if our projects do not meet the promised performance standards and energy use reductions to which we are committed to under our contracts.

ESPCs are agreements where the scope of work is aligned with contractually established performance standards or guarantees. Should any of these guarantees not be fulfilled, we may face associated risks. Each contract varies regarding the types of guarantees and the duration for which these guarantees must be sustained.

The majority of our ESPCs guarantee a specific reduction in energy consumption and or usage. If the scope of work fails to achieve these reductions, we may be required to compensate the client for the shortfall and/or make additional investments to meet the guaranteed savings. ESPCs can also provide for a certain decrease in operational or maintenance costs. New equipment typically incurs lower maintenance expenses. However, in case of equipment failures, maintenance issues, or comfort concerns, we may face increased costs that could adversely affect profitability. If the energy and operational parameters are not met and, more importantly, not resolved, the client may refuse to pay for the services rendered, resulting in financial losses.

Under our ESPCs, we typically do not take responsibility for a wide variety of factors outside our control and exclude or adjust for such factors in our guarantee as well as our post-project measurements and the resulting calculations. These factors include variations in energy prices and utility rates, weather, facility occupancy schedules, the amount of energy-using equipment in a facility, changes in occupancy type, certain industrial or production process loads, future building renovations or projects and failure of the client to operate or maintain the project properly. If the project does not perform, the reconciliation of these variables and their effect on the performance can be disputed, presenting certain legal and financial risks. Further, variations in energy prices can alter a client’s baseline energy usage, potentially limiting savings from efficiency measures, reducing project scope, or affecting the client’s perceived savings achieved through energy efficiency measures, each of which may lead to legal disputes or financial challenges and impact our reputation and ability to secure future projects.

We rely in part on warranties from our equipment suppliers and subcontractors to back-stop the warranties we provide to our customers under ESPCs and, where appropriate, pass on the warranties to our customers. However, the warranties we provide to our customers are sometimes broader in scope or longer in duration than the corresponding warranties we receive from our suppliers and subcontractors, and we may bear the risk for any differences, as well as the risk of warranty default by our suppliers and subcontractors.

ESPCs are long-term contractual agreements that may carry a heightened risks of liabilities or expenses in the future, which we may not be able to predict. Such liabilities or expenses could be substantial, and they could materially harm our business, financial condition and results of operations.

Risks Related to Regulations

Our business and our clients’ businesses are subject to a variety of federal, state and local laws and regulations, which could adversely affect our business, financial condition and results of operations.

Federal, state and local laws and regulations affecting our clients, including, among other things, environmental, health and safety, and permitting requirements, may have a material effect on our business. These regulations are complex and subject to change both in substance and interpretation, and often regulations across various industries and jurisdictions can differ or conflict, all of which can negatively impact our or our clients’ ability to efficiently operate. Furthermore, certain regulatory requirements applicable to our clients are also required of us when we contract with such clients, and our inability to meet those requirements could also result in decreased demand for our services. Increased and changing regulatory requirements applicable to us and our clients have resulted in, among other things, project delays for our services in the past, and may do so in the future, which can adversely affect our business, financial condition and results of operations. Changes in law, regulations or requirements, or a material failure to comply with any of them, could increase our costs and have other negative impacts on our business by, among other things, increasing costs, harming our reputation and, in some instances, causing us to be in violation of our contractual obligations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Additionally, we collect and retain information about our customers, stockholders, vendors and employees. Legislation and regulatory requirements, as well as contractual commitments, affect how we must store, use, handle, transmit, transfer and otherwise process the confidential and personal information of our customers, stockholders, vendors and employees. These laws, as well as other new or changing legislative, regulatory or contractual requirements concerning data privacy and protection, could require us to expend significant additional compliance costs, and any failure to comply with such requirements can result in significant liability or harm to our reputation.

If we are found to not have complied with applicable laws, we could lose one or more of our licenses, permits or authorizations or face other sanctions or penalties or be required to obtain additional licenses or permits, which may limit our business operations in particular jurisdictions or otherwise harm our business.

We are subject to federal, state and local laws and regulations that affect our business, including laws relating to data privacy and security, employment and labor relations, environmental, health and safety protection, construction and building maintenance, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation, anti-competition and state and local licensing regulations. Although we have policies and procedures directed at complying with such laws, the violation of such laws could subject us and our employees to civil or criminal penalties, including substantial monetary fines, or other adverse actions, including debarment from participation in U.S. government contracts, and could damage our reputation and our ability to do business.

In addition, we and many of our clients operate in highly regulated environments, which requires us or our clients to obtain, maintain and to comply with, federal, state and local government permits and approvals. These permits or approvals are subject to denial, revocation or modification under various circumstances. Failure to obtain, maintain or comply with, or the loss or modification of, the conditions of permits or approvals subjects us to the risk of penalties, cessation of our operations or other liabilities or risks which could have a material adverse impact on our business, financial condition and result of operations.

Finally, we regularly issue reports and opinions to clients based on our professional engineering expertise, as well as our other professional credentials. Our reports and opinions may need to comply with professional standards, licensing requirements and other laws and rules governing the performance of professional services in the jurisdiction in which the services are performed. While we aim to include disclaimers in the reports and opinions that we prepare for our clients, once we produce such written work product, we do not always have the ability to control the manner in which our clients use such information. If such reports or opinions prove to be incorrect, or our clients misuse such information, our professional licenses in the relevant jurisdiction may be reviewed or revoked, and we may be subject to lawsuits by our clients. The loss of any professional licenses could have a material adverse impact on our business, financial condition and results of operations.

Some of our clients receive federal, state and local government incentives for building new facilities or to make energy efficiency upgrades to their buildings. If these incentives are reduced or limited, the scope for some of our projects may be impacted and there may be less demand for our services.

Some of our clients receive federal, state and local government incentives for building new facilities or to make energy efficiency upgrades to their buildings. For example, federal legislation, including the IRA, the IIJA, the CHIPS Act, and state and local legislation provided for tax credits, grants, subsidies and rebates to businesses, as well as federal, state and local governmental bodies, for investments in new facilities or for making energy efficiency upgrades to their facilities. Additionally, certain jurisdictions have adopted building performance standards that require commercial and multifamily buildings to meet certain energy efficiency levels.

Any reductions or modifications to, or the elimination of, these governmental incentives, policies, programs or laws that support building new facilities or energy efficiency upgrades, or that require certain energy

Confidential Treatment Requested by Legence Corp.

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efficiency levels, could impact the scope of our projects with some clients. Further, if energy prices decline in the future, the return on investment some clients expect to realize from some projects may be reduced, making upgrades offered by our services less financially compelling for those clients, and therefore reducing demand for our services. Finally, the Supreme Court’s recent decision in Loper Bright Enterprises v. Raimondo, which restricted federal agencies’ ability to interpret vague or broad legislation, could introduce uncertainty around applicable agency regulations and, therefore, negatively impact the demand for our services.

Tax matters, including changes in corporate tax laws and disagreements with taxing authorities, could impact our results of operations and financial condition.

We conduct business across the United States and file income tax returns with the Internal Revenue Service (the “IRS”) and in various state jurisdictions. Significant judgment is required in our accounting for income taxes. In the ordinary course of our business, there are transactions and calculations for which the most appropriate tax treatment is unsettled or unresolved. Changes in tax laws and regulations, in addition to changes and conflicts in related interpretations and other tax guidance, could materially impact our provision for income taxes, deferred tax assets and liabilities and liabilities for uncertain tax positions.

Issues relating to tax audits or examinations and any related interest or penalties and uncertainty in obtaining deductions or credits claimed in various jurisdictions could also impact the accounting for income taxes. Our results of operations are reported based on our determination of the amount of taxes we owe in various tax jurisdictions, and our provision for income taxes and tax liabilities are subject to review or examination by taxing authorities in applicable tax jurisdictions. An adverse outcome of such a review or examination could adversely affect our business, financial condition and results of operations. Further, the results of tax examinations and audits could have a negative impact on our results of operations and financial condition where the results differ from the liabilities recorded in our financial statements. Finally, we will not be reimbursed for any cash payments previously made to the TRA Members under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to the TRA Members are subsequently challenged by a taxing authority and are ultimately disallowed.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse impact on our business, financial condition and results of operations.

As a result of policy changes or shifting proposals by the U.S. government, there may be greater restrictions and economic disincentives on international trade. For example, the U.S. government has recently pursued a new approach to trade policy, including renegotiating or terminating certain existing bilateral or multilateral trade agreements. It has also imposed tariffs on certain foreign goods and raised the possibility of imposing significant, additional tariff increases or expanding the tariffs to capture other types of goods. These tariffs and other changes in U.S. trade policy have in the past and could continue to trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. In response to Russia’s invasion of Ukraine in February 2022, the United States and other countries imposed trade sanctions against Russia, which impacted global operations and financial performance. We, our suppliers and our customers import certain raw materials, components and other products from foreign suppliers, including, but not limited to, the steel and aluminum used by our fabrication facilities. As such, the adoption and expansion of trade restrictions such as those adopted in response to Russia’s invasion of Ukraine, the occurrence of a trade war or other governmental action related to tariffs or trade agreements or policies has in the past and may continue to adversely impact demand for our services, our costs, our customers, our suppliers and the U.S. economy, which in turn could have an adverse impact on our business, financial condition and results of operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

We are government contractors, and our brands are accordingly subject to a number of rules and regulations, and their contracts with government entities are subject to audit. Violations of the applicable rules and regulations could result in a brand being barred from future government contracts.

Government contractors must comply with many regulations and other requirements that relate to the award, administration and performance of government contracts. A violation of these laws and regulations could result in imposition of fines and penalties, the termination of a government contract or debarment from bidding on government contracts in the future. Further, a violation by one of our brands could impact our or our other brands’ ability to bid on and perform government contracts. Prohibitions against bidding on future government contracts could have a material adverse impact on our business, financial condition and results of operations.

Further, our books and records and those of our brands are subject to audit by the various public sector clients we serve and their representatives. These audits can result in adjustments to the amount of contract costs we believe are reimbursable by the agencies and the amount of our overhead costs allocated to the agencies. If such matters are not resolved in our favor, they could have a material adverse impact on our business. Furthermore, as a government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud actions, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not, the results of which could materially adversely impact our business. For example, from time to time we may be subject to qui tam lawsuits, which typically allege that we have made false statements or certifications in connection with claims for payment, or improperly retained overpayments, from the government. These suits may remain under seal (and hence, be unknown to us) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff.

Risks Related to the Environment, Health and Safety

Environmental, health and safety laws could impose significant additional costs and liabilities.

We are subject to a variety of environmental, health and safety laws and regulations governing, among other things, discharges to air and water, the handling, storage and disposal of hazardous or waste materials, including ozone-depleting refrigerants such as chlorofluorocarbons or hydrochlorofluorocarbons, the remediation of contamination associated with the releases of hazardous substances, and human health and safety. For example, federal environmental, health and safety laws which affect us include, but are not limited to, the Clean Water Act, the Clean Air Act, the Safe Drinking Water Act, the Resource Conservation and Recovery Act, the National Environmental Policy Act, the Occupational Safety and Health Act and the Toxic Substances Control Act, as well as other comparable federal and state laws. Compliance with these laws and regulations and the risk of litigation can cause, among other things, significant delays to a project and add significantly to its cost.

Various U.S. federal, state and local environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and comparable state laws, may impose liability for property damage and costs of investigation and cleanup of hazardous or toxic substances at properties currently or previously owned, leased or operated by us or third-party sites to which we sent, transported or arranged to send wastes. These laws may impose responsibility and liability without regard to our knowledge of or causation of the presence of contaminants. The liability under these laws may be joint and several. We currently own, lease and operate, and have formerly owned, leased and operated, facilities where industrial activities have occurred or occurs, and such industrial activities have resulted, and may in the future result, in contamination at some of these properties. We have been in the past involved in remediation activities at some of our current and former facilities and may be required to conduct remediation activities in the future. In addition, our waste management activities may result in liabilities. The discovery of contamination or the imposition of unforeseen or new clean-up obligations at any of our current or former sites or other sites (including third-party sites) could have a material adverse impact on our business, financial condition and results of operations.

Environmental, health and safety laws and regulations and policies are reviewed periodically, and any changes thereto could affect us in substantial and unpredictable ways. Such changes could, for example, relax or

Confidential Treatment Requested by Legence Corp.

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repeal laws and regulations relating to energy efficiency or the environment, which could result in a decline in the demand for our services and, in turn, could negatively impact our revenue. See “Risks Factors—Risks Related to Regulations—Some of our clients receive federal, state and local government incentives for building new facilities or to make energy efficiency upgrades to their buildings. If these incentives are reduced or limited, the scope for some of our projects may be impacted and there may be less demand for our services.” Furthermore, changes in environmental, health and safety laws and regulations, remediation obligations, enforcement actions, stricter interpretations of existing requirements, discovery of contamination or claims for damages to persons, property, natural resources or the environment could result in material costs and liabilities that we currently do not anticipate. Failure to comply with any environmental, health or safety laws or regulations, whether actual or alleged, exposes us to, among other things, fines, penalties, damages, liabilities, cessation of our operations or potential litigation risks, including costs, settlements and judgments, any of which could adversely affect our business, financial condition and results of operations.

We are exposed to risks relating to occupational, health and safety matters and operate at project sites that involve a high degree of operational hazards and risks. Failure by us or any of our business partners to maintain safe work sites and equipment could have a material adverse impact on our business, financial condition and results of operations.

Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace, including those promulgated by the Occupational Safety and Health Administration (“OSHA”), which have and may continue to become more stringent over time. While we have invested, and will continue to invest resources in our occupational, health, and safety programs, many of our businesses involve a high degree of operational hazards and risks, and there can be no assurance that we will avoid significant exposure to such hazards and risks. For example, the project sites at which we operate, including construction sites and industrial facilities, often put our employees and others in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes and highly regulated or hazardous materials. These sites and conditions can create numerous safety risks, including but not limited to fall risks, electrocutions, fires, explosions, mechanical failures, transportation accidents and damage to equipment. While our general contractors are generally responsible for overseeing the project sites, on some project sites, we are responsible for occupational safety and accordingly have an obligation to implement effective safety procedures. In addition, we could have liability for any damages arising as a result of our general contractor’s failure to oversee occupational safety. These hazards and risks and any failure to implement effective safety procedures can cause, among other things, personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages, and could lead to fines or penalties, suspension or cessation of operations, claims, costs to remediate occupational hazards, an increase in employee turnover, civil litigation and criminal liability. Any of the foregoing could have a material adverse impact on our business, financial condition and results of operations.

Furthermore, poor safety performance could also jeopardize our relationships with our customers, negatively impact employee morale and harm our reputation. Our customers seek to minimize safety risks on their sites, and they frequently review the safety records of contractors during the bidding process. Accordingly, if our safety record were to substantially deteriorate over time, we might become ineligible to bid on certain work and our customers could cancel our contracts and/or not award us future business. As a result, failure to maintain adequate safety standards, training and equipment by us or any of our subcontractors could result in reduced profitability or the loss of projects or clients, and have a material adverse impact on our business, financial condition and results of operations.

Increasing scrutiny, regulatory requirements and changing expectations from various stakeholders with respect to sustainability and other environmental, social and governance matters may impose additional costs on us or expose us to reputational or other risks.

Investors, customers and other stakeholders have focused increasingly on sustainability and ESG practices of companies, including, among other things, practices with respect to human capital resources, emissions,

Confidential Treatment Requested by Legence Corp.

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climate change and environmental impact. Expectations and requirements of our investors, customers and other third parties evolve rapidly and are largely out of our control, and our initiatives and disclosures in response to such expectations and requirements may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain services, enhanced compliance or disclosure obligations or other adverse impacts to our business, financial condition and results of operations. While we have programs and initiatives in place related to our sustainability practices, there is no assurance that our stakeholders will agree with our sustainability-related strategies, and investors may decide to reallocate capital or to not commit capital as a result of their assessment of our services and practices. In addition, our customers, business partners and suppliers may be subject to similar expectations and may require that we implement certain additional procedures or standards to continue to do business with us, which may augment or create additional costs or risks, including costs or risks that may not be known to us. Any failure to comply with investor, customer and other stakeholder expectations and standards, which are evolving and can conflict, or if we are perceived (whether validly or not) not to have responded effectively to their growing concerns around sustainability or ESG issues, regardless of whether there is a legal requirement to do so, or to effectively respond to new or additional legal or regulatory requirements regarding climate change, sustainability or ESG matters or potential regulatory/investor engagement or litigation, could also cause or result in reputational harm to our business and could have a material adverse impact on our business, financial condition and results of operations. In addition, organizations that provide ratings information to investors on sustainability or ESG matters may assign unfavorable ratings to us, our clients or our industries. These ratings may lead to negative investor sentiment and the diversion of investment to other companies or industries, which could have a negative impact on our service offerings, stock price and costs of capital.

Additionally, federal, state or local governmental authorities have adopted or proposed, and are likely to continue to adopt or propose, legislative and regulatory initiatives regarding the management of sustainability- and ESG-related topics, or disclosures on such topics, particularly with respect to climate change. For example, in October 2023, California enacted various pieces of legislation that will ultimately require companies that do business in California and meet certain financial thresholds to publicly disclose their Scopes 1, 2, and 3 greenhouse gas (“GHG”) emissions with third-party assurance of such data and issue public reports on their climate-related financial risk and related mitigation measures and require companies that operate in California and make certain climate-related claims to provide substantiation for such claims, including those regarding net zero, carbon neutrality and significant emissions reductions, and information on the use of voluntary carbon offsets. Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims or the prevention of greenwashing more generally, including, but not limited to the use of “sustainable,” “eco-friendly,” “green” or similar language in the marketing of products and services or the prevention of greenwashing more generally. Additionally, the Federal Trade Commission (“FTC”) has published guidance, the FTC “Green Guides,” to assist advertisers in avoiding the dissemination of false or deceptive environmental claims for their products and provide guidance regarding the use of “renewable energy”, or “carbon offsets” and other environmental benefit claims.

Moreover, while we create and publish voluntary disclosures regarding sustainability matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and estimates and assumptions that may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many sustainability matters. Further, there has been increasing scrutiny on sustainability-related claims, including increased frequency of allegations of “greenwashing” against companies making sustainability-related claims due to, among other things, allegations of incomplete, false or misleading disclosures, including with respect to the sustainable nature of their operations and products, as well as to a variety of perceived deficiencies in performance, including as stakeholder perceptions of sustainability continue to evolve. Our failure, or perceived failure, to manage reputational risks, meet expectations with respect to sustainability-related commitments and initiatives, substantiate and verify the veracity of our sustainability-related claims or effectively respond to new or increased regulations, laws or

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

demands related to sustainability matters, could negatively impact our brand credibility, stakeholder relationships, willingness of our customers and suppliers to do business with us, business, financial condition and results of operations.

Any of the foregoing may also expose us to increased greenwashing claims, litigation or enforcement actions; require us to incur additional costs for the collection of data and/or preparation of disclosures and associated internal controls for the same; or impact the availability and cost of key raw materials used in our services or the demand for our services, which, in turn, may adversely impact our business, results of operations and financial condition.

We may be unable to achieve our current or future climate commitments and other goals, or we may incur substantial costs in meeting such commitments and goals.

We have established a GHG emissions reduction goal and other sustainability commitments. Achievement of such commitments and goals, or similar commitments and goals that may be established in the future, is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: (i) our ability to execute our operational strategies and achieve our goals within the currently projected costs and the expected timeframes; (ii) the availability and cost of alternative fuels, electrical vehicles, electrical charging infrastructure, off-site renewable energy and other materials and components; (iii) unforeseen design, operational, and technological difficulties; (iv) the outcome of research efforts and future technology developments; (v) regulations and requirements that restrict or prohibit our ability to impose requirements on third-party contractors; (vi) reductions, modification to or elimination of governmental incentives or policies that support renewable energy, electric vehicles or charging infrastructure; (vii) an acquisition of or merger with another company that has not adopted similar commitments and goals or whose progress towards reaching its commitments or goals is not as advanced as ours; and (viii) exogenous macroeconomic or supply chain shocks, such as those experienced during the COVID-19 pandemic, which could result in fluctuations in our fuel consumption and GHG emissions in a given period. In addition, we could be required to expend amounts in future periods as we continue to work towards achieving our commitments and goals, which may have a material effect on our business, financial condition and results of operations.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by man-made problems such as political disruption, strikes and terrorism.

Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, as well as outbreaks of infectious disease (e.g., COVID-19), acts of sabotage and terrorist actions, could negatively impact us. We typically negotiate contract language intended to grant us certain relief from force majeure events in private client contracts and review and attempt to mitigate force majeure events in both public and private client contracts. We remain obligated to perform our services after most extraordinary events subject to relief that may be available to us pursuant to a force majeure clause, or in the event that relief from force majeure events is not provided or is denied. If we are not able to react quickly to force majeure events, our operations may be affected significantly, which would have a material adverse impact on our business, financial condition and results of operations and could also negatively affect our reputation in the marketplace.

Climate change and related environmental issues could have an adverse impact on our business, in part because our headquarters and some of our project sites are located in active earthquake zones or in areas susceptible to physical risks of climate change, including wildfires and other severe weather events. An earthquake, wildfire or other man-made or natural disaster or resource shortage, including public safety power shut-offs that have occurred and will continue to occur in California or other states, could disrupt and harm our operations.

Our headquarters and various project sites are located in California, an active earthquake zone. In addition, the effects of climate change may increase both the frequency and severity of extreme weather conditions and

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

natural disasters, which may affect our business operations. The occurrence of extreme weather conditions or a man-made or natural disaster, including as a result of climate change, such as an earthquake, drought, hurricanes, freezing conditions, extreme heat, flood, hail, fire (such as the extensive wildfires that occur in California), localized extended outages of critical utilities (such as California’s public safety power shut-offs), water scarcity, damage to infrastructures, impacts to transportation systems or any critical resource shortages could cause a significant interruption in our or our customers’ business, damage or destroy our or our customers’ facilities or inventory or cause us to incur significant costs, any of which could harm our business, financial condition and results of operations. The activities of our third-party vendors and other suppliers, manufacturers, business partners and distributors may be similarly disrupted. Any insurance we maintain against such risks may not be adequate to cover losses in any particular case, and such insurance may become increasingly expensive or unavailable.

Risks Related to Our Class A Common Stock and Structure

Our sole material asset after completion of this offering will be our membership interest in Legence Holdings and we are accordingly dependent upon distributions from Legence Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

Upon the completion of this offering, we will have no material assets other than our membership interest in Legence Holdings. “Corporate Reorganization” contains more information. We have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses (including payments due under the Tax Receivable Agreement) or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Legence Holdings and distributions we receive from Legence Holdings. Legence Holdings will be treated as a partnership for U.S. federal tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Legence Holdings will be allocated to holders of LGN Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Legence Holdings. Under the terms of the Legence Holdings LLC Agreement, Legence Holdings will be obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of LGN Units, including us. To the extent Legence Holdings has available cash, we intend to cause Legence Holdings (i) to generally make pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement and (ii) to reimburse us for our corporate and other overhead expenses through non-pro rata payments that are not treated as distributions under the Legence Holdings LLC Agreement. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. We may be limited, however, in our ability to cause Legence Holdings and its subsidiaries to make these and other distributions to us due to the restrictions under our existing Credit Facilities. To the extent that we need funds and Legence Holdings or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, it could have a material adverse impact on our business, financial condition and results of operations.

We do not intend to pay dividends following the completion of this offering and may never pay dividends.

Following the completion of this offering, our board of directors may elect to declare cash dividends on our Class A Common Stock, subject to our compliance with applicable law. The declaration and amount of any future dividends is subject to the discretion of our board of directors, and we have no obligation to pay any dividends at any time. We do not intend to pay dividends following the completion of this offering and may never pay dividends. We have not adopted, and do not currently expect to adopt, a written dividend policy. Our future dividend policy will be based on the operating results and capital needs of our business, and any future earnings may be retained to finance our future expansion and for the implementation of our business plan.

The payment of dividends is dependent on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements and restrictions in the

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

agreements governing our indebtedness. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.

Further, our Credit Facilities contain restrictions on the payment of dividends, subject to certain exceptions. Any financing arrangements or debt arrangements that we enter into in the future may also include restrictive covenants that limit our ability to pay dividends.

As an investor, you should take note of the fact that a lack of a dividend may affect the market value of our Class A Common Stock and could affect the value of any investment.

Our sale or issuance of additional Common Stock or other equity-related securities could dilute each stockholder’s ownership interest or adversely affect the market price of our Class A Common Stock.

We often fund a significant portion of the consideration paid in connection with our acquisitions with the issuance of additional equity securities, including contingent consideration amounts payable if acquired businesses achieve certain performance objectives during specified post-acquisition periods. We also utilize stock-based compensation as a key component of our compensation program. We expect to issue additional equity securities in the future in connection with these and other practices. Our amended and restated certificate of incorporation will provide that we may issue up to      shares of Class A Common Stock, of which      shares were outstanding as of     , 2025. Any additional issuances of common stock would have the effect of diluting our earnings per share and our existing stockholders’ individual ownership percentages and lead to volatility in the market price of our Class A Common Stock. We cannot predict the effect that future issuances of our Common Stock or other equity-related securities would have on the market price of our Class A Common Stock.

We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with the TRA Members. This agreement generally provides for the payment by Legence to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Legence (a) actually realizes with respect to taxable periods ending after this offering or (b) is deemed to realize in the event the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Legence board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) Legence’s allocable share of existing tax basis acquired in connection with this offering and increases to such allocable share of existing tax basis; (ii) Legence’s utilization of certain tax attributes of the Blocker Entities; (iii) Basis Adjustments; and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. Legence will retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” contains more information.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Legence Holdings. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon future events and assumptions, including the timing of the exchanges of LGN Units along with surrendering a corresponding

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

number of our Class B Common Stock, the price of our Class A Common Stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging LGN Unit Holder’s tax basis in its LGN Units at the time of the relevant exchange, the depreciation, depletion and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal, state and local income tax rates then applicable and the portion of Legence’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable, depletable or amortizable tax basis. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial. Any payments made by us to the TRA Members under the Tax Receivable Agreement will not be available for reinvestment in Legence Holdings (or indirectly, its business) and generally will reduce the amount of overall cash flow that might have otherwise been available to us. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired and all required payments are made, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control) by making the termination payment specified in the agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are not anticipated to commence until     at the earliest (with respect to the tax year     ).

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us or Legence Holdings. In addition, certain rights under the Tax Receivable Agreement (including the right to receive payments) will be transferable in connection with transfers permitted thereunder. “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” contains more information.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement.

If the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Legence board of directors), we could be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) U.S. federal, state and local tax rates for future periods. (iii) treating any LGN Units (other than those held by us) outstanding on the termination date as exchanged on the termination date, (iv) the taxable disposition of certain non-amortizable property and (v) the utilization of certain loss carryovers. Such lump-sum payment to the TRA Members could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity.

Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of, and could materially exceed, the realized future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our Class A Common Stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Accordingly, the TRA Members’ interests may conflict with those of the holders of our Class A Common Stock.

If the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

forms of business combinations and certain changes to the composition of the Legence board of directors), we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment to the TRA Members would be approximately $     (calculated using a discount rate equal to a per annum rate of     basis points, applied against an undiscounted liability of approximately $     million). There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. We may need to cause Legence Holdings to incur debt and make distributions to the holders of LGN Units, including us, to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine, which are complex and factual in nature, and the IRS or another tax authority may challenge all or part of the tax basis increases upon which payments under the Tax Receivable Agreement are based, as well as other related tax positions that we take, and a court could sustain such challenge. The holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. However, we might not determine that we have effectively made an excess cash payment to a TRA Member for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a TRA Member that are the subject of the Tax Receivable Agreement.

If Legence Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Legence Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that Legence Holdings does not become a publicly traded partnership taxable as a corporation for U.S. federal tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of LGN Units pursuant to the Exchange Right or other transfers of LGN Units could cause Legence Holdings to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of LGN Units qualify for one or more such safe harbors.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

If Legence Holdings were to become a publicly traded partnership, significant tax inefficiencies might result for us and for Legence Holdings, including as a result of our inability to file a consolidated U.S. federal income tax return with Legence Holdings. In addition, we would no longer have the benefit of certain increases in tax basis covered under the Tax Receivable Agreement, and we would not be able to recover any payments made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Legence Holdings’ assets) were subsequently determined to be unavailable.

In certain circumstances, Legence Holdings will be required to make tax distributions to us and the LGN Unit Holders, and the tax distributions that Legence Holdings will be required to make may be substantial.

Legence Holdings will be treated as a partnership for U.S. federal tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to the LGN Unit Holders and us. Pursuant to the Legence Holdings LLC Agreement, Legence Holdings will generally make pro rata cash distributions, or tax distributions, to the LGN Unit Holders and us, calculated using the highest marginal tax rate applicable to    . However, the board of managers of Legence Holdings may determine to increase the tax rate applicable to tax distributions by Legence Holdings.

Funds used by Legence Holdings to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that Legence Holdings will be required to make may be substantial. As a result of (i) potential differences in the amount of net taxable income allocable to us and to the LGN Unit Holders, (ii) the tax rate applicable to     and (iii) certain tax benefits that we anticipate from (a) future purchases or redemptions of LGN Units from the LGN Unit Holders, and (b) payments under the Tax Receivable Agreement, these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. To the extent we do not distribute such excess cash as dividends on our Class A Common Stock we may take other actions with respect to such excess cash, for example, holding such excess cash, contributing such cash to Legence Holdings in exchange for additional LGN Units or lending it (or a portion thereof) to Legence Holdings. The LGN Unit Holders may benefit from any value attributable to such cash balances if they acquire shares of Class A Common Stock in exchange for their LGN Units, notwithstanding that such LGN Unit Holders may have participated previously as LGN Unit Holders in distributions that resulted in such excess cash balances.

Risks Related to This Offering

If the underwriters exercise their option to purchase additional shares of Class A Common Stock from us, the proceeds will be used to purchase or redeem outstanding equity interests from our Existing Owners and will not be available to fund our operations.

We have granted the underwriters an option to purchase up to an aggregate of     additional shares of Class A Common Stock from us. We intend to use a portion of net proceeds received from the sale of additional shares to repurchase a portion of the shares of Class A Common Stock held by Legence Investment Aggregator II and the remaining portion of such net proceeds from the sale of additional shares will be contributed to Legence Holdings in exchange for additional LGN Units, and Legence Holdings will use such net proceeds to purchase LGN Units, together with an equal number of shares of Class B Common Stock, from Legence Investment Aggregator I (in each case, at a purchase price per LGN Unit and share of Class B Common Stock, or per share of Class A Common Stock, as applicable, equal to the public offering price per share of Class A Common Stock in this offering, net of underwriting discounts and commissions). The proceeds will be used for such purposes in proportion to the Legence Investment Aggregators’ respective ownership interest in Legence. For additional information, see “Use of Proceeds.” Accordingly, we will not retain any of these proceeds, and none of these proceeds will be available to fund our operations, capital expenditures or acquisition opportunities.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

There is no existing market for our Class A Common Stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our Class A Common Stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our Class A Common Stock. After this offering, there will be only     publicly traded shares of Class A Common Stock held by our public stockholders (    shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). After this offering, our Sponsor will beneficially own (i)     shares of Class A Common Stock, representing an aggregate  % of outstanding shares of our Class A Common Stock (or  % of outstanding shares of our Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom), and (ii)     shares of our Class B Common Stock (or    shares of Class B Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom), representing an aggregate  % of outstanding shares of our Class B Common Stock (or  % of outstanding shares of our Class B Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom). Subject to certain limitations and exceptions, our Sponsor may exchange their LGN Units (together with shares of Class B Common Stock) for shares of Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty reselling any of our Class A Common Stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the Class A Common Stock and limit the number of investors who are able to buy the Class A Common Stock.

The initial public offering price for the Class A Common Stock offered hereby will be determined by discussions between us and the representatives of the underwriters and may not be indicative of the market price of the Class A Common Stock that will prevail in the trading market. Consequently, you may not be able to sell shares of our Class A Common Stock at prices equal to or greater than the price paid by you in this offering.

The following is a non-exhaustive list of factors that could affect the market price of our Class A Common Stock:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	our failure to meet revenue or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A Common Stock;

•	sales of our Class A Common Stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A Common Stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.

Our Sponsor controls a significant percentage of our voting power.

Upon completion of this offering, our Sponsor will beneficially own approximately  % of our outstanding, fully diluted Common Stock (or  % of our fully diluted Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom). As such, our Sponsor has the power to control our business and affairs. In addition, certain of our directors are currently employed by our Sponsor. Consequently, our Sponsor will be able to influence matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. This concentration of stock ownership may also adversely affect the trading price of our Class A Common Stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Our Sponsor may have interests that conflict with the interests of our other stockholders. Certain of our directors may also have conflicts of interest because they are also employees of our Sponsor, investment advisors to our Sponsor managed funds or directors or officers of our Sponsor. The resolution of these conflicts of interest may not be in our or your best interests.

Our Sponsor may have interests that conflict with the interests of our other stockholders. In addition, certain of our directors may also have conflicts of interest because they are also employees of our Sponsor, investment advisors to our Sponsor managed funds or directors or officers of our Sponsor. These positions may conflict with such individuals’ duties as one of our directors or officers, regarding business dealings and other matters between our Sponsor and us. The resolution of these conflicts may not always be in our or your best interest.

A significant reduction by our Sponsor of its ownership interests in us could adversely affect us.

We believe that our Sponsor’s substantial ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, our Sponsor will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If our Sponsor sells all or a substantial portion of its ownership interest in us or our customers, it may have less incentive to assist in our success and its affiliates that are expected to serve as members of our board of directors may resign.

Such actions could adversely affect our ability to successfully implement our business strategies which could have a material adverse impact on our business, financial condition and results of operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Our Sponsor is not limited in its ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable our Sponsor to benefit from corporate opportunities that may otherwise be available to us.

Our Sponsor may invest in other companies in the future that may compete with us. Conflicts of interest could arise in the future between us, on the one hand, and our Sponsor, on the other hand, concerning, among other things, potential competitive business activities or business opportunities.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in any business opportunity that involves any aspect of the energy equipment or services business or industry and that may be from time to time presented to our Sponsor or any of our directors or officers who is also an employee, partner, member, manager, officer or director of our Sponsor or any affiliate of our Sponsor, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our amended and restated certificate of incorporation will further provide that no such person or party shall be liable to us by reason of the fact that such person pursues any such business opportunity or fails to offer any such business opportunity to us. As a result, any of our directors or officers who is also an employee, partner, member, manager, officer or director of our Sponsor or any affiliate of our Sponsor may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, by renouncing our interest and expectancy in any business opportunity that may be from time to time presented to our Sponsor or an affiliate of our Sponsor or any of our directors or officers who is also an employee, partner, member, manager, officer or director of our Sponsor or any affiliate of our Sponsor, our business or prospects could be adversely affected if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Our amended and restated certificate of incorporation will provide that any amendment to or adoption of any provision inconsistent with our amended and restated certificate of incorporation’s provisions governing the renouncement of business opportunities must be approved by the holders of at least  % of the voting power of our outstanding voting stock entitled to vote thereon. See “Description of Capital Stock—Conflicts of Interest” for more information. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our Class A Common Stock.

Upon the listing of our shares on the    , we will be a “controlled company” within the meaning of the rules of the     and, as a result, will qualify for, but do not currently intend to rely on, exemptions from certain corporate governance requirements. In the event we elect to rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, our Sponsor will control a majority of our voting power. As a result, we will be a “controlled company” within the meaning of the     corporate governance standards. Under the     rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and need not comply with certain requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirements that our compensation and nominating and governance committees be composed entirely of independent directors. Following this offering, we do not intend to utilize these exemptions, However, for so long as we qualify as a “controlled company,” we will maintain the option to utilize some or all of these exemptions. If we utilize these exemptions, we may not have a majority of independent directors and our compensation and nominating and governance committees may not consist entirely of independent directors, and such committees will not be subject to annual performance evaluations. Accordingly, in the event we elect to rely on these exemptions in the future, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the     . See “Management—Status as a Controlled Company.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

If we fail to effectively maintain and scale our financial and risk management controls and procedures, we may expose our business to audit or legal risk.

As a private company, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could have a material adverse impact on our business, financial condition and results of operations.

Future sales of our Class A Common Stock or LGN Units in the public market could reduce the market price of our Class A Common Stock, and any additional capital raised by us through the sale of equity or convertible or exchangeable securities may dilute your ownership in us.

We may sell additional shares of Class A Common Stock in subsequent public offerings. We may also issue additional shares of Class A Common Stock or convertible or exchangeable securities (including LGN Units). After the completion of this offering, we will have outstanding     shares of our Class A Common Stock of which our Sponsor will own      shares of our Class A Common Stock (or      shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom) or approximately  % of our total outstanding shares of Common Stock (or  % of outstanding shares of our Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom), all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in “Underwriting” but may be sold into the market in the future. See “Shares Eligible for Future Sale.” After the completion of this offering, certain of our Existing Owners will own     shares of our Class B Common Stock or approximately  % of our total outstanding shares of Common Stock , all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in “Underwriting” but may be sold into the market in the future. See “Shares Eligible for Future Sale.” Subject to certain limitations and exceptions, certain of our Existing Owners may exchange their LGN Units (together with shares of Class B Common Stock) for shares of Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A Common Stock. Certain of our Existing Owners (or their designees) will be party to a registration rights agreement (as described in “Certain Relationships and Related Party Transactions—Registration Rights Agreement”), which, among other things, requires us, in certain circumstances, to register shares of Class A Common Stock (including shares of Class A Common Stock into which LGN Units are redeemable) no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our Class A Common Stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144 under the Securities Act (“Rule 144”), shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock or the effect, if any, that future issuances and sales of shares of our Class A Common Stock will have on the market price of our Class A Common Stock. Sales of substantial amounts of our Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A Common Stock.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A Common Stock.

Prior to this offering, we, all of our directors and executive officers and our Existing Owners, including our Sponsor, will enter into lock-up agreements with respect to their Class A Common Stock (including any Class A Common Stock into or for which such parties’ securities are convertible or exchangeable), pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Goldman Sachs and Jefferies may, at any time and without notice, release all or any portion of the Class A Common Stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then Class A Common Stock will be available for sale into the public markets, subject to any applicable restrictions imposed by the federal securities laws, which could cause the market price of our Class A Common Stock to decline and impair our ability to raise capital.

Terms of subsequent financings may adversely impact stockholder equity.

If we raise more equity capital from the sale of Class A Common Stock, such equity could be offered at a price more favorable than the then current market price of our Class A Common Stock. If we issue debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and could negatively impact our operating results.

In accordance with Delaware law and the provisions of our amended and restated certificate of incorporation and Stockholders’ Agreement, we may issue one or more classes or series of preferred stock that ranks senior in right of dividends, liquidation or voting to our Common Stock. Preferred stock may have such designations, preferences, limitations and relative rights, including preferences over our Common Stock respecting dividends and distributions, as our board of directors may determine, and the issuance of preferred stock would dilute the ownership of our existing stockholders. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A Common Stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our Common Stock. The terms of any series of preferred stock may also reduce or eliminate the amount of cash available for payment of dividends to our holders of Class A Common Stock or subordinate the claims of our holders of Class A Common Stock to our assets in the event of our liquidation. Our Class A Common Stock will not be subject to redemption or sinking fund provisions.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our Class A Common Stock could decline.

The trading market for our Class A Common Stock will depend in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our Class A Common Stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, and one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, then interest in the purchase of our securities could decrease, which could cause the price of our Class A Common Stock and other securities and their trading volume to decline.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the    , may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of SOX, related regulations of the SEC and the requirements of the    , with which private companies are not required to comply. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the ;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Investors in this offering will experience immediate and substantial dilution of $     per share.

Based on an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A Common Stock in this offering will experience an immediate and substantial dilution of $     per share in the net tangible book value per share of Class A Common Stock from the initial public offering price, and our historical and pro forma net tangible book deficit as of December 31, 2024 would be $     per share. See “Dilution.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, words such as “may,” “assume,” “forecast,” “could,” “should,” “will,” “plan,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “budget” and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events at the time such statement was made. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. Examples of forward-looking statements include, among others, statements we make regarding:

•	our business strategy, including with respect to our supply chain, expanded or new service offerings and potential expansion into new domestic or international markets;

•	expectations regarding our business or financial outlook;

•	expectations regarding opportunities, technological developments, competitive positioning, future economic and regulatory conditions and other trends in particular markets or industries;

•	the business plans or financial condition of our customers;

•	our ability to achieve or maintain certain financial and operational metrics;

•	our ability to comply with and liabilities related to environmental, health and safety laws, regulations and obligations;

•	our ability to obtain, maintain and comply with permits and governmental approvals;

•	our ability to remain competitive and adapt to developments in the industries in which we operate;

•	our ability to secure contracts and maintain relationships with our existing customers;

•	our ability to comply with increasing scrutiny, regulatory requirements and changing stakeholder expectations with respect to sustainability and ESG matters;

•	potential benefits from, and future financial and operational performance of, acquired businesses and our investments;

•	expected value of contracts or intended contracts with customers, as well as the expected timing, scope, services, term or results of any awarded or expected projects;

•	the expected future value of our intangible assets;

•	expectations regarding the future availability and price of materials and equipment necessary for the performance of our business;

•

the expected impact of global and domestic economic or political conditions on our business, financial condition, results of operations, cash flows, liquidity, and demand for our services, including inflation, interest rates, recessionary economic conditions and commodity prices;

•	the expected impact of changes and potential changes in climate and the physical and transition risks associated with climate change;

•	the expected impact of existing or potential legislation or regulation;

•	the future demand for, availability of and costs related to labor resources in the industries we serve;

•	the expected recognition and realization of our remaining performance obligations or backlog;

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•	credit markets;

•	our pending legal matters; and

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the business in which we operate, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, the risks described under “Risk Factors.”

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We expect to receive approximately $     million (or approximately $     million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) of net proceeds from the sale of the Class A Common Stock offered by us based upon the assumed public offering price of $     per share of Class A Common Stock (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds from this offering (not including the exercise of the underwriters’ option to purchase additional shares) to Legence Holdings in exchange for LGN Units. Legence Holdings intends to use such net proceeds from this offering for the repayment of outstanding borrowings under our Term Loan Credit Facility and for general corporate purposes.

To the extent the underwriters’ option to purchase additional shares is exercised, we intend to use a portion of the net proceeds received from the sale of additional shares to repurchase a portion of the shares of Class A Common Stock held by Legence Investment Aggregator II and the remaining portion of such net proceeds from the sale of additional shares will be contributed to Legence Holdings in exchange for additional LGN Units, and Legence Holdings will use such net proceeds to purchase LGN Units, together with an equal number of shares of Class B Common Stock, from Legence Investment Aggregator I (in each case, at a purchase price per LGN Unit and share of Class B Common Stock, or per share of Class A Common Stock, as applicable, equal to the public offering price per share of Class A Common Stock in this offering, net of underwriting discounts and commissions). The proceeds will be used for such purposes in proportion to the Legence Investment Aggregators’ respective ownership interest in Legence.

As of December 31, 2024, we had an outstanding principal balance of approximately $     under the Term Loan Credit Facility. The Term Loan Credit Facility matures on December 16, 2028. Legence Holdings can elect for borrowings of term loans (including delayed draw term loans) to be classified as either SOFR loans or base rate loans. SOFR loans bear interest at a rate equal to SOFR plus a margin of either 2.75%, 3.00% or 3.25%, which margin is determined based on the Company’s most recently reported Consolidated First Lien Net Leverage Ratio (the “First Lien Net Leverage Ratio”), generally defined as the ratio of first lien secured indebtedness (net of cash) to consolidated pro forma adjusted EBITDA for the preceding four fiscal quarters. SOFR loans are subject to a floor of 0.75%. Interest on SOFR loans is payable (a) based on the selected interest period if such interest period is less than three months or (b) quarterly if the selected interest period is three months or longer. Base rate loans bear interest at a rate equal to either 1.75%, 2.00% or 2.25%, which margin is determined based on the Company’s most recently reported First Lien Net Leverage Ratio, plus the base rate, which is equal to the greater of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) one-month SOFR plus 1.00%. Interest on base rate loans is payable quarterly. The interest rate applicable to the term loans was  %, 8.96%, and 8.13% as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

Assuming no exercise of the underwriters’ option to purchase additional shares, a $1.00 change in the assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to change by $     million, assuming no change to the number of shares offered by us, as set forth on the cover page of this prospectus. Similarly, a one million change in the number of shares sold in this offering by us would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to change by $     million, assuming the initial public offering price of $     per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus, remains the same. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

Following the completion of this offering, our board of directors may elect to declare cash dividends on our Class A Common Stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements and restrictions in the agreements governing our indebtedness (as further discussed below). The payment of any future dividends will be at the discretion of our board of directors. We have not adopted, and do not currently expect to adopt, a written dividend policy.

The Credit Agreement contains restrictions on the payment of dividends. Such restrictions allow us to pay dividends after the completion of this offering only when certain conditions are met, including but not limited to compliance with certain dollar baskets, ratio tests and the absence of certain specified events of default. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

See “Risk Factors—Risks Related to Our Class A Common Stock and Structure— We do not intend to pay dividends following the completion of this offering and may never pay dividends” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash position and capitalization as of December 31, 2024:

•	on an actual basis for our predecessor; and

•

on an as adjusted basis to give effect to the reorganization described under “Corporate Reorganization” and this share offering at an assumed initial public offering price of $    per share (the midpoint of the range set forth on the cover of this prospectus), including the application of the net proceeds as set forth under the section titled “Use of Proceeds.”

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with, and is qualified in its entirety by reference to, the “Use of Proceeds” section and our financial statements and related notes appearing elsewhere in this prospectus.

As of December 31, 2024
	Actual		As Adjusted(1)
(in thousands, except shares and par value)
Cash	$		$

Long-term debt:
Revolving Credit Facility(2)	$		$
Term loans
Notes payable
Finance lease liabilities

Total indebtedness	$		$

Members’ equity/stockholders’ equity:
Member’s equity	$			$—
Class A Common Stock— $0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma		—
Class B Common Stock— $0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma		—
Accumulated deficit
Accumulated other comprehensive income
Total member’s equity/stockholders’ equity	$		$

Total capitalization	$		$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total stockholders’ equity and total capitalization by approximately $    million, $    million and $    million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total stockholders’ equity and total capitalization by approximately $    million, $    million and $    million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

(2)	As of , 2025, we had $ million of borrowings outstanding under the Revolving Credit Facility.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

Purchasers of our Class A Common Stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A Common Stock for accounting purposes. Our net tangible book value as of December 31, 2024, after giving effect to the transactions described under “Corporate Reorganization,” was $   , or $    per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A Common Stock that will be outstanding immediately prior to the closing of this offering after giving effect to the Corporate Reorganization (assuming that 100% of our LGN Units have been exchanged for Class A Common Stock and the cancellation of the corresponding shares of Class B Common Stock pursuant to the Legence Holdings LLC Agreement). Assuming an initial public offering price of $    per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after giving effect to the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of December 31, 2024 would have been approximately $    million, or $    per share. This represents an immediate increase in the net tangible book value of $    per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $    per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our LGN Units have been exchanged for Class A Common Stock and the cancellation of the corresponding shares of Class B Common Stock pursuant to the Legence Holdings LLC Agreement):

Initial public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2024 (after giving effect to the Corporate Reorganization)	$
Increase in pro forma net tangible book value per share of Class A Common Stock attributable to investors in this offering	$
As adjusted pro forma net tangible book value per share of Class A Common Stock after the Corporate Reorganization and this offering	$

Dilution in pro forma net tangible book value per share of Class A Common Stock to investors in this offering	$

If the underwriters exercise in full their option to purchase     additional shares of Class A Common Stock, the adjusted pro forma net tangible book value after this offering would be $    per share, the increase in pro forma net tangible book value per share attributable to investors in this offering would be $    per share and the dilution to new investors would be $    per share.

A $1.00 change in the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would change our as adjusted pro forma net tangible book value per share after the offering by $    and change the dilution to new investors in this offering by $    per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes, on an adjusted pro forma basis as of December 31, 2024, the total number of shares of Class A Common Stock owned by existing stockholders and to be owned by new investors, the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at an assumed initial public offering price of $    per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Acquired		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
(in thousands)
Existing stockholders		%	$	%	$
New investors in this offering		%	$	%	$
Total		100%	$	100%	$

The above tables and discussion are based on the number of shares of our Class A Common Stock and Class B Common Stock to be outstanding as of the closing of this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to    , or approximately  % of the total number of shares of Class A Common Stock.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2024, and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2024, present our consolidated financial position and results of operations after giving effect to the following transactions (collectively, the “Transactions”):

•	the Corporate Reorganization, as described and defined under “Corporate Reorganization”; and

•

the sale by us of shares of Class A Common Stock pursuant to this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on the initial public offering price of $    per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering (the “Offering Transactions”).

The following unaudited pro forma condensed consolidated financial information is derived from the historical consolidated financial statements of the Company. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2024 gives effect to transaction accounting adjustments that depict the accounting for the Transactions. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2024 give effect to the transaction accounting adjustments that depict the accounting for the Transactions made in the unaudited pro forma condensed consolidated balance sheet as if those adjustments were made on January 1, 2024.

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information has been adjusted to include transaction accounting adjustments, which reflect the application of the accounting required by GAAP, linking the effects of the Transactions listed above to the Company’s historical consolidated financial statements.

For purposes of the unaudited pro forma condensed consolidated financial information, we have assumed that shares of Class A Common Stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by LGN Units held by the LGN Unit Holders and not by us will be  %, and net earnings attributable to LGN Units held by the LGN Unit Holders and not by us will accordingly represent  % of our net earnings. If the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom, the ownership percentage represented by LGN Units held by the LGN Unit Holders and not by us will be  % and net earnings attributable to LGN Units held by the LGN Unit Holders and not by us will accordingly represent    % of our net earnings.

The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future consolidated results of operations or financial position of the Company. Further, pro forma adjustments represent management’s best estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available.

The unaudited pro forma condensed consolidated financial information should be read together with “Corporate Reorganization,” “Use of Proceeds,” “Capitalization,” “Summary Historical and Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2024

(in thousands, except par value amounts)

	Legence Holdings Historical	Corporate Reorganization Adjustments	Notes	As Adjusted Before Offering Transactions Adjustments	Offering Transaction Adjustments	Notes	Legence Corp. Pro Forma
Assets
Current assets:
Cash and cash equivalents	$	$		$	$	(d)	$
Accounts receivable, net
Contract assets, net
Prepaid expenses and other

Total current assets
Property and equipment, net
Operating lease right-of-use assets
Operating lease right-of-use assets—related parties
Goodwill
Intangible assets, net
Other assets						(a)
Deferred tax assets, net			(c)

Total assets	$	$		$	$		$

Liabilities and Equity
Current liabilities:
Accounts payable	$	$		$	$		$
Accrued compensation and benefits
Accrued and other current liabilities
Contract liabilities
Current portion of operating lease liabilities
Current portion of operating lease liabilities—related parties
Current portion of long-term debt

Total current liabilities
Long-term debt						(d)
Long-term debt—related parties
Operating lease liabilities, net of current portion
Operating lease liabilities, net of current portion—related parties
Tax receivable agreement liability			(c)
Other long-term liabilities
Deferred tax liabilities, net			(c)

Total liabilities

Equity
Member’s equity			(b)
Class A common stock, $0.01 par value per share			(b)			(d)
Class B common stock, $0.01 par value per share			(b)
Accumulated deficit			(b)
Accumulated other comprehensive income
Noncontrolling interests			(b)			(d)
Additional paid-in capital			(b)(c)			(a)(d)

Total equity

Total liabilities and equity	$	$		$	$		$

See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2024

(in thousands, except share and per share data)

	Legence Holdings Historical	Corporate Reorganization Adjustments	Notes	As Adjusted Before Offering Transactions Adjustments	Offering Transaction Adjustments	Notes	Legence Corp. Pro Forma
Revenue	$	$		$	$		$
Cost of revenue

Gross profit

Selling, general and administrative						(h)
Depreciation and amortization
Acquisition-related costs
Changes in the fair value of contingent consideration
Changes in the fair value of contingent consideration—related parties
Goodwill impairment
Equity in earnings of joint venture

Income (loss) from operations

Other expense (income):
Interest expense, net of capitalized interest						(g)
Interest expense—related parties
Other expense (income), net

Total other expense, net

Loss before income tax

Income tax (benefit) expense			(e)			(e)

Net loss
Net loss attributable to noncontrolling interests			(f)			(f)
Net loss attributable to Legence Corp.	$	$		$	$		$

Pro Forma Loss Per Share:
Basic						(i)	$

Diluted						(i)	$

Pro Forma Number of Shares Used in Computing Loss Per Share:
Basic						(i)	$

Diluted						(i)	$

See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. Description of the Transactions & Basis of Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X and presents the pro forma financial condition and results of operations of Legence Holdings based upon the historical financial information after giving effect to the Transactions and related adjustments set forth in the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A Common Stock. In addition, the unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Transactions.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2024 gives pro forma effect to the Transactions as if they had occurred on January 1, 2024. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2024 gives effect to the Transactions as if they had occurred on December 31, 2024.

Reorganization Transactions and Offering Transactions

The Company is offering shares of Class A Common Stock in this offering at an assumed initial public offering price of $    per share, which is equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Legence intends to use the proceeds (net of underwriting discounts and commissions and estimated offering expenses payable by Legence) from the issuance of     shares ($   ) to acquire an equivalent number of newly issued LGN Units from Legence Holdings, which Legence Holdings will in turn use to repay outstanding indebtedness under the Term Loan Credit Facility totaling approximately $    in aggregate principal amount and approximately $    for general corporate purposes. Legence will bear all of the expenses of this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $   .

After giving effect to the Corporate Reorganization and the offering contemplated by this prospectus, Legence will own approximately  % of the economic interest in Legence Holdings (or  % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom). Additionally, Legence will have  % of the voting power, thereby controlling the management of Legence Holdings. In addition, Legence will be the sole managing member of Legence Holdings and will be responsible for all operational, management and administrative decisions relating to Legence Holdings’ business and will have the obligation to absorb losses and receive benefits from Legence Holdings. The Corporate Reorganization, whereby Legence will begin to consolidate Legence Holdings and its subsidiaries in its consolidated financial statements, will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Legence will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Legence Holdings.

For a complete description of the Corporate Reorganization, see the section entitled “Corporate Reorganization” included elsewhere in this prospectus.

2. Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Transaction accounting adjustments include the following adjustments related to the unaudited pro forma condensed consolidated balance sheet as of December 31, 2024, as follows:

a)	We are capitalizing one-time incremental direct costs associated with the Transactions. These costs primarily represent legal, accounting and other direct costs and are recorded in Other assets in our

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

condensed consolidated balance sheet. Upon completion of this offering, these capitalized costs will be offset against the proceeds raised from this offering as a reduction of additional paid-in capital.

b)

Legence Holdings will be treated as a partnership for U.S. federal income tax purposes. As such, Legence Holdings’ earnings and losses will flow through to its partners, including Legence, and are generally not subject to significant entity level taxes at the Legence Holdings level. Legence Holdings wholly owns certain corporate subsidiaries that are regarded entities for tax purposes and subject to U.S. federal, state and local taxes on income they generate. As such, the consolidated provision of Legence will include corporate taxes that it incurs based on its flow-through income from Legence Holdings, as well as corporate taxes that are incurred by its regarded subsidiaries. As described in “Corporate Reorganization,” upon completion of the Corporate Reorganization, Legence will become the managing member of Legence Holdings and its subsidiaries and operate and control all of the business and affairs of Legence Holdings. As a result of the Transactions, Legence will own approximately % of the economic interest in Legence Holdings will have  % of the voting power and will control the management of Legence Holdings. Immediately following the completion of the Corporate Reorganization, the ownership percentage held by noncontrolling interest will be approximately  %.

Represents an adjustment to equity reflecting (i) the par value for Class A Common Stock and Class B Common Stock, (ii) a decrease in $     of LGN Unit Holders’ interest to the noncontrolling interests related to the  % economic interest held by the Existing Owners and (iii) reclassification of LGN Unit Holders’ interest of $     to additional paid-in capital.

c)

Prior to the completion of the Offering Transactions, Legence will enter into a Tax Receivable Agreement with certain of our Existing Owners that provides for the payment by Legence to the TRA Members of 85% of the realized benefits, if any, as a result of increases in Legence’s share of existing tax basis and adjustments to the tax basis of the assets of Legence Holdings as a result of sales or exchanges of LGN Units, and Legence’s utilization of certain tax attributes of the Blocker Entities and certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. Due to the uncertainty in the amount and timing of future redemptions or exchanges of LGN Units by the LGN Unit Holders, the unaudited pro forma consolidated financial information assumes that no redemptions or exchanges of LGN Units have occurred and, therefore, no increases in tax basis in Legence Holdings’ assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. The Tax Receivable Agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. The following are the Tax Receivable Agreement adjustments:

(1)

We will record a deferred tax asset of $    (or $    if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom). To the extent we estimate that we will not realize the full benefit represented by the deferred tax assets, based on an analysis of expected future earnings, we will reduce deferred tax assets with a valuation allowance;

(2)

We will record a $    liability under the tax receivable agreement (or $    if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom) based on our estimate of the aggregate amount that we will pay to certain of the Existing Owners under the tax receivable agreement as a result of the Offering Transactions; and

(3)

We will record an adjustment to additional paid-in capital of $    , the difference between the increase in deferred tax assets and the increase in liabilities due to certain of the Existing Owners under the tax receivable agreement as a result of the Offering Transactions.

Due to the uncertainty as to the amount and timing of future exchanges of LGN Units by the LGN Unit Holders and as to the price per share of our Class A Common Stock at the time of any such exchanges,

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

the unaudited pro forma condensed consolidated financial information does not assume that exchanges of LGN Units have occurred. Therefore, no increases in tax basis in Legence’s assets or other tax benefits that may be realized as a result of any such future exchanges have been reflected in the unaudited pro forma condensed consolidated financial information. However, if all of the LGN Unit Holders were to exchange their LGN Units for shares of Class A Common Stock and all vested Series A Profits Interests were converted to LGN Units and subsequently exchanged for shares of Class A Common Stock (at the assumed initial public offering price of $     per share of Class A Common Stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses) immediately following the completion of this offering, we would recognize an incremental deferred tax asset of approximately $     and a non-current liability of approximately $     based on the Company’s estimate of the aggregate amount that it will pay under the tax receivable agreement as a result of such future exchanges, utilizing various assumptions set forth in the Tax Receivable Agreement, including without limitation the following: (i) a price of $     per share (the assumed initial public offering price, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus); (ii) a constant combined federal and state corporate tax rate of  %; (iii) we will have sufficient taxable income to fully utilize the tax benefits; and (iv) no material changes in tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related non-current liabilities that we will recognize as a result of any such future exchanges will differ based on, among other things: (i) the amount and timing of future exchanges of LGN Units by LGN Unit Holders (including any LGN Units issued upon conversion of vested Series A Profits Interests), and the extent to which such exchanges are taxable; (ii) the price per share of our Class A Common Stock at the time of the exchanges; (iii) the amount and timing of future income against which to offset the tax benefits; and (iv) the tax rates then in effect.

d)

Represents (i) the net proceeds of approximately $    based on an assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses and (ii) the related use of $    of the proceeds to repay outstanding indebtedness under our Term Loan Credit Facility, as will be determined prior to the offering, and $    of the proceeds for general corporate purposes as described in “Use of Proceeds.”

3. Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Transaction accounting adjustments include the following adjustments related to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2024, as follows:

Adjustments related to the Corporate Reorganization and Offering Transactions

e)

Following the Corporate Reorganization, Legence will be subject to U.S. federal income taxes, in addition to state and local taxes. As a result, the unaudited pro forma condensed consolidated statement of operations reflects an adjustment to our taxes assuming the federal rates currently in effect and the highest statutory rates apportioned to each state and local jurisdiction.

f)

As described in “Corporate Reorganization,” upon completion of the Corporate Reorganization, Legence will become the managing member of Legence Holdings. As a result of the Transactions, Legence will initially own approximately % of the economic interest in Legence Holdings. Additionally, Legence will have % of the voting power, thereby controlling the management of Legence Holdings. Immediately following the completion of this offering, the ownership percentage held by noncontrolling interests will be approximately %. Net earnings attributable to the noncontrolling interests will represent % of net earnings before income taxes. These amounts have

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom, the ownership percentage held by the noncontrolling interest would decrease to %.

g)

Reflects the reduction in interest expense of $    for the year ended December 31, 2024 as a result of the repayment of a portion of the outstanding indebtedness under our Term Loan Credit Facility, as described in “Use of Proceeds,” as if such repayment occurred on January 1, 2024.

h)

Represents non-recurring transaction-related costs of approximately $    in connection with the Offering Transactions that were not reflected in the historical condensed consolidated statement of operations for the period from January 1, 2024 to December 31, 2024. These non-recurring transaction-related costs are reflected as if incurred on January 1, 2024, the date the Offering Transactions occurred for purposes of the unaudited pro forma condensed consolidated statement of operations.

i)

The basic and diluted pro forma net loss per share of Class A Common Stock represents net loss attributable to Legence divided by the combination of the shares owned by existing owners and the Class A Common Stock issued in this offering. The noncontrolling interest owners own shares of Class B Common Stock. These shares of Class B Common Stock are not considered participating securities because they have no right to receive dividends or a distribution on liquidation or winding up of Legence, and no earnings are allocable to such class. Accordingly, basic and diluted earnings per share of Class B Common Stock has not been presented. The table below presents the computation of pro forma basic and dilutive loss per share for Legence (in thousands, except per share amounts):

Year Ended December 31, 2024
Numerator:
Net loss	$
Net loss attributable to noncontrolling interests
Net loss attributable to Legence Corp.
Denominator:
Weighted average shares of Class A Common Stock outstanding (basic)
Incremental common shares attributable to dilutive instruments(1)
Assumed conversion of LGN Units to shares of Class A Common Stock(2)
Weighted average shares of Class A Common Stock outstanding (diluted)
Basic loss per share	$
Diluted loss per share	$

1)

For the year ended December 31, 2024, the dilutive effects of the Company’s restricted stock units were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

2)

The noncontrolling interest owners, which we refer to as LGN Unit Holders, have an Exchange Right, which enable the noncontrolling interest owners to exchange LGN Units for shares of Class A Common Stock on a one for one basis. The Exchange Right causes the LGN Units to be considered potentially dilutive shares for purposes of dilutive loss per share calculations. For the year ended December 31, 2024, the Exchange Right was not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. Unless otherwise indicated, the historical financial information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” speaks only with respect to our predecessor, Legence Holdings and does not give pro forma effect to the Corporate Reorganization.

Overview

We are a leading provider of engineering, installation and maintenance services for mission-critical systems in buildings. We focus on high-growth sectors that have technically demanding buildings, including technology, life sciences, healthcare and education. More than 60% of the companies in the Nasdaq-100 Index are our clients.

Our business is growing rapidly as data centers, manufacturers, pharmaceutical companies, hospitals, schools and universities make investments in both new and existing facilities to support growing demand for their products and services, reduce energy costs and increase resiliency. From 2021 to 2024, our revenues grew at a compound annual growth rate of approximately  %, after giving pro forma effect to acquisitions we made over that period. As of December 31, 2024, we had $     million of backlog and awarded contracts, representing an increase of  % over the same date last year.

We specialize in designing, fabricating and installing complex HVAC, process piping and other mechanical, electrical and plumbing (“MEP”) systems for new facilities and upgrading HVAC, lighting and building controls in existing facilities to make them more energy efficient and sustainable. In 2024, we generated approximately   % of our revenues from new building projects and  % of our revenues from retrofits, upgrades and maintenance for existing buildings. Our team includes approximately 1,200 MEP engineers and energy consultants, and approximately 3,300 HVAC and plumbing service technicians, fitters, electricians and sheet metal workers. Since 2022, we have completed more than      jobs each year for clients across the United States.

Our clients include large technology and industrial companies and public sector institutions who contract with us directly to provide services, as well as intermediaries such as architects and general contractors who subcontract MEP services to us as part of a larger project. Excluding maintenance contracts which can span multiple years, we typically complete most of our jobs within six months. Approximately   % of our 2024 revenue was from contracts that had values of less than $     million.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The contribution to our revenue by building type and end client market, based on internal Company data, is as follows:

	Year Ended December 31,
	2022		2023		2024
	$	%	$	%	$	%
	(Dollars in thousands)
Revenue by Building Type
Existing building	$884,267	70.9%	$1,063,303	65.8%	$
New building	362,234	29.1%	551,759	34.2%

Total revenue	$1,246,501	100.0%	$1,615,062	100.0%	$

Revenue by End Client Market(1)
Data centers & technology(2)	$353,048	28.3%	$505,808	31.3%	$
Education(3)	271,501	21.8%	320,243	19.8%
Life sciences & healthcare(4)	240,347	19.3%	268,617	16.6%
Government(5)	81,642	6.5%	95,713	5.9%
Mixed-use(6)	80,401	6.5%	130,415	8.1%
Other(7)	219,562	17.6%	294,266	18.3%

Total revenue	$1,246,501	100.0%	$1,615,062	100.0%	$

(1)

We refer to our end client market, or client, as the companies that are pursuing an applicable broader project, whether they contract with us directly or through an intermediary that subcontracts to us. The information provided in the table under “Revenue by End Client Market” shows our revenue broken down by client; provided, that where the client is an intermediary (e.g. a lessor) to the actual end use (such as data centers & technology, education, life sciences & healthcare, government, etc.), we categorize our applicable revenue by end client market according to the applicable end use.

(2)

Includes services for facilities housing servers, networking equipment, systems critical for storing and managing data, operational facilities for internet service providers, software companies, IT development hubs, AI development facilities, and high-precision manufacturing plants producing semiconductor chips and electronics.

(3)	Includes services related to colleges, universities and research facilities, as well as kindergarten through twelfth grade education facilities.
(4)	Includes services for facilities supporting life sciences research and development, pharmaceutical manufacturing and healthcare facilities providing inpatient and outpatient health services.
(5)	Includes services for facilities owned or operated by federal, state, or municipal government agencies.
(6)	Includes services for buildings or complexes combining commercial and retail.
(7)

Includes services for a variety of other industries the Company serves through its technical capabilities, including precision manufacturing, aerospace and defense, energy, agriculture, multi-family, entertainment and hospitality, among others.

Business Segments

We operate our business through the following reportable business segments:

Engineering & Consulting

Our Engineering & Consulting segment designs HVAC and other MEP systems for buildings, develops strategies to help reduce energy usage and make buildings more sustainable and provides program and project management services for customers’ installation and retrofit projects. Our Engineering & Consulting segment has two primary service offerings—Engineering & Design and Program & Project Management. Our Engineering & Consulting segment generated approximately  % of our revenues in 2024.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Installation & Maintenance

Our Installation & Maintenance segment fabricates and installs HVAC systems, process piping and other MEP systems in new and existing industrial, commercial and institutional buildings and provides ongoing preventative and corrective maintenance services for those systems. Our Installation & Maintenance segment has two primary service offerings—Installation & Fabrication and Maintenance & Service. Our Installation & Maintenance segment generated approximately  % of our revenues in 2024.

Key Factors Affecting Our Performance

We believe that our financial performance, results of operations and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those described below and in the section of this prospectus entitled “Risk Factors.”

Commercial Construction Activity

Demand for our services depends in part on commercial construction activity, which is subject to business and economic cycles. We typically see greater demand for our services when the economy is growing and interest rates are stable or falling because these conditions encourage businesses to invest in their facilities. We typically see less demand for our services when the economy is contracting and interest rates are rising. To mitigate the impact of downturns in the economy on our business, we have focused on sectors with strong secular growth that we believe are less sensitive to macroeconomic conditions, including technology, life sciences and education, and on services that help customers reduce their energy costs because we believe cost reduction is attractive to clients in all economic environments.

Investment in Technology and Related Infrastructure

We derive a significant portion of our revenues from technology companies, and demand for our services depends, in part, on technology companies making continued investments in their facilities. Investment in technology is subject to a number of factors, including the frequency and nature of innovations, whether or not developing or implementing those innovations requires new physical infrastructure and the availability of capital to fund investments in that infrastructure.

Service Mix

The margin we earn can vary significantly based on the type of service we perform, the size of the job as well as other factors. We typically earn higher margins on engineering, consulting and maintenance services than we earn on installation and fabrication services and higher margins on smaller jobs than we earn on larger jobs. Our overall margins can vary between quarters based on service mix in the period.

Labor Costs and Productivity

Our largest expense is the wages and salaries of our employees. Our margins depend on our ability to accurately estimate the amount of labor that each job will require because our customer contracts are typically fixed-price. We have a long track record of accurately estimating our job costs.

Subcontractor Expense

We subcontract certain scopes of work to third parties, particularly in our Program & Project Management service line. The level of subcontracting that we do, the price that subcontractors charge us and whether we are able to earn a margin on the work that we subcontract can impact our margins.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Strategic Acquisitions

We have a pipeline of strategic acquisition opportunities and intend to continue to pursue acquisitions as part of our strategy to increase our scale, expand existing or acquire new capabilities, access new customers, or broaden our geographic reach. While we target acquisitions that will enhance our growth and profitability, they may add redundant operating expenses in the short-term. Our ability to successfully execute strategic acquisitions depends upon a number of factors, including sustained execution of a disciplined acquisition strategy and our ability to effectively integrate acquired companies or assets into our business.

Effects of Seasonality

Our revenues are subject to seasonal fluctuations, particularly in regions with colder winter climates and areas prone to extreme weather events, such as wildfires, storms, flooding, and hurricanes. We generally see greater levels of activity in the spring and summer months than we do in the winter months due to reduced construction activity during inclement weather and less use of air conditioning during colder months. Activity in our business also fluctuates with the academic calendar, as most schools and colleges prefer to have work performed on their facilities when classes are not in session, which drives increased revenue from education clients during the second and third quarters of the year. Additionally, activity levels in our business can be affected by government spending cycles and fiscal calendars, which can be impacted by a wide variety of factors. Consequently, we may occasionally experience consecutive quarterly declines in revenues or earnings that are not indicative of the future performance of our business.

Components of Results of Operations

Revenue

Revenue is derived from customer contracts, pursuant to which we provide engineering, consulting, installation and maintenance services for industrial and commercial buildings. Customer contracts typically have terms that span from one day to several years, though the vast majority of contracts are completed in less than 12 months. The majority of our contracts are fixed-price.

Cost of Revenue

Cost of revenue primarily consists of direct costs including labor, material and equipment, as well as overhead costs including project management, facilities, IT, vehicles and various third-party expenses, such as insurance, rentals and subcontractor costs.

Selling, General and Administrative

Selling, general and administrative expenses primarily consist of personnel costs, including wages, payroll tax, benefits and incentive compensation, as well as the costs of our real estate and IT services, integration costs for acquisitions after the acquisition date and various third-party professional fees.

Acquisition-Related Costs

Acquisition-related costs are costs we incur to effect a business combination, such as legal and professional fees.

Changes in the Fair Value of Contingent Consideration

Contingent consideration liabilities are related to business acquisitions as further described in Note 4 of the Notes to Consolidated Financial Statements. Changes in the fair value of contingent consideration are recorded to Changes in the fair value of contingent consideration on the Company’s Consolidated Statements of Operations. As of December 31, 2024, there were no outstanding contingent consideration liabilities, though future business acquisitions may result in future contingent consideration liabilities.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Depreciation and Amortization

Depreciation and amortization expenses primarily consist of depreciation on property or equipment such as vehicles, computer equipment, leasehold improvements, tools and other equipment. The amortization of our intangible assets includes tradenames, customer relationships, contract backlog, and right of use assets of our finance leases.

Goodwill Impairment

Goodwill impairment includes the expense recorded in a reporting period for impairment when we determine that the carrying value of goodwill exceeds fair value. We conduct our annual goodwill impairment testing at the beginning of our fourth quarter each year.

Interest Expense

Interest expense includes interest on the indebtedness, amortization of deferred debt issuance costs and debt issuing discounts, as well as gains and losses from interest rate related derivative instruments.

Income Tax (Expense) Benefit

We are subject to federal, state and local taxes based on income in the jurisdictions in which we operate. Accordingly, our effective tax rate is subject to significant variation due to several factors, including variability in our pre-tax and taxable income and loss and the mix of jurisdictions to which they relate, changes in how we do business, acquisitions, tax audit developments, changes in our deferred tax assets and liabilities, changes in statutes, regulations, case law and administrative practices, principles and interpretations related to tax and relative changes of expenses or losses for which tax benefits are not recognized.

Legence Parent is treated as a partnership for federal and state income tax purposes and indirectly owns 100% of the shares of multiple corporations. As a result, the members of Legence Parent are taxed individually on their proportionate share of our income or losses. The corporations owned by Legence Parent are subject to entity level taxation and, as a result, provision for federal, state and local income taxes.

Income taxes for these entities are provided for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to the historical results of operations of our predecessor for the periods presented, primarily for the reasons described below.

Corporate Reorganization

Our Consolidated Financial Statements included in this prospectus are based on the financial statements of our predecessor, Legence Holdings LLC. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the Corporate Reorganization had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

After giving effect to the Corporate Reorganization and the offering contemplated by this prospectus, (a) Legence will own an approximate  % economic interest in Legence Holdings (or  % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

proceeds therefrom), (b) Legence Investment Aggregator I will own an approximate  % economic interest in Legence Holdings (or  % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom) and (c) Legence Investment Aggregator II will own an approximate  % economic interest in Legence (or  % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom). In addition, Legence will be the sole managing member of Legence Holdings and will be responsible for all operational, management and administrative decisions relating to Legence Holdings’ business.

Acquisitions

We have pursued and plan to continue to pursue acquisitions as part of our growth strategy, including acquisitions that expand our capabilities, give us access to new customers or extend our geographic reach. As a result of our acquisition strategy, our results include incremental revenues and expenses following the completion date of an acquisition, as well as various transaction expenses to support the completion of these acquisitions.

Public Company Expenses

Following the closing of this offering, we anticipate incurring incremental general and administrative expenses as a result of operating as a publicly traded company, such as expenses associated with SEC reporting requirements, including annual and quarterly reports, SOX compliance expenses, expenses associated with listing our Class A Common Stock on the    , independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses. These incremental general and administrative expenses are not reflected in the historical financial statements of our predecessor. Additionally, in anticipation of this offering, we have hired additional employees and consultants, including accounting, finance, tax, human resources and legal personnel, in order to prepare for the requirements of being a publicly traded company.

Income Taxes

Legence is subject to U.S. federal and state income taxes as a corporation. Our predecessor was treated as a pass-through entity for U.S. federal income tax purposes, and as such, was generally not subject to federal income tax at the entity level. However, several of the predecessor’s subsidiaries are corporations for tax reporting purposes and therefore require a U.S. federal and state income tax provision for that portion of such entities’ results.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Results of Operations

For the Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

A summary of our consolidated results of operations, selected data as a percentage of revenues for the years indicated, as well as the dollar and percentage change from the prior year is presented as follows:

	Year Ended December 31,		Year over Year Change
	2022	2023
	$	$	$	%
	(Dollars in thousands)
Revenue	$1,246,501	$1,615,062	$368,561	29.6%
Cost of revenue	1,012,795	1,299,916	287,121	28.3%
Gross profit	$233,706	$315,146	$81,440	34.8%
Selling, general and administrative	142,054	186,058	44,004	31.0%
Depreciation and amortization	82,511	80,241	(2,270)	*
Acquisition-related costs	5,627	3,794	(1,833)	*
Changes in the fair value of contingent consideration	3,012	17,647	14,635	*
Changes in the fair value of contingent consideration—related parties	1,310	13,424	12,114	*
Goodwill impairment	23,440	5,051	(18,389)	*
Equity in earnings of joint venture	$—	$(1,329)	$(1,329)	*

Income (loss) from operations	$(24,248)	$10,260	$34,508	*

Other expense (income):
Interest expense, net of capitalized interest	$44,285	$51,551	$7,266	16.4%
Interest expense—related parties	6,315	12,396	6,081	*
Other expense (income), net	(187)	257	444	*

Total other expense, net	$50,413	$64,204	$13,791	27.4%

Loss before income tax	$(74,661)	$(53,944)	$20,717	(27.7%)

Income tax (benefit) expense	7,613	(7,918)	(15,531)	*
Net loss	$(82,274)	$(46,026)	$36,248	*

*	Not meaningful.

Revenue

Consolidated revenue increased $368.6 million, or 29.6%, during the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is attributable to the results of our operating segments, which are discussed below.

The following table presents our revenue by reportable segment, as well as our primary service lines, based on internal Company data (dollars in thousands):

	Year Ended December 31,				Year over Year $	% of segment total
	2022		2023
	$	%	$	%
Revenue:
Engineering & Consulting:
Engineering & Design	$141,110	42.9%	$222,198	52.1%	$81,088	83.1%
Program & Project Management	187,499	57.1%	204,048	47.9%	16,549	16.9%

Total Engineering & Consulting segment	$328,609	100.0%	$426,246	100.0%	$97,637	100.0%
Installation & Maintenance:
Installation & Fabrication	$738,123	80.4%	$942,841	79.3%	$204,718	75.6%
Maintenance & Service	179,769	19.6%	245,975	20.7%	66,206	24.4%

Total Installation & Maintenance segment	$917,892	100.0%	$1,188,816	100.0%	$270,924	100.0%

Total revenue	$1,246,501		$1,615,062		$368,561

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Engineering & Consulting: Engineering & Consulting segment revenue increased $97.6 million for the year ended December 31, 2023 compared to the year ended December 31, 2022.

The Engineering & Design service line accounted for $81.1 million of the increase in Engineering & Consulting segment revenue. Higher job volumes, primarily from mixed-use and life sciences & healthcare clients, accounted for approximately 60% of the increase in Engineering & Design service line revenue. Approximately 40% of the increase in Engineering & Design service line revenue resulted from the full year impact of acquisitions completed in 2022, including Black Bear, and the contribution from companies acquired in 2023. The results of Black Bear included an accelerated payment of project development fees in the fourth quarter of 2023.

The Program & Project Management service line accounted for $16.5 million of the increase in Engineering & Consulting segment revenue. Higher job volumes, primarily from government clients, drove the increase in Program & Project Management service line revenue.

Installation & Maintenance: Installation & Maintenance segment revenue increased $270.9 million for the year ended December 31, 2023 compared to the year ended December 31, 2022.

The Installation & Fabrication service line accounted for $204.7 million of the increase in Installation & Maintenance segment revenue. Higher job volumes, primarily from data centers & technology clients, accounted for approximately 60% of the increase in Installation & Fabrication service line revenue. The contribution from acquisitions completed in 2023 accounted for approximately 40% of the increase in Installation & Fabrication service line revenue.

The Maintenance & Service service line accounted for $66.2 million of the increase in the Installation & Maintenance segment revenue. Approximately 80% of the increase in Maintenance & Service service line revenue was the result of higher job volumes and 20% was the result of an acquisition completed in 2023.

Gross Profit

Consolidated gross profit increased $81.4 million, or 34.8%, during the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is attributable to the results of our operating segments, which are discussed below.

The following table presents our gross profit, as well as gross profit margin expressed as a percentage of revenue, by reportable segment (dollars in thousands):

	Year Ended December 31,				Year over Year Change
	2022		2023
	$	% Margin	$	% Margin	$	% Margin
Gross profit
Engineering & Consulting segment	$102,168	31.1%	$147,892	34.7%	$45,724	44.8%
Installation & Maintenance segment	131,538	14.3%	167,254	14.0%	35,716	27.2%

Consolidated gross profit	$233,706	18.7%	$315,146	19.5%	$81,440	34.8%

Engineering & Consulting: The gross profit increase was primarily attributable to increased revenue as well as the full year impact of acquisitions completed in late 2022, which contributed approximately $28.4 million to our Engineering & Consulting segment gross profit in 2023. The increase in gross profit margin was primarily attributable to a higher mix of Engineering & Design revenue, which earns a higher margin than our Program & Project Management service lines.

Installation & Maintenance: The gross profit increase was primarily attributable to an increase in revenue. Gross profit margin was relatively flat year over year.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Selling, General & Administrative

The increase in selling, general and administrative is primarily attributable to a $21.4 million increase in compensation costs during the period as a result of higher headcount. Additionally, there was an increase in professional fees of $10.4 million as compared to the prior year related primarily to IT costs and acquisition-related fees.

Changes in the Fair Value of Contingent Consideration

The increase in changes in the fair value of contingent consideration is primarily attributable to the contingent earnout obligation associated with the Black Bear Energy acquisition which we completed in 2022. The Black Bear Energy acquisition included a maximum potential earnout of $50.0 million based upon the business’s results for the year ended December 31, 2023. As of December 31, 2022, the estimated fair value of the contingent earnout obligation was $23.0 million. Based upon actual fiscal year 2023 results, the maximum earnout was achieved, resulting in a $27.0 million increase to the contingent earnout obligation. We paid the earnout amount in 2024 and have no further obligations to Black Bear Energy shareholders under the earnout agreement.

Goodwill Impairment

During the year ended December 31, 2023, it was determined the carrying amount of goodwill for one reporting unit in the Engineering & Consulting segment exceeded fair value, resulting in goodwill impairment charges of $5.1 million. During the year ended December 31, 2022, it was determined the carrying amount of goodwill for one reporting unit in the Installation & Maintenance segment exceeded fair value, resulting in goodwill impairment charges of $23.4 million. In both years, the impairment was primarily driven by a decline in projected cash flows due to lower revenue projections, investments in support functions and increased cost of capital due to rising interest rates.

Interest Expense, Net of Capitalized Interest and Interest Expense—Related Parties

The increase in interest expense, net of capitalized interest and interest expense—related parties is primarily attributable to additional borrowings. This includes $155.0 million of borrowings under the Term Loan Credit Facility during 2023, as well as the full year impact of $146.7 million of borrowings under the Term Loan Credit Facility during 2022.

Income Tax Expense (Benefit)

Income tax benefit was $7.9 million in the year ended December 31, 2023, and the effective tax rate was 14.5%, as compared to income tax expense of $7.6 million in the year ended December 31, 2022 and a negative effective tax rate of 10.3%. These rates are lower than the federal statutory rate of 21%. The effective tax rate in the year ended December 31, 2023 was primarily due to a significant portion of the pre-tax loss being generated by pass-through entities that are not subject to income taxes at the Company level, partially offset by favorable return-to-provision adjustments in the tax paying C corporations. The effective tax rate in the year ended December 31, 2022 was primarily due to a significant portion of the pre-tax loss being generated by pass-through entities that are not subject to income taxes at the Company level and to taxable income in the tax paying C corporations.

Non-GAAP Financial Measures

Self-Perform Contribution, Adjusted EBITDA and Adjusted EBITDA Margin

Self-Perform Contribution, Adjusted EBITDA and Adjusted EBITDA Margin are financial measures not presented in accordance with GAAP but are intended to provide useful and supplemental information to investors and analysts as they evaluate our performance. Self-Perform Contribution is a financial measure that management historically has used and continues to use to evaluate our financial performance by analyzing the

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

fees for services that are performed or managed by our workforce separately from the work that is performed by our subcontractors. Self-Perform Contribution is defined as revenue less Subcontractor Expense. Management believes this is a helpful measure to evaluate the efficiency and profitability of the service teams we employ and manage directly. EBITDA is defined as earnings before interest and other financing expenses, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude goodwill impairment, net loss on sale and disposition of property and equipment, changes in fair value of contingent consideration, acquisition and integration costs, system deployment costs, strategic initiative costs, stock-based compensation expense, profits from an accelerated project sale and litigation settlements. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. Self-Perform Contribution should not be considered an alternative to gross profit that is derived in accordance with GAAP. Adjusted EBITDA should not be considered an alternative to net loss that is derived in accordance with GAAP. Management believes that the exclusion of these items from net loss enables us and our investors to more effectively evaluate our operations period over period and to identify operating trends that might not be apparent due to, among other reasons, the variable nature of these items, both in value and frequency, period over period. In addition, management believes these measures may be useful for investors in comparing our operating results with those of other companies.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are that such measures:

•	may exclude recurring expenses of Subcontractor Expense in our jobs;

•

may exclude the recurring expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and the assets being depreciated and amortized may have to be replaced in the future;

•	do not reflect changes in our working capital needs;

•	do not reflect the interest (income) expense on our indebtedness; or

•	do not reflect the income tax (benefit) provision we are required to make.

In order to evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate our business. Please review the reconciliations of Gross Profit to Self-Perform Contribution and of Net Loss to Adjusted EBITDA and a calculation of Adjusted EBITDA Margin set forth below.

The following table provides a reconciliation of our Gross Profit, the most directly comparable financial measure presented in accordance with GAAP, to Self-Perform Contribution for the periods presented herein:

	Predecessor			Pro Forma
				For the Year Ended December 31, 2024
	For the Years Ended December, 31
	2022	2023	2024
	(Dollars in thousands)
Gross Profit	$233,706	$315,146	$	$
Other Cost of Revenue(1)	812,644	1,061,630

Self-Perform Contribution(2)	1,046,350	1,376,776

(1)

Other Cost of Revenue equals Cost of Revenue minus Subcontractor Expense. Subcontractor Expense represents the cost of third-party contractors that we use and is included in Cost of Revenue. We typically incur Subcontractor Expense in connection with the provision of construction management services. On jobs

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

where we use subcontractors, we may pass those costs directly through to our customers or include them in our overall price for the job.
(2)	We define Self-Perform Contribution as revenue less Subcontractor Expense.

The following table provides a reconciliation of our Net Loss, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA, and a calculation of Adjusted EBITDA Margin for the periods presented herein:

	Predecessor				Pro Forma
					For the Year Ended December 31, 2024
	For the Years Ended December 31,
	2022	2023	2024
	(Dollars in thousands)
Net Loss	$(82,274)	$(46,026)	$		$
Interest expense, net of capitalized interest	44,285	51,551
Interest expense—related parties	6,315	12,396
Income tax (benefit) expense	7,613	(7,918)
Depreciation and amortization	93,020	92,801
Goodwill impairment(1)	23,440	5,051
Net loss on sale and disposition of property and equipment	797	822
Changes in fair value of contingent consideration	3,012	17,647
Changes in fair value of contingent consideration—related parties	1,310	13,424
Acquisition and integration costs(2)	6,655	5,402
System deployment costs(3)	6,638	11,826
Strategic initiative costs(4)	839	6,784
Stock-based compensation expense	5,185	10,051
Accelerated project sale(5)	—	(7,401)
Litigation settlements(6)	3,000	—

Adjusted EBITDA	$119,835	$166,410	$		$

Adjusted EBITDA Margin	9.6%	10.3%		%	%

(1)	Refer to Note 5 in the Notes to the Consolidated Financial Statements, for details on the nature of the impairment.
(2)

For the years ended December 31, 2023 and 2022, the figures include $3.8 and $5.6 million, respectively, of acquisition costs recorded in acquisition-related costs, and $1.6 and $1.0 million, respectively, of acquisition integration costs recorded in selling, general and administrative costs in the Consolidated Statements of Operations.

(3)	Represents consulting and initial upfront costs associated with implementing and optimizing certain enterprise resource planning systems, including IFS, Onestream and Ceridian Dayforce.
(4)

Represents (i) consulting costs associated with rebranding efforts in connection with our name change to Legence that we do not expect to recur in the future, (ii) upfront consulting and out-of-pocket costs related to developing and launching the cross-selling framework amongst our brands, many of which were more recently acquired and integrated into the Legence brand, (iii) consulting and legal fees associated with education and marketing efforts for our clients with respect to utilizing the IRA and the CHIPS Act of 2022 and (iv) consulting, legal, accounting expenses in connection with non-recurring extraordinary company transactions.

(5)

Our Black Bear subsidiary helps businesses and real estate owners procure on-site generation and storage systems for their buildings. Black Bear receives compensation for its services from project developers who pay Black Bear a fee if they are selected to provide the system for the client. The fee is typically earned and paid when the client enters into a binding contract with the project developer and permits to begin construction have been issued. If a contract is not signed or permits are not issued, Black Bear is typically not owed a fee from the project developer. In the fourth quarter of 2023, a project developer who had been selected for a large number of projects by Black Bear’s clients offered to immediately pay Black Bear all of the fees that Black Bear would earn in the future if all of the projects received permits, provided that Black Bear would agree to discount the fee amounts. Black Bear agreed to discount the fee amounts and recorded

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

significantly higher revenues than would be typical in a quarter. Given the unique nature of the transaction, we consider it to be non-recurring in nature. This adjustment is to eliminate the approximately $7.4 million profit we recorded from the transaction.
(6)	Refer to Note 17 in the Notes to the Consolidated Financial Statements, for details on the nature of the settlement.

Liquidity and Capital Resources

Overview

As of December 31, 2023, our primary sources of liquidity included cash and cash equivalents of $88.9 million, $84.8 million available to be borrowed under the Revolving Credit Facility and cash flows from operations. Following the completion of this offering, we expect our primary sources of liquidity to be cash flows from operations, borrowings incurred under our Revolving Credit Facility or proceeds from offerings of debt or equity securities. Access to additional liquidity, such as an increase in the capacity under our existing Revolving Credit Facility or a new financing arrangement, will be subject to our credit ratings and future financial position.

To date, our primary uses of capital have included funding working capital, capital expenditures for equipment used in our business, acquisitions and refinancing or repayment of debt and associated interest.

Although we cannot provide any assurance that our cash flows from operations will be sufficient to fund our operations or that additional capital will be available to us on acceptable terms, or at all, we believe our primary sources of liquidity are sufficient to fund our ongoing working capital, investing and financing requirements for at least the next twelve months and beyond. In the event that we require additional capital, we may seek to raise funds at any time through equity, equity-linked arrangements and debt. If we are unable to raise additional capital when desired and on reasonable terms, our business, results of operations, and financial condition would be adversely affected. See the section titled “Risk Factors” for additional information.

Cash Flows

The information presented below was derived from our Consolidated Statements of Cash Flows within the Consolidated Financial Statements and summarizes cash flow activity.

	Year Ended December 31,
	2022	2023
	(Dollars in thousands)
Cash provided by (used in):
Operating activities	$26,996	$33,917
Investing activities	(160,375)	(133,902)
Financing activities	173,807	128,471

Increase in cash and cash equivalents and restricted cash	$40,428	$28,486

Operating Activities

Cash flow from operating activities is primarily influenced by the level of revenue we generate and the operating margin we earn on that revenue. It is also influenced by the timing of working capital investment associated with the services that we provide. Our working capital needs may increase when we commence large volumes of work under circumstances where project costs are required to be paid before the associated receivables are billed and collected. Our management strives to negotiate payment terms that minimize the working capital investment that we are required to make in connection with large projects. Additionally, changes in project timing due to delays or accelerations and other economic, regulatory, market and political factors may affect customer spending and, thus, impact cash flows from operating activities. We typically require the most working capital

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

during the second half of the year as activity levels increase in the spring and summer months and less working capital in the first half of the year as activity levels decrease and we receive final payments on completed jobs.

Cash flows from operating activities increased $6.9 million during 2023 compared to 2022. This increase is primarily attributable to a smaller net loss from the business adjusted for noncash items and fluctuations in the main components of working capital, as detailed in the Consolidated Statements of Cash Flows. Specifically, net loss decreased by $36.2 million, while the benefit was partially offset by a $25.7 million decrease in cash provided by the effects of changes in operating assets and liabilities. The decrease from changes in operating assets and liabilities is primarily attributable to an increase in contract assets of $21.8 million due to increased revenue and contract retentions, as well as a decrease in accounts payable of $22.3 million due to the timing of payments to vendors. These changes were partially offset by other operating assets and liabilities, primarily a $14.3 million benefit from changes in accounts receivable due to the timing of collections from customers. The impact of adjustments for noncash items was mostly offsetting in nature and is detailed on the Consolidated Statements of Cash Flows.

Investing Activities

Cash flows from investing activities primarily consist of capital expenditures, proceeds from investments and payments for acquisition of businesses.

Cash flows used in investing activities decreased by $26.5 million during 2023 compared to 2022. The decrease is primarily attributable to a $14.3 million decrease in consideration paid for acquisitions and a $9.2 million decrease in purchases of property and equipment.

Financing Activities

Financing cash flows primarily consist of the issuance and repayment of short-term and long-term debt, debt issuance costs, contingent earnouts from acquisitions and financing lease payments.

Cash flows provided by financing activities decreased by $45.3 million during 2023 compared to 2022. The decrease is primarily attributable to a $41.2 million decrease in proceeds from issuance of membership units, as membership units were issued for cash in 2022.

Debt

Debt obligations consist of the following.

	As of December 31,
	2023	2024
	(Dollars in thousands)
Term loans	$1,039,032	$
Notes payable	12,905
Notes payable—related parties	13,800
Finance lease liabilities	4,938
Total debt	$1,070,675	$
Less: Current portion	(15,608)
Less: Unamortized debt issuance costs and discounts	(18,192)
Less: Unamortized debt discounts—related parties	(1,535)
Long-term debt	$1,035,340	$

The ensuing summary and discussion are not a complete description of all of the terms of our significant debt instruments. Please refer to Note 8 in the Notes to Consolidated Financial Statements for further information.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Credit Agreement

On December 16, 2020, Legence Intermediate and Legence Holdings entered into that certain Credit Agreement, by and among, Legence Intermediate, as holdings, Legence Holdings, as the borrower, the guarantors from time to time party thereto, Jefferies Finance LLC, as administrative agent and the other parties from time to time party thereto, which provides for (a) the Term Loan Credit Facility having an original aggregate principal amount of $390.0 million, (b) the Delayed Draw Term Loan Credit Facility having an original aggregate principal amount of $75.0 million and (c) the Revolving Credit Facility having an original aggregate commitment amount of $65.0 million. The obligations under the Credit Agreement are secured by substantially all assets of Legence Holdings and its subsidiaries, subject to customary exclusions. The Term Loan Credit Facility and the Delayed Draw Term Loan Credit Facility mature on December 16, 2028, and the Revolving Credit Facility matures on December 16, 2026.

Legence Holdings can elect for borrowings of term loans (including delayed draw term loans) to be classified as either SOFR loans or base rate loans. SOFR loans bear interest at a rate equal to SOFR plus a margin of either 2.75%, 3.00% or 3.25%, which margin is determined based on the company’s most recently reported Consolidated First Lien Net Leverage Ratio (the “First Lien Net Leverage Ratio”), generally defined as the ratio of first lien secured indebtedness (net of cash) to consolidated pro forma adjusted EBITDA for the preceding four fiscal quarters. SOFR loans are subject to a floor of 0.75%. Interest on SOFR loans is payable (a) based on the selected interest period if such interest period is less than three months or (b) quarterly if the selected interest period is three months or longer. Base rate loans bear interest at a rate equal to either 1.75%, 2.00% or 2.25%, which margin is determined based on the company’s most recently reported First Lien Net Leverage Ratio, plus the base rate, which is equal to the greater of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) one-month SOFR plus 1.00%. Interest on base rate loans is payable quarterly. Our First Lien Net Leverage Ratio was    , 4.43 and 5.94 as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively. Our consolidated pro forma adjusted EBITDA, as defined in the Credit Agreement, was    , $214.2 million and $172.5 million as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively. The Credit Agreement defines consolidated pro forma adjusted EBITDA differently than Adjusted EBITDA described herein. The Credit Agreement allows us to make certain adjustments in calculating consolidated pro forma adjusted EBITDA, some of which are not included in the calculation of Adjusted EBITDA described herein. The interest rate applicable to the term loans was  %, 8.96% and 8.13% as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

Legence Holdings can also elect for advances, including standby letters of credit, under the Revolving Credit Facility to be treated as either SOFR loans or base rate loans. SOFR loans bear interest at a rate equal to SOFR plus 3.50%, 3.75% or 4.00%, which margin is determined based on the company’s most recently reported First Lien Net Leverage Ratio. SOFR loans are subject to a floor of 0%. Interest on SOFR loans is payable (a) based on the selected interest period if such interest period is less than three months or (b) quarterly if the selected interest period is three months or longer. Base rate loans bear interest at a rate equal to 2.50%, 2.75% or 3.00%, which margin is determined based on the company’s most recently reported First Lien Net Leverage Ratio, plus the base rate. Interest on base rate loans is payable quarterly. In addition, a commitment fee is payable quarterly for the unused portion of the Revolving Credit Facility, which accrues at an annual rate of 0.375% or 0.50%, which rate is determined based on the company’s most recently reported First Lien Net Leverage Ratio. As of December 31, 2023, the rate for the unused portion of the Revolving Credit Facility was 0.375%.

On August 5, 2021, Legence Holdings secured an incremental commitment amount under the Revolving Credit Facility of $25.0 million, thereby increasing the aggregate commitment amount from $65.0 million to $90.0 million.

On October 28, 2021, Legence Holdings secured a $370.0 million incremental term loan, and a $71.7 million delayed draw term loan, and the proceeds were used to fund acquisition-related payments.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

On February 27, 2023, Legence Holdings amended the Credit Agreement to transition from the usage of LIBOR to SOFR, which included the addition of a 0.10% credit spread adjustment for borrowings of term loans or delayed draw term loans that are SOFR loans.

On July 31, 2023, Legence Holdings secured a $155.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments.

On January 19, 2024, Legence Holdings secured a $125.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments.

On June 18, 2024, Legence Holdings secured a $125.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments.

On November 21, 2024, Legence Holdings secured a $315.0 million incremental term loan, and the proceeds were used for general corporate purposes, including to fund a shareholder distribution and to fund acquisition-related payments, and extended the maturity date of its Revolving Credit Facility by one year from December 16, 2025 to December 16, 2026.

On February 6, 2025, Legence Holdings amended the Credit Agreement to reduce the interest margin applicable to borrowings of term loans or delayed draw term loans and extend the maturity date applicable to the Term Loan Credit Facility and the Delayed Draw Term Loan Credit Facility by one year from December 16, 2027 to December 16, 2028. The amendment also removed the 0.10% credit spread adjustment applicable to borrowings of term loans or delayed draw term loans that are SOFR loans.

As of December 31, 2023, there were approximately $5.2 million in standby letters of credit outstanding, with such letters of credit accruing fees at an annual rate equal to 3.75%. The remaining $84.8 million of revolving credit commitments were undrawn. There were no borrowings under the Revolving Credit Facility as of either December 31, 2023 or December 31, 2022.

Pursuant to the terms of the Credit Agreement, after the consummation of a Qualified IPO (as defined in the Credit Agreement), the margin for term loans (including delayed draw term loans) and revolving credit loans and the fee rate on letters of credit will automatically be reduced by 0.25%.

The Credit Agreement contains a springing financial maintenance covenant that requires the First Lien Net Leverage Ratio not to exceed 8.50 to 1.00. The Credit Agreement generally defines this as the ratio of first lien secured indebtedness (net of cash) to consolidated pro forma adjusted EBITDA for the preceding four fiscal quarters. The springing financial maintenance covenant is only tested if, as of the last day of each fiscal quarter, the amount of loans and/or letters of credit outstanding under the Revolving Credit Facility is greater than 35% of the aggregate revolving credit commitments. The total revolving credit commitments have remained $90.0 million since August 5, 2021, and the Company has never been required to test the springing financial maintenance covenant.

The Credit Agreement includes customary covenants restricting the ability of Legence Holdings and its subsidiaries to, among other things, incur additional indebtedness, sell or convey assets, make loans to or investments in others, enter into mergers, incur liens and pay dividends or distributions.

Other Notes Payable

The Company holds various other promissory notes payable in connection with certain acquisitions. These notes payable comprise a small portion of our outstanding indebtedness. Please refer to Note 8 in the Notes of Consolidated Financial Statements for further information.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Tax Receivable Agreement

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with the TRA Members. This agreement generally provides for the payment by Legence to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Legence (a) actually realizes with respect to taxable periods ending after this offering or (b) is deemed to realize in the event the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Legence board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) Legence’s allocable share of existing tax basis acquired in connection with this offering and increases to such allocable share of existing tax basis; (ii) Legence’s utilization of certain tax attributes of the Blocker Entities; (iii) Basis Adjustments; and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. Legence will retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment.

We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial. Any payments made by us to the TRA Members under the Tax Receivable Agreement will not be available for reinvestment in Legence Holdings (or indirectly, its business) and generally will reduce the amount of overall cash flow that might have otherwise been available to us. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired and all required payments are made, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control) by making the termination payment specified in the agreement.

Material Cash Requirements

As of December 31, 2023, our material cash requirements primarily consist of obligations under our lease arrangements and financing arrangements. These obligations and their expected timing on future cash flows and liquidity are summarized within Note 7 and Note 8 of the Notes to our Consolidated Financial Statements, respectively.

	Payment Due by Period
Contractual obligations and commitments	Total	Less than One Year	One to Three Years	Four to Five Years
Debt	$1,065,737	$13,891	$24,646	$1,027,200
Interest on debt(1)	371,093	92,740	183,057	95,296
Operating lease obligations	61,680	14,025	26,145	21,510
Finance lease obligations	5,566	2,043	2,967	556

Total cash requirements from contractual obligations and commitments	$1,504,076	$122,699	$236,815	$1,144,562

(1)

These amounts do not include the effect of our interest rate swap agreements. Further, the amounts assume (i) that interest rates as of December 31, 2023 remain constant until the maturity of the debt and (ii) that we do not refinance or incur additional debt.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Contingent Obligations

We have various contingent obligations that we anticipate could require the use of cash based on contractual obligations as of December 31, 2023; however, the final amount payable or the timing may not be fixed and determinable. Such contingent obligations include the following:

•

Some of our customers require us to secure surety bonds from reputable financial institutions to guarantee execution on certain projects. In the event Legence or its subcontractors fail to meet its performance obligations, customers have the option to request the surety bond provider fund the completion of the project using other service providers. Under the terms of these agreements, we are liable for any disbursement made by the bonding company because of our failure to perform. Surety bonds expire at various times ranging from final completion of a project to a period extending beyond contract completion in certain circumstances. Such amounts can also fluctuate from period to period based upon the mix and level of our bonded operating activity. For example, public sector contracts require surety bonds more frequently than private sector contracts, and accordingly, our bonding requirements typically increase as the amount of our public sector work increases. Our estimated maximum exposure as it relates to the value of the surety bonds outstanding is lowered on each bonded project as the cost to complete is reduced, and each commitment under a surety bond generally extinguishes concurrently with the expiration of its related contractual obligation. As of December 31, 2023, $269.6 million of backlog, or 20.6%, was subject to surety bond obligations. In the ten years prior to December 31, 2024, we did not receive a claim for liquidated damages in excess of $100,000.

•

Payments for certain amounts of contingent consideration based on contractual purchase agreements for our various business acquisitions, as discussed in Note 9 of the Notes to Consolidated Financial Statements. The outstanding amount of contingent consideration as of December 31, 2023 was paid during 2024.

•

Payments for collective bargaining agreements, multiemployer pension plan liabilities and liabilities related to our deferred compensation and other employee benefit plans, as discussed in Notes 12 and 13 of the Notes to Consolidated Financial Statements.

Backlog and Awarded Contracts and Book-to-Bill Ratio

We track backlog and awarded contracts. We believe that these measures enable us to more effectively forecast our future results and working capital needs, as well as better identify future operating trends that may not otherwise be apparent. We believe this measure is also useful for investors in forecasting our future results and comparing us to our competitors. We also track our book-to-bill ratio, based on backlog and awarded contracts, for the same reasons.

Our backlog is equivalent to our remaining performance obligations. As a result, there are no adjustments being made that would be reflected in a reconciliation. Our methodology for calculating backlog and awarded contracts or book-to-bill ratio may not be consistent with methodologies used by other companies. Our backlog and awarded contracts measure has two components: backlog and awarded contracts. Backlog represents, as of any date of determination, the expected revenue values of the remaining performance obligations under our contracted or otherwise secured project commitments. Awarded contracts represents as of any date of determination, the expected revenue values of projects awarded to us following a request for proposals but for which a formal contract has not yet been signed. We only include fixed-price contracts in our backlog and awarded contracts because they have defined revenue values. We do not include cost-plus contracts, including maintenance service contracts, in our backlog and awarded contracts, because their total revenue values are not known. Historically, cost-plus projects have comprised a relatively insignificant portion of our revenue. We calculate our book-to-bill ratio by taking our additions to backlog and awarded contracts for the period and dividing it by revenue from fixed-price contracts for the same period. Given that backlog and awarded contracts and book-to-bill ratio are operational measures and that our methodology for calculating backlog and awarded contracts and book-to-bill ratio does not meet the definition of a non-GAAP measure, as that term is defined by the SEC, a quantitative reconciliation for each is not required nor provided.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table presents our backlog and awarded contracts and book-to-bill ratio by reportable segment.

	As of December 31,
	2022	2023	2024
	(Dollars in thousands)
Engineering & Consulting
Backlog	$353,384	$412,874	$
Awarded contracts	244,170	299,422

Backlog and awarded contracts	$597,554	$712,296	$

Book-to-bill ratio	1.1	1.3

Installation & Maintenance
Backlog	$684,602	$895,410	$
Awarded contracts	204,801	96,087

Backlog and awarded contracts	$889,403	$991,497	$

Book-to-bill ratio	1.5	1.0

Total
Backlog	$1,037,986	$1,308,284
Awarded contracts	448,971	395,509

Backlog and awarded contracts	$1,486,957	$1,703,793

Book-to-bill ratio	1.4	1.1

The increases in backlog and awarded contracts from December 31, 2022 to December 31, 2023 were primarily attributable to multiple new project awards. The increase in Engineering & Consulting was primarily driven by new projects within the education end client market and additional backlog and awarded contracts from the acquisition of OCI. The increase in Installation & Maintenance was primarily driven by new projects within the data centers & technology end client market and additional backlog and awarded contracts from the acquisition of A.O. Reed.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our Consolidated Financial Statements. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Our significant accounting policies are discussed in the Note 2 to Consolidated Financial Statements. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to areas involving a significant level of estimation uncertainty and have had or are likely to have a material impact on our financial statements.

Revenue Recognition

The Company recognizes revenue at the time the related performance obligation is satisfied by transferring the promised good or service to its customers. A good or service is considered to be transferred when the customer obtains control. The Company can transfer control of a good or service and satisfy its performance obligations either over time or at a point in time, though the majority of the Company’s contracts have over time performance obligations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Management has concluded performance obligations related to construction and service contracts are satisfied over time because the Company’s performance typically creates or enhances an asset that the customer controls. The Company primarily measures the progress toward complete satisfaction of the performance obligation(s) using an input method (i.e., “cost-to-cost”), though some contracts use an output method (i.e., “milestone achievement”).

The accuracy of the Company’s revenue and profit recognition in each year at the balance sheet date depends on the accuracy of management’s estimates of the cost to complete each project as well as variable consideration. There are several factors that can contribute to changes in estimates of contract cost and profitability, such as changes in project scope, input costs and productivity, among others. Such factors may cause fluctuations in gross profit and gross profit margin from period to period. These changes may have a significant impact on the financial statements. At the time a loss on a contract becomes probable, the entire amount of the estimated loss is accrued. Management monitors for circumstances that may affect the accuracy of its estimates, and material changes in estimates are disclosed accordingly.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities of the acquired business. Goodwill is not subject to amortization but is tested for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete information is available. Goodwill is evaluated for impairment on an annual basis in the fourth quarter of the fiscal year and on an interim basis if events or circumstances arise which indicate that the carrying value of goodwill may not be recoverable from future cash flows.

Fair values of reporting units are estimated based on a market approach and an income approach. The income approach utilizes discounted future cash flows and assumptions critical to the fair value estimate of the discounted cash flow model include the revenue growth rate, forecasted margins and discount rate. The market approach utilizes market multiples of invested capital from comparable publicly traded companies. The market multiples from invested capital include revenue; book equity plus debt; and earnings before interest, provision for income taxes, depreciation and amortization. As of December 31, 2023, except for the reporting unit discussed below, all other reporting units had estimated fair values that exceeded their carrying values by at least 14%.

During the year ended December 31, 2023, it was determined the carrying amount of goodwill for one reporting unit in the Engineering & Consulting segment exceeded fair value, resulting in goodwill impairment charges of $5.1 million. During the year ended December 31, 2022, it was determined the carrying amount of goodwill for one reporting unit in the Installation & Maintenance segment exceeded fair value, resulting in goodwill impairment charges of $23.4 million. In both years, the impairment was primarily driven by a decline in projected cash flows due to lower revenue projections, investments in support functions and increased cost of capital due to rising interest rates.

There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment. It is possible that changes in facts, judgments and assumptions made in estimating the fair value of reporting units could occur, resulting in possible impairment in the future.

Income Taxes

We utilize the asset and liability approach in reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Under the provisions of ASC 740-10 Income Taxes, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Refer to Notes 2 and 14 of the Notes to Consolidated Financial Statements for further information, including the identification and measurement of deferred tax assets and liabilities, the measurement of valuation allowances on deferred tax assets, gross unrecognized tax benefits and other additional acquired tax attributes.

Acquisitions and Valuation of Intangible Assets

We assign purchase consideration to the assets acquired and liabilities assumed as of their acquisition dates based on their fair value. We record our acquisitions under the acquisition method of accounting, and the total purchase price is allocated to the acquired net tangible and identifiable intangible assets based on their fair values as of the acquisition dates. Determining the fair value of certain long-lived assets, specifically intangible assets, requires judgment and often involves the use of significant estimates and assumptions.

The estimated fair value of identified intangible assets are Level 3 fair value measurements and are determined using discounted cash flow techniques. Fair value is estimated using a multi-period excess earnings method for customer relationships and backlog and a relief from royalty method for trade names. The significant assumptions used in estimating fair value of customer relationships and backlog include i) the estimated life the asset will contribute to cash flows, such as remaining contractual terms, (ii) revenue growth rates and EBITDA margins, (iii) attrition rate of customers, and (iv) the estimated discount rates that reflect the level of risk associated with receiving future cash flows. The significant assumptions used in estimating fair value of trade names include discount rates and estimated royalties that would be paid to license a comparable asset. The royalty rates used in this method are based on published comparable market royalty transactions.

Refer to Notes 2 and 4 of the Notes to Consolidated Financial Statements for further information on valuation methods, inputs and assumptions.

Recent Accounting Pronouncements

See Note 2 of Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information regarding recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we are exposed to financial risks such as changes in interest rates and inflation risk associated with our input costs. We utilize derivative instruments, classified as cash flow hedges, to manage interest rate exposures on our floating rate debt.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt. The interest expense associated with our long-term debt will vary with market rates. We seek to mitigate this risk with an appropriate amount of fixed rate debt obligations through interest rate derivative contracts that fix the interest rate on the respective floating rate debt obligations. Without taking into consideration the effect of our interest rate swap agreements, based upon our outstanding principal amount of floating rate debt of $1,039.0 million as of December 31, 2023, an increase in the current interest rate levels of 1% would result in an increase in our annual interest expense of $10.4 million.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Inflation Risk

Inflationary pressures have recently increased, and may continue to increase, the costs of labor and other inputs for our services. We have experienced, and may continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions. If our costs are subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases, which could adversely affect our business, results of operations or financial condition.

Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist principally of contract assets and accounts receivable. Exposure to losses on receivables is principally dependent on each customer’s financial condition. We monitor the exposure for credit losses and maintain allowances for anticipated losses. We may also require prepayments for certain of our services. Concentrations of credit risk with respect to our receivables are limited due to the large number of customers comprising our customer base and their dispersion among many different geographies.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

INDUSTRY OVERVIEW

We participate in the market for engineering, consulting, installation and maintenance services used in the construction of new industrial, commercial and institutional buildings and upgrades and retrofits to existing buildings in the United States. We focus on buildings’ MEP systems. MEP systems are responsible for a building’s temperature, air quality, power supply, lighting, water supply and sewage. According to 2024 RSMeans Data, MEP engineering and installation costs represent approximately 26% of the overall construction budget for buildings and average 35% for laboratory buildings and 39% for hospitals. MEP systems also account for more than 50% of a building’s energy consumption according to the U.S. Energy Information Administration, and therefore, upgrading and maintaining MEP systems is critical to managing a building’s energy costs over its life.

Demand for engineering, consulting, installation and maintenance services for MEP systems is driven primarily by investment in new and existing industrial, commercial and public sector buildings in the United States. Investments in nonresidential buildings in the United States grew from $279 billion in 2021 to $435 billion in 2024, representing a compound annual growth rate of 16%, according to Dodge Construction Network. Investments in buildings in the market segments where we focus—data centers, technology, semiconductors, life sciences, healthcare and education—grew at a 23% compound annual growth rate over the same period, according to Dodge Construction Network, more than 40% faster than overall investments in nonresidential buildings in the United States. We believe key drivers supporting continued growth in demand for our services include:

•

Increasing investment in data centers to support more cloud-based applications and AI. Rapidly growing demand for cloud services, as well as the computational resources required to train and run artificial intelligence models, is driving increasing investment in data centers. Over the past three years, investment in new data centers nearly quadrupled from $7 billion in 2021 to $27 billion in 2024 and is forecast to continue to grow at an accelerated rate, according to Dodge Construction Network. Approximately  % of our backlog and awarded contracts for projects in new buildings were data centers as of December 31, 2024.

•

Continued “reshoring” of U.S. manufacturing. A combination of increasing tariffs, growing intellectual property and geopolitical risks, attractive federal incentives for “domestic content” and the narrowing wage gap between U.S. and international workers is prompting many companies to move their offshore manufacturing operations back to the United States. According to a survey conducted by Rabin Roberts Research on behalf of BDO in October 2023, 89% of manufacturers surveyed are either moving production back to the United States or expanding their existing U.S. facilities which is resulting in increased spending on manufacturing facilities. According to Dodge Construction Network, investment in manufacturing facilities in the United States grew at a compound annual growth rate of 50% from 2021 to 2024 and is forecast to remain at more than twice 2019 levels through 2029.

•

Growing demand for solutions that can address rising electricity prices and declining power availability. The average price of electricity in the U.S. increased 23% from 2020 to 2024, which compares to an increase of only 8% in the prior ten-year period from 2010 to 2020 according to the U.S. Energy Information Administration. We believe that rising power prices have prompted businesses and institutions to seek ways to make their buildings more energy efficient to mitigate the impact of rising energy costs on their operations. According to a survey of 1,282 companies conducted by the Energy Efficiency Movement, 93% of businesses are planning to implement energy efficiency upgrades in the next three years and 64% of those are focused on improving their cooling system specifically. According to the World Economic Forum, businesses can reduce their energy usage by as much as 49% and generate an average return on investment of 24% by making energy efficiency upgrades, according to a working paper by the Real Estate Research Institute in conjunction with Lawrence-Berkeley National Laboratory. At the same time as they are confronting higher power prices, we believe that many companies’ growth plans are being constrained by utility delays in connecting

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

their new facilities to the grid as load growth outstrips available transmission capacity. Accelerating load growth has prompted regulators, utilities and businesses to implement energy efficiency programs as a lower cost and faster alternative to address load growth as compared to new generation and transmission and distribution infrastructure.

•

Growing need for outside expertise to help meet expanding corporate sustainability goals. According to the Honeywell Environmental Sustainability Index, while more than 80% of companies have established sustainability targets or goals for 2030, fewer than half of all organizations were extremely optimistic about achieving them. We believe that businesses and institutions will increasingly seek outside expertise to ensure they are able to deliver on the sustainability commitments they have made to shareholders, customers and the communities where they operate. According to IDC, spending on Sustainability Services is expected to grow from $23 billion in 2024 to $35 billion in 2028 in the Americas, representing an 11% compound annual growth rate.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Our Company

We are a leading provider of engineering, installation and maintenance services for mission-critical systems in buildings. We focus on high-growth sectors that have technically demanding buildings, including technology, life sciences, healthcare and education. More than 60% of the companies in the Nasdaq-100 Index are our clients.

Our business is growing rapidly as data centers, manufacturers, pharmaceutical companies, hospitals, schools and universities make investments in both new and existing facilities to support growing demand for their products and services, reduce energy costs and increase resiliency. From 2021 to 2024, our revenues grew at a compound annual growth rate of approximately  %, after giving pro forma effect to acquisitions we made over that period. As of December 31, 2024, we had $     million of backlog and awarded contracts, representing an increase of  % over the same date last year.

We specialize in designing, fabricating and installing complex HVAC, process piping and other mechanical, electrical and plumbing (“MEP”) systems for new facilities and upgrading HVAC, lighting and building controls in existing facilities to make them more energy efficient and sustainable. In 2024, we generated approximately   % of our revenues from new building projects and  % of our revenues from retrofits, upgrades and maintenance for existing buildings. Our team includes approximately 1,200 MEP engineers and energy consultants, and approximately 3,300 HVAC and plumbing service technicians, fitters, electricians and sheet metal workers. Since 2022, we have completed more than     jobs each year for clients across the United States.

Our clients include large technology and industrial companies and public sector institutions who contract with us directly to provide services, as well as intermediaries such as architects and general contractors who subcontract MEP services to us as part of a larger project. Excluding maintenance contracts which can span multiple years, we typically complete most of our jobs within six months. Approximately  % of our 2024 revenue was from contracts that had values of less than $     million.

We are headquartered in San Jose, California and, as of December 31, 2024, we had approximately 5,700 full-time employees across 70 offices in 20 U.S. states. For the year ended December 31, 2024, we generated $     million in revenue, $     million in net loss and $     million in Adjusted EBITDA representing an Adjusted EBITDA Margin of  %. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures, for a reconciliation to the nearest GAAP financial measure, please see “Prospectus Summary—Non-GAAP Financial Measures.”

Our Market Opportunity

Demand for our services is driven primarily by investment in new and existing industrial, commercial and public sector buildings in the United States. According to 2024 RSMeans Data, MEP engineering and installation costs represent approximately 26% of the overall construction budget for buildings and average 35% for laboratory buildings and 39% for hospitals. Investments in nonresidential buildings in the United States grew from $279 billion in 2021 to $435 billion in 2024, representing a compound annual growth rate of 16%, according to Dodge Construction Network. Investments in buildings in the market segments where we focus—data centers, technology, semiconductors, life sciences, healthcare and education—grew at a 23% compound annual growth rate over the same period, according to Dodge Construction Network, more than 40% faster than overall investments in nonresidential buildings in the United States. We believe key drivers supporting continued growth in demand for our services include:

•

Increasing investment in data centers to support more cloud-based applications and AI. Rapidly growing demand for cloud services, as well as the computational resources required to train and run artificial intelligence models, is driving increasing investment in data centers. Over the past three years, investment in new data centers nearly quadrupled from $7 billion in 2021 to $27 billion in 2024 and is

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

forecast to continue to grow at an accelerated rate, according to Dodge Construction Network. Approximately  % of our backlog and awarded contracts for projects in new buildings were data centers as of December 31, 2024.

•

Continued “reshoring” of U.S. manufacturing. A combination of increasing tariffs, growing intellectual property and geopolitical risks, attractive federal incentives for “domestic content” and the narrowing wage gap between U.S. and international workers is prompting many companies to move their offshore manufacturing operations back to the United States. According to a survey conducted by Rabin Roberts Research on behalf of BDO in October 2023, 89% of manufacturers surveyed are either moving production back to the United States or expanding their existing U.S. facilities which is resulting in increased spending on manufacturing facilities. According to Dodge Construction Network, investment in manufacturing facilities in the United States grew at a compound annual growth rate of 50% from 2021 to 2024 and is forecast to remain at more than twice 2019 levels through 2029.

•

Growing demand for solutions that can address rising electricity prices and declining power availability. The average price of electricity in the U.S. increased 23% from 2020 to 2024, which compares to an increase of only 8% in the prior ten-year period from 2010 to 2020 according to the U.S. Energy Information Administration. We believe that rising power prices have prompted businesses and institutions to seek ways to make their buildings more energy efficient to mitigate the impact of rising energy costs on their operations. According to a survey of 1,282 companies conducted by the Energy Efficiency Movement, 93% of businesses are planning to implement energy efficiency upgrades in the next three years and 64% of those are focused on improving their cooling system specifically. According to the World Economic Forum, businesses can reduce their energy usage by as much as 49% and generate an average return on investment of 24% by making energy efficiency upgrades, according to a working paper by the Real Estate Research Institute in conjunction with Lawrence-Berkeley National Laboratory. At the same time as they are confronting higher power prices, we believe that many companies’ growth plans are being constrained by utility delays in connecting their new facilities to the grid as load growth outstrips available transmission capacity. Accelerating load growth has prompted regulators, utilities and businesses to implement energy efficiency programs as a lower cost and faster alternative to address load growth as compared to new generation and transmission and distribution infrastructure.

•

Growing need for outside expertise to help meet expanding corporate sustainability goals. According to the Honeywell Environmental Sustainability Index, while more than 80% of companies have established sustainability targets or goals for 2030, fewer than half of all organizations were extremely optimistic about achieving them. We believe that businesses and institutions will increasingly seek outside expertise to ensure they are able to deliver on the sustainability commitments they have made to shareholders, customers and the communities where they operate. According to IDC, spending on Sustainability Services is expected to grow from $23 billion in 2024 to $35 billion in 2028 in the Americas, representing an 11% compound annual growth rate.

Our Strengths

We believe the following strengths of our business position us to capitalize on continued growth in demand for engineering, consulting, installation and maintenance services; reinforce our leadership position in the markets we focus on; and distinguish us from our competitors:

•

Direct beneficiary of megatrends. We believe our focus on data centers, manufacturing facilities and energy efficiency upgrades positions us to benefit from increasing investment in data centers, the reshoring of manufacturing, rising power prices and accelerating load growth. In 2024, over  % of our revenues from new building projects were in the data centers & technology end client market, including manufacturing facilities, and the majority of our revenues from existing building projects were for energy efficiency upgrades, sustainability consulting and MEP refurbishments.

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•

Deep technical expertise in mission-critical systems. We have over 100 years of experience working in technically demanding buildings, and we specialize in designing and installing mission-critical systems, including HVAC systems for data centers and life sciences facilities, and process piping for semiconductor and life sciences manufacturing. We believe there are a limited number of companies with our capabilities and expertise which positions us to win market share in these fast-growing sectors.

•

National footprint with an established presence in major data center, technology and manufacturing hubs. We serve clients nationwide, hold engineering or contracting licenses in all 50 U.S. states and maintain offices in 20 U.S. states. We believe our national footprint allows us to serve growing clients wherever they are located. We have a longstanding presence in Northern California, Northern Virginia and Phoenix which account for approximately 45% of the capacity from planned and under construction data centers across the United States, according to JLL. We believe our established presence in these key regions positions us to work with rapidly growing firms that are likely to invest in new and existing buildings.

•

In-house engineering and consulting capabilities. We offer engineering, consulting and installation as an integrated service to our clients. In-house engineering and consulting allows us to: engage with prospective clients earlier than our competitors who provide only installation services; more accurately estimate job costs, which allows us to price more competitively; minimize change orders, which we believe strengthens our relationships with our clients; shorten the amount of time it takes to conceive and complete projects; deliver higher performing systems; capture incremental margin; and play an integral role in shaping and implementing our clients’ sustainability programs.

•

In-house fabrication and modular construction capabilities. We have six facilities strategically located across the United States, including an ISO Class 7 cleanroom, where we fabricate and construct modular components, including plenums, ducts, piping, electrical and other components for the systems that we install. Prefabricating components and modular construction at these locations allows us to deliver higher quality at a lower cost and in less time than our competitors who fabricate components in the field. Our fabrication and modular construction capabilities also allow us to compete for jobs located in regions where we do not yet have an installation workforce.

•

Significant client diversity and small job sizes that mitigate client and project risk. We completed approximately     jobs for more than     clients in 2024. Approximately  % of our 2024 revenue was generated from jobs we completed that had contract values of less than $     million. We believe the large number of clients that we serve, combined with our small average job size, reduces our dependence on any single client, as well as the impact that any individual project has on our profitability. Historically, our smaller jobs have earned higher margins than our larger jobs.

•

Longstanding relationships with “blue chip,” repeat clients. We strive to build long-term relationships with large clients that make significant investments in new or existing buildings every year. We generated approximately  % of our 2024 revenues from jobs for clients that were also clients during the past three years, and the average length of our relationship with our top 10 clients is    years. Additionally, we have dedicated teams of technicians that are co-located at many of our clients’ facilities to assist with the ongoing renovation, operation and maintenance of their building systems.

•

Strong management team and a collaborative, client-centric culture. Our management team has an average of more than 25 years of experience growing high performing service businesses. They are experts at managing large and diverse workforces to deliver projects on-time and on-budget while operating safely. We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive operational excellence. We believe that operating with purpose, passion and creativity benefits our clients, stakeholders and employees as well as the communities where we operate.

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•

Demonstrated ability to attract, cultivate and retain high quality employees. We are a people business that depends on attracting and retaining high quality employees to continue our growth. To ensure we can attract and develop the best employees, we have partnered with trade unions to develop apprenticeship programs for craftsmen and technicians and with universities to create internship and co-op opportunities for engineering students. In 2024, approximately 1,000 apprentices and 185 engineering students gained on-the-job training experience and exposure to our company through our apprenticeship and internship programs. These programs allow us to identify future talent early, as well as expose prospective employees to our company and culture in a more comprehensive manner than is possible through a traditional recruiting process. We also seek to build leadership skills in our existing employees through our Leadership Development Program, which includes leadership summits and training sessions to enhance skills and foster discussions of best practices across the organization.

•

Proven acquiror with a track record of successfully integrating acquired companies. We have a successful history of acquiring and integrating businesses to expand our service offerings and geographic footprint. We have a dedicated team of corporate development professionals who focus on identifying privately owned businesses that are undergoing generational transitions or seeking additional opportunities and resources. Our experience is that these companies are often interested in partnering with us because of our collaborative culture, history of innovative projects and reputation with key clients. We have completed approximately 20 acquisitions since December 2020, the majority of which we acquired in a negotiated process rather than through a competitive auction. We appoint a dedicated integration project manager and follow an integration “playbook” for every acquisition we make that includes predefined integration tasks and timelines for those activities. We believe by applying a consistent playbook to integration, we minimize disruption to our operations and maximize revenue synergies.

Our Growth Strategy

We grew our revenues approximately   % from 2021 to 2024, after giving pro forma effect to acquisitions we made over that period. We intend to continue to grow our revenues by:

•

Focusing on high-growth end markets and services, including data centers, life sciences, advanced manufacturing, healthcare and energy efficiency upgrades. Our strategy is to grow our revenues faster than the market by focusing on the sectors that we believe are growing their investment in buildings the fastest. We believe that investment in data centers, life sciences and manufacturing facilities will grow faster than investment in other types of buildings and that energy efficiency upgrades will be a major area for investment in all types of buildings. We are building new client relationships in these industries by hiring additional sales resources with experience and relationships in the sectors we are targeting. We are also elevating the profile of our company and brands through partnerships with key industry associations that we believe are viewed as thought leaders in building technology and sustainability, including the ASHRAE, the GBI Data Center Program and the USGBC. Since 2021, we have added approximately     new clients.

•

Growing wallet share with existing, high-value clients. Our strategy is to identify existing high-value clients who we can provide additional services to with the goal of increasing our revenues and deepening our relationships. We are continuously enhancing our processes to ensure that our relationship managers inform our clients about the range of services we offer. We are also intensifying our marketing initiatives to increase awareness of our comprehensive range of services by targeting key decisionmakers and influencers. In particular, we are highlighting our extensive experience in mission-critical building systems and our work in high-growth industries such as data centers and life sciences.

•

Increasing recurring revenues by growing our maintenance business. We generated approximately   % of our 2024 revenues from maintenance services, after giving pro forma effect to acquisitions we made in 2024. Our Maintenance & Service revenue grew at a compound annual growth rate of   % from 2021 to 2024, after giving pro forma effect to acquisitions we made over that period.

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Maintenance services are attractive to us because they generate higher margins than our other installation services, do not rely on continued investment in facilities to grow and are typically recurring in nature. Our strategy is to increase revenue from maintenance services by hiring additional sales staff and technicians that focus on securing new maintenance contracts. Additionally, we have designed our account management strategies to highlight our maintenance capabilities with the goal of growing our maintenance service work with existing clients.

•

Making acquisitions that expand our geographic footprint and increase density in demand-rich markets. We believe that acquisitions can accelerate our growth by creating access to new clients, expanding our footprint to new regions and adding capabilities in new areas. We are continuously evaluating potential acquisitions of engineering, consulting, installation and maintenance service providers in the United States. Our strategy is to acquire best-in-class engineering and consulting firms focused on energy efficiency, as well as leading installation and maintenance service providers. We seek to acquire companies that have a track record of strong financial performance and safe operations and are in regions that are experiencing significant growth. In addition, we will consider acquisitions of companies with complementary services to our own and companies that operate in attractive international markets.

Segments & Services Lines

We operate through two segments: Engineering & Consulting and Installation & Maintenance.

Engineering & Consulting

Our Engineering & Consulting segment designs HVAC and other MEP systems for buildings, develops strategies to help reduce energy usage and make buildings more sustainable and provides program and project management services for customers’ installation and retrofit projects. Our Engineering & Consulting segment has two principal service offerings:

•

Engineering & Design. We provide planning, design and engineering services for HVAC, process piping and other MEP systems in both new and existing buildings. We also develop strategies for building owners and operators to help reduce their utility consumption and make their operations more sustainable and resilient. Engineering & Design jobs are typically less than $     million and we generated approximately   % of our 2024 revenues from selling Engineering & Design services.

•

Program & Project Management. We provide comprehensive program and project management services, including facility condition and operational assessments, space utilization and capacity analyses, funding source identification and construction management. For certain clients, we provide design-build services through ESPCs for building retrofits. Under these contracts, financing sources typically provide the funds required to pay for the upgrades and receive a portion of the savings to recoup their investment and generate a return and we provide ongoing measurement and verification and energy management services. Program & Project Management jobs are typically less than $     million, and we generated approximately   % of our 2024 revenues from selling Program & Project Management services.

Installation & Maintenance

Our Installation & Maintenance segment fabricates and installs HVAC systems, process piping and other MEP systems in new and existing industrial, commercial and institutional buildings and provides ongoing preventative and corrective maintenance services for those systems. Our Installation & Maintenance segment has two primary service offerings:

•	Installation & Fabrication. We provide HVAC, electrical, plumbing, process and control system installations, refurbishments and renovations in technically demanding new and existing buildings. We

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perform both “design-build” and “plan and specification” (“P&S”) projects. Under design-build projects, we provide the design for the project and install it. Under P&S projects, our client is responsible for designing the project and we install it to their specifications. For certain jobs, we also fabricate customized components that are not readily available for purchase from other third-party vendors or provide modular construction services based on a client’s specifications. Installation & Fabrication jobs are typically less than $     million, and we generated approximately   % of our 2024 revenues from Installation & Fabrication services.

•

Maintenance & Service. We provide preventative maintenance, emergency repair and break-fix services over the life of a building’s mechanical systems. Our services include regular inspections and maintenance to prevent downtime; responding to calls and sending technicians onsite to repair a system failure or malfunction; and other complementary services such as facility energy analysis, automation and optimization, system certification and testing. We typically provide preventative maintenance services under annual or longer-term agreements that range from one to five years. Maintenance & Service jobs are typically less than $      million, and we generated approximately   % of our 2024 revenues from Maintenance & Service work.

Sales & Marketing

We go to market as “Legence” or one of our other registered or unregistered brands as “a Legence Company” depending on the scope of services and the strength of the particular brand in the market. Our principal Engineering & Consulting brands include CMTA, P2S, Shadpour Consulting Engineers, RE Tech Advisors and Black Bear Energy. Our principal Installation & Maintenance brands include Therma, A.O. Reed, Bel-Aire Mechanical, VarcoMac, Gilbert Mechanical Contractors and Yearout.

We utilize a “seller-doer” approach to client sales and project origination. Under this model, all client-facing employees have the ability and are encouraged to originate new sales opportunities. Our engineers, consultants, project managers and technicians take the lead in identifying and securing new business and are supported by a team of dedicated sales professionals. We believe our approach maximizes interaction with key decisionmakers at prospective and existing clients, increases the credibility of our offering because the same individuals provide the service that make the sale and enables us to sell a large number of jobs with minimal sales and marketing expense.

We seek to increase awareness of our company and capabilities through participation in key industry organizations, conferences and events including ASHRAE, Greenbuild, Data Center Dynamics, the American Society for Healthcare Engineering and the International Facility Management Association, among others. We also use digital marketing, including search engine optimization, social media and content marketing, combined with targeted public relations efforts, such as securing industry media coverage, to drive lead generation.

Clients

We generally refer to the owner or operator of the building we work in as our “client.” Our contractual customer may or may not be the client as we often are contracted through intermediaries such as architects and general contractors who subcontract MEP services to us as part of a larger project, as is customary in our industry. We have provided services to over      clients over the past      years who operate in diverse end client markets including data centers, life sciences, healthcare, semiconductors, manufacturing and education. We typically have long-term relationships with our clients, and, as of December 31, 2024, the average

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length of our relationship with our top 10 clients was      years. The following chart sets forth our 2024 revenues by client industry.

Note: For the fiscal year ended December 31, 2024.

In 2024, no customer represented more than   % of our revenues.

Human Capital

Employees. As of December 31, 2024, we had approximately 5,700 full-time employees. We have 37 active collective bargaining agreements covering approximately 3,300 employees which are typically renewed every three years. We have not experienced any significant grievances, strikes or work stoppages over the past decade. We believe our relations with employees covered by collective bargaining agreements are good.

Recruiting and Training. Our continued success depends, in part, on our ability to attract, retain and motivate qualified engineers, consultants, project managers, craftworkers and service technicians. We believe our success in retaining qualified employees will be based on the quality of our recruiting, talent development, project experience and opportunities for advancement. We provide numerous training programs for our employees on topics including safety, engineering and technical training, anti-harassment, anti-discrimination and inclusion, as well as digital learning opportunities and on-the-job training including apprenticeship and leadership programs. We also provide co-op programs which serve as experiential learning opportunities and a recruitment channel for college students looking for careers in engineering, consulting and construction.

Safety. We have established comprehensive safety programs throughout our operations designed to comply with our internal safety standards as well as applicable federal, state and local laws and regulations. We have a dedicated safety task force that is responsible for planning and implementing safety initiatives and programs across our company. Our total recordable incident rate per one hundred employees per year was      during 2024. Our lost-time incident rate per one hundred employees per year was      during 2024. These rates were   % and more than   % lower than the most recently published U.S. Bureau of Labor Statistics’ overall rates for our industry, respectively.

Competition

We compete with national, regional, and local companies, including many small, owner-operated entities that operate their businesses in a limited geographic area. National competitors of our Engineering & Consulting segment include Affiliated Engineers Inc., Stantec Inc. and WSP Global, Inc. National competitors of our Installation & Maintenance segment include Comfort Systems USA, Inc., EMCOR Group, Inc. and Southland Industries, Inc.

We believe our strategy of providing a comprehensive suite of engineering, consulting, installation and maintenance services gives us a competitive advantage over smaller competitors and competitors with more limited capabilities.

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Customer Contracts

Historically, the vast majority of our revenues have been generated by customer contracts that are fixed-price. Under our fixed-price contracts, we are obligated to deliver a specific scope of services for a fixed-price. When a project requires changes to the scope of services in a fixed-price contract, we charge amounts over and above the fixed-price to compensate us for the changes. Approximately      of our 2024 revenue was from contracts that had values of less than $     million.

The materials and components we use in our projects include ductwork, pipe, valves, fittings, electrical wire, conduit and fixtures, fabricated steel and sheet metal and are generally available from a large number of domestic or foreign suppliers at competitive prices. Import tariffs on any materials and components we procure internationally are passed through to our clients. We are not overly dependent on any vendor or supplier of technologies or products.

Certain contracts require us to purchase equipment for projects. When equipment purchase is part of a contract, we typically do not take exposure to increases in the price of equipment. We are equipment vendor agnostic and do not have exclusive relationships with any vendor or supplier of equipment used in our clients’ buildings. We seek to identify the highest performing equipment for our clients’ requirements.

Some of our contracts require bonding and contain liquidated damages provisions tied to a timeline for completion of the project. We maintain relationships with multiple surety bonding providers and have not historically had any difficulties obtaining bonding for our projects. In the ten years prior to December 31, 2024, we did not receive a claim for liquidated damages in excess of $100,000.

Seasonality

The mechanical and electrical contracting industries are subject to seasonal variations. Demand for new installation and replacement is generally lower during the winter months due to reduced construction activity during inclement weather and less use of air conditioning during colder months. Demand for our services is generally higher in the second and third calendar quarters due to increased services activity and increased use of air conditioning during the warmer months. Additionally, activity levels in our business can be impacted by government fiscal spending cycles, which can be impacted by a wide variety of factors.

Facilities

Our corporate headquarters are located in San Jose, California. As of December 31, 2024, we operated out of more than 70 locations across 20 U.S. states, all of which were leased locations. Our lease terms vary from month-to-month to multi-year commitments of up to 31 years, while our average commitment is approximately seven years. Our facilities include six fabrication facilities totaling more than 450,000 square feet, including an ISO Class 7 cleanroom. We believe that our existing facilities are adequate for our current requirements and comparable or alternative space is readily available to accommodate our operations.

Insurance and Risk Management

We maintain a comprehensive general liability insurance policy with an umbrella policy and multiple excess policies that cover losses beyond the general liability limits. Our umbrella and excess policies are attached to our general liability, workers compensation and automobile liability policies. We also maintain workers’ compensation, automobile and other insurance policies that are required in our industry. When we perform higher-risk work, we obtain, if available, the necessary types of insurance coverage for such activities, as is typically required by our clients. We obtain insurance coverage through a broker that is experienced in our industry. The broker and our risk manager regularly review the adequacy of our insurance coverage and overall program as well as our contracts to ensure compliance with our insurance requirements. Because there are various exclusions and retentions under our policies, or an insurance carrier may become insolvent, there can be

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no assurance that all potential liabilities will be covered by our insurance policies or paid by our carrier. We evaluate the risk associated with insurance claims. If we determine that a loss is probable and reasonably estimable, we establish an appropriate reserve in consultation with our assigned insurance adjustor. A reserve is not established if we determine that a claim has no merit or is not probable or reasonably estimable. We conduct quarterly claim reviews to address our insurance exposure and current reserves. We believe our historic levels of insurance coverage and reserves have been adequate.

Recent Acquisitions

We have made approximately 20 acquisitions since December 2020. The following are the acquisitions we made in 2023 and 2024 whose trailing 12 months revenue exceeded $50 million, which are insignificant for financial reporting purposes:

•

In July 2024, Legence acquired AMA Consulting Engineers Holdings LLC, a provider of engineering services focused primarily on technology, media and broadcasting markets in New York, New Jersey, California and Florida.

•

In March 2024, Legence acquired P2S, LP, a provider of engineering services primarily to the healthcare and education markets, with a significant presence in Los Angeles, California and Seattle, Washington.

•

In September 2023, Legence acquired A.O. Reed & Co., LLC, a provider of mechanical contracting services, including design, installation and maintenance primarily for the life sciences and healthcare markets throughout Southern California.

Corporate Sustainability

We have set clear commitments to develop and implement sustainability initiatives across our organization. Our business is not only committed to creating energy efficient, healthy and resilient buildings for our clients, but also committed to reducing our own carbon footprint.

Our business is defined by our people, and we will continue to prioritize our employees by offering comprehensive training programs, opportunities to connect with local communities and employee benefits that create a better working environment. We are committed to: (i) empowering meaningful and purposeful career pathways to support the development of a resilient workforce; (ii) tracking, maintaining and reporting on diversity data; (iii) increasing veteran and under-represented hiring; and (iv) fostering charitable giving and sustainable community development.

Legence’s leadership and executive teams hold our entire organization accountable for demonstrable industry leadership and compliance. We seek to: (i) maintain a board of directors that reflects a diverse range of experiences and expertise; and (ii) create an executive leadership team, formal committees and councils to drive strategic initiatives and guide the success of our services lines. We have published a number of policies, including Anti-Corruption, Code of Business Conduct and Ethics, Crisis Communication, Delegation of Authority, Information Management and Whistleblower Mechanisms. We are committed to regularly reporting on our sustainability initiatives to stakeholders through our annual corporate sustainability report.

Regulation

Our business and operations are subject to various federal, state and local laws and regulations, including requirements related to: (i) licensing requirements applicable to engineering, construction and service technicians; (ii) wage, hour and other employment regulations; (iii) regulations relating to worker safety and protection of the environment; (iv) building and MEP codes and zoning ordinances; (v) special bidding and procurement requirements on public sector projects; and (vi) other regulations applicable to our project sites from time to time.

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Licensing Requirements. Many state and local regulations governing the MEP and HVAC trades require individuals to hold permits or licenses. In some cases, a required permit or license held by a single individual may be sufficient to authorize specified activities for all of our service technicians who work in the state or county that issued the permit or license. Our engineer employees are also subject to various state and local professional licensing requirements. Failure to obtain or comply with, or the loss or modification of, the conditions of such licenses may subject us to the risk of penalties or other liabilities or prevent us from bidding on or completing projects for our customers.

Employment Regulations. Our operations are subject to a variety of federal, state, local and international laws and regulations. These include regulations relating to worker safety, such as those enforced by OSHA; wage and hour laws, including the Fair Labor Standards Act, as well as those associated with collective bargaining agreements and our unionized workforce under the National Labor Relations Act and immigration regulations applicable to U.S. and cross-border employment. Failure to comply with applicable regulations could result in lawsuits, penalties or fines.

Climate Change and Sustainability Regulations. Federal, state or local governmental authorities in the United States have adopted or proposed, and may continue to propose, legislative and regulatory initiatives regarding the management of sustainability-related topics, including climate change, and disclosures on such matters. For example, in October 2023, California enacted various pieces of legislation that will require (i) companies that do business in California and meet certain annual financial thresholds to publicly disclose their Scopes 1, 2 and 3 GHG emissions, with third party assurance of such data, and issue public reports on their climate-related financial risk and related mitigation measures and (ii) companies that operate in California and make certain climate-related claims, including those regarding net zero, carbon neutrality and emissions reductions to provide substantiation for such claims, including information on the use of voluntary carbon credits, where applicable (collectively, the “California Climate Laws”). Certain of the California Climate Laws have already been subject to legal challenge, and it is widely expected that they will face additional legal challenges going forward. For these reasons, we cannot currently predict with certainty the timing and costs of implementation or any potential adverse impacts resulting therefrom. Separately, various regulators have adopted, or are considering adopting, regulations on environmental and sustainability marketing claims or the prevention of greenwashing more generally, including, but not limited to the use of “sustainable,” “eco-friendly,” “green” or similar language in the marketing of products and services or the prevention of greenwashing more generally. Failure to comply with these greenwashing laws and other applicable climate change and sustainability regulations could result in, among other things, lawsuits, penalties or fines, and could also cause reputation harm to our business.

Environmental, Health and Safety Regulations. Our business involves the planning, design, project management, installation, maintenance and service at various project sites. We also perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands. We and our operations are subject to various federal, state and local environmental laws and regulations that govern, among other things, discharges to air and water; the handling, storage and disposal of hazardous substances or waste materials; the remediation of contamination associated with the releases of hazardous substances; and human health and safety, including, as amended, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the National Environmental Policy Act, the Occupational Safety and Health Act, the Comprehensive Environmental Response, the Compensation and Liability Act and the Toxic Substances Control Act. For example, we are required to comply with specific requirements imposed by the federal Clean Air Act on the use and handling of ozone-depleting refrigerants such as chlorofluorocarbons or hydrochlorofluorocarbons and the management of, and certification of our service technicians involved in, the service or repair of equipment containing these refrigerants. Failure to comply with any environmental, health or safety laws or regulations, whether actual or alleged, exposes us to, among other things, fines, penalties or potential litigation liabilities, including costs, settlements and judgments.

Industry-Specific Regulations. As a provider of engineering, consulting, installation and maintenance services for MEP and HVAC systems in buildings, our projects and recommendations must conform to all

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applicable electric reliability, building and safety, zoning and other applicable laws, codes and ordinances. Further, various federal, state, provincial and local permits may be required to complete a particular project. These process for obtaining such permits may be complex and negatively impacted by regulatory and permitting delays, as well as private legal challenges related to regulatory requirements.

Government Contracting Regulations. A portion of the Company’s sales results from contracts with governmental customers within the United States. The Company remains subject to a number of risks associated with government contracting including changes in the government’s spending priorities, the availability of appropriated funds, changes in policies and laws pertaining to government contractors. The Company’s government contracts include terms and conditions otherwise not applicable to commercial arrangements including the government’s ability to terminate these contracts for convenience, either in whole or in part. In the event of such a termination, the Company generally would be entitled to allowable costs incurred in performance plus reasonable profit realized for the work performed up to the date of termination. Government customers may also terminate a contract for default in the event of the contractor’s uncured breach in which case the contractor will generally be entitled to payment for the portion of the work accepted by the government customer, but the Company may be exposed to loss for the proportion of work yet to be accepted by the government. In addition, reputational harm may result from the termination of a contract for default that could impact a contractor’s ability to obtain new government contract awards. Violations of specific laws or regulations including ethical requirements could lead to fines, contract termination and the possibility of being suspended or debarred for purposes of receiving future government contract awards. A small portion of the Company’s work requires one of the Company’s brands to maintain security clearances, both for itself and for certain employees, which the government has substantial discretion in maintaining in the future.

Anti-Corruption and Trade Regulations. Some of the components and materials used in our business are purchased from foreign parties, such as steel and aluminum. In connection with such purchases, we may be subject to anti-corruption laws prohibiting bribery of both domestic and foreign government officials, including the U.S. FCPA, as well to the restrictions imposed by economic sanctions regulations or sourcing and transportation requirements.

Project-Specific Regulations. From time to time, we may take on projects that require us to comply with project-specific rules or requirements, including regulations relating to the handling, treatment, storage and disposal of hazardous materials, regulations relating to aviation activities, limitations on the availability or sourcing of materials or components for our clients’ projects, public health regulations, or regulations regarding the engagement of suppliers and subcontractors that meet diverse-ownership or disadvantaged-business requirements. For example, our projects involving healthcare facilities have in the past required any personnel assigned to those projects to receive certain vaccines. Project-specific requirements may cause delays in initiating or completing such projects as we seek to hire qualified personnel or acquire appropriate materials. Further, our relative unfamiliarity with certain regimes may increase our risk of noncompliance.

Failure to comply with applicable regulations, however, could cause delays, subject us to lawsuits, substantial fines, revocation of our operating licenses, and/or give rise to termination or cancellation rights under our contracts or disqualify us from future bidding opportunities, among other things. Further, we incur substantial costs in complying with, and monitoring our compliance with applicable rules and regulations. See the sections titled “Risk Factors—Risks Related to Regulations” and “Risk Factors—Risks Related to the Environment, Health and Safety” for additional information.

Legal Proceedings

We are party to various legal proceedings and claims in the ordinary course of our business. We believe these matters will not have a material adverse effect on our business, financial condition or results of operations. See Note 17 of our Consolidated Financial Statements for additional information about these legal proceedings.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and titles of our directors, director nominee and executive officers:

Name	Age	Title
Jeffrey Sprau	60	Chief Executive Officer and Director
Stephen Butz	53	Chief Financial Officer
Gregory Barnes	45	Chief Human Resources Officer
Bryce Seki	48	General Counsel
Bilal Khan	44	Director
Robert Mitchell Nimocks	35	Director
Terrence Keenen	64	Director Nominee

Jeffrey Sprau is our Chief Executive Officer and a director. Mr. Sprau has served as the Chief Executive Officer of Legence Parent since April 2019, when he was also appointed to Legence Parent’s Board of Managers. Prior to joining Legence Parent, Mr. Sprau served as the President of BrandSafway from July 2017 to October 2018, in various roles at Safway Group, including as President of the U.S. Division and President of the East Division, from January 2012 to June 2017 and in various roles at Johnson Controls (NYSE: JCI), including General Manager of the company’s Wisconsin operations. Mr. Sprau began his career as a marketing engineer with Trane Technologies plc (NYSE: TT). Mr. Sprau has a Bachelor of Science in Industrial Engineering from Iowa State University and a Master of Business Administration from Mercer University.

Stephen Butz is our Chief Financial Officer. Mr. Butz has served as the Chief Financial Officer of Legence Parent since November 2021. Prior to joining Legence Parent, Mr. Butz served as the Executive Vice President and Chief Financial Officer of Noble Corp. (NYSE: NE) from December 2019 to March 2020. Prior to joining Noble Corp., Mr. Butz held roles across the offshore drilling industry, including as the Executive Vice President and Chief Financial Officer of Rowan Companies plc and Hercules Offshore, Inc. Mr. Butz began his career as a banking officer at First Interstate Bank in Houston, Texas. Mr. Butz has a Bachelor of Business Administration in Finance from the McCombs School of Business at the University of Texas at Austin.

Gregory Barnes is our Chief Human Resources Officer. Mr. Barnes has served as the Chief Human Resources Officer of Legence Parent since July 2021. Prior to joining Legence Parent, Mr. Barnes served as Chief Human Resources Officer of Apache Industrial Services from January 2019 to July 2021, in various roles at BlueLine Rental, including Vice President of Human Resources, from June 2015 to December 2018 and in various roles at General Electric Co. (NYSE: GE) from May 2009 to May 2015. Mr. Barnes has a Bachelor of Science in Chemical Engineering from the University of Houston and a Master of Business Administration from the Goizueta Business School at Emory University.

Bryce Seki is our General Counsel. Mr. Seki has served as the General Counsel of Legence Parent since October 2021. Prior to joining Legence Parent, Mr. Seki served in various roles at Pioneer Energy Services, including General Counsel and Vice President—Associate General Counsel, from May 2011 to October 2021. Prior to these roles, Mr. Seki was an attorney at Fulbright & Jaworski L.L.P. (now Norton Rose Fulbright US LLP) in San Antonio, Texas. Mr. Seki has a Bachelor of Arts from the University of Notre Dame and a Doctor of Jurisprudence from Notre Dame Law School.

Bilal Khan serves as a director of Legence and is a Senior Managing Director in the Private Equity Group at Blackstone (NYSE: BX). Since joining Blackstone in November 2009, Mr. Khan has been involved in the execution of several Blackstone energy transition investments. Before joining Blackstone, Mr. Khan was an Associate at GTCR Golder Rauner from July 2005 to June 2007, where he was involved with the analysis and

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execution of private equity investments in a wide range of industries. Prior to that, Mr. Khan worked in the Mergers and Acquisitions department at Lazard Frères (NYSE: LAZ) focused on Power & Utilities clients from June 2003 to May 2005. Mr. Khan serves as a Director of Array Technologies (Nasdaq: ARRY), Fisterra Energy, Transmission Developers, Aypa Power, Xpansiv, Irth Solutions, Energy Exemplar, Trystar, Lancium and Potomac Energy. Mr. Khan has a Bachelor of Science in Applied Economics from Cornell University, where he graduated magna cum laude. He also received a Master of Business Administration from the Wharton School of the University of Pennsylvania and a Master of Arts in International Studies from the University of Pennsylvania. Because of Mr. Khan’s broad knowledge of the infrastructure and energy industries and many years of experience investing in this sector, we believe Mr. Khan is well qualified to serve on our board of directors.

Robert Mitchell Nimocks serves as a director of Legence and is a Managing Director in the Private Equity Group at Blackstone (NYSE: BX), where he focuses on investments in the energy and energy transition sectors. Since joining Blackstone in June 2019, Mr. Nimocks has been involved with the firm’s investments in Blue Sky Infrastructure, Cliff Swallow, Geosyntec, Legence, Olympus and Westwood. Prior to joining Blackstone, Mr. Nimocks was a Vice President at Riverstone, an energy-focused private equity firm, from June 2017 to April 2019 and an Associate from July 2013 to July 2015. Prior to Riverstone, he was an analyst at Credit Suisse in the Global Energy Group from July 2011 to June 2013. Mr. Nimocks has a Bachelor of Science in Computer Engineering, cum laude, from Tufts University and a Master of Business Administration from Harvard Business School. Because of his experience in the infrastructure and energy industries, we believe Mr. Nimocks is well qualified to serve on our board of directors.

Terrence Keenen is the Chief Executive Officer at Titan Partners. Prior to joining Titan Partners in December 2017, Mr. Keenen served in various roles at Climatec, Honeywell (Nasdaq: HON) and Procter & Gamble (NYSE: PG). Mr. Keenen serves as the board chair of Trystar and previously served as a board member of Fidelity Building Services Group. Mr. Keenan has a Bachelor of Arts in Finance from the California State University, Fullerton. Because of his expertise in the infrastructure and construction industries, we believe Mr. Keenen is well qualified to serve on our board of directors.

Board of Directors

Upon the closing of this offering, it is anticipated that we will have      directors. We currently have     directors, and we plan to add      additional independent directors prior to or upon the closing of this offering.

Our board of directors has determined that     and     are independent under the     listing standards.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the directors serving three-year terms. See the section entitled “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law” for additional information. Our board of directors will be divided among the three classes as follows:

•	Our class I directors will be , and , and their term will expire at the first annual meeting of stockholders following this offering;

•	Our class II directors will be , and , and their term will expire at the second annual meeting of stockholders following this offering; and

•	Our class III directors will be , and , and their term will expire at the third annual meeting of stockholders following this offering.

In addition, our amended and restated certificate of incorporation will provide Blackstone with the right to designate or nominate a majority of the members of our board of directors so long as it and its affiliates

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collectively beneficially own more than   % of the outstanding shares of our Common Stock. When Blackstone and its affiliates collectively beneficially own less than   % of the outstanding shares of our Common Stock, they will have the right to generally designate or nominate a proportional number of directors to our board of directors until it and its affiliates collectively beneficially own less than   % of the outstanding shares of our Common Stock.

In evaluating director candidate’s qualifications, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance our ability to manage and direct our affairs and business, including the ability of our board of directors’ committees. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Status as a Controlled Company

Because Blackstone will own over a majority of our outstanding Common Stock following the completion of this offering, we expect to be a controlled company under the      corporate governance standards. A controlled company need not comply with the applicable corporate governance rules that its board of directors have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we will remain subject to the applicable corporate governance standard that requires us to have an audit committee composed entirely of independent directors. As a result, our audit committee must have at least one independent director by the date our Class A Common Stock is listed on the     , as applicable, at least two independent directors within 90 days of the listing date and at least three independent directors within one year of the listing date.

While these exemptions will apply to us as long as we remain a controlled company, we expect that our board of directors will nonetheless consist of a majority of independent directors within the meaning of the      listing standards currently in effect and that we will have independent compensation and nominating and governance committees.

Committees of the Board of Directors

Upon the conclusion of this offering, we intend to have an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors, and we may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

We will establish an audit committee prior to the completion of this offering. Following completion of this offering, our audit committee will consist of     ,      and     , and      will serve as the chairman. As required by the rules of the SEC and listing standards of the     , the audit committee will consist solely of independent directors, subject to the phase-in exceptions. Those rules permit us to have an audit committee that has one independent member at the date our Class A Common Stock is first listed on the     , a majority of independent members within 90 days thereafter and all independent members within one year thereafter. The SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert,” which is defined as a person whose experience yields the attributes outlined in such rules.      will satisfy this requirement.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to them, their performance and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards, including SOX.

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Compensation Committee

We will establish a compensation committee prior to the completion of this offering. Following completion of this offering, our compensation committee will consist of     ,      and     , and      will serve as the chairman. As required by the rules of the SEC and listing standards of the     , the compensation committee will consist solely of independent directors, subject to the phase-in exceptions. Those rules permit us to have a compensation committee that has one independent member at the date our Class A Common Stock is first listed on the     , a majority of independent members within 90 days thereafter and all independent members within one year thereafter.

This committee establishes salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee also administers our incentive compensation and benefit plans. See “Compensation Discussion and Analysis” for a brief description of how we intend to make grants following this offering. We have adopted a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the Public Company Accounting Oversight Board and applicable      standards.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance committee prior to the completion of this offering. Following the completion of this offering, our nominating and corporate governance committee will consist of     ,      and      , and       will serve as the chairman. As required by the rules of the SEC and listing standards of the     , the nominating and corporate governance committee will consist solely of independent directors, subject to the phase-in exceptions. Those rules permit us to have a nominating and corporate governance committee that has one independent member at the date our Class A Common Stock is first listed on the     , a majority of independent members within 90 days thereafter and all independent members within one year thereafter.

This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes and maintain a management succession plan. We have adopted a nominating and corporate governance committee charter to be effective upon the completion of this offering defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the      .

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of another public company that has an executive officer that serves on our board of directors or compensation committee. No member of our board of directors is an executive officer of another public company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers that will comply with applicable U.S. federal securities laws and the corporate governance rules of the     . Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the     .

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the     .

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COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our “named executive officers,” who consist of our executive officers, including our principal executive officer and principal financial officer. For fiscal year 2024, our named executive officers were:

•	Jeffrey Sprau, Chief Executive Officer and member of the Board of Managers of Legence Parent;

•	Stephen Butz, Chief Financial Officer;

•	Gregory Barnes, Chief Human Resources Officer; and

•	Bryce Seki, General Counsel.

Historical Compensation Decisions

Prior to this offering, we were a private company. As a result, the compensation awarded to, earned by, or paid to our directors and named executive officers for 2024 was provided by and determined in accordance with policies and practices developed by the Board of Managers of Legence Parent, in collaboration with the Chief Executive Officer. Such compensation was designed to attract and retain individuals qualified to manage and lead our Company and to also motivate them to contribute to the achievement of our financial goals and ultimately create and grow our equity value. In connection with this offering, our board of directors will establish a compensation committee that will assume responsibility for establishing, maintaining and administering our compensation and benefit policies, as further discussed below.

Compensation Philosophy and Objectives

Upon completion of this offering, our board and/or compensation committee, as applicable, will review and approve the compensation of our named executive officers and oversee and administer our executive compensation programs and initiatives. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers for fiscal year 2024 is not necessarily indicative of how we will compensate our named executive officers after this offering.

We have strived to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our named executive officers. Our executive compensation program is designed to:

•

attract, retain and motivate talented and experienced executives in our industry who are capable of advancing our mission and strategy and, ultimately, creating and maintaining our long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute our strategy in an industry characterized by competitiveness and a challenging business environment;

•	reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company; and

•	compensate our executives in a manner that incentivizes them to manage our business to meet our long-range objectives.

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To achieve these objectives, our compensation committee expects to implement new compensation plans and maintain certain of our current compensation plans in order to (i) tie a substantial portion of the executives’ overall compensation to the achievement of key strategic financial and operational goals, (ii) reward team accomplishments while promoting individual accountability that depend on Company results and individual accomplishments, and (iii) promote a long-term commitment to the Company by our executives, as we believe that there is great value to the Company in having a team of long-tenured, seasoned managers. A portion of total compensation will be placed at risk through annual performance bonuses and long-term incentives. The combination of incentives was designed to balance annual operating objectives and Company earnings performance with longer-term stockholder value creation. Our executive compensation program seeks to promote a long-term commitment to the Company by our executives.

Risk Assessment

The Company’s compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, as well as the multiyear vesting schedules for equity awards, encourages employees to maintain both a short and a long-term view with respect to Company performance.

Elements of Compensation

Our executive compensation program for fiscal year 2024, which was set by the Board of Managers of Legence Parent in collaboration with the Chief Executive Officer, consists of the following components:

•	base salary;

•	annual cash incentive awards linked to our overall performance;

•	long-term equity-based compensation;

•	broad-based employee benefits and perquisites; and

•	employment agreements, which contain termination benefits.

We combine these elements in order to formulate compensation packages that (i) provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our named executive officers and other senior personnel with those of our stockholders, and (ii) we believe provides a well-proportioned mix of secure compensation, retention value and at-risk compensation which produces short-term and long-term performance incentives and rewards. By following this approach, we provide the named executive officer a measure of security in the minimum expected level of compensation, while motivating the named executive officer to focus on business metrics that will produce a high level of short-term and long-term performance for the Company and long-term wealth creation for the executive, as well as reducing the risk of recruitment of top executive talent by competitors.

Base Salary

The base salary established for each of our named executive officers is intended to reflect each individual’s responsibilities, experience and prior performance and internal pay equity. Base salary is also designed to provide our named executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance. Our board of directors and/or Chief Executive Officer determine market level compensation for base salaries based on our named executive officers’ experience in the industry with reference to the base salaries of similarly situated executives in other companies of similar size and stage of development. This determination has historically been informal and based primarily on the general knowledge of our board of directors and/or Chief Executive Officer of the compensation practices within our industry; however, following completion of this offering, our compensation committee will take a more significant role in reviewing and determining the compensation for our named executive officers.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Below are the annual base salaries for our named executive officers as of December 31, 2024.

Name	FY 2024(1)
Jeffrey Sprau	$776,250
Stephen Butz	$510,048
Gregory Barnes	$411,930
Bryce Seki	$403,650

(1)

Mr. Sprau’s base salary was increased from $750,000 to $776,250, Mr. Butz’s base salary was increased from $492,800 to $510,048, Mr. Barnes’ base salary was increased from $398,000 to $411,930 and Mr. Seki’s base salary was increased from $390,000 to $403,650, in each case, effective July 1, 2024 to reflect the named executive officer’s value to the Company and encourage retention.

The base salaries actually paid to our named executive officers in fiscal year 2024 are set forth in the Summary Compensation Table below.

Bonus

2024 Annual Cash Incentive Compensation. Annual cash incentive awards are available to our named executive officers under our annual executive bonus plan in order to motivate our named executive officers to achieve short-term performance goals and tie a portion of their cash compensation to performance.

Executive Incentive Plan. Under our 2024 Executive Incentive Plan (the “2024 EIP”), each named executive officer was eligible to earn a cash incentive award based on achievement of performance targets for 2024. These performance targets were determined by the Board of Managers of Legence Parent early in the year, after taking into consideration the Chief Executive Officer’s recommendations, our financial results from the prior year, and our annual operating budget for the year. The target amount of each named executive officer’s annual bonus under the 2024 EIP was based on a percentage of the named executive officer’s base salary as of December 31, 2024, as shown below.

Calendar Year 2024 Target Annual Incentive Opportunities
Name	Target Award (% of Base Salary)	100% of Target Award
J. Sprau	75%	$582,188
S. Butz	60%	$306,029
G. Barnes	50%	$205,965
B. Seki	50%	$201,825

In 2024, the annual bonus opportunities under the 2024 EIP for each named executive officer were based on (a) a Company EBITDA target (to be calculated before the payment of any bonuses and/or corporate allocations to business units), which accounted for 70% of the total bonus opportunity (the “EBITDA Component”), (b) a safety achievement payout (measured by the Company’s consolidated total recordable incident rate for 2024), which accounted for 5% of the total bonus opportunity (the “Safety Component”), (c) the approval by the Board of Managers of Legence Parent of a sustainability plan for the Company, which accounted for 5% of the total bonus opportunity (the “Sustainability Component”), and (d) the achievement of the named executive officer’s personal goals, which accounted for 20% of the total bonus opportunity (the “Personal Component”). Each named executive officer (other than the Chief Executive Officer) worked with the Chief Executive Officer early in the year to define such named executive officer’s personal goals based upon that named executive officer’s duties and areas of responsibility, which personal goals were then presented to, and approved, by the Board of Managers of Legence Parent. The personal goals for the Chief Executive Officer were determined in a similar manner, but the Chief Executive Officer worked with the chairman of the Board of Managers of Legence Parent to initially define his personal goals. The Company-wide and personal goals under the 2024 EIP were generally designed to be challenging but achievable. A named executive officer may earn an amount greater than his target

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

bonus under the 2024 EIP in the event the Company and the named executive officer exceed its and their performance metrics. Payments under the 2024 EIP, if earned, are generally contingent upon the named executive officer remaining in continuous employment through the payment date. We have not yet finalized calculating the achievement of the foregoing performance metrics under the 2024 EIP; however, our preliminary estimates show a 94.20% achievement of the EBITDA target, which translates to a 71% achievement of the EBITDA Component, a 123.21% achievement for the Safety Component (by achieving a total recordable incident rate of 0.51 for 2024), a 100% achievement of the Sustainability Component and a 100% achievement of the Personal Component for each named executive officer. Below are our estimates of the bonus amounts to be paid to each of our named executive officers for 2024. We expect to finalize the achievement of the 2024 EIP performance metrics following receipt of our audited financials for 2024, and determine the actual 2024 EIP bonuses earned by each of our named executive officers in the first quarter of 2025.

Name	2024 EIP Estimated Payout (% of Target Award)	2024 EIP Estimated Payout ($)
J. Sprau	80.86%	$470,761
S. Butz	80.86%	$247,457
G. Barnes	80.86%	$166,545
B. Seki	80.86%	$163,197

We believe that establishing cash bonus opportunities helps us attract and retain qualified and highly skilled executives. The annual bonuses earned by the named executive officers under the 2024 EIP are intended to reward them for their positive impacts on corporate results. Upon the completion of this offering, the compensation committee will take a more significant role in this annual review and decision-making process.

Other Cash Bonuses. From time to time, we may award sign-on bonuses. Sign-on bonuses are used when necessary to attract highly skilled officers to the Company. Generally, they are used to incentivize candidates to leave their current employers or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers. No sign-on bonuses were paid to any named executive officer during 2024.

Long-Term Equity-Based Compensation

Series A Plan. We believe that equity-based compensation (i) is an important component of our executive compensation program and that providing a significant portion of our named executive officers’ total compensation package in equity-based compensation aligns the incentives of our named executive officers with the interests of our stockholders and with our long-term corporate success, (ii) enables us to attract, motivate, retain and adequately compensate executive talent, and (iii) provides our named executive officers with a significant long-term interest in our success by rewarding the creation of stockholder value over time. To that end, on December 16, 2020, the Board of Managers of Legence Parent approved the Legence Parent LLC Series A Incentive Plan (the “Series A Plan”), pursuant to which certain managers and key employees were granted long-term equity incentive awards designed to promote our interests and incentivize them to remain in our service. The Board of Managers of Legence Parent granted these long-term incentive awards, including to our named executive officers, in the form of Series A Profits Interests of Legence Parent (“Series A Profits Interests”).

Series A Profits Interests are intended to qualify as “profits interests” under U.S. federal income tax law and have economic characteristics similar to stock options (e.g., representing the right to share in any increase in the fair market value of Legence Parent after their respective dates of grant). Each award of Series A Profits Interests under the Series A Plan is generally divided into three tranches, which vest as follows: (i) 60% of the Series A Profits Interests subject to an award time vest over five years in substantially equal quarterly increments beginning on the last day of the calendar month in which the vesting commencement date occurs (the “Time Interests”), (ii) 20% of the Series A Profits Interests subject to an award performance vest once our Sponsor

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

receives distributions from Legence Parent equal to one and a half (1.5) times the amount of its cumulative capital contributions to Legence Parent (the “Performance Interests”), and (iii) the remaining 20% of the Series A Profits Interests subject to an award vest upon the occurrence of a “Change of Control Exit” (the “Exit Interests”), in each case, subject to the Series A Profits Interest holder’s continued employment or service with the Company or its subsidiaries through each applicable vesting date or event. In addition, any Time Interests, to the extent unvested, will accelerate and vest upon the occurrence of a Change of Control Exit, subject to the Series A Profits Interest holder’s continued employment or service with the Company or its subsidiaries through the Change of Control Exit. Unvested Series A Profits Interests are not entitled to distributions from Legence Parent, and the Exit Interests, even when vested, are not entitled to distributions from Legence Parent until such time as both (x) our Sponsor receives distributions from Legence Parent in an amount equal to or in excess of two and a half (2.5) times the amount of its cumulative capital contributions to Legence Parent, and (y) our Sponsor receives distributions from Legence Parent in an amount equal to or in excess of the 20% preferred return in respect of its common interests of Legence Parent. Under the Series A Plan, “Change of Control Exit” generally means (a) any transaction or series of related transactions (including any merger or consolidation) that result in one or more third parties becoming the beneficial owner, directly or indirectly, of more than 50% of the common interests of Legence Parent; (b) the direct or indirect sale or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of Legence Parent’s assets and the assets of its subsidiaries, taken as a whole, to one or more third parties (unless the same persons that beneficially own a majority of the common interests immediately prior to the transaction own, directly or indirectly, equity interests with a majority of the total voting power of all of the outstanding equity interests of the surviving or transferee person immediately after the transaction); or (c) Legence Parent consolidates with, or merges with or into, any third party pursuant to a transaction in which any of Legence Parent’s outstanding equity interests or the equity interests of such other third party is converted into or exchanged for cash, securities or other property (other than pursuant to a transaction in which Legence Parent’s membership interests outstanding immediately prior to the transaction constitute, or are converted into or exchanged for, a majority of the equity securities of the surviving person immediately after giving effect to such transaction), in each case of clauses (a), (b) or (c), including by way of a public offering. We do not expect this offering to constitute a Change of Control Exit.

In January 2021, Mr. Sprau was granted 11,833.13 Series A Profits Interests. In December 2021, Mr. Butz was granted 3,400 Series A Profits Interests. In August 2021, March 2023 and February 2024, Mr. Barnes was granted 709.99, 290.01 and 500 Series A Profits Interests, respectively. In November 2021, March 2023 and February 2024, Mr. Seki was granted 800, 200 and 500 Series A Profits Interests, respectively. Fractional interests have been rounded to the nearest hundredth of a unit. The grant date fair values, calculated in accordance with Accounting Standards Update Topic 718 (“Topic 718”), for the Series A Profits Interests awarded in 2024 are reported in the Summary Compensation Table below.

As a condition to receiving their Series A Profits Interests, each named executive officer was required to enter into an award agreement with us and to become a party to the Legence Parent limited liability company agreement. These agreements, the Series A Plan and the Legence Parent limited liability company agreement generally govern the named executive officer’s rights with respect to the Series A Profits Interests. In addition, each named executive officer was required to timely file a Code Section 83(b) election in connection with his grant of Series A Profits Interests.

Restrictive Covenants. As a condition of receiving the Series A Profits Interests, our named executive officers agreed to certain restrictive covenants, including confidentiality of information, inventions assignment, noncompetition, non-solicitation and non-disparagement covenants. The confidentiality, inventions assignment and non-disparagement covenants have an indefinite term. The non-solicitation covenants have a term of two years following the named executive officer’s termination of employment. For Mr. Sprau, the noncompetition covenant has a term commensurate with his employment, whereas the noncompetition covenants for the remaining named executive officers have a term of two years following the named executive officer’s termination of employment (unless the named executive officer is terminated without “cause” or resigns for

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

“good reason” (as such terms are defined the Series A Plan), in which case the non-competition covenant will have a term for the longer of (x) one year following the named executive officer’s termination of employment, and (y) the period during which the named executive officer is entitled to receive severance payments, if any, from Legence Parent or any of or its direct or indirect subsidiaries). In addition, the non-disparagement covenant with Mr. Sprau provides that, during his employment and for 12 months thereafter, the Company agrees to counsel its board members, directors and officers not to disparage Mr. Sprau.

Forfeiture and Repurchase Rights. If (i) the named executive officer’s employment or service is terminated for “cause” (as defined in the Series A Plan) or the named executive officer voluntarily resigns where grounds for cause exist or (ii) the named executive officers resigns without “good reason” (as defined in the Series A Plan), then all Series A Profits Interests (whether vested or unvested) held for the benefit of the named executive officer will be automatically canceled and forfeited for no consideration, unless the named executive officer resigns without good reason (other than at a time when cause exists) at a time when all of the Time Interests under any particular Series A Profits Interest award agreement are fully vested, in which case such Time Interests will not be forfeited and will be retained by the named executive officer. All or any portion of such retained Time Interests may be repurchased by Legence Parent for one year following the named executive officer’s termination of employment or service for a purchase price equal to 80% of the fair market value for such interests as of the date of the named executive officer’s termination of employment.

Treatment of Series A Profits Interests. In connection with the offering, we expect that all Series A Profits Interests will remain outstanding, but a portion of such Series A Profits Interests will be rolled over to Legence Investment Aggregator II pursuant to the Corporate Reorganization. The terms of the Series A Profits Interests will remain substantially the same regardless of whether such Series A Profits Interests are in Legence Investor Aggregator I or Legence Investor Aggregator II following the Corporate Reorganization.

2025 Equity Incentive Plan. Effective upon the completion of this offering, we will implement the Company 2025 Omnibus Incentive Plan, or 2025 Plan. Our 2025 Plan will allow for the grant of equity incentives, such as grants of stock options, restricted stock, restricted stock units and stock appreciation rights. For more information relating to our 2025 Plan, see “Company 2025 Omnibus Incentive Plan” discussed below.

Broad-Based Employee Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance (including for dental, vision and mental wellness);

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a 401(k) plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Under our 401(k) savings plan, we match a portion of the funds set aside by the employee. The maximum match available under the 401(k) savings plan is 4% of the first 100% of the employee’s eligible contributions per pay period. All matching contributions by us are immediately vested. In addition, we may make non-elective contributions under the 401(k) savings plan, subject to statutory limitations imposed by Internal Revenue Code of 1986, as amended (the “Code”).

We also provide our named executive officers with a company cell phone and/or cell phone expense reimbursement. In addition, we provide Mr. Sprau with a company car, and pay the rent and utilities for a company-owned apartment he uses, in each case, when he visits our headquarters in San Jose, California.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Employment Agreements and Severance Benefits

We believe that employment agreements with severance benefits are necessary to attract and retain the talent necessary for our long-term success, and view the severance benefits provided to our named executive officers as recruitment and retention devices that help secure the continued employment and dedication of our named executive officers, including when we are considering strategic alternatives.

Each of our named executive officers has an employment agreement that provides for severance benefits. Under the terms of these employment agreements, each of the named executive officers is entitled to severance benefits if he is terminated by us without cause or by him for good reason, as applicable. See “—Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2024 Fiscal Year—Employment Agreements and Offer Letters” below for descriptions of these agreements.

Clawback Policy

In connection with this offering, we intend to adopt a “clawback” policy that is compliant with the listing rules of the applicable listing exchange, as required by the Dodd-Frank Act.

2024 Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2024 earned by, awarded to or paid to our named executive officers.

Name and Principal Position	Year	Salary(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
J. Sprau	2024	762,115	—	470,761	71,866	1,304,742
Chief Executive Officer
S. Butz	2024	500,761	—	247,457	13,800	762,018
Chief Financial Officer
G. Barnes	2024	404,429	341,104	166,545	13,800	925,878
Chief Human Resources Officer
B. Seki	2024	396,300	337,209	163,197	13,800	910,506
General Counsel

(1)

Amounts included in this column reflect the named executive officer’s annual base salary earned during the fiscal year taking into account increases, if any, in base salary during the course of the year.

(2)

All amounts in this column represent the aggregate grant date value of Series A Profits Interests granted in 2024. Such Series A Profits Interests represent membership interests in Legence Parent that are intended to constitute profits interests for federal income tax purposes. Despite the fact that the Series A Profits Interests do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The aggregate grant date value of the Series A Profits Interests were calculated in accordance with ASC Topic 718, utilizing the assumptions set forth in Note 12 to the consolidated financial statements appearing elsewhere in this prospectus. For more information about the Series A Profits Interests, including their vesting and forfeiture terms, see the section entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan.”

(3)

The amounts in this column represent our estimates of the short-term cash incentive awards to be paid for 2024 under the 2024 EIP. For additional information about the 2024 EIP, see the section “—Elements of Compensation—Bonus.” We expect to finalize the achievement of the 2024 EIP performance metrics following receipt of our audited financials for 2024, and determine the actual 2024 EIP bonuses earned by each of our named executive officers in the first quarter of 2025.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

(4)

Amount reported for Mr. Sprau reflects (i) the aggregate 2024 incremental cost for the company-owned car (i.e., year-over-year depreciation of the vehicle during 2024 based on the change in its book value, fuel, maintenance, registration expenses, and insurance related to usage) Mr. Sprau uses when visiting our headquarters in San Jose, California ($13,054), (ii) the 2024 rent and utilities for the company-owned apartment Mr. Sprau uses when visiting our headquarters in San Jose, California ($45,012.47), and (iii) Company 2024 matching contributions to our 401(k) plan ($13,800). The amounts reported for each other named executive officer reflect Company matching contributions to our 401(k) plan.

2024 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2024 with respect to our named executive officers.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
J. Sprau	—	—	582,188	—	—	—	—	—	—	—	—
S. Butz	—	—	306,029	—	—	—	—	—	—	—	—
G. Barnes	—	—	205,965	—	—	—	—	—	—	—	—
	February 12, 2024	—	—	—	—	200	—	—	300	N/A	341,104
B. Seki	—	—	201,825	—	—	—	—	—	—	—	—
	February 12, 2024	—	—	—	—	200	—	—	300	N/A	337,209

(1)

The amounts in this column represent the target short-term cash incentive awards for 2024 under the 2024 EIP. For additional information about the 2024 EIP, see the section “—Elements of Compensation—Bonus.”

(2)

Amounts shown reflect the number of performance-vesting Series A Profits Interests (i.e., Performance Interests and/or Exit Interests) granted to Messrs. Barnes and Seki pursuant to their respective February 2024 Series A Profits Interest award agreements. These amounts represent, for each of Messrs. Barnes and Seki, 100 Performance Interests and 100 Exit Interests. For additional information about such interests, including their vesting and forfeiture terms, see the section entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan.” The Performance Interests and Exit Interests vest on an “all or nothing” basis upon the achievement of the applicable performance conditions, and do not provide for a range of vesting achievement for partial achievement or overachievement of the applicable performance conditions.

(3)

Amounts shown reflect the number of time-vesting Series A Profits Interests (i.e., Time Interests) granted to Messrs. Barnes and Seki pursuant to their respective February 2024 Series A Profits Interest award agreements. For additional information about such interests, including their vesting and forfeiture terms, see the section entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan.”

(4)

The Series A Profits Interests are not traditional options, and therefore, there is no exercise price, but rather any vested Series A Profits Interests participate in distributions attributable to the appreciation in the fair market value of Legence Parent after their respective dates of grant.

(5)

The amounts in this column represent the aggregate grant date value of Series A Profits Interests, calculated in accordance with FASB ASC Topic 718, utilizing the assumptions set forth in Note 12 to the consolidated financial statements appearing elsewhere in this prospectus.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2024 Fiscal Year

Employment Agreements and Offer Letters

We have entered into employment agreements with each of our named executive officers. The descriptions of the employment agreements set forth below are summaries of the material features of the agreements, including with respect to potential payments upon a termination of employment. This summary, however, does not purport to be a complete description of all the provisions of the agreements that we have entered into with our named executive officers. This summary is qualified in its entirety by reference to the employment agreements, which will be filed as exhibits to this registration statement.

In April 2019, Therma Services LLC, a Legence company, (“Therma”) entered into an employment agreement with Mr. Sprau. The agreement has an initial two-year term that automatically renews in two-year increments unless either party provides written notice of nonrenewal not less than 60 days prior to the expiration of the then-current term, or unless otherwise terminated in accordance with the terms of the employment agreement. The agreement provides Mr. Sprau with an annual base salary of $600,000 (subject to reasonable adjustment from time to time), annual bonus opportunity, the opportunity to co-invest in Therma, eligibility to receive a transaction bonus upon a sale of Therma within one year of the effective date of the employment agreement (based on the EBITDA valuation of Therma at the time of the sale) (which opportunity is no longer in effect), a temporary housing allowance, a car allowance, eligibility to participate in customary employee benefits and the following restrictive covenants: (i) perpetual nondisclosure of confidential information, (ii) perpetual assignment of inventions developed during employment that relate to the Company’s business, (iii) during the period of employment, non-competition, (iv) during the period of employment, customer, vendor and business partner non-solicit, and (v) during the period of employment and for two years thereafter, employee and independent contractor non-solicit (inclusive of any person who was an employee or independent contractor of the Company within one year preceding such solicitation). If Mr. Sprau’s employment is terminated by the Company without “Cause” or he resigns for “Good Reason,” then, subject to Mr. Sprau’s execution and non-revocation of a separation agreement containing a general release of claims and other continuing obligations in a form provided by the Company, Mr. Sprau is entitled to receive (i) 18 months of salary continuation, and (ii) up to 18 months of continued health care coverage subsidies under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

Under Mr. Sprau’s employment agreement, “Cause” generally means Mr. Sprau’s (a) substantial and material failure to perform (other than by reason of disability), or substantial and material negligence in the performance of, his duties to the Company or any of its affiliates; (b) material breach of his employment agreement or any other agreement between Mr. Sprau and the Company or any of its affiliates; (c) commission of, or plea of nolo contendere to, a felony or other crime involving moral turpitude; or (d) other conduct that is materially harmful to the business interests or reputation of the Company or any of its affiliates, in each case of clauses (a), (b) and (d), which failure, if capable of being cured, remains uncured for 10 business days after receipt of written notice from the Company.

Under Mr. Sprau’s employment agreement, “Good Reason” generally means any of the following without Mr. Sprau’s prior written consent: (x) a material reduction in his role and/or duties with the Company; (y) a reduction in his annual base salary (unless all executives of the Company are subject to a proportionally comparable base salary decrease due to business needs) and/or target bonus opportunity; or (z) a material breach by the Company of the employment agreement, subject to customary notice and cure provisions.

In November 2021, July 2021 and October 2021, Therma entered into an employment agreement with each of Messrs. Butz, Barnes and Seki, respectively. Each such employment agreement has an initial two-year term that automatically renews in one-year increments unless either party provides written notice of nonrenewal not less than 60 days prior to the expiration of the then-current term, or unless otherwise terminated in accordance with the terms of the applicable employment agreement. The agreements provides Messrs. Butz, Barnes and Seki

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

with an annual base salary ($475,000 for Mr. Butz, $380,000 for Mr. Barnes and $375,000 for Mr. Seki), subject to reasonable adjustment from time to time, annual bonus opportunity, eligibility to receive a profits interest award from Therma’s applicable direct or indirect parent, for Mr. Barnes only, a $60,000 sign-on bonus (which has already been paid), eligibility to participate in customary employee benefits and the following restrictive covenants: (i) perpetual nondisclosure of confidential information, (ii) perpetual assignment of inventions developed during employment that relate to the Company’s business, (iii) during the period of employment and for one year thereafter (6 months for Mr. Seki), non-competition, (iv) during the period of employment and for one year thereafter (6 months for Mr. Seki), customer, vendor and business partner non-solicit, (v) during the period of employment and for one year thereafter (6 months for Mr. Seki), employee and independent contractor non-solicit (inclusive of any person who was an employee or independent contractor of the Company within one year preceding such solicitation) and (vi) perpetual non-disparagement (which non-disparagement covenant is mutual for Mr. Butz). If any of Messrs. Butz, Barnes or Seki are terminated by the Company without “Cause” or resign for “Good Reason,” then, subject to the named executive officer’s execution and non-revocation of a separation agreement containing a general release of claims and other continuing obligations in a form provided by the Company, the named executive officer is entitled to receive (i) 12 months of salary continuation (6 months for Mr. Seki), (ii) any earned, but unpaid, annual bonus for the year preceding the named executive officer’s termination of employment, (iii) for Messrs. Butz and Barnes, a pro-rated annual bonus for the year in which he is terminated, and (iv) up to 6 months (12 months for Mr. Butz) of continued health care coverage subsidies under COBRA.

Under Messrs. Butz’s, Barnes’ and Seki’s employment agreements, “Cause” generally means the named executive officer’s (a) conviction of or plea of nolo contendere to a felony or a misdemeanor involving moral turpitude, (b) commission of fraud, misappropriation, or embezzlement against any person, (c) theft or misappropriation of any property or money of the Company or any of its affiliates, (d) material breach of the terms of the applicable employment agreement, (e) use of illegal drugs or controlled substances (excluding drugs lawfully prescribed by a medical provider and taken in accordance with such prescription) that adversely affects job performance, (f) willful or gross neglect of his duties, willful or gross misconduct in the performance of his duties, or willful violation of any Company policy, or (g) failure to follow any lawful and material business directive from the board. Clauses (d), (f), and (g) have a 30-day cure right after receipt of written notice from the Company (but there will be no more than one opportunity to cure such condition for each separate and distinct “Cause” category set forth above).

Under Messrs. Butz’s, Barnes’ and Seki’s employment agreements, “Good Reason” generally means any of the following without the named executive officer’s prior written consent: (w) a material reduction in authority, duties, responsibilities, or reporting lines, (x) a reduction by the Company of the named executive officer’s annual base salary of more than 10%, except for across the board reductions similarly affecting the senior management of the Company or a reduction necessitated by adverse business conditions for the Company, (y) required relocation of the named executive officer’s principal place of business more than 50 miles outside of the Houston, Texas (San Antonio, Texas for Mr. Seki) metropolitan area (excluding reasonable business travel in the normal course of employment), and (z) any material breach of the applicable employment agreement, subject to customary notice and cure provisions.

Bonus

Please see “—Elements of Compensation—Bonus” for a summary of the 2024 EIP, including with respect to the applicable performance metrics and determination thereof.

Equity Incentive Awards

Please see “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan” for a summary of the vesting and forfeiture terms of the Series A Profits Interests.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards At 2024 Fiscal Year End

The following table sets forth certain information with respect to outstanding equity awards of our named executive officers as of December 31, 2024. Fractional interests have been rounded to the nearest hundredth of a unit.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)(3)	Option Expiration Date(3)
J. Sprau	5,324.91	1,774.97	4,733.25	N/A	N/A
S. Butz	1,224	816	1,360	N/A	N/A
G. Barnes	382.80	517.20	600	N/A	N/A
B. Seki	375	525	600	N/A	N/A

(1)

This column includes unvested Time Interests. The Time Interests subject to an award time vest over five years in substantially equal quarterly increments beginning on the last day of the calendar month in which the vesting commencement date occurs, and any unvested Time Interests will accelerate and vest upon a Change of Control Exit, in each case, subject to the named executive officer’s continued employment or service with the Company or its subsidiaries through each applicable vesting date or event. The vesting commencement date for Mr. Sprau’s Series A Profits Interest grant is January 8, 2021. The vesting commencement date for Mr. Butz’s Series A Profits Interest grant is December 3, 2021. The vesting commencement dates for Mr. Barnes’ August 2021, March 2023 and February 2024 Series A Profits Interest grants are August 27, 2021, March 31, 2023 and February 12, 2024, respectively, and with respect to such grants, 276.90 Time Interests were vested and 149.10 were unvested, 60.90 Time Interests were vested and 113.10 were unvested and 45 Time Interests were vested and 255 were unvested, respectively, as of December 31, 2024. The vesting commencement dates for Mr. Seki’s November 2021, March 2023 and February 2024 Series A Profits Interest grants are November 22, 2021, March 31, 2023 and February 12, 2024, respectively, and with respect to such grants, 288 Time Interests were vested and 192 were unvested, 42 Time Interests were vested and 78 were unvested and 45 Time Interests were vested and 255 were unvested, respectively, as of December 31, 2024. Fractional interests have been rounded to the nearest hundredth of a unit. Please see “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan” for more information on the vesting and forfeiture terms of the Time Interests.

(2)

This column includes unvested performance-vesting Series A Profits Interests, half of which, for each executive officer, are Performance Interests, and the other half of which are Exit Interests. The Performance Interests vest upon our Sponsor receiving distributions from Legence Parent equal to one and a half (1.5) times the amount of its cumulative capital contributions to Legence Parent, and the Exit Interests vest upon the occurrence of a Change of Control Exit, in each case, subject to the named executive officer’s continued employment or service with the Company or its subsidiaries through each applicable vesting date or event. Furthermore, Exit Interests, even when vested, are not entitled to distributions from Legence Parent until such time as both (x) our Sponsor receives distributions from Legence Parent in an amount equal to or in excess of two and a half (2.5) times the amount of its cumulative capital contributions to Legence Parent, and (y) our Sponsor receives distributions from Legence Parent in an amount equal to or in excess of the 20% preferred return in respect of its common interests of Legence Parent. Please see “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan” for more information on the vesting and forfeiture terms of the Performance Interests and Exit Interests.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

(3)

The Series A Profits Interests are not traditional options, and therefore, there is no exercise price or expiration date, but rather any vested Series A Profits Interests participate in distributions attributable to the appreciation in the fair market value of Legence Parent after their respective dates of grant.

Options Exercised and Stock Vested in the 2024 Fiscal Year

In fiscal year 2024, our named executive officers did not vest in any stock awards or exercise any option awards. However, during fiscal year 2024, Messrs. Sprau, Butz, Barnes and Seki vested in 1,420; 408; 165; and 165 Time Interests, respectively. Fractional interests have been rounded to the nearest hundredth of a unit.

Pension Benefits

Our named executive officers did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

Our named executive officers did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors or compensation committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination or a Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated without cause or he resigned for good reason on December 31, 2024. Amounts below reflect potential payments pursuant to the employment agreements for such named executive officers.

Name	Cash Severance Benefits ($)(1)	Continued Health Benefits ($)(2)	Value of Accelerated Equity Awards ($)
J. Sprau	1,164,375	40,928	—
S. Butz	757,505	27,285	—
G. Barnes	578,475	13,643	—
B. Seki	201,825	13,643	—

(1)

Cash severance payments includes the following, as more specifically discussed under “—Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2024 Fiscal Year—Employment Agreements and Offer Letters”:

a.	Mr. Sprau—18 months of salary continuation (1.5 times his annual base salary of $776,250);

b.

Mr. Butz—(i) 12 months of salary continuation (1 times his annual base salary of $510,048), and (ii) a pro-rated annual bonus for 2024. Because this table assumes that Mr. Butz was terminated without cause or resigned for good reason on December 31, 2024, the amount of Mr. Butz’s pro-rated annual bonus for 2024 is the full amount of his earned 2024 bonus (which we have estimated to be 247,457.07; we expect to finalize the achievement of the 2024 EIP performance metrics following receipt of our audited financials for 2024, and determine the actual 2024 EIP bonuses earned by each of our named executive officers in the first quarter of 2025). Mr. Butz is also entitled to any earned, but unpaid, annual bonus for 2023; however, Mr. Butz had already received his 2023 bonus as of December 31, 2024.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

c.

Mr. Barnes—(i) 12 months of salary continuation (1 times his annual base salary of $411,930), and (ii) a pro-rated annual bonus for 2024. Because this table assumes that Mr. Barnes was terminated without cause or resigned for good reason on December 31, 2024, the amount of Mr. Barnes’ pro-rated annual bonus for 2024 is the full amount of his earned 2024 bonus (which we have estimated to be 166,544.77; we expect to finalize the achievement of the 2024 EIP performance metrics following receipt of our audited financials for 2024, and determine the actual 2024 EIP bonuses earned by each of our named executive officers in the first quarter of 2025). Mr. Barnes is also entitled to any earned, but unpaid, annual bonus for 2023; however, Mr. Barnes had already received his 2023 bonus as of December 31, 2024.

d.

Mr. Seki—6 months of salary continuation (one half (0.5) times his annual base salary of $403,650). Mr. Seki is also entitled to any earned, but unpaid, annual bonus for 2023; however, Mr. Seki had already received his 2023 bonus as of December 31, 2024.

(2)

Reflects the cost of providing the named executive officer with continued medical, dental and vision insurance under COBRA for a period of 18 months for Mr. Sprau, 12 months for Mr. Butz and six months for Messrs. Barnes and Seki assuming 2024 rates (which, for each named executive officer, was $2,273.76 per month).

Under their employment agreements, in the event any of Messrs. Sprau, Butz, Barnes or Seki become disabled during employment and, as a result, is unable to continue to perform substantially all of his duties and responsibilities, either with or without reasonable accommodation, the Company will continue to pay the named executive officer his base salary and allow him to continue participating in Company employee benefit plans (to the extent permitted under the terms of the applicable plan) for up to 12 weeks of disability during any period of 365 consecutive calendar days. If the named executive officer is unable to return to work after 12 weeks of disability, then the Company may terminate him upon notice, without any severance or similar obligations (though the named executive officer will remain entitled to any accrued benefits or compensation or benefits payable under any then-current disability or accidental death and dismemberment policy, etc.). In addition, if the employment of Messrs. Butz, Barnes or Seki is terminated due to the named executive officer’s death, then the named executive officer’s estate will be entitled to any earned, but unpaid, annual bonus for the year preceding the year of the named executive officer’s death.

Our named executive officers are not entitled to enhanced severance benefits if they are terminated without cause or resign for good reason in connection with a change in control. However, subject to the named executive officer’s continued employment or service with the Company or its subsidiaries through the occurrence of a Change of Control Exit, the named executive officer will become fully vested in all unvested Time Interests and Exit Interests. For additional information about such interests, including their vesting and forfeiture terms, see the section entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan.”

Although the value of the unvested Time Interests and Exit Interests that would have accelerated and vested as of a Change of Control Exit on December 31, 2024 cannot be quantified at this time, the number of such awards held by each named executive officer as of December 31, 2024 is as follows: (i) for Mr. Sprau, 1,774.97 Time Interests and 2,366.63 Exit Interests, (ii) for Mr. Butz, 816 Time Interests and 680 Exit Interests, (iii) for Mr. Barnes, 517.20 Time Interests and 300 Exit Interests, and (iv) for Mr. Seki, 525 Time Interests and 300 Exit Interests. Fractional interests have been rounded to the nearest hundredth of a unit.

Post-Termination Restrictive Covenant Obligations

Each of our named executive officers is subject to certain restrictive covenant obligations following the termination of his employment. For additional information about such restrictive covenants, please see the sections entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan” and “—Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2024 Fiscal Year—Employment Agreements and Offer Letters.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Director Compensation for 2024

The following table presents the total compensation for each person who served as a non-employee member of the Board of Managers of Legence Parent. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of the Board of Managers in 2024.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Terrence Keenen	175,000	—	—	175,000
Bilal Khan(1)	—	—	—	—
Robert Mitchell Nimocks(1)	—	—	—	—

(1)

Messrs. Khan and Nimocks are employees of our Sponsor and did not receive any compensation, equity or non-equity awards or other payments in their capacities as non-employee members of the Board of Managers of Legence Parent.

(2)

In December 2020, Mr. Keenen was granted 354.99 Series A Profits Interests. The Series A Profits Interests represent membership interests in Legence Parent that are intended to constitute profits interests for U.S. federal income tax purposes. Despite the fact that the Series A Profits Interests do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” For more information about the Series A Profits Interests, including their vesting and forfeiture terms, see the section entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan.”

Company 2025 Omnibus Incentive Plan

In order to incentivize our employees and other service providers following the completion of this offering, we anticipate that our board will adopt the 2025 Plan for eligible employees, consultants, and directors prior to the completion of this offering. Our named executive officers will be eligible to participate in the 2025 Plan, which we expect will become effective upon the consummation of this offering. We anticipate that the 2025 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards intended to align the interests of service providers, including our named executive officers, with those of our stockholders.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Class A Common Stock and Class B Common Stock as of the date of effectiveness of this registration statement, after giving effect to the Corporate Reorganization described under “Corporate Reorganization” with respect to:

•	each person known to us to beneficially own more than 5% of any class of our outstanding Common Stock;

•	each of our Named Executive Officers;

•	each member of our board of directors and each director nominee; and

•	all of our directors, director nominees and executive officers as a group.

Applicable percentage of beneficial ownership prior to this offering is based on     shares of Class A Common Stock and     shares of Class B Common Stock that would be outstanding as of the date of effectiveness of this registration statement after giving effect to the Corporate Reorganization.

Applicable percentage of beneficial ownership after this offering also assumes the foregoing and the issuance and sale by us of     shares of Class A Common Stock (or     shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares) and the application of proceeds therefrom.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant; (2) the conversion of a security; (3) the power to revoke a trust, discretionary account or similar arrangement; or (4) the automatic termination of a trust, discretionary account or similar arrangement. Shares issuable pursuant to options are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those options but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our Common Stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the directors or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Legence Corp., 1601 Las Plumas Avenue, San Jose, CA 95133.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

To the extent that the underwriters sell more than     shares of Class A Common Stock, the underwriters have the option to purchase up to an additional     shares from us.

After Giving Effect to the Corporate Reorganization
	Before This Offering						After This Offering Assuming No Exercise of the Underwriters’ Option								After This Offering Assuming Full Exercise of the Underwriters’ Option
	Class A Common Stock Beneficially Owned			Class B Common Stock Beneficially Owned			Class A Common Stock Beneficially Owned			Class B Common Stock Beneficially Owned			Combined Voting Power(1)		Class A Common Stock Beneficially Owned			Class B Common Stock Beneficially Owned			Combined Voting Power(1)
Name of Beneficial Owner(2)(3)	Shares	%		Shares	%		Shares	%		Shares	%		%		Shares	%		Shares	%		%
5% Stockholders:
Legence Investment Aggregator I(4)			%			%			%			%		%			%			%		%
Legence Investment Aggregator II(5)			%			%			%			%		%			%			%		%
Named Executive Officers, Directors and Director Nominees:
Jeffrey Sprau			%			%			%			%		%			%			%		%
Stephen Butz			%			%			%			%		%			%			%		%
Gregory Barnes			%			%			%			%		%			%			%		%
Bryce Seki			%			%			%			%		%			%			%		%
Bilal Khan			%			%			%			%		%			%			%		%
Robert Mitchell Nimocks			%			%			%			%		%			%			%		%
Terrence Keenen			%			%			%			%		%			%			%		%
Executive Officers, Directors and Director Nominees as a Group ( persons)			%			%			%			%		%			%			%		%

*	Less than 1%.
(1)

Represents the percentage of voting power of our Class A Common Stock and Class B Common Stock voting as a single class. Each share of Class A Common Stock and Class B Common Stock will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of Class A Common Stock and Class B Common Stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation.

(2)

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the holders listed has sole voting and investment power with respect to the Common Stock beneficially owned by the holder unless noted otherwise, subject to community property laws where applicable. Unless otherwise noted, the address for each beneficial owner listed below is 1601 Las Plumas Avenue, San Jose, CA 95133.

(3)

Certain members of management will have ownership interests in the Legence Investment Aggregators, and, as a result, will have an indirect interest in the shares of Common Stock owned by the Legence Investment Aggregators. See “Corporate Reorganization” for additional information.

(4)

Legence Investment Aggregator I is owned by BX Refficiency Aggregator LP (the “Blackstone Fund”) and certain members of management. Certain members of our management team and certain of our employees also own incentive units in Legence Investment Aggregator I. “Executive and Director Compensation—Outstanding Equity Awards at 2024 Fiscal Year-End” contains additional information on the incentive units.

BCP 8/BEP 3 Holdings Manager L.L.C. is the general partner of the Blackstone Fund. Blackstone Energy Management Associates III L.P. and Blackstone Management Associates VIII L.P. are the managing

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

members of BCP 8/BEP 3 Holdings Manager L.L.C. Blackstone EMA III L.L.C. is the general partner of Blackstone Energy Management Associates III L.P. BMA VIII L.L.C. is the general partner of Blackstone Management Associates VIII L.P. Blackstone Holdings II L.P. is the managing member of Blackstone EMA III L.L.C. and BMA VIII L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Fund to the extent of its direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

(5)	Legence Investment Aggregator II is owned by and certain members of management.

BCP 8/BEP 3 Holdings Manager L.L.C. is the general partner of     . Blackstone Energy Management Associates III L.P. and Blackstone Management Associates VIII L.P. are the managing members of BCP 8/BEP 3 Holdings Manager L.L.C. Blackstone EMA III L.L.C. is the general partner of Blackstone Energy Management Associates III L.P. BMA VIII L.L.C. is the general partner of Blackstone Management Associates VIII L.P. Blackstone Holdings II L.P. is the managing member of Blackstone EMA III L.L.C. and BMA VIII L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Fund to the extent of its direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

CORPORATE REORGANIZATION

Legence is a Delaware corporation that was formed for the purpose of making this offering. Following this offering and the transactions related thereto, Legence’s sole material asset will consist of membership interests in Legence Holdings. Legence Holdings directly or indirectly owns all of the outstanding membership interests in the operating subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, Legence will be the managing member of Legence Holdings and will control and be responsible for all operational, management and administrative decisions relating to Legence Holdings’ business, will consolidate the financial results of Legence Holdings and its subsidiaries and will report non-controlling interests in its consolidated financial statements related to the LGN Units that the LGN Unit Holders will own in Legence Holdings.

This offering is being conducted through what is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The UP-C structure provides the LGN Unit Holders with the tax advantage of continuing to own interests in a pass-through structure, which is tax efficient because their allocable shares of income from Legence Holdings will not be subject to entity-level tax. The UP-C structure will also provide potential future tax benefits for both the public company and the LGN Unit Holders when they ultimately exchange their pass-through interests for shares of Class A Common Stock, which is expected to result in tax basis adjustments in the assets of Legence Holdings and produce favorable tax attributes for us. See “—Holding Company Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In connection with this offering: (a) Legence Parent formed Legence; (b) the ownership interests in Legence Holdings will be recapitalized into a single class of common equity limited liability company units (defined herein as LGN Units); (c) Legence Intermediate will distribute a portion of its interests in Legence Holdings to Legence Parent, which will in turn distribute such interests to certain of the Existing Owners; (d) such Existing Owners will contribute all of, and Legence Intermediate will contribute a portion of, their interests in Legence Holdings directly, or indirectly by contribution of interests in Blocker Entities holding interests in Legence Holdings, to Legence in exchange for newly issued Class A Common Stock; (e) such Existing Owners will contribute such Class A Common Stock received to Legence Investment Aggregator II, and Legence Intermediate will liquidate and distribute such Class A Common Stock and its remaining interests in Legence Holdings to Legence Parent; (f) Legence Parent will subscribe for newly issued Class B Common Stock from Legence in exchange for nominal consideration as a result of its historic indirect ownership of Legence Holdings, and certain of the Existing Owners will continue to hold a portion of their pre-IPO ownership interest in Legence Holdings through Legence Parent; (g) Legence will contribute the net proceeds of this offering to Legence Holdings in exchange for newly issued LGN Units; and (h) the Legence Holdings LLC Agreement will be amended and restated to, among other things, make Legence the managing member of Legence Holdings. After giving effect to the Corporate Reorganization and the offering contemplated by this prospectus, (a) Legence will own an approximate   % economic interest in Legence Holdings (or   % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom), (b) Legence Investment Aggregator I will own an approximate   % economic interest in Legence Holdings (or   % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom) and (c) Legence Investment Aggregator II will own an approximate   % economic interest in Legence (or   % if the underwriters’ option to purchase additional shares is exercised in full and after giving effect to the application of the net proceeds therefrom).

Each share of Class A Common Stock and Class B Common Stock will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of Class A Common Stock and Class B Common Stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list the Class B Common Stock on any stock exchange.

We will enter into a Tax Receivable Agreement with the TRA Members. This agreement generally provides for the payment by Legence to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

income tax that Legence (a) actually realizes with respect to taxable periods ending after this offering or (b) is deemed to realize in the event the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Legence board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) Legence’s allocable share of existing tax basis acquired in connection with this offering and increases to such allocable share of existing tax basis; (ii) Legence’s utilization of certain tax attributes of the Blocker Entities; (iii) Basis Adjustments; and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. Legence will retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” contains more information.

The Corporate Reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Legence will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of Legence Holdings. Legence will consolidate Legence Holdings on its consolidated financial statements and record a non-controlling interest related to the LGN Units held by the LGN Unit Holders.

The following diagram depicts our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)

Following the Corporate Reorganization, Blackstone and the Management Members will hold the outstanding membership interests of the Legence Aggregators. Blackstone will serve as the managing member of each Legence Aggregator and as a result, may be considered to beneficially own all of our securities held by the Legence Aggregators.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

We have granted the underwriters a 30-day option to purchase up to an aggregate of      additional shares of Class A Common Stock. We intend to use a portion of the net proceeds received from the sale of additional shares to repurchase a portion of the shares of Class A Common Stock held by Legence Investment Aggregator II and the remaining portion of such net proceeds from the sale of additional shares will be contributed to Legence Holdings in exchange for additional LGN Units, and Legence Holdings will use such net proceeds to purchase LGN Units, together with an equal number of shares of Class B Common Stock, from Legence Investment Aggregator I (in each case, at a purchase price per LGN Unit and share of Class B Common Stock, or per share of Class A Common Stock, as applicable, equal to the public offering price per share of Class A Common Stock in this offering, net of underwriting discounts and commissions). The proceeds will be used for such purposes in proportion to the Legence Investment Aggregators’ respective ownership interest in Legence.

Offering

Only Class A Common Stock will be sold to investors pursuant to this offering. Immediately following this offering, there will be      shares of Class A Common Stock issued and outstanding and      shares of Class A Common Stock reserved for exchanges of LGN Units (and the cancellation of the corresponding shares of Class B Common Stock pursuant to the Legence Holdings LLC Agreement). We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering-related expenses, will be approximately $     million. We intend to contribute all of the net proceeds of this offering (not including the exercise of the underwriters’ option to purchase additional shares) to Legence Holdings in exchange for LGN Units. Legence Holdings intends to use approximately $     million for the repayment of outstanding borrowings under our Term Loan Credit Facility and for general corporate purposes. “Use of Proceeds” contains more information.

As a result of the Corporate Reorganization and the offering described above (and prior to any exchanges of LGN Units):

•

the investors in this offering will collectively own      shares of Class A Common Stock (or      shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•

the Existing Owners will, through their ownership of each of the Legence Investment Aggregators, hold (i)      shares of Class A Common Stock and (ii)      shares of Class B Common Stock and a corresponding number of LGN Units (or (i)      shares of Class A Common Stock and (ii)      shares of Class B Common Stock and a corresponding number of LGN Units if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom);

•

the investors in this offering will collectively hold   % of the voting power in us (or   % if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom); and

•

the Existing Owners will, through their ownership of each of the Legence Investment Aggregators, hold   % of the voting power in us (or   % if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock and after giving effect to the application of the net proceeds therefrom).

Effect of the Corporate Reorganization

The Corporate Reorganization is intended to create a holding company that will facilitate public ownership of, and investment in, us and to be structured in a tax-efficient manner for the Existing Owners and is intended to provide tax advantages to the public company and such Existing Owners. The Existing Owners that will hold through Legence Investment Aggregator I desire that their investment maintain its existing tax treatment as a

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

partnership for U.S. federal income tax purposes not subject to entity-level tax and, therefore, will continue to hold their ownership interests indirectly in Legence Holdings until such time in the future as they or Legence Investment Aggregator I may elect to cause us to redeem or exchange their LGN Units and a corresponding number of Class B Common Stock for a corresponding number of shares of our Class A Common Stock. Additionally, because Legence Investment Aggregator I is entitled to have its LGN Units and a corresponding number of Class B Common Stock redeemed or exchanged for a corresponding number of shares of our Class A Common Stock, the UP-C structure also provides the Existing Owners that will hold through Legence Investment Aggregator I with potential liquidity for their LGN Units that holders of non-publicly traded limited liability companies are not typically afforded.

The UP-C structure also provides future tax benefits for both the public company and certain of the Existing Owners. As described further below under “—Holding Company Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” additional acquisitions by Legence of LGN Units from Legence Investment Aggregator I or any of the Existing Owners that will own an interest in Legence Holdings through Legence Investment Aggregator I and any future taxable redemptions or exchanges by the LGN Unit Holders of LGN Units for shares of our Class A Common Stock are expected to result in tax basis adjustments with respect to the assets of Legence Holdings that will be allocated to us and thus produce favorable tax attributes for us. These tax attributes are expected to reduce the amount of tax that we would otherwise be required to pay in the future. While the Tax Receivable Agreement will require us to pay the TRA Members 85% of the amount of cash savings, if any, in our U.S. federal, state and local income tax or franchise tax that we actually realize from the utilization of such tax attributes, we will be able to retain the benefit of the remaining 15% of these tax savings.

Holding Company Structure

Our post-offering organizational structure will allow the LGN Unit Holders to retain their equity ownership in Legence Holdings, a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Legence Holdings will be allocated to holders of LGN Units, including us. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A Common Stock in us, a corporation for U.S. federal income tax purposes. The LGN Unit Holders will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Legence Holdings.

In addition, pursuant to our amended and restated certificate of incorporation and the Legence Holdings LLC Agreement, our capital structure and the capital structure of Legence Holdings will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the LGN Units (and a corresponding number of shares of Class B Common Stock) and our Class A Common Stock, among other things.

We and the LGN Unit Holders will generally incur U.S. federal, state and local income taxes on our proportionate share of any taxable income of Legence Holdings and will be allocated our proportionate share of any taxable loss of Legence Holdings. The Legence Holdings LLC Agreement will provide, to the extent cash is available, for distributions pro rata to us and the LGN Unit Holders in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Corporate Reorganization

In connection with our Corporate Reorganization, we will engage in transactions with certain affiliates and our existing equity holders. “Corporate Reorganization” contains a description of these transactions.

Transactions with Affiliates

During the years ended December 31, 2023 and 2022, we had approximately $3.0 million and $6.0 million, respectively, in revenue and approximately $0.7 million and $1.0 million, respectively, of expense related to direct transactions with affiliates of Blackstone and several of its portfolio companies. In connection with certain business acquisitions, a portion of the contingent consideration was transferred to certain sellers who became members of management of the Company. See Notes 4 and 9 of our Consolidated Financial Statements for additional information about the contingent consideration.

In addition, we lease real estate, vehicles and other equipment under various arrangements. Certain real estate operating leases are under noncancelable agreements with entities owned by certain affiliates and our existing equity holders. See Note 7 of our Consolidated Financial Statements for additional information about these leases.

In connection with certain acquisitions, we have issued promissory notes to the sellers of the purchased entities, some of whom are now our affiliates and/or equity holders. Additionally, a portion of the Company’s term loan is held by affiliates of the Company’s Sponsor. See Note 8 of our Consolidated Financial Statements for additional information about these notes.

Legence Holdings LLC Agreement

Under the Legence Holdings LLC Agreement, we will have the right to determine when distributions will be made to us and the LGN Unit Holders and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the LGN Unit Holders and us on a pro rata basis in accordance with our respective percentage ownership of LGN Units.

We and the LGN Unit Holders will generally incur U.S. federal, state and local income taxes on our proportionate share of any taxable income of Legence Holdings LLC and will be allocated our proportionate share of any taxable loss of Legence Holdings LLC. Net profits and net losses of Legence Holdings LLC generally will be allocated to us and the LGN Unit Holders on a pro rata basis in accordance with our respective percentage ownership of LGN Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depreciation, depletion and amortization with respect to such built-in gains and losses. The Legence Holdings LLC Agreement will provide, to the extent cash is available, for pro rata tax distributions to us and the LGN Unit Holders in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement.

The Legence Holdings LLC Agreement will provide that, except as otherwise determined by us, at any time we issue a share of our Class A Common Stock or any other equity security other than pursuant to an incentive plan, the net proceeds received by us with respect to such issuance, if any, shall be concurrently contributed to Legence Holdings LLC, and Legence Holdings LLC shall issue to us one LGN Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A Common Stock are redeemed, repurchased or otherwise acquired, Legence Holdings LLC shall redeem, repurchase or otherwise acquire an equal number of LGN Units held by us, upon the same terms and for the same price, as the shares of our Class A Common Stock are redeemed, repurchased or otherwise acquired.

Under the Legence Holdings LLC Agreement, the members have agreed that certain of the Existing Owners and/or one or more of their respective affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC will be dissolved only upon the first to occur of (a) the sale of substantially all of its assets, (b) approval of its dissolution by the managing member, and a vote in favor of dissolution by at least two thirds of the holders of its LGN Units or (c) entry of a judicial order to dissolve Legence Holdings LLC. Upon dissolution, Legence Holdings LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Legence Holdings LLC; (ii) second, to establish cash reserves for contingent or unforeseen liabilities; and (iii) third, to the members in proportion to the number of LGN Units owned by each of them.

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation will provide Blackstone with the right to designate or nominate a majority of the members of our board of directors so long as it and its affiliates collectively beneficially own more than   % of the outstanding shares of our Common Stock. When Blackstone and its affiliates collectively beneficially own less than   % of the outstanding shares of our Common Stock, they will have the right to generally designate or nominate a proportional number of directors to our board of directors until it and its affiliates collectively beneficially own less than   % of the outstanding shares of our Common Stock.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners granting them registration rights. Under the registration rights agreement, we will agree to register the sale of shares of our Common Stock held by the Existing Owners under certain circumstances, and to provide such stockholders with certain customary underwritten offering, block trade and piggyback rights.

Tax Receivable Agreement

We will enter into a Tax Receivable Agreement with the TRA Members. This agreement generally provides for the payment by Legence to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Legence (a) actually realizes with respect to taxable periods ending after this offering or (b) is deemed to realize in the event the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Legence board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) Legence’s allocable share of existing tax basis acquired in connection with this offering and increases to such allocable share of existing tax basis; (ii) Legence’s utilization of certain tax attributes of the Blocker Entities; (iii) Basis Adjustments; and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. Legence will retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment.

Indemnification Agreements with Our Directors and Officers

We intend to enter into indemnification agreements, to be effective upon the completion of this offering, with each of our directors and officers. The indemnification agreements and our governing documents will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, the indemnification agreements and our governing documents will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our Common Stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our Common Stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our Common Stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of all Related Party Transactions.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering our authorized capital stock will consist of      shares of Class A Common Stock, $0.01 par value per share, of which      shares will be issued and outstanding,      shares of Class B Common Stock, $0.01 par value per share, of which      shares will be issued and outstanding and      shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Legence does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Holders of shares of our Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A Common Stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A Common Stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A Common Stock that will be outstanding at the time of the completion of the offering will be fully paid and nonassessable. The Class A Common Stock will not be subject to further calls or assessments by us. Holders of shares of our Class A Common Stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights powers, preferences and privileges of our Class A Common Stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each share of Class B Common Stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. If at any time the ratio at which LGN Units are exchangeable for shares of our Class A Common Stock changes from one-for-one, for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B Common Stock will vote together with holders of our Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by applicable law or by our amended and restated certificate of incorporation.

Holders of our Class B Common Stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Legence.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Any holder of Class B Common Stock that does not also hold LGN Units is required to surrender any such shares of Class B Common Stock (including fractions thereof) to Legence.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Common Stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A Common Stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the     , which would apply so long as our

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Class A Common Stock remains listed on the     , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A Common Stock and Class B Common Stock on a combined basis. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A Common Stock at prices higher than prevailing market prices.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the     , from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Board Classification

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors.

Director Nomination Rights

Our amended and restated certificate of incorporation will provide Blackstone with the right to designate or nominate a majority of the members of our board of directors so long as it and its affiliates collectively beneficially own more than   % of the outstanding shares of our Common Stock. When Blackstone and its affiliates collectively beneficially own less than   % of the outstanding shares of our Common Stock, they will have the right to generally designate or nominate a proportional number of directors to our board of directors until it and its affiliates collectively beneficially own less than   % of the outstanding shares of our Common Stock.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Removal of Directors; Vacancies and Newly Created Directorships

Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own in the aggregate, less than   % of the voting power of all outstanding shares of our Common Stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least  % of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the board nomination rights granted to the Blackstone, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the Blackstone and its affiliates beneficially own, in the aggregate, less than   % of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our Common Stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least   % in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Blackstone and its affiliates so long as Blackstone has board nomination rights. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our Common Stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when Blackstone and its affiliates own, in the aggregate, less than   % in voting power of our Common Stock entitled to vote generally in the election of directors.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (a) derivative action or proceeding brought on behalf of our Company, (b) action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of our Company to our Company or our Company’s stockholders, (c) action asserting a claim against our Company or any director or officer of our Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or (d) action asserting a claim against our Company governed by the internal affairs doctrine. Notwithstanding the foregoing sentence, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, neither Blackstone nor its affiliates or any director who is not employed by us (including any nonemployee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (a) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (b) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Blackstone or any nonemployee director acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a nonemployee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws generally provide that we must defend, indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions—Indemnification Agreements with Our Directors and Officers.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock will be Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, Floor 23, New York, New York 10005.

Listing

We intend to list our Class A Common Stock on the      under the symbol “LGN.” There is no established market for our shares of Class A Common Stock. The development and maintenance of a public market for our Class A Common Stock, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of shares of our Class A Common Stock at any particular time may be limited, which may have an adverse effect on the price at which shares of our Class A Common Stock can be sold.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A Common Stock. Future sales of our Class A Common Stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A Common Stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A Common Stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A Common Stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of      shares of Class A Common Stock. Of these shares, all of the      shares of Class A Common Stock to be sold in this offering (or      shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144. All remaining shares of Class A Common Stock will be deemed “restricted securities” as such term is defined under Rule 144, including the Class A Common Stock issuable upon exchange of LGN Units. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act (“Rule 701”), which rules are summarized below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Legence Holdings LLC Agreement, the LGN Unit Holders will each have the right to exchange all or a portion of their LGN Units, along with a corresponding number of shares of Class B Common Stock, for Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each LGN Unit (and corresponding share of Class B Common Stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications or, at our election, an equivalent amount of cash. Upon consummation of this offering and related Corporate Reorganization, the Existing Owners will hold      LGN Units (or      LGN Units if the underwriters exercise their option to purchase additional shares of Class A Common Stock in full and after giving effect to the application of the net proceeds therefrom), all of which will be exchangeable for shares of our Class A Common Stock, and      shares of Class A Common Stock. “Certain Relationships and Related Party Transactions—Legence Holdings LLC Agreement” contains additional information. The shares of Class A Common Stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with certain of the Existing Owners that will require us to register under the Securities Act shares of Class A Common Stock owned by the Existing Owners. “Certain Relationships and Related Party Transactions—Registration Rights Agreement” contains additional information.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A Common Stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•

     shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701, or otherwise pursuant to an effective registration statement (such number of shares includes the Class A Common Stock that may be issued upon exchange of all or a portion of the LGN Units).

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Lock-up Agreements

We, the Existing Owners and all of our directors and executive officers will agree not to sell any Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. The section titled “Underwriting” contains a description of these lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding nonaffiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A nonaffiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A Common Stock or the average weekly trading volume of our Class A Common Stock reported through the     , as applicable, during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of nonaffiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register shares of Class A Common Stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

We expect to enter into a registration rights agreement with certain of the Existing Owners, which will require us to file and effect the registration of our Class A Common Stock held thereby (and by certain of their affiliates) in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering and to provide such stockholders with certain customary underwritten offering, block trade and piggyback rights. “Certain Relationships and Related Party Transactions—Registration Rights Agreement” contains additional information regarding the registration rights agreement.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A Common Stock by a non-U.S. holder (as defined below) that acquired such Class A Common Stock pursuant to this offering and holds our Class A Common Stock as a “capital asset” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. A change in law may alter the tax considerations that we describe in this summary. We have not sought and do not intend to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	existing equityholders and creditors of the Company;

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities, all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or other arrangements treated as a partnership or pass-through entity for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A Common Stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	U.S. expatriates and certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, wash sale or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A Common Stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, a “United States person”) who have the authority to control all substantial decisions of the trust or (b) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A Common Stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A Common Stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” depending on factors deemed relevant by our board of directors, following completion of this offering, our board of directors may elect to declare dividends on our Class A Common Stock. If we do make distributions of cash or other property (other than certain stock distributions) on our Class A Common Stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A Common Stock (and will reduce such tax basis, until such basis equals zero) and thereafter as capital gain from the sale or exchange of such Class A Common Stock. See “—Gain on Disposition of Class A Common Stock.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any dividend made to a non-U.S. holder on our Class A Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

persons. Such effectively connected dividends will not be subject to U.S. federal withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or a successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A Common Stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States); or

•

our Class A Common Stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A Common Stock is and continues to be “regularly traded on an established securities market,” (within the meaning of the U.S. Treasury regulations) only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A Common Stock, more than 5% of our Class A Common Stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Common Stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A Common Stock were not considered to be regularly traded on an established securities market, a non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

would be subject to U.S. federal income tax on a taxable disposition of our Class A Common Stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition (and to any distributions treated as a non-taxable return of capital or capital gain from the sale or exchange of such Class A Common Stock as described above under “—Distributions”).

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A Common Stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (a) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (b) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E) or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A Common Stock.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Although FATCA withholding could apply to gross proceeds on the disposition of our Class A Common Stock, the U.S. Treasury released proposed U.S. Treasury regulations (the “Proposed Regulations”) the preamble to which specifies that taxpayers may rely on them pending finalization. The Proposed Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our Class A Common Stock. There can be no assurance that the Proposed Regulations will be finalized in their present form.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A Common Stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A Common Stock indicated in the following table. Goldman Sachs & Co. LLC and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional      shares of Class A Common Stock from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional shares of Class A Common Stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of Class A Common Stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A Common Stock sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares of Class A Common Stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A Common Stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s outstanding Common Stock immediately prior to this offering have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

Prior to the offering, there has been no public market for the Class A Common Stock. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

We intend to apply to list the shares on the      under the symbol “LGN.” In order to meet one of the requirements for listing the shares on the     , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A Common Stock or purchasing shares of Class A Common Stock in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares of Class A Common Stock available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of Class A Common Stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A Common Stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s Class A Common Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A Common Stock. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on     , in the over-the-counter market or otherwise.

The Company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $    . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $    .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. An affiliate of Jefferies LLC acts as administrative agent, collateral agent, swing line lender and an L/C issuer under our Credit Facilities. Certain of the underwriters or their affiliates are also lenders and/or arrangers under our Credit Facilities.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold or recommend to clients that they should acquire long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares of Class A Common Stock (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of the Shares at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In relation to the United Kingdom, no Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of the Shares at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation;

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

provided that no such offer of the Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offerings and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may be provided in Australia only to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Shares, offer, transfer, assign or otherwise alienate those Shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian securities commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The Shares may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the Shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these Shares on regulated securities markets in Brazil is prohibited.

Canada

The Shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The Shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the Shares have been or will be approved by any Swiss regulatory authority.

Hong Kong

The Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Israel

In the State of Israel, the Shares offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•

an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•

an entity, other than an entity formed for the purpose of purchasing the Shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the Shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Shares.

Accordingly, the Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the Shares. The Shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the Shares. The Shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the Shares under Section 275 of the SFA except (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the Shares under Section 275 of the SFA except (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products)

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Regulations 2018 (“CMP Regulations”)) that the Shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Arab Emirates

The Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except (1) in compliance with all applicable laws and regulations of the United Arab Emirates and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of our Class A Common Stock offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

EXPERTS

The consolidated financial statements of Legence Holdings LLC as of December 31, 2023, and for each of the two years in the period ended December 31, 2023, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and shares of our Class A Common Stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at http://www.sec.gov.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of Legence Holdings LLC and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Legence Holdings LLC and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue—Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The majority of the Company’s contracts are fixed price and have over time performance obligations. The Company primarily measures the progress toward complete satisfaction of the performance obligation(s) of these

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

contracts using an input method (i.e., “cost-to-cost”). The accuracy of the Company’s revenue and profit recognition in each year depends on the accuracy of management’s estimates of the cost to complete for each project. There are several factors that can contribute to changes in estimates of contract cost and profitability, which may cause fluctuations in gross profit and gross profit margin from period to period.

Given the significant judgment necessary to estimate the cost to complete for contracts where the Company applies the cost-to-cost input method, auditing these estimates required extensive audit effort due to the complexity of the estimates and a high degree of auditor judgment when evaluating the results of audit procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to costs to complete for fixed price contracts included the following, among others:

•	We evaluated the reasonableness and consistency of the methods and assumptions used by management to estimate cost to complete on fixed price contracts.

•	We evaluated the accuracy of estimated cost to complete by comparing current gross margin to historical gross margin for selected fixed price contracts.

•

We evaluated the estimates of cost to complete by performing corroborating inquiries with the Company’s project managers and comparing the estimates to management’s supporting documents for those estimates, where applicable.

Goodwill—Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

Goodwill is evaluated for impairment at the reporting unit level on an annual basis. Fair value of a reporting unit is estimated based on a market approach and an income approach. The income approach utilizes discounted future cash flows. Assumptions critical to the fair value estimate of the discounted cash flow model include the revenue growth rate, forecasted margins, and discount rate.

We identified goodwill for the reporting unit with an impairment as a critical audit matter because of the significant judgments made by management to estimate the fair value of the reporting unit under the income approach. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the revenue growth rate, forecasted margins and the discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue growth rate, forecasted margins, and discount rate used by management to estimate the fair value of the reporting unit included the following, among others:

•	We evaluated the revenue growth rate and forecasted margins by comparing management’s estimate to historical actual results.

•

We evaluated the reasonableness of management’s revenue growth rate and forecasted margins by comparing the forecasts to information included in industry reports and analyst reports of comparable companies.

•

With the assistance of our specialists, we evaluated the reasonableness of the discount rate by developing a range of independent estimates and comparing those to the discount rate selected by management.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

/s/ Deloitte & Touche LLP

San Francisco, California

February 13, 2025

We have served as the Company’s auditor since 2021.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2023
(Dollars in thousands)
Assets
Current assets:
Cash and cash equivalents	$88,920
Accounts receivable, net	422,692
Contract assets, net	125,373
Prepaid expenses and other	51,683

Total current assets	688,668
Property and equipment, net	71,744
Operating lease right-of-use assets	43,086
Operating lease right-of-use assets—related parties	23,191
Goodwill	676,034
Intangible assets, net	618,147
Other assets	5,271

Total assets	$2,126,141

Liabilities and Equity
Current liabilities:
Accounts payable	$107,389
Accrued compensation and benefits	49,287
Accrued and other current liabilities	92,851
Contract liabilities	164,598
Current portion of operating lease liabilities	7,124
Current portion of operating lease liabilities—related parties	2,703
Current portion of long-term debt	15,608

Total current liabilities	439,560
Long-term debt	927,627
Long-term debt—related parties	107,713
Operating lease liabilities, net of current portion	36,658
Operating lease liabilities, net of current portion—related parties	21,323
Other long-term liabilities	21,658
Deferred tax liabilities, net	48,672

Total liabilities	1,603,211
Commitments and contingencies (Note 17)
Equity:
Member’s equity	722,378
Accumulated deficit	(221,614)
Accumulated other comprehensive income	22,166

Total equity	522,930

Total liabilities and equity	$2,126,141

See Notes to Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2023	2022
	(Dollars in thousands)
Revenue	$1,615,062	$1,246,501
Cost of revenue	1,299,916	1,012,795

Gross profit	315,146	233,706

Selling, general and administrative	186,058	142,054
Depreciation and amortization	80,241	82,511
Acquisition-related costs	3,794	5,627
Changes in the fair value of contingent consideration	17,647	3,012
Changes in the fair value of contingent consideration—related parties	13,424	1,310
Goodwill impairment	5,051	23,440
Equity in earnings of joint venture	(1,329)	—

Income (loss) from operations	10,260	(24,248)

Other expense (income):
Interest expense, net of capitalized interest	51,551	44,285
Interest expense—related parties	12,396	6,315
Other expense (income), net	257	(187)

Total other expense, net	64,204	50,413

Loss before income tax	(53,944)	(74,661)

Income tax (benefit) expense	(7,918)	7,613

Net loss	$(46,026)	$(82,274)

See Notes to Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Consolidated Statements of Comprehensive Loss

	Year Ended December 31,
	2023	2022
	(Dollars in thousands)
Net loss	$(46,026)	$(82,274)
Other comprehensive income (loss), net of tax
Gain (loss) related to interest rate swaps	(17,390)	34,505

Other comprehensive (loss) income	(17,390)	34,505

Comprehensive loss	$(63,416)	$(47,769)

See Notes to Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Consolidated Statements of Changes in Equity

	Member’s Equity	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Equity
	(Dollars in thousands)
Balance, December 31, 2021	$607,435	$(93,314)	$5,051	$519,172
Parent issuance of Parent interests for acquisitions	23,750	—	—	23,750
Parent issuance of Parent interests for contingent consideration—related parties	4,032	—	—	4,032
Cash contributions from Parent	41,730	—	—	41,730
Cash distributions to Parent	(268)	—	—	(268)
Other comprehensive income	—	—	34,505	34,505
Net loss	—	(82,274)	—	(82,274)

Balance, December 31, 2022	676,679	(175,588)	39,556	540,647
Parent issuance of Parent interests for acquisitions	37,351	—	—	37,351
Parent issuance of Parent interests for contingent consideration—related parties	9,325	—	—	9,325
Cash contributions from Parent	550	—	—	550
Cash distributions to Parent	(1,527)	—	—	(1,527)
Other comprehensive loss	—	—	(17,390)	(17,390)
Net loss	—	(46,026)	—	(46,026)

Balance, December 31, 2023	$722,378	$(221,614)	$22,166	$522,930

See Notes to Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2023	2022
	(Dollars in thousands)
Cash flows from operating activities:
Net loss	$(46,026)	$(82,274)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of intangible assets	70,068	76,461
Depreciation of property and equipment	22,733	16,559
Goodwill impairment	5,051	23,440
Amortization of debt issuance costs and discounts	5,035	5,535
Stock-based compensation	10,051	5,185
Changes in the fair value of contingent consideration	17,647	3,012
Changes in the fair value of contingent consideration—related parties	13,424	1,310
Deferred taxes	(13,336)	4,050
Equity in earnings of joint venture	(1,329)	—
Return on investment in joint venture	1,329	—
Operating lease right-of-use asset lease expense	9,060	7,547
Other	1,156	1,365
Changes in operating assets and liabilities:
Accounts receivable, net	(80,976)	(95,262)
Contract assets	(23,687)	(1,899)
Prepaid expenses and other	3,264	(2,683)
Accounts payable	(5,020)	17,275
Accrued compensation and benefits	6,645	(1,283)
Accrued and other current liabilities	1,230	5,773
Contract liabilities	46,153	50,667
Operating lease liabilities, current and long-term	(8,633)	(6,159)
Other long-term assets and liabilities	78	(1,623)

Cash provided by operating activities	33,917	26,996

Cash flows from investing activities:
Purchases of property and equipment	(17,073)	(26,312)
Consideration paid for acquisitions, net of cash acquired	(119,882)	(134,151)
Proceeds from sale of property and equipment	353	88
Return of investment in joint venture	2,700	—

Cash used in investing activities	(133,902)	(160,375)

Cash flows from financing activities:
Term loan & DDTL borrowings	140,000	126,559
Term loan & DDTL borrowings—related parties	15,000	20,133
Term loan & DDTL payments	(9,841)	(8,001)
Notes payable borrowings	—	2,759
Notes payable payments	(4,755)	(2,002)
Borrowings on revolver	—	20,250
Payments on revolver	—	(20,250)
Financing lease payments	(1,937)	(1,221)
Cash distributions to Parent	(1,527)	(268)
Cash contributions from Parent	550	41,730
Debt issuance costs	(3,499)	(3,982)
Payments of contingent consideration—related parties	(5,520)	(1,900)

Cash provided by financing activities	128,471	173,807

Increase in cash and cash equivalents and restricted cash	28,486	40,428
Cash and cash equivalents and restricted cash, beginning of period	60,434	20,006

Cash and cash equivalents and restricted cash, end of period	$88,920	$60,434

The supplemental disclosures to the Consolidated Statements of Cash Flows are included in “Note 18—Other Financial Information”

See Notes to Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Nature of Operations

Legence Holdings LLC and its subsidiaries (“Legence” or the “Company”) are a leading provider of engineering, installation and maintenance services for mission-critical systems in buildings. The Company focuses on high-growth sectors that have technically demanding buildings, including technology, life sciences, healthcare and education. Legence specializes in designing, fabricating and installing complex heating, ventilation and air conditioning (“HVAC”), process piping and other mechanical, electrical and plumbing (“MEP”) systems for new facilities and upgrading HVAC, lighting and building controls in existing facilities to make them more energy efficient and sustainable. Services are primarily provided on a fixed price basis.

The Company was formed as a single-member limited liability company under the laws of the State of Delaware on October 30, 2020. Legence is a wholly-owned subsidiary of Legence Intermediate LLC (“Member”) which is a wholly-owned subsidiary of Legence Parent LLC (“Parent”). The powers of Legence will be exercised by the authority of Parent, as the Company’s ultimate parent. Parent has designated certain individuals as officers of the Company.

Note 2—Summary of Significant Accounting Policies

The Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Legence and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Business Combinations

Business combinations are recorded in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the consideration transferred by the acquirer is assigned to the identifiable assets acquired and liabilities assumed as of their acquisition date fair values. Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions. ASC 805 provides certain recognition and measurement exceptions such as leases, contract assets and contract liabilities, and income taxes, which are accounted for under ASC 842, ASC 606 and ASC 740, respectively. Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets and liabilities acquired. Bargain purchase gains represent the excess of the fair value of identifiable assets and liabilities acquired over the consideration transferred. The results of operations of acquired companies are included in the Consolidated Statements of Operations from their acquisition dates.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires the Company to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the related revenues and expenses and related disclosures as of the date of the Consolidated Financial Statements. Actual results could differ from those estimates. The Company’s Consolidated Financial Statements include estimates and assumptions related primarily to Revenue, Goodwill, Income taxes and Business combinations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Revenue and Cost Recognition

The Company’s revenue is primarily derived from project contracts that can span from one day to several years, though most projects are completed in less than one year. Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Refer to “Note 3—Revenue Recognition and Related Balance Sheet Accounts” for additional information.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in banks and highly liquid investments with maturities of three months or less at the date of purchase The Company considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

At various points in time, the Company may have restricted cash. Restricted cash represents legally restricted funds that are not available for general business use and are set aside for specific purposes. The Company classifies restricted cash separately from cash and cash equivalents on the Consolidated Balance Sheet.

Refer to “Note 18—Other Financial Information” for additional information.

Accounts Receivable, Contract Assets and Allowance for Credit Losses

Accounts receivable primarily consists of contracts receivable, which include billed and billable amounts for goods and services provided to customers for which the Company has an unconditional right to payment. Amounts contingent on anything other than the passage of time are contract assets.

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers maintaining allowances for estimated credit losses that, when realized, have been within management’s expectations. The Company estimates and records expected credit losses over the contractual life of its financial assets measured at amortized cost, including accounts receivable and contract assets. The estimate uses a loss-rate method based on historical loss activity adjusted for current market conditions and reasonable and supportable forecasts, as applicable. Accounts receivable are generally written off when they are determined to be uncollectible after reasonable collection efforts have been made and collection appears unlikely.

See “Note 3—Revenue Recognition and Related Balance Sheet Accounts” for additional information.

Deferred Contract Costs

Deferred contract costs, within Prepaid expenses and other, represent costs to (a) obtain a contract that are incremental because they were only incurred as a result of securing that contract and (b) costs to fulfill a contract that occur prior to transferring a good or service to a customer. Deferred contract costs are amortized over the life of the underlying contract consistent with the transfer to the customer of the good or service to which they relate. Both selling expenses that are not incremental to a contract and costs incurred to fulfill a contract that occur prior to transferring a good or service to a customer that are not expected to be recovered are expensed as incurred.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Property and Equipment, Net

Property and equipment is stated at cost, net of accumulated depreciation. Interest costs are capitalized on qualified capital projects as part of the net asset cost until the asset is ready for its intended use. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets.

Software obtained for internal use and internal and external software development costs incurred during the application development stage of projects, are generally capitalized at cost, unless relating to training or data conversion, which are expensed as incurred. Betterments, additions, and renewals that significantly extend the life of the asset are capitalized and depreciated over their useful lives. Expenditures for repairs and maintenance are charged to expense as incurred.

Upon retirement or disposition of property or equipment, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is recognized in the Consolidated Statements of Operations.

The estimated useful lives for new property and equipment acquired are generally as follows:

Autos and trucks	2-5 years
Computer equipment and software	3-5 years
Leasehold improvements	Various	(1)
Equipment and tools	5 years
Office furniture and other	4-7 years

(1)  Leasehold Improvements are amortized over the shorter of their useful life and the remaining lease term, unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise the option to purchase the underlying asset, in which case the leasehold improvements will be amortized over their useful lives.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets and liabilities of the acquired business. Goodwill is not subject to amortization but is evaluated for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete information is available. Goodwill is evaluated for impairment on an annual basis as of October 1st and on an interim basis if events or circumstances arise which indicate that the carrying value of goodwill may not be recoverable from future cash flows.

The Company has determined its reporting units are its operating companies, which constitute businesses. The Company has an option of performing a qualitative assessment of impairment to determine whether any further quantitative testing for impairment is necessary. If the Company determines, based on qualitative factors, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative assessment is performed to compare the fair value of the reporting unit to its carrying value. Further, the Company may choose to bypass the qualitative assessment and proceed directly to the quantitative assessment. An impairment loss is recognized for a reporting unit to the extent fair value is less than the carrying value, limited to the amount of goodwill allocated to that reporting unit.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Fair values of reporting units are estimated based on a market approach and an income approach. The income approach utilizes discounted future cash flows and assumptions critical to the fair value estimate of the discounted cash flow model including the revenue growth rate, forecasted margins, and discount rate. The market approach utilizes market multiples of invested capital from comparable publicly traded companies. The market multiples from invested capital include revenue, book equity plus debt, and earnings before interest, provision for income taxes, depreciation and amortization (“EBITDA”). If an impairment loss is determined, the loss is recognized in the Consolidated Statements of Operations.

The Company completed its annual goodwill impairment test effective October 1, 2023. See “Note 5—Goodwill and Intangible Assets” for additional information regarding Goodwill.

Intangible Assets, Net

The Company’s identifiable intangible assets include customer relationships, trade names, and contract backlog. All finite-lived identifiable intangible assets are subject to amortization on a straight-line basis over their estimated lives. Refer to “Note 5—Goodwill and Intangible Assets” for additional information regarding intangible assets.

Long-Lived Assets Impairment

Long-lived assets, which include property and equipment, operating lease right-of-use assets, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability generally is determined by comparing the carrying value of an asset group to the expected undiscounted future cash flows of the asset group. If the carrying value of an asset group exceeds its expected undiscounted future cash flows (i.e. not recoverable), the amount of impairment loss is measured as the difference between the carrying value of the asset group and its estimated fair value generally using the expected discounted future cash flows. No impairment charge was recorded against long-lived assets for the years ended December 31, 2023 and 2022.

Equity Method Investments

A joint venture investment in which the Company has significant influence, but not control, is accounted for in the Company’s Consolidated Financial Statements using the equity method of accounting. When joint venture investments are acquired through a business combination, they are stated at fair value at the time of acquisition. The joint venture investment is adjusted for contributions made, distributions received, and the Company’s share of income or loss. Equity in earnings of joint venture, presented in the Company’s Consolidated Statements of Operations, reflects the Company’s share of joint venture income or loss. Distributions received from the joint venture investment are accounted for under the cumulative earnings approach, which compares the Company’s cumulative distributions received from the joint venture against its cumulative equity in earnings of joint venture. Distributions received in excess of the joint venture investment of $1.5 million are recorded in Other long-term liabilities on the Consolidated Balance Sheet as of December 31, 2023, since the Company has an obligation to fund joint venture losses.

Insurance

Legence maintains insurance for general liability, workers’ compensation, automobile liability and professional liability, subject to policy limits. Most of the Company’s insurance policies also include deductibles. The Company has umbrella and excess coverage attached to these policies that insure the Company for certain amounts in excess of the related insurance policy limits. The Company is self-insured for its medical coverage and is covered by stop-loss insurance for claims in excess of a contractual limit.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Insurance liabilities are estimated based on (i) reported claims and (ii) amounts incurred but not reported. The liability for reported claims is estimated by evaluating the facts and circumstances of each claim and are adjusted from time to time based upon the status of each claim and the Company’s historical experience with similar claims. The liability for amounts incurred but not reported is estimated each reporting period by a third-party and includes provisions for expected claims to be reported in the future but which have occurred prior to the accounting date. Insurance liabilities are reflected in the Consolidated Balance Sheet in Accrued and other current liabilities. Any adjustments to these liabilities are recorded in the Consolidated Statements of Operations.

Debt Issuance Costs

The Company has obtained debt financing using term loans, delayed draw term loan (“DDTL”) commitments, and a revolving line of credit. Debt issuance costs incurred to obtain financing are amortized over the expected term of the underlying debt. Unamortized debt issuance costs related to term loans are presented in the Consolidated Balance Sheet as a direct deduction from the carrying amount of Long-term debt and Long-term debt—related parties, consistent with debt discounts, and amortized using the effective interest method. When financing arrangements are amended, the existing unamortized costs are either written off, for lenders that no longer provide financing, or amortized using an updated effective interest when there is no substantial change to the related debt. Unamortized debt issuance costs related to the revolving line of credit are included in Other assets on the Consolidated Balance Sheet and are amortized using the straight-line method.

Shipping and Handling Costs

The Company includes all shipping and handling charges incurred in Cost of revenue. Shipping and handling costs charged to customers are included as a component of Revenue.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value, as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs that reflect the reporting entity’s own assumptions on which assumptions the market participants would use in pricing the asset or liability based on the best available information.

Interest Rate Swaps

The Company has interest rate swap agreements to reduce its exposure to fluctuations in variable interest rates for future interest payments on debt. The Company has designated these interest rate swaps as cash flow hedges and records the changes in the estimated fair value of the interest rate swaps to Accumulated other comprehensive income (“AOCI”) on its Consolidated Balance Sheet in accordance with ASC Topic 815, Derivatives and Hedging. Differences between the variable interest rate payments and the fixed interest rate settlements with the swap counterparties are recognized as an adjustment to Interest expense, net of capitalized

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

interest on the Consolidated Statements of Operations. Amounts reported in AOCI related to cash flow hedges are reclassified to Interest expense, net of capitalized interest, as interest payments are made on the Company’s variable-rate debt. Cash flows from derivatives designated as cash flow hedges are classified in the same category as the item being hedged in the Consolidated Statements of Cash Flows. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. The Company assesses, both at inception and at each reporting period thereafter, whether the designated derivative instrument is highly effective in offsetting changes in cash flows of the hedged item. To the extent the interest rate swaps are determined to be ineffective, the Company recognizes the changes in the estimated fair value of the interest rate swaps in earnings. The Company has elected not to offset the assets and liabilities from derivative agreements and instead presents the related balances on a gross basis. If it becomes probable that the forecasted transaction will not occur, the hedge relationship will be de-designated, and amounts in AOCI will be reclassified to Interest expense, net of capitalized interest in the current period.

Leases

The Company leases real estate, vehicles and equipment. The Company determines whether the arrangement is or contains a lease at the inception of the contract and classifies leases as either operating or finance at lease commencement.

The Company records right-of-use assets and corresponding lease liabilities for its leases, which are initially recognized based on the present value of lease payments over the lease term. Right-of-use assets also include initial direct costs incurred, lease payments made at or before commencement, less any lease incentives received. When measuring the right-of-use asset and lease liability, fixed payments and variable payments that depend on an index or a rate are included. Other variable payments are excluded from such measurement and expensed as incurred. As the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate for initial measurement. The incremental borrowing rate represents the rate of interest the Company would pay to borrow on a collateralized basis, over a similar term, an amount equal to the lease payments as of the commencement date.

The lease term is the non-cancellable period of the lease, adjusted for options to renew the lease when it is reasonably certain that the Company will exercise the option. Many real estate leases contain options to renew or terminate the lease, generally at the Company’s discretion; however, options are often not included in the lease term as the Company is not reasonably certain to exercise the options. Short-term leases, which are leases with an initial term of 12 months or less or leases that are cancellable by the lessee and lessor without significant penalties are not recorded on the Consolidated Balance Sheet and are expensed on a straight-line basis over the lease term.

For leases of real estate, the Company elected not to separate lease and non-lease components. For all other lease asset classes, the Company separates the accounting for lease and non-lease components.

Please refer to “Note 7—Leases” for additional lease information and disclosures.

Member’s Equity

Contributions to the Company from the Parent and distributions from the Company to the Parent are accounted for by the Company as an adjustment to Member’s equity. Additionally, Parent may issue Parent interests to

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Company’s employees or to other parties to facilitate certain transactions, which the Company accounts for as a capital contribution from or on behalf of Parent recorded within Member’s equity.

Please refer to “Note 11—Member’s Equity” for additional information related to equity.

Stock-Based Compensation

Parent issues Series A profits interests (“Series A Profits Interests”) awards and Restricted Series C common interests (“Restricted Series C Common Interests”) awards as compensation to the Company’s employees. Because these Parent interests are issued to the Company’s employees, are indexed and settled in Parent interests, and the Company does not reimburse the Parent for the awards, the Company accounts for these awards as share-based payment awards under ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). The Company recognizes compensation expense for equity-classified awards at their fair value measured as of the grant date. The Company recognizes compensation expense for liability-classified awards at their fair value measured as of the reporting date, with an offset to stock-based payment liability in Other long-term liabilities on the Consolidated Balance Sheet.

Series A Profits Interests awards are comprised of time vesting (60%) (“Time Interests”), performance vesting (20%) (“Performance Interests”), and exit vesting (20%) (“Exit Interests”). Time Interests and Restricted Series C Common Interests are service based awards, and the Company accounts for these awards as liability-classified awards under ASC 718. The awards are liability-classified due to a below fair value repurchase feature that is exercisable by the Parent under certain termination scenarios. The Company recognizes compensation expense on a straight-line basis over the five-year vesting period with accelerated vesting and compensation expense when or if a change of control, as defined in Parent agreement (“Change of Control”), event occurs. The liability is adjusted for changes in fair value at each reporting date.

The Company accounts for the Performance Interests as equity-classified awards under ASC 718 and recognizes compensation expense when or if certain liquidity events (including Change of Control) that trigger vesting occur. The Company accounts for the Exit Interests as equity-classified awards under ASC 718 and recognizes compensation expense when or if a Change of Control that triggers vesting occurs. Awards forfeitures are accounted for as they occur.

The Company utilizes an option-pricing model (“OPM”) using certain assumptions to determine the fair value of stock-based awards. The expected life assumption represents the period of time the interests are expected to be outstanding while the risk-free rate is based on the U.S. Treasury yield for a term consistent with the expected life. The expected volatility assumption is based on the volatility of guideline public companies, adjusted for the Company’s size and leverage. Since the Parent’s interests do not have a provision for dividends, the Company’s expected dividend yield assumption is nil.

Once vested, the holders of the Series A Profits Interests may participate in distributions of the Company’s earnings, assets and properties upon liquidation or a distribution as directed by the Parent’s board of directors. The proceeds are distributed first to the holders of Common Interests until their unreturned contributions are reduced to zero, and thereafter to the holders of vested Series A Profits Interests and Common Interests pro rata based on their aggregate percentage interests (taking into account any applicable participation thresholds). Please refer to “Note 11—Member’s Equity” for additional information regarding Common Interests. The Series A Profits Interests are subject to certain forfeiture and repurchase provisions in the event of interest holder termination.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Parent issued Restricted Series C Common Interests to certain employees. Restricted Series C Common Interests participate in distributions alongside Common Interests and are subject to the same forfeiture and repurchase provisions as the Series A Profits Interests. Holders of Restricted Series C Common Interests must repay any distributions received on unvested Restricted Series C Common Interests within 15 days of forfeiture.

Please refer to “Note 12—Stock-Based Compensation” for additional information and further disclosures regarding stock-based compensation.

Income Taxes

Parent is treated as a partnership for federal and state income tax purposes and indirectly owns 100% of the shares of multiple corporations. As a result, the members of Parent are taxed individually on their proportionate share of Parent’s income or loss. The corporations indirectly owned by Parent are subject to entity-level taxation and, as a result, provision for federal, state and local income taxes.

Income taxes for the corporations are provided for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the Consolidated Balance Sheet and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Under the provisions of ASC 740-10 Income Taxes—Overall (“ASC 740-10”), the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. For those tax positions where it is not “more likely than not” that a tax benefit will be sustained, no tax benefit is recognized. The Company classifies interest expense and penalties relating to income tax in the Consolidated Statements of Operations as Income tax (benefit) expense.

Earnings Per Share

Earnings per share is not presented in the Consolidated Financial Statements as the Company is a single member limited liability company.

Recent Accounting Pronouncements

Income Statement - Expense Disaggregation - In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures” (“Update 2024-03”). This update requires disclosure of disaggregated information about certain income statement expense line items in the notes to the financial statements on an interim and annual basis. Update 2024-03 will be effective for the Company’s year ending December 31, 2027, with early adoption permitted. The Company is currently evaluating the impact that the adoption of Update 2024-03 will have on its Consolidated Financial Statements.

Compensation - Stock Compensation - In March 2024, the FASB issued ASU 2024-01, “Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards” (“Update 2024-01”). This

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

update adds an illustrative example to demonstrate how an entity should apply the scope guidance to determine whether profits interest awards should be accounted for in accordance with ASC 718. Update 2024-01 is effective for the Company’s year ending December 31, 2025. Early adoption is permitted. The guidance may be applied on either a retrospective or a prospective basis. The Company is currently evaluating the impact of Update 2024-01 on its Consolidated Financial Statements.

Income Taxes - In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“Update 2023-09”) . The amendments in this update provide more transparency about income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Update 2023-09 is effective for the Company’s year ending December 31, 2025 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of Update 2023-09 on its Consolidated Financial Statements.

Segment Reporting - In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)- Improving Reportable Segment Disclosures” (“Update 2023-07”). This update requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and a description of other segment items by reportable segment. ASU 2023-07 clarifies that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, an entity may report one or more of those additional measures of segment profit. Update 2023-07 also requires all annual disclosures currently required by Topic 280 to be included in interim periods. This update is effective for the Company’s year ended December 31, 2024, and interim periods beginning for the year ending December 31, 2025. Retrospective application is required. As a result, Update 2023-07 will require additional segment expense disclosures when adopted in the Company’s Consolidated Financial Statements for the year ended December 31, 2024 and in periodic reports thereafter.

Note 3—Revenue Recognition and Related Balance Sheet Accounts

Revenue is recognized when control of the promised goods or services is transferred to the customer, either at a point-in-time or over-time, as the performance obligation is satisfied. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for those goods or services provided. The five-step model is applied as follows:

1) Identify the contract

Management determines if a contract exists using the following factors: (a) the parties have approved the contract and are committed to perform their respective obligations, (b) the rights of the parties can be identified, (c) payment terms can be identified, (d) the arrangement has commercial substance, and (e) collectability of consideration is probable. The Company transacts with customers that management believes are credit worthy, and management considers historical customer practices and payment history when determining whether collection is probable.

2) Identify performance obligations in the contract

A performance obligation is a contractual promise to transfer a distinct good or service. The Company applies judgment in determining whether each promise or groups of promises are both (a) capable of being distinct and (b) distinct within the context of the contract. Most of the Company’s contracts are considered to have a single performance obligation because (a) the Company provides a significant service of integrating complex tasks and components into a single project or capability, and (b) the risks associated with the Company’s performance,

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

including customer acceptance clauses, warranty provisions, and liquidated damages, are tied to the overall project.

Contracts with customers are often modified through change orders that may impact the scope or price of the goods or services the Company is providing. The Company evaluates change orders to determine whether they create separate performance obligations. Many change orders are for goods or services that are not distinct within the context of the original contract, and, therefore, are not treated as a separate performance obligation.

3) Determine the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. The consideration promised in a contract with customers may include fixed amounts, variable amounts, or both. After contract inception, the transaction price may change for various reasons, including executed or unresolved change orders, executed or unresolved contract modifications, claims to or from the customer or owner, and back-charge recoveries. The customers may partially or fully agree with such modifications or affirmative claims. Most changes are considered variable consideration until approved by both parties.

The Company estimates variable consideration, such as bonuses or penalties, and includes it in the transaction price to the extent it is probable that a significant future reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is resolved. In assessing whether to apply a variable consideration constraint, the Company considers if factors exist that could increase the likelihood or magnitude of a potential reversal of revenue, including, but not limited to, whether: (a) the amount of consideration is highly susceptible to factors outside of the Company’s influence, such as the actions of third parties, (b) the uncertainty surrounding the amount of consideration is not expected to be resolved for a long period of time, and (c) the Company’s experience with similar types of contracts is limited or that experience has limited predictive value.

Management reassesses the amount of variable consideration each reporting period, and changes to estimated variable consideration are accounted for as a cumulative adjustment to revenue recognized in the current period. Recognizing changes in the transaction price requires significant judgments of various factors, including, but not limited to, dispute resolution developments and outcomes and anticipated negotiation results.

For some transactions, customers may withhold a portion of the contract price as a contract retention until the project is substantially complete or completed to ensure performance; however, these arrangements typically do not constitute a significant financing component.

4) Allocate the transaction price to the performance obligations

For contracts that contain multiple performance obligations, the transaction price is allocated to each performance obligation based on their estimated relative standalone selling prices. The Company generally estimates standalone selling price using the expected costs plus a margin.

5) Recognize revenue as performance obligations are satisfied

The Company recognizes revenue when or as a performance obligation is satisfied, which occurs when the customer obtains control. This can occur over time or at a point in time.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company satisfies most performance obligations over time because the Company’s performance typically either creates or enhances an asset the customer controls or because the customer simultaneously receives and consumes the benefit from the Company’s performance under the contract.

For most contracts, the Company measures progress using an input method (i.e., “cost-to-cost”). Under the cost-to-cost method, costs incurred to date are generally the best depiction of transfer of control. For some contracts, the Company uses an output method (i.e., “milestone achievement”), where the transfer of services reasonably depicts the fulfillment of performance obligations. This determination requires judgment based on the nature of the services to be provided.

Performance obligations related to sales of custom-fabricated, construction-related materials are satisfied at a point in time and revenue is recognized upon delivery of the products to the customer.

Performance obligations related to energy procurement infrastructure services are satisfied at a point in time and revenue is recognized upon the Company securing energy supply or infrastructure service contracts on behalf of customers.

The Company invoices its customers in accordance with contractual payment terms. It is common for construction contracts to specify that an architect or a general contractor is not required to submit payments to a subcontractor until it has received those funds from the owner or funding source. In most instances, the Company receives payment of its invoices between 30 to 90 days of the invoice.

Changes in Estimates

For contracts where the Company applies the cost-to-cost input method, the accuracy of the Company’s revenue and profit recognition in each year depends on the accuracy of management’s estimates of the cost to complete each project. Contract costs include labor, material, subcontractors and various overhead costs such as maintenance, depreciation, consumables, or equipment rental, which are either directly related to the fulfillment of specific contract performance obligations or indirectly contribute to the overall customer service delivery fulfillment of multiple contracts and obligations. Costs associated with change orders, unresolved contract modifications, claims to or from owners and back-charge recoveries are recorded as incurred. Revisions to estimated total costs are reflected in the Company’s measure of progress.

There are several factors that can contribute to changes in estimates of contract cost and profitability.

Potential factors include:

•	The completeness and accuracy of the original bid;

•	Costs associated with scope changes and changes from the original design;

•	Changes in costs of labor and/or materials, owner changes, weather, site conditions and other delays;

•	Subcontractor performance;

•	Changes in productivity expectations;

•	The Company’s ability to fully and promptly recover on contract scope changes; and

•	The customer’s ability to properly administer the contract.

The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit from period to period, which may have a significant

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

impact on the Consolidated Financial Statements. At the time a loss on a contract becomes probable, the entire amount of the estimated loss is accrued. Management monitors for circumstances that may affect the accuracy of its estimates.

Disaggregation of Revenue

The Company’s revenue was derived from contracts to provide services in the Engineering & Consulting and Installation & Maintenance segments. Refer to “Note 15—Segment Information” for additional information on reportable segments.

The Company disaggregates revenue by service line as management believes this category best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See details in the following table (in thousands):

	Year Ended December 31,
Revenue by Service Line and Segment	2023	2022
Engineering & Consulting:
Engineering & Design	$222,198	$141,110
Program & Project Management	204,048	187,499

Total Engineering & Consulting segment	426,246	328,609
Installation & Maintenance:
Installation & Fabrication	942,841	738,123
Maintenance & Service	245,975	179,769

Total Installation & Maintenance segment	1,188,816	917,892

Total revenue	$1,615,062	$1,246,501

No single customer accounted for more than 10% of total revenue in the years ended December 31, 2023 or 2022.

Contract Assets and Liabilities

Due to the nature of the Company’s performance obligations and the timing of contractual payment terms, the Company has material contract asset and liability balances. Contract assets represent revenue recognized in excess of amounts paid or payable to the Company on uncompleted contracts for which the right to bill is conditional on something other than the passage of time (e.g., the Company’s future performance on uncompleted contracts or performance obligations). Contract liabilities represent the Company’s obligation to perform on uncompleted contracts for which the Company has received payment.

Contract assets and contract liabilities in the Consolidated Balance Sheet consist of the following amounts (in thousands):

	December 31,
	2023	2022
Contract assets:
Contract assets, net	$125,373	$91,481
Other assets	$1,772	$1,007
Contract liabilities	$164,598	$94,711

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Contract assets include $83.1 million and $49.4 million of contract retentions as of December 31, 2023 and December 31, 2022, respectively. Contract retentions included in contract assets are generally subject to substantial project completion and acceptance by the customer.

Contract assets and liabilities fluctuate based on factors that occur in the normal course of business, including the volume of projects in progress at period end, the timing of negotiated payment terms, billing frequency and other differences in payment terms relative to revenue recognition.

The Company recognized $10.3 million of contract assets and $22.2 million of contract liabilities related to acquisitions completed during the year ended December 31, 2023. The remaining increase in contract assets from December 31, 2022 to December 31, 2023 is primarily due to the overall increase in the Company’s volume of project activity, reflected in increased total revenue for the year ended December 31, 2023, particularly in the Installation & Maintenance segment. The increase in contract liabilities from December 31, 2022 to December 31, 2023 is due to the overall increase in the Company’s volume of project activity as well as the timing of scheduled billings exceeding revenue recognition from service delivered to customers.

During the years ended December 31, 2023 and 2022, the Company recognized revenue of $82.9 million and $34.6 million, respectively, related to contract liabilities outstanding as of the end of the prior year.

Contracts Receivable

Included in the contracts receivable balance is retention for which the Company has an unconditional right to payment and is only subject to the passage of time. Retentions included in Contracts Receivable as of December 31, 2023 and 2022 are $13.2 million, and $10.1 million, respectively.

Remaining Performance Obligations

The Company had approximately $1,308.3 million in remaining performance obligations as of December 31, 2023, which represent the total dollar value of work to be performed on contracts awarded and in progress. The Company expects to recognize 75% of the remaining performance obligations within the next twelve months and the remaining 25% thereafter.

Although remaining performance obligations reflect business that is considered to be firm, cancellations, scope adjustments or project deferrals may occur that impact their volume or the expected timing of their recognition. Remaining performance obligations are adjusted to reflect these impacts as appropriate.

Note 4—Acquisitions

Acquisitions are recorded under the acquisition method of accounting, and the total consideration transferred is allocated to the acquired net tangible and identifiable intangible assets based primarily on their fair values as of the acquisition dates. The estimated fair value of identified intangible assets are Level 3 fair value measurements and are determined using discounted cash flow techniques. Fair value is estimated using a multi-period excess earnings method for customer relationships and backlog and a relief from royalty method for trade names. The significant assumptions used in estimating fair value of customer relationships and backlog include i) the estimated life the asset will contribute to cash flows, such as remaining contractual terms, (ii) revenue growth rates and EBITDA margins, (iii) attrition rate of customers, and (iv) the estimated discount rates that reflect the level of risk associated with receiving future cash flows. The significant assumptions used in estimating fair value of trade names include discount rates and estimated royalties that would be paid to license a comparable asset. The royalty rates used in this method are based on published comparable market royalty transactions.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

2023 Acquisitions:

On August 1, 2023, the Company acquired all the outstanding equity of San Jose Boiler Works, Inc. (“San Jose Boiler”). San Jose Boiler is a full spectrum boiler sales, installation, maintenance and repair service company operating in California. The acquisition expands the Company’s technical offerings and capabilities in Northern California while growing the service and maintenance base. The consideration transferred primarily includes cash and promissory notes issued to the sellers with face amounts totaling $3.3 million, consisting of 3-year promissory notes totaling $1.8 million and 1.5-year promissory notes totaling $1.5 million. The promissory notes accrue interest at a 6.0% annual rate, which may be added to the principal amount of the notes on an annual basis at the option of the Company. The acquisition-date fair value of the promissory notes was $3.2 million. The San Jose Boiler operations and associated goodwill are included in the Installation & Maintenance segment.

On September 1, 2023, the Company acquired all the outstanding equity of A.O. Reed & Co. (“A.O. Reed”). A.O. Reed is a mechanical contracting company based in California. The acquisition expands the Company’s fabrication, installation and maintenance services to new geographic markets and priority end markets. The consideration transferred includes an earnout provision for attainment of targeted EBITDA, as defined in the purchase agreement, for the year ended December 31, 2023, up to $12.0 million. The acquisition-date fair value of the contingent consideration was $11.5 million. The A.O. Reed operations and associated goodwill are included in the Installation & Maintenance segment.

On November 1, 2023, the Company acquired all the outstanding equity of OCI Associates, LLC (“OCI”). OCI is a consulting engineering and commissioning services firm based in Florida. The acquisition expands the Company’s technical offerings to new geographic markets and priority end markets. The consideration transferred includes an earnout provision for attainment of targeted EBITDA, as defined in the purchase agreement, for the year ended December 31, 2023, up to $3.0 million. The acquisition-date fair value of the contingent consideration was $2.4 million. The OCI operations and associated goodwill are included in the Engineering & Consulting segment.

During the year ended December 31, 2023, the Company completed one other immaterial acquisition (“Other 2023 Acquisition”) and recognized a bargain purchase gain of $0.3 million, included in Other expense (income), net on the Consolidated Statements of Operations, which was derived primarily from negotiating directly with sellers without a competitive bidding process.

Total consideration transferred of $188.5 million for the 2023 acquisitions consists of the following (in thousands):

	San Jose Boiler	A.O. Reed	OCI	Other 2023 Acquisition	Total
Cash	$9,776	$92,388	$23,750	$—	$125,914
Parent issuance of Parent interests	—	33,333	4,018	—	37,351
Contingent consideration (earnout)	—	11,529	2,400	—	13,929
Holdback	200	3,294	870	—	4,364
Promissory notes due to seller	3,150	—	—	—	3,150
Purchase price (receivable) payable	(88)	4,009	(167)	—	3,754

Total consideration transferred	$13,038	$144,553	$30,871	$—	$188,462

Parent issued 22,053 Series C Common Interests in the Company’s purchase of A.O. Reed and 2,557 Series C Common Interests in the Company’s purchase of OCI. The fair value of Parent interests was estimated utilizing

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

the OPM. Contingent consideration is valued using a Monte Carlo Analysis. For the A.O. Reed and OCI acquisitions, the contingent consideration was transferred to sellers who became members of management of the Company and therefore are related parties. Holdback amounts reflect consideration transferred to be paid in cash after the acquisition date assuming conditions for release of the holdback are met. As of December 31, 2023, there is $4.4 million in holdback included in Accrued and other current liabilities on the Consolidated Balance Sheet related to 2023 acquisitions.

A summary of the purchased assets and liabilities for the 2023 acquisitions acquired at their fair value was as follows (in thousands):

	San Jose Boiler	A.O. Reed	OCI	Other 2023 Acquisition	Total
Cash	$1,125	$5,200	$80	$—	$6,405
Accounts receivable	2,808	41,796	4,609	—	49,213
Contract assets	—	10,271	—	—	10,271
Prepaid expenses and other	3,470	1,479	130	7	5,086
Property and equipment	1,421	9,902	193	—	11,516
Operating lease right-of-use assets	1,464	9,915	1,508	—	12,887
Goodwill	3,424	43,619	12,698	—	59,741
Intangible assets	3,070	80,500	15,100	350	99,020
Other assets	—	2,740	5	—	2,745

	16,782	205,422	34,323	357	256,884

Accounts payable	(305)	(23,697)	(138)	—	(24,140)
Accrued compensation and benefits	(249)	(4,026)	(1,772)	—	(6,047)
Accrued and other current liabilities	(346)	(1,387)	(34)	—	(1,767)
Contract liabilities	(40)	(22,194)	—	—	(22,234)
Current portion of operating lease liabilities	(246)	(680)	(335)	—	(1,261)
Current portion of long-term debt	(79)	—	—	—	(79)
Operating lease liabilities, net of current portion	(1,218)	(8,885)	(1,173)	—	(11,276)
Long-term debt	(153)	—	—	—	(153)
Deferred tax liabilities, net	(1,108)	—	—	(89)	(1,197)

	(3,744)	(60,869)	(3,452)	(89)	(68,154)

Net acquired assets	$13,038	$144,553	$30,871	$268	$188,730

Finite-lived intangible assets that are being amortized using the straight-line method over their estimated lives as of December 31, 2023 consist of the following (in thousands, except weighted-average useful lives):

	San Jose Boiler	A.O. Reed	OCI	Other 2023 Acquisition	Total	Weighted- average Useful Life (in years)
Customer relationships	$1,630	$61,900	$12,100	$325	$75,955	9.6
Trade names	1,440	12,600	—	—	14,040	9.2
Contract backlog	—	6,000	3,000	25	9,025	1.8

	$3,070	$80,500	$15,100	$350	$99,020

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

During the year ended December 31, 2024, the purchase accounting was completed for all 2023 acquisitions without any material measurement period adjustments.

Goodwill arising from acquisitions is derived largely from expected synergies and growth as well as the acquired assembled workforces. Goodwill is deductible for tax purposes for the A.O. Reed and OCI acquisitions. Goodwill is not deductible for tax purposes for the San Jose Boiler acquisition.

Total Acquisition-related costs of $3.8 million were incurred during the year ended December 31, 2023, including $2.0 million for A.O. Reed, $1.0 million for OCI and $0.5 million for San Jose Boiler. These costs are included within Acquisition-related costs in the Consolidated Statements of Operations for the year ended December 31, 2023.

2022 Acquisitions:

On July 1, 2022, the Company acquired all the outstanding equity of Black Bear Energy, Inc. (“Black Bear”). Black Bear is an energy and sustainability consulting firm based in Colorado. The acquisition expands the Company’s technical capabilities, especially in clean energy procurement and implementation strategies, and geographic footprint. The seller is entitled to earnouts for attainment of targeted EBITDA, as defined in the purchase agreement, for the years ending December 31, 2022 and 2023 up to $5.0 million and $45.0 million, respectively. If the 2022 earnout target was not met, then the 2023 earnout maximum increased by $5.0 million to $50.0 million. At the option of the Company, fifty percent of the 2023 earnout may be paid in Parent interests. The acquisition-date fair value of the contingent consideration was $18.5 million, consisting of $2.3 million and $16.2 million for earnout years ended December 31, 2022 and 2023, respectively. The Black Bear operations and associated goodwill are included in the Engineering & Consulting segment.

On November 1, 2022, the Company acquired all of the outstanding equity of Shadpour Consulting Engineers, LP (“SC Engineers”). SC Engineers is a consulting engineering firm based in California. The acquisition expands the Company’s geographic footprint and technical capabilities to priority end markets. A 6-year promissory note payable was issued with a face amount of $10.0 million which accrues interest at 5.5%. Interest is added to the principal amount of the note on an annual basis. The full principal and interest are due at the end of the 6-year term or upon a change in control event as defined in the note agreement. The acquisition-date fair value of the promissory notes was $8.3 million. The SC Engineers operations and associated goodwill are included in the Engineering & Consulting segment.

On November 1, 2022, the Company acquired all of the outstanding equity of Lord Green Real Estate Strategies, LLC (“Lord Green”). Lord Green is a sustainability advisory firm based in Texas. The acquisition expands the Company’s service offerings with a focus on providing sustainability, Global Real Estate Sustainability Benchmark reporting and Green Building Certifications for institutional asset managers. Promissory notes were issued to the sellers with a face amount of $9.0 million, which accrues interest at 5.5%. Interest is added to the principal amount of the note on a quarterly basis. The full principal and interest are due at the earlier of the end of the 5-year term or upon a sale event as defined in the note agreement. The acquisition-date fair value of the promissory notes was $7.8 million. The Lord Green operations and associated goodwill are included in the Engineering & Consulting segment.

During the year ended December 31, 2022, the Company acquired five other businesses, collectively referred to as “Other 2022 Acquisitions”. Three businesses are part of the Engineering & Consulting segment. These businesses include an energy budget consultant, project development and energy commodity firm based in Pennsylvania, a consulting engineering services firm based in California and a consulting engineering services

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

firm based in Colorado. The other two acquired business are part of the Installation & Maintenance segment. One business is a full spectrum boiler sales, installation, maintenance and repair service provider based in New Mexico and a process piping contractor based in California.

Total consideration transferred of $194.5 million for the 2022 acquisitions consists of the following (in thousands):

	Black Bear	SC Engineers	Lord Green	Other 2022 Acquisitions	Total
Cash	$41,482	$28,645	$49,303	$15,210	$134,640
Parent issuance of Parent interests	10,000	10,000	—	3,750	23,750
Contingent consideration (earnout)	18,500	—	—	775	19,275
Holdback	—	—	500	1,175	1,675
Promissory notes due to seller	—	8,250	7,750	—	16,000
Purchase price receivable	—	(53)	(211)	(616)	(880)

Total consideration transferred	$69,982	$46,842	$57,342	$20,294	$194,460

Parent issued Series C Common Interests in the Company’s purchase of Black Bear, SC Engineers and Other 2022 Acquisitions for 7,455, 7,353 and 2,757 interests, respectively. Contingent consideration is valued using a Monte Carlo Analysis. For the acquisition of Black Bear, a portion of the contingent consideration was owed to sellers who became members of management of the Company and therefore are related parties. Holdback amounts reflect consideration transferred to be paid in cash after the acquisition date assuming conditions for release of the holdback are met. Promissory notes are valued using a discounted cash flow method.

Goodwill is deductible for tax purposes for the SC Engineers, Lord Green and Other 2022 Acquisitions. Goodwill is not deductible for tax purposes for the Black Bear acquisition.

Acquisition-related costs of $5.6 million were incurred for the year ended December 31, 2022, including $1.6 million for SC Engineers, $1.3 million for Black Bear and $0.8 million for Lord Green. These costs are included within Acquisition-related costs in the Consolidated Statements of Operations for the year ended December 31, 2022.

During the year ended December 31, 2022, the Company recognized a bargain purchase gain of $0.7 million, included in Other expense (income), net on the Consolidated Statements of Operations, related to Other 2022 Acquisitions, which was derived primarily from negotiating directly with sellers without a competitive bidding process.

Supplemental Pro Forma Information (Unaudited)

The following unaudited supplemental pro forma results of operations for Legence are presented as if 2023 acquisitions had been consummated on January 1, 2022 and 2022 acquisitions had been consummated on January 1, 2021. These unaudited supplemental pro forma results are provided for illustrative purposes only and may not be indicative of the actual results that would have been achieved by the combined companies or the future results of the combined companies (in thousands).

	Year Ended December 31,
	2023	2022
Revenue	$1,841,471	$1,518,571
Net Loss	$(21,166)	$(84,344)

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

These pro forma combined historical results were adjusted for: an increase in Interest expense for debt incurred by the Company to finance the transactions, increased depreciation and amortization expense due to the fair value of intangible assets, fixed assets and right-of-use assets and the reclassification of transaction expenses to the beginning of the respective pro forma period for each acquisition. The pro forma combined historical results do not eliminate the impact of Acquisition-related costs nor any cost savings or other synergies that may result from the acquisitions.

Results of Operations

For the year ended December 31, 2023, revenue of $101.4 million and net income of $4.4 million are included in the Consolidated Statements of Operations for the businesses acquired in 2023.

For the year ended December 31, 2022, revenue of $4.0 million and net loss of $(3.3) million are included in the Consolidated Statements of Operations for the businesses acquired in 2022.

Subsequent to 2023 Acquisitions:

On March 1, 2024, the Company acquired all of the outstanding equity of P2S LP (“P2S”) for approximately $85.0 million. P2S is a consulting engineering, commissioning and construction management services firm based in California. This acquisition expands the Company’s services to new geographic markets and priority end markets throughout the Western United States.

On April 1, 2024, the Company acquired certain assets of Corporate Sustainability Strategies, Inc. (“CSS”) for approximately $5.0 million. CSS is an energy and sustainability advisory firm based in California. This acquisition expands the Company’s service offerings with a focus on providing sustainability services, strategy, benchmarking and reporting services to commercial real estate clients.

On July 1, 2024, the Company acquired all of the outstanding equity of AMA Group (“AMA”) for approximately $160.0 million. AMA is a consulting engineering, commissioning and construction management firm based in New York. This acquisition expands the Company’s geographic footprint, technical offerings and end markets.

Note 5—Goodwill and Intangible Assets

The following is a summary of changes in the carrying value of Goodwill by segment (in thousands):

Carrying value of Goodwill	Engineering & Consulting	Installation & Maintenance	Total
Balance, December 31, 2022	$321,552	$301,095	$622,647
Acquisitions	12,698	47,043	59,741
Measurement period adjustments	(1,249)	(54)	(1,303)
Impairment	(5,051)	—	(5,051)

Balance, December 31, 2023	$327,950	$348,084	$676,034

Accumulated goodwill impairment
Balance, December 31, 2022	$—	$47,407	$47,407

Balance, December 31, 2023	$5,051	$47,407	$52,458

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

During the annual impairment testing conducted on October 1, 2023 and 2022, the Company bypassed the qualitative assessment and proceeded directly to the quantitative assessment. During the year ended December 31, 2023, it was determined the carrying amount of Goodwill for one reporting unit in the Engineering & Consulting segment exceeded fair value, resulting in goodwill impairment of $5.1 million. During the year ended December 31, 2022, it was determined the carrying amount of Goodwill for two reporting units in the Installation & Maintenance segment exceeded fair value, resulting in goodwill impairment of $23.4 million. The impairments were primarily driven by a decline in projected cash flows due to lower revenue projections and investments in support functions for both years and an increased cost of capital due to rising interest rates for the 2022 impairment. Impairment charges are presented in Goodwill impairment on the Consolidated Statements of Operations.

The Company’s identifiable Intangible assets, net as of December 31, 2023 consist of the following (in thousands, except weighted-average remaining lives):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- average Remaining Life (in years)
Customer relationships	$579,865	$(100,393)	$479,472	10.2
Trade names	174,070	(43,071)	130,999	7.3
Contract backlog	24,065	(16,389)	7,676	0.6

	$778,000	$(159,853)	$618,147

The value of acquired identifiable intangibles at the applicable acquisition dates in 2023 is $99.0 million. See “Note 4—Acquisitions” for further information.

Future amortization of intangible assets as of December 31, 2023 was as follows (in thousands):

Year ending December 31:
2024	$71,226
2025	68,883
2026	66,175
2027	65,942
2028	65,942
Thereafter	279,979

$618,147

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 6—Property and Equipment, net

Property and equipment are summarized by major classifications as follows (in thousands):

Property and equipment classification	December 31, 2023
Autos and trucks	$34,359
Computer equipment and software	31,567
Leasehold improvements	15,090
Equipment and tools	21,561
Office furniture and other	2,998
Finance lease assets (1)	8,452
Work-in-progress	938

Property and equipment, gross	114,965
Less: Accumulated depreciation	(43,221)

Property and equipment, net	$71,744

(1)	See “Note 7—Leases” for further information.

The depreciation expense on property and equipment amounted to $22.7 million and $16.6 million for the years ended December 31, 2023 and 2022, respectively. A portion of depreciation expense is included in Cost of revenue on the Consolidated Statements of Operations, which totaled $12.6 million and $10.5 million for the same respective years. The remaining amount for each respective year is included in Depreciation and amortization on the Consolidated Statements of Operations.

Note 7—Leases

The Company leases real estate, vehicles, and equipment under various arrangements. Certain real estate operating leases are under non-cancelable agreements with entities owned by members of its management team and/or Parent interests holders.

The Company’s operating leases primarily consist of real estate and equipment leases while finance leases primarily consist of vehicle leases. Many of the real estate operating leases contain options to renew or terminate the lease, generally at the Company’s discretion. Lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The Company does not have any leases that have not yet commenced that create significant rights and obligations for the lessee.

The Company has short-term leases ranging in term of 12 months or less. The majority of the Company’s short-term leases relate to facilities and equipment used on construction projects. Construction equipment leases are entered into at agreed upon hourly, daily, weekly, or monthly rental rates for an unspecified duration and typically have a termination for convenience provision. Such leases are considered short-term in nature unless it is reasonably certain that they will be leased for a period greater than 12 months. The below tables present information for lease positions, lease expense, cash flow and other information, and maturity of lease liabilities.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Lease position: Supplemental balance sheet information related to operating and finance leases was as follows (in thousands):

	Balance Sheet Classification	December 31, 2023
Finance leases
Assets
Finance lease assets	Property and equipment, net	$5,169
Liabilities
Current finance lease liabilities	Current portion of long-term debt	1,717
Long-term finance lease liabilities	Long-term debt	3,221
Total finance lease liabilities		$4,938
Weighted-average remaining lease term in years:
Operating leases—related parties		7.4
Operating leases		6.5
Finance leases		3.1
Weighted-average discount rate:
Operating leases—related parties		7.6%
Operating leases		6.6%
Finance leases		8.2%

Lease expense: The components of lease expense recognized in the Consolidated Statements of Operations are as follows (in thousands):

		Year Ended December 31,
	Consolidated Statements of Operations Classification	2023	2022
Finance lease expense:
Amortization expense	Depreciation and amortization	$2,397	$1,019
Interest expense	Interest expense, net of capitalized interest	381	208
Operating lease expense—related parties	Cost of revenue	510	254
Operating lease expense—related parties	Selling, general and administrative	2,408	2,274
Operating lease expense	Cost of revenue	2,511	2,206
Operating lease expense	Selling, general and administrative	7,456	5,720
Short-term lease expense	Cost of revenue	13,867	9,832
Short-term lease expense	Selling, general and administrative	1,508	807
Variable lease expense	Selling, general and administrative	2,338	1,939

Total lease expense		$33,376	$24,259

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Cash flow and other information: Supplemental cash flow and other information related to operating and finance leases was as follows (in thousands):

	Year Ended December 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases—related parties	$2,866	$2,172
Operating cash flows from operating leases	$9,601	$6,949
Operating cash flows from finance leases	$380	$208
Financing cash flows from finance leases	$1,937	$1,221
Supplemental noncash information:
Right-of-use assets obtained in exchange for new operating lease liabilities—related parties	$13,317	$3,244
Right-of-use assets obtained in exchange for new operating lease liabilities	$795	$6,742
Right-of-use assets obtained in exchange for new finance lease liabilities	$2,752	$3,088
Right-of-use asset modifications for operating leases	$3,846	$1,282

Maturities of lease liabilities: The following table presents maturities of lease liabilities and reconciles future lease payments on an undiscounted cash flow basis to the lease liabilities in the Consolidated Balance Sheet as of December 31, 2023 (in thousands):

Year ending December 31,	Operating Leases— Related Parties	Operating Leases	Finance Leases
2024	$4,340	$9,685	$2,043
2025	4,533	8,776	1,705
2026	4,512	8,325	1,262
2027	4,276	7,471	469
2028	3,356	6,406	87
Thereafter	10,517	13,866	—

Total minimum lease payments	31,534	54,529	5,566
Less: Amount of lease payments representing interest	(7,508)	(10,747)	(628)

Lease liabilities	$24,026	$43,782	$4,938

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 8—Debt

Debt obligations consist of the following (in thousands):

December 31, 2023
Term loan	$940,805
Notes payable	12,905
Finance lease liabilities	4,938

Total debt	958,648
Less: Current portion	(14,603)
Less: Unamortized debt issuance costs and discounts	(16,418)

Long-term debt	$927,627

Debt obligations with related parties consist of the following (in thousands):

December 31, 2023
Term loan—related parties	$98,227
Notes payable—related parties	13,800

Total debt—related parties	112,027
Less: Current portion	(1,005)
Less: Unamortized debt issuance costs and discounts	(3,309)

Long-term debt—related parties	$107,713

Future payments on debt as of December 31, 2023 are presented in the table below (in thousands):

	Unrelated Parties	Related Parties	Total
Year ending December 31,
2024	$12,886	1,005	$13,891
2025	9,762	2,505	12,267
2026	9,624	2,755	12,379
2027	921,438	95,212	1,016,650
2028	—	10,550	10,550

Total	953,710	112,027	1,065,737
Finance lease liabilities (see maturity analysis in “Note 7—Leases”)	4,938	—	4,938

Total Debt	$958,648	$112,027	$1,070,675

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Interest expense, net of capitalized interest consists of the following (in thousands):

	Year Ended December 31,
	2023	2022
Contractual interest expense	$72,548	$44,629
Swap income	(24,902)	(4,893)
Amortization of debt issuance costs and discounts	4,260	5,168
Capitalized interest	(355)	(619)

Interest expense, net of capitalized interest	$51,551	$44,285

Interest expense—related parties consists of the following (in thousands):

	Year Ended December 31,
	2023	2022
Contractual interest expense	$11,621	$5,948
Amortization of debt issuance costs and discounts	775	367

Interest expense—related parties	$12,396	$6,315

Term loan

On December 16, 2020, the Company entered into a term loan with Jefferies Finance LLC (Jefferies) as the administrative agent for a group of lenders. The term loan agreement matures on December 16, 2027, and is secured by substantially all assets of the Company, subject to customary exclusions. The term loan—related parties are term loan balances held by affiliates of the Company’s Sponsor. They are subject to the same terms described below, including interest payments, principal payments and maturity.

Throughout 2022, the Company drew the full amount of a $146.7 million DDTL commitment under its term loan. The proceeds were used or designated to fund acquisition-related payments, and quarterly principal payments increased by 0.25% of the amount drawn. The Company paid debt issuance costs of $1.5 million related to issuing term loan debt on the DDTL commitment and $2.5 million related to amending the DDTL commitment.

On February 27, 2023, the Company amended the term loan agreement to transition from London Interbank Offered Rate (“LIBOR”) to Secured Overnight Financing Rate (“SOFR”) for an additional credit spread adjustment of 0.10%.

On July 31, 2023, the Company secured a $155.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments. The Company paid debt issuance costs of $3.5 million related to this incremental term loan issuance.

Advances under the term loans may be elected to be treated as either SOFR loans or base rate loans. SOFR rate loans bear interest at SOFR plus 3.25% to 3.75% based on the Company’s Consolidated First Lien Net Leverage Ratio (the “Net Leverage Ratio”), (generally defined as the ratio of indebtedness net of cash to consolidated pro forma adjusted EBITDA for the preceding four fiscal quarters), with a SOFR floor of 0.75%, plus the 0.10% credit spread adjustment. Base rate loans bear interest at 2.25% to 2.75% plus the base rate, which is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) the SOFR rate for one month plus 1.00% plus the 0.10% credit spread adjustment. Interest on base rate loans is payable quarterly. Interest on SOFR rate loans

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

is payable based on the selected interest period if less than three months or quarterly if the selected interest period is three months or longer. The interest rates are 8.96%, and 8.13% as of December 31, 2023 and 2022, respectively.

Principal payments on the term loans of $2.7 million are payable quarterly, with any remaining principal balance due on December 16, 2027. The Company may also be required to make additional principal payments based on its excess cash flow, as defined in the agreement.

The term loan contains customary representations and warranties and customary events of default, as well as certain affirmative and negative covenants. The Company is in compliance with the financial covenants as of December 31, 2023.

Subsequent to the year ended December 31, 2023, the Company secured the following amendments related to the term loan:

On January 19, 2024, the Company secured a $125.0 million incremental term loan to fund acquisition-related payments. The Company also secured an interest rate swap with a notional amount of $140.0 million and a fixed interest rate of 4.04%, which is designated as a cash flow hedge.

On June 18, 2024, Legence Holdings LLC secured a $125.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments.

On November 21, 2024, Legence Holdings LLC secured a $315.0 million incremental term loan, and the proceeds were primarily used to return Parent contributions.

On February 6, 2025, the Company amended the credit agreement to reduce the interest rate and extend the maturity date on the term loan from December 16, 2027 to December 16, 2028.

Revolving line of credit

The Company has a revolving line of credit with Jefferies as the administrative agent for a group of lenders, up to $90.0 million. As of December 31, 2023, the maturity date for the revolving line of credit was December 16, 2025. On November 21, 2024, the maturity date for the revolving line of credit was extended to December 16, 2026. Borrowings under the line of credit are secured by substantially all the assets of the Company.

On February 27, 2023, the Company amended the revolving line of credit agreement to transition from LIBOR to SOFR.

Advances, including standby letters of credit, under the revolving line of credit may be elected to be treated as either SOFR rate loans or base rate loans. SOFR rate loans bear interest at SOFR plus 3.50% to 4.00% based on the Company’s Net Leverage Ratio, with a SOFR floor of 0%, and base rate loans bear interest at 2.50% to 3.00% plus the base rate, which is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) the SOFR rate for one month plus 1.00%. Interest on base rate loans is payable quarterly. Interest on SOFR rate loans is payable based on the selected interest period if less than three months or quarterly if the selected interest period is three months or longer. In addition, a revolver commitment fee is payable quarterly for the unused portion of the revolver at a rate of 0.38% to 0.50% based on the Company’s Net Leverage Ratio. As of December 31, 2023, the rate for the unused portion of the revolver is 0.38%. The revolving line of credit provides for standby letters of credit, which reduce the available borrowings. As of December 31, 2023, there are

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

$5.2 million letters of credit outstanding under the revolving line of credit, with an interest rate of 3.88%.

As of December 31, 2023, $84.8 million was available to be borrowed under the revolving line of credit. There were no borrowings under the revolving line of credit as of December 31, 2023, or 2022.

The Company’s credit agreement, in addition to customary affirmative covenants, contains a financial covenant that requires the Consolidated First Lien Net Leverage Ratio to be less than 8.50 to 1.00. The Net Leverage Ratio is only tested if as of the last day of a Test Period (generally quarterly) the amount of loans and/or letters of credit outstanding under the revolving line of credit is greater than 35% of the facility size. Since August 5, 2021, the facility size has been $90.0 million and the Net Leverage Ratio has not been required to be tested, therefore, the Company is in compliance with the financial covenant as of December 31, 2023.

Notes payable

As part of the consideration transferred to acquire certain companies described in “Note 4—Acquisitions”, the Company issued notes payable to former owners of acquired companies. The former owners are considered related parties when they are employees or Parent interests holders. The Company can prepay these notes without penalty.

The Company issued a promissory note payable in connection with the 2022 acquisition of Lord Green. As of December 31, 2023 the outstanding balance is $9.5 million and the carrying value is $8.5 million, recorded in Long-term debt on the Consolidated Balance Sheet. The stated interest rate is 5.5%. All principal and interest are due at the earlier of the end of the 5-year term in 2027 or upon a sale event as defined in the note agreement.

The Company issued promissory notes payable in connection with the 2023 acquisition of San Jose Boiler and the 2022 acquisition of SC Engineers, and the lenders were related parties as of December 31, 2023. The outstanding balance is $13.8 million and the carrying value is $12.3 million, recorded in Long-term debt—related parties on the Consolidated Balance Sheet. The notes have a range of stated interest rates from 5.5—6% and maturities ranging from eighteen months to six years, at which time all principal and interest are due. The promissory note related to SC Engineers requires the Company to repay all principal and interest earlier if the Company undergoes a change of control as defined in the note agreement.

The Company also financed certain insurance-related payments at an interest rate of 8.4%. As of December 31, 2023, the balance outstanding on these notes is $2.2 million and is included in Current portion of long-term debt.

Finance leases

The Company has finance lease liabilities which are included in Long-term debt. See “Note 7—Leases” for information on finance leases.

Note 9—Fair Value Measurements

The Company recognizes certain financial assets and liabilities at fair value on a recurring basis following the fair value hierarchy detailed in “Note 2—Summary of Significant Accounting Policies”.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents the input level used to determine the fair value of the financial instruments measured at fair value on a recurring basis (in thousands):

	December 31, 2023
	Level 1	Level 2	Level 3
Assets:
Cash equivalents—money market	$63,559	$—	$—
Interest rate swap instruments	$—	$23,348	$—
Liabilities:
Interest rate swap instruments	$—	$1,182	$—
Contingent consideration liabilities, current	$—	$—	$32,501
Contingent consideration liabilities, current—related parties	$—	$—	$33,199

The carrying value of Cash approximates fair value due to its short-term nature.

Interest Rate Swap Instruments: Additional information regarding the accounting policies and relevant derivative instrument disclosure information for the Company’s interest rate swaps can be found in “Note 2—Summary of Significant Accounting Policies” and “Note 10—Derivatives.”

For determining the fair value of the interest rate swap contracts, the Company uses significant observable market data or assumptions (Level 2 inputs) that market participants would use in pricing similar assets or liabilities, including assumptions about counterparty risk. The fair value estimates reflect an income approach based on the terms of the interest rate swap contracts and inputs corroborated by observable market data, including interest rate curves.

Contingent Consideration Liabilities: Contingent consideration liabilities are related to business acquisitions with earnout provisions included in the respective purchase agreement, as further described in “Note 4—Acquisitions.” For certain acquisitions, a payment may be made at a specified future date based on the performance of the acquired business subsequent to the acquisition.

The Company’s contingent consideration liabilities are measured at fair value using Level 3 unobservable inputs. The Level 3 inputs include internally developed assumptions of the probabilities of achieving the specified earnout target, which are used to determine the resulting value. A probability weighted discounted cash flow method is used to convert the projected earnings to a present fair value, including inputs such as projected earnings from the acquired business, the likelihood of such outcomes, and specific contractual terms governing the individual earnout.

During the year ended December 31, 2023, there were no significant changes in the valuation techniques or inputs related to the Company’s contingent consideration liabilities. As of December 31, 2023, all the earnout periods were complete and the calculation of the earnout obligation was final. The remaining amount to be paid for contingent consideration liabilities as of December 31, 2023 was $65.7 million, which is included in Accrued and other current liabilities on the Consolidated Balance Sheet.

Changes in the fair value of contingent consideration are recorded to Changes in the fair value of contingent consideration and Changes in the fair value of contingent consideration—related parties on the Company’s Consolidated Statements of Operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following is a Level 3 summary of changes in contingent consideration liabilities as of and for the year ended December 31, 2023 (in thousands):

Balance, beginning of period	$41,425
Initial fair value for current year acquisitions	13,929
Change in fair value included in earnings	31,071
Payment of contingent consideration—cash	(11,400)
Payment of contingent consideration—Parent interests	(9,325)

Balance, end of period	$65,700

The following amounts represent related party activity included in the table above: $13.9 million in Initial fair value for current year acquisitions, $13.4 million in Change in fair value included in earnings, $10.7 million in Payment of contingent consideration—cash, and $9.3 million in Payment of contingent consideration—Parent interests.

During the year ended December 31, 2023, the contingent consideration liability for the 2022 Black Bear acquisition increased $27.0 million due to the achievement of the targeted EBITDA, as defined in the purchase agreement. As of December 31, 2023, $50.0 million in contingent consideration liability for Black Bear is included within Accrued and other current liabilities on the Consolidated Balance Sheet and was paid in 2024.

Other contingent consideration recognized during the period include $12.0 million and $3.0 million related to the A.O. Reed and OCI acquisitions, respectively. These amounts were also included in Accrued and other current liabilities on the Consolidated Balance Sheet as of December 31, 2023 and were paid in 2024.

Cash payments made for the settlement of contingent consideration liabilities are included within the financing section on the Consolidated Statements of Cash Flows for amounts up to the acquisition-date fair value of the liability. Noncash payments, related to a 2021 acquisition, made for the settlement of a contingent consideration liability during the year ended December 31, 2023 include 6,800 Parent interests to a related party.

Financial Instruments Not Carried at Fair Value: As of December 31, 2023 the estimated fair value of the term loan is approximately $1,041.7 million. The fair value of the term loan as of December 31, 2023 was derived by taking the mid-point of the trading prices from observable market inputs in the secondary bond market for the term loan (Level 2 measurement) and multiplying it by the outstanding face value of the term loan. The carrying value of the term loan as of December 31, 2023 was $1,021.8 million, including $925.3 million due to unrelated parties and $96.5 million due to related parties; see “Note 8—Debt.”

As of December 31, 2023, the estimated fair value of the promissory notes in Notes payable and Notes payable—related parties is approximately $7.5 million and $10.7 million, respectively. The fair value was calculated using a discounted cash flow methodology under the income approach, using interest rate curves, risk premiums, and adjustments for the size and subordination of the instrument (Level 3 measurement). The carrying value of promissory notes in Notes payable included in Long-term debt as of December 31, 2023 is $8.5 million. The carrying value of promissory notes in Notes payable—related parties included in Long-term debt—related parties as of December 31, 2023 is $12.3 million.

The carrying value of the remaining Notes payable and Finance lease liabilities approximates fair value as of December 31, 2023.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 10—Derivatives

Interest Rate Swaps: The Company has entered into multiple interest rate swap agreements designated as cash flow hedges. The Company utilizes these interest rate swap contracts to reduce exposure to fluctuations in variable interest rates for future interest payments on its term loan. The total notional amount is $675.0 million as of December 31, 2023. During the first quarter of 2023, the Company amended the swap agreements to transition from LIBOR to SOFR. Failure of the interest rate swap counterparties to make payments may result in the loss of any potential benefit to the Company under the interest rate swap agreements. The Company mitigates risk of non-performance by counterparties by dealing with highly rated counterparties. The Company does not use financial instruments for trading or speculative purposes. Additional information regarding the accounting policies and relevant fair value information for the Company’s interest rate swaps can be found in “Note 2—Summary of Significant Accounting Policies” and “Note 9—Fair Value Measurements.”

The fair value of derivative instruments is presented in the Consolidated Balance Sheet, as follows (in thousands):

	Balance sheet location	December 31, 2023
Derivatives designated as hedging instruments
Interest rate swap asset (short-term)	Prepaid expenses and other	$22,052
Interest rate swap asset (long-term)	Other assets	$1,296
Interest rate swap liability (long-term)	Other long-term liabilities	$(1,182)

The following table presents the gross changes in AOCI from the Company’s cash flow hedges (in thousands). There was no tax impact for either year presented.

	Year Ended December 31,
	2023	2022
Accumulated gain in AOCI at the beginning of year	$39,556	$5,051
Unrealized gain recognized in AOCI	7,512	39,398
(Gain) reclassified from AOCI to Interest expense, net of capitalized interest	(24,902)	(4,893)

Other comprehensive (loss) income	(17,390)	34,505

Accumulated gain in AOCI at the end of year	$22,166	$39,556

For the years ended December 31, 2023 and 2022, there was no ineffectiveness recognized in earnings.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following table provides additional details related to the interest rate swap agreements, as amended, that are in effect as of December 31, 2023 (notional in thousands):

Effective Date	Maturity Date	Notional Amount (1)	Fixed Interest Rate (2)
February 28, 2023	January 31, 2025	$350,000	0.8325%
February 28, 2023	January 31, 2025	$109,000	1.1740%
February 28, 2023	January 31, 2025	$109,000	1.1732%
February 28, 2023	December 31, 2026	$53,500—$337,500	3.4396%
February 28, 2023	December 31, 2026	$53,500—$337,500	3.3750%

(1)	For interest rate swaps with ranges, the notional amount is $53,500 from January 31, 2023 to January 31, 2025 and $337,500 from February 1, 2025 to December 31, 2026.
(2)	Payments will be made to the Company if the one-month SOFR exceeds the fixed interest rates for the respective interest rate swaps.

The following table provides additional details related to the interest rate swap agreements in effect as of December 31, 2022 (notional in thousands):

Effective Date	Maturity Date	Notional Amount	Fixed Interest Rate (1)
January 19, 2021	January 31, 2025	$350,000	0.8825%
November 30, 2021	January 31, 2025	$109,000	1.2240%
November 30, 2021	January 31, 2025	$109,000	1.2250%

(1)	Payments will be made to the Company if the one-month LIBOR exceeds the fixed interest rates for the respective interest rate swaps.

Note 11—Member’s Equity

Member’s equity consists of transactions between the Company and Parent. Such transactions may consist of contributions to the Company from Parent and distributions from the Company to Parent. Additional information regarding the accounting for transactions between the Company and Parent can be found in “Note 2—Summary of Significant Accounting Policies.”

Parent Equity

Parent has established different classes of equity interests: Series A Profits Interests, Series B Common Interests, Series C Common Interests (together with Series B Common Interests, “Common Interests”) and Restricted Series C Common Interests, each with specific terms and conditions.

Series B Common Interests are held by BX Refficiency Aggregator LP (“Sponsor”). Series C Common Interests are held by certain members of the Company’s management and sellers of acquisitions who received Series C Common Interests as part of the consideration transferred.

Please refer to “Note 12—Stock-Based Compensation” for additional information related to Series A Profits Interests and Restricted Series C Common Interests.

Note 12—Stock-Based Compensation

The Company accounts for Parent interests awards that are issued to the Company’s employees, and which are indexed and settled in Parent interests, as share-based payment awards under ASC 718. Please refer to “Note 2—Summary of Significant Accounting Policies” for additional information regarding Stock-based compensation.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Series A Profits Interests

On December 16, 2020, Parent adopted the Series A Incentive Plan (the “Plan”). Under the terms of the Plan, employees of the Company may receive Series A Profits Interests of Parent. Series A Profits Interests are awarded to certain of the Company’s employees.

The Series A Profits Interests are comprised of Time Interests, Performance Interests, and Exit Interests.

The activity of the liability-classified Time Interests issued to employees of the Company was as follows:

	Time Interests	Weighted- average Grant Date Fair Value Per Interest
Outstanding as of December 31, 2022	36,567	$329
Granted	3,217	$534
Forfeited	(286)	$319

Outstanding as of December 31, 2023	39,498	$346

The year-end fair value of Time Interests was estimated using the OPM with the following assumptions:

	December 31,
	2023	2022
Expected dividend yield	— %	— %
Risk-free interest rate	3.8%	4.2%
Expected volatility	55%	70%
Expected life (years)	5.0	3.0

The compensation expense and corresponding income tax benefit for liability-classified Time Interests was as follows (in thousands):

	Year Ended December 31,
	2023	2022
Selling, general, and administrative	$8,095	$4,283
Cost of revenue	1,923	902

Compensation expense	$10,018	$5,185

Income tax benefit	$403	$44

The stock-based compensation liability for Time Interests as of December 31, 2023 is $15.2 million and is included in Other long-term liabilities in the Consolidated Balance Sheet. As of December 31, 2023, the unrecognized compensation expense related to Time Interests is approximately $16.4 million to be recognized over a remaining weighted-average term of 2.7 years.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The activity of the equity-classified Performance Interests and Exit Interests issued to employees of the Company was as follows:

	Performance and Exit Interests	Weighted- average Grant Date Fair Value Per Interest
Outstanding as of December 31, 2022	24,302	$286
Granted	2,145	$509
Forfeited	(198)	$283

Outstanding as of December 31, 2023	26,249	$304

The grant-date fair value was estimated using the OPM with the following weighted-average assumptions for the interests granted:

	Year Ended December 31,
	2023	2022
Expected dividend yield	— %	— %
Risk-free interest rate	4.2%	4.0%
Expected volatility	55%	70.0%
Expected life (years)	4.9	3.1

Since certain liquidity events (including Change of Control) have not occurred since the adoption of the Plan, no compensation expense is recorded for equity-classified Performance Interests and Exit Interests for the years ended December 31, 2023 or 2022. As of December 31, 2023, the unrecognized compensation expense related to Performance Interests and Exit Interests is approximately $4.4 million and $3.6 million, respectively. As a liquidity event (including Change of Control) is not considered probable until it occurs, the Company does not estimate the time period for the compensation expense to be recognized.

Restricted Series C Common Interests

In connection with an acquisition in 2023, Parent issued as compensation for future services Restricted Series C Common Interests to certain of the acquiree’s former shareholders and employees who became Company employees in connection with the acquisition. These awards are liability-classified.

The activity of the Restricted Series C Common Interests issued to employees of the Company was as follows:

	Restricted Series C Common Interests	Weighted-average Grant Date Fair Value Per Interest
Outstanding as of December 31, 2022	—	$—
Granted	1,278	$1,571

Outstanding as of December 31, 2023	1,278	$1,571

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The year-end fair value was estimated using the OPM with the following assumptions:

December 31, 2023
Expected dividend yield	— %
Risk-free interest rate	3.8%
Expected volatility	55%
Expected life (years)	5.0

The compensation expense for liability-classified Restricted Series C Common Interests was as follows (in thousands):

Year Ended December 31, 2023
Selling, general and administrative	$15
Cost of revenue	18

Compensation expense	$33

The stock-based compensation liability for Restricted Series C Common Interests as of December 31, 2023 is $33 thousand and is included in Other long-term liabilities on the Consolidated Balance Sheet. As of December 31, 2023, the unrecognized compensation expense related to Restricted Series C Common Interests is approximately $2.0 million to be recognized over a remaining weighted-average term of 4.9 years.

Note 13—Union-Sponsored Pension Plans and Other Employee Benefit Plans

Defined Pension Plans: Certain of the Company’s consolidated subsidiaries participate in various multiemployer defined benefit pension plans under the terms of collective bargaining agreements covering most of its union-represented employees. The risks of participation in these multiemployer plans are different than single-employer plans in the following aspects:

a.	Assets contributed to the plan by a company may be used to provide benefits to participants of other companies;

b.	If a participating company discontinues contributions to a plan, other participating employers may have to cover any unfunded liability that may exist; and

c.

If a company stops participating in some of its multiemployer pension plans, the company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following table lists multiemployer pension plans providing pension benefits, including total contributions made for the years ended December 31, 2023 and 2022 (contributions in thousands). Among other factors, plans in the red zone are less than 65 percent funded, plans in the yellow zone are between 65 percent and 80 percent funded and plans in the green zone are at least 80 percent funded.

	Employee ID / Pension Plan Number	PPA Zone Status (1)			Contributions			Expiration dates of CBA
Pension Fund		2022 (2)	2021 (2)	FIP/RP Status (3)	2023	2022	Surcharge Imposed
Sheet Metal Workers Pension Plan of Southern CA, AZ & NV	95-6052257 / 001	Green	Yellow	NA	$2,567	$1,100	No	6/30/2024 to 6/30/2026
Arizona Pipe Trades Trust Fund	86-6025734 / 001	Green	Green	NA	5,667	2,602	No	6/30/2024
Electrical Workers Local 26 Pension Trust Fund	52-6117919 / 001	Green	Green	NA	3,411	2,501	No	5/31/2024
U.A. Local No. 393 Pension Plan	94-6359772 / 001	Green	Green	NA	9,443	10,034	No	6/30/2024
U.A. Local No. 467 Defined Benefit Plan	94-2353807 / 001	Green	Green	NA	2,900	2,692	No	6/30/2024
Northern CA Pipe Trades Pension Plan	94-3190386 / 001	Green	Green	NA	2,830	2,964	No	6/30/2024
Pipe Trades Services of MN Pension Plan	41-6131800 / 001	Green	Green	NA	2,821	2,657	No	4/30/2024 to 4/30/2025
Sheet Metal Workers Pension Plan of Northern CA	51-6115939 / 001	Red	Red	Implemented	10,725	10,892	No	6/30/2024
Southern CA Pipe Trades Retirement Fund	51-6108443 / 001	Green	Green	NA	2,203	154	No	8/31/2026
National Electrical Benefit Fund	53-0181657 / 001	Green	Green	NA	2,173	1,648	No	5/31/2025 to 5/31/2027
Sheet Metal Workers National Pension Fund	52-6112463 / 001	Green	Yellow	NA	3,691	2,671	No	4/30/2024 to 12/31/2026
United Association National Pension Fund	52-6152779 / 001	Green	Green	NA	2,297	1,247	No	4/30/2024 to 12/31/2026
All Other Plans					4,066	2,977

					$54,794	$44,139

(1)	Pension Protection Act of 2006 Status (“PPA”).
(2)

PPA Zone Status is reflected as of 2022 and 2021, respectively, except for the United Association National Pension Fund. The PPA Zone Status for this plan is instead reflected as of 2021 and 2020, respectively.

(3)	Funding Improvement Plan (“FIP”) or Rehabilitation Plan (“RP”) implemented.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company’s contributions to the following plans were five percent or more of the total contributions to these plans for the periods indicated based on the Forms 5500 for these plans for the year ended December 31, 2022.

Pension Fund	Contributions to the plan exceeded more than 5% of total contributions (as of the plan’s year-end)
Sheet Metal Workers Pension Plan of Southern CA, AZ & NV	2022
Arizona Pipe Trades Trust Fund	2022
Electrical Workers Local 26 Pension Trust Fund	2022
U.A. Local No. 393 Pension Plan	2022
U.A. Local No. 467 Defined Benefit Plan	2022
Northern CA Pipe Trades Pension Plan	2022
Sheet Metal Workers Pension Plan of Northern CA	2022

Pension contributions for the year ended December 31, 2023 include $4.6 million related to businesses acquired during the period, primarily A.O. Reed. In the event of the termination of a multiemployer plan or a withdrawal from a multiemployer pension plan, the Company could incur material liabilities under applicable law.

Union Benefits: Additionally, the Company is required to make contributions to various unions for health, welfare, retirement and other benefits on behalf of employees covered by collective bargaining agreements. Contributions were $110.9 million and $86.5 million for the years ended December 31, 2023 and 2022, respectively. Union benefit contributions for the year ended December 31, 2023 include $7.4 million related to businesses acquired during the period, primarily A.O. Reed.

Total pension and union benefit contributions correspond to the number of union employees employed, and the amount may vary depending on the number and location of ongoing projects at a given time and the need for union resources related to those projects.

Defined Contribution Plans: The Company also offers a 401(k)-profit sharing defined contribution plan covering all employees meeting specified eligibility requirements who are not subject to a collective bargaining agreement. Employees can defer certain components of compensation, up to statutory limits and the Company matches up to 4% of employees’ compensation. The Company may make additional discretionary contributions. Contributions to the plans for non-union employees were $7.3 million and $5.3 million for the years ended December 31, 2023 and 2022, respectively.

Note 14—Income Taxes

Loss before income taxes for the year ended December 31, 2023 and 2022 consisted entirely of loss from domestic operations of $53,944 and $74,661, respectively.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The income tax provision (benefit) consists of the following (in thousands):

	Year Ended December 31,
	2023	2022
Current tax provision:
Federal	$1,939	$1,220
State	3,479	2,343

Total current tax provision	5,418	3,563
Deferred tax (benefit) expense:
Federal	(7,299)	(319)
State	(6,037)	4,369

Total deferred tax (benefit) expense	(13,336)	4,050

Income tax (benefit) expense	$(7,918)	$7,613

The income tax benefit for the year ended December 31, 2023 resulted in an effective tax rate of 14.5%, respectively which is below the 21% federal statutory rate. This is primarily due to the fact that approximately 74% of the Company’s pre-tax loss is within pass-throughs not subject to income taxes at the Company level, partially offset by favorable return-to-provision adjustments in the tax paying C corporations.

The income tax expense for the year ended December 31, 2022 resulted in a negative effective tax rate of 10.3%, which is below the 21% federal statutory rate. This is primarily due to the fact that approximately 122% of the Company’s pre-tax loss is within pass-throughs not subject to income taxes at the Company level and to taxable income in the tax paying C corporations.

A reconciliation of the federal income tax rate of 21% to the Company’s effective tax rate is presented below:

	Year Ended December 31,
	2023	2022
Income tax at the statutory federal rate	21.0%	21.0%
Pass-through income not subject to income tax	(15.5)%	(25.6)%
State and local income taxes	4.9%	(1.5)%
Non-corporate pass-through earnings	(1.1)%	0.4%
Nondeductible transaction costs	(3.7)%	0.2%
Nondeductible earnout expenses	(17.3)%	—%
Section 179D deduction	9.4%	2.0%
Intercompany interest transfer	3.0%	—%
Other permanent items	(1.5)%	—%
R&D credit	1.6%	—%
Rate change	(1.6)%	(7.5)%
Return to provision adjustments	8.2%	0.7%
Deferred tax adjustments	7.1%	—%

Effective tax rate	14.5%	(10.3)%

Deferred income tax expense/(benefit) results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred tax assets are recognized if, in management’s judgment, their realizability is determined to be more likely than not. If a deferred tax asset is

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

determined to be unrealizable, a valuation allowance is established. As of December 31, 2023, management has determined it is more likely than not that the Company will realize its deferred tax assets.

Significant components of the Company’s net deferred tax liability as reflected in the Consolidated Balance Sheet are as follows (in thousands):

	December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$2,314	$5,470
Research and development credit carryforwards	316	4,397
Amortization	11,430	1,100
Accrued expenses	737	540
Lease liability	6,368	5,949
Other	1,889	1,103

Total deferred tax assets	23,054	18,559

Deferred tax liabilities:
Outside basis difference in partnerships	(26,485)	(30,136)
Intangible assets	(36,974)	(43,790)
Right-of-use-assets	(5,818)	(6,463)
Property and equipment depreciation	(2,423)	(1,352)
Other	(26)	—

Total deferred tax liabilities	(71,726)	(81,741)

Net deferred tax liabilities	$(48,672)	$(63,182)

The Company acquired additional tax attributes from prior acquisitions. As of December 31, 2023, the Company had $7.5 million of Federal net operating losses, $17.2 million of State net operating losses and $0.3 million of Federal and State R&D credits. The Federal net operating losses can be carried forward indefinitely. The R&D credits have a 20-year carryforward and, if not utilized, will begin to expire in 2044. Many of the jurisdictions in which the Company has State net operating losses have an indefinite carryforward period; however, $0.1 million of State net operating losses could begin to expire as early as 2035 if not utilized.

Pursuant to Section 382 of the Internal Revenue Code, utilization of Federal net operating loss carryforwards are subject to annual limitations due to the ownership changes of prior acquisitions. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Based on performing Section 382 studies for prior acquisitions, the Company does not expect any permanent expiration of net operating losses.

As of both December 31, 2023 and 2022, the Company has gross unrecognized tax benefits of $2.7 million, all of which would affect the effective income tax rate if recognized in future periods. The Company does not anticipate significant changes to any uncertain tax positions within 12 months of the reporting period ended December 31, 2023. The Company’s policy is to classify interest and penalties as income tax expense. The Company has no interest or penalty accruals associated with uncertain tax benefits.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows (in thousands):

	Year Ended December 31,
	2023	2022
Unrecognized tax benefits at the beginning of period	$2,677	$2,677
Increases based on tax positions related to the current period	—	—
Increases based on tax positions related to prior periods	—	—
Decreases based on tax positions related to prior periods	—	—
Decreases related to cash settlements with taxing authorities	—	—

Unrecognized tax benefits at the end of period	$2,677	$2,677

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Tax years 2020 through 2023 remain open to examination.

Note 15—Segment Information

Legence reports its results under two reportable segments: 1) Engineering & Consulting, and 2) Installation & Maintenance. Segments are presented according to the nature of the business activities, and reflect the Company’s consideration of financial information provided to the chief executive officer, who is the CODM. The CODM primarily uses gross profit to assess performance and allocate resources, including decisions such as the annual budget review and approval, allocation of resources to hire additional key personnel, entering new markets and development of new technologies, evaluating executive performance, and determining performance-related bonus plans in each segment.

Engineering & Consulting: The Engineering & Consulting segment designs HVAC and other MEP systems for buildings, develops strategies to reduce energy usage and make buildings more sustainable and provides program and project management services for customers’ installation and retrofit projects. Within this segment, there are two primary service offerings—Engineering & Design and Program & Project Management.

Installation & Maintenance: The Installation & Maintenance segment fabricates and installs HVAC systems, process piping and other MEP systems in new and existing industrial, commercial and institutional buildings and provides ongoing preventative and corrective maintenance services for those systems. Within this segment, there are two primary service offerings—Installation & Fabrication and Maintenance & Service.

All intercompany transactions are eliminated in the Company’s Consolidated Statements of Operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents relevant segment information (in thousands):

	Year Ended December 31,
	2023	2022
Revenue:
Engineering & Consulting	$426,246	$328,609
Installation & Maintenance	1,188,816	917,892

Consolidated revenue	$1,615,062	$1,246,501

Gross Profit:
Engineering & Consulting	$147,892	$102,168
Installation & Maintenance	167,254	131,538

Consolidated gross profit	$315,146	$233,706

Depreciation expense (recorded in Cost of revenue):
Engineering & Consulting	$1,548	$1,050
Installation & Maintenance	11,012	9,459

Consolidated depreciation expense	$12,560	$10,509

The following table presents the reconciliation from Gross profit to Net loss before income tax (in thousands).

	Year Ended December 31,
	2023	2022
Gross profit	$315,146	$233,706
Selling, general and administrative	186,058	142,054
Depreciation and amortization	80,241	82,511
Acquisition-related costs	3,794	5,627
Changes in the fair value of contingent consideration	17,647	3,012
Changes in the fair value of contingent consideration—related parties	13,424	1,310
Goodwill impairment	5,051	23,440
Equity in earnings of joint venture	(1,329)	—
Interest expense, net of capitalized interest	51,551	44,285
Interest expense—related parties	12,396	6,315
Other expense (income), net	257	(187)

Loss before income tax	$(53,944)	$(74,661)

Separate measures of Legence’s assets, including capital expenditures, are not produced or utilized by management to evaluate segment performance. All operations are located in the United States, the Company’s country of domicile.

Note 16—Related Party Transactions

During the years ended December 31, 2023 and 2022, the Company had approximately $3.0 million and $6.0 million, respectively, in revenue and approximately $0.7 million and $1.0 million, respectively, in Cost of revenue related to transactions with affiliates of Parent’s Sponsor and related portfolio companies.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

As discussed in “Note 4—Acquisitions” and “Note 9—Fair Value Measurements”, in connection with certain business acquisitions, a portion of the contingent consideration was transferred to certain sellers who became members of management of the Company.

As discussed in “Note 7—Leases”, the Company has various lease agreements with certain former owners of acquired businesses.

As discussed in “Note 8—Debt”, the Company’s term loan is held by affiliates of the Company’s Sponsor. As discussed in “Note 8—Debt” and “Note 4—Acquisitions”, the Company issued certain related party promissory notes in connection with certain acquisitions.

Note 17—Commitments and Contingencies

Legal Proceedings

The Company is involved in various claims and legal proceedings incidental to its normal business activities. When a potential loss from a proceeding or claim is considered probable and the amount can be reasonably estimated or a range of loss can be determined, a loss contingency is recorded. The Company also provides disclosure when it is reasonably possible that a material loss will be incurred. Although the outcome of such claims and proceedings cannot be predicted with certainty, the Company vigorously defends its position in all such matters. During the year ended December 31, 2023, the Company reached a $3.1 million settlement agreement, inclusive of administrative, legal and other fees, for a class action suit related to certain employee matters. Upon court approval and other required administration activities, the settlement payment was made in March 2024. Liabilities of $3.1 million are included in Accrued compensation and benefits on the Consolidated Balance Sheet as of December 31, 2023. The Company is not aware of any known contingencies, claims or lawsuits that will have a material effect on its financial position, results of operations or cash flows other than those described herein.

Insurance

The Company carries various insurance policies to address identified risks of loss including general liability, worker’s compensation, automobile liability and professional liability risks. A liability for known and expected but not yet reported claims in the amount of $1.6 million as of December 31, 2023 is reflected in Accrued and other current liabilities in the Consolidated Balance Sheet. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated by management.

The Company is self-insured for its medical coverage. The Company is responsible for the first $0.2 million of claims for each participant enrolled in the medical coverage plan. Any claims exceeding $0.2 million are covered through a stop-loss insurance plan. A liability for expected but not yet reported claims in the amount of $1.5 million is reflected in Accrued and other current liabilities in the Consolidated Balance Sheet as of December 31, 2023.

Surety

As a requirement under certain contracts, various Legence subsidiaries procure performance and payment bonds through surety underwriters. As a condition for having surety companies write bonds on Legence subsidiary’s behalf, Legence enters into indemnification agreements with the surety companies. Total outstanding bonds were approximately $269.3 million as of December 31, 2023.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Customer Guarantees

As part of its normal course of business, the Company offers guaranteed energy savings to customers under certain contracts. As of December 31, 2023, total guarantees were $322.0 million. Historically, the Company has not incurred material losses in connection with these guarantees. Further, management is not aware of any changes in the ability of the Company to meet these guarantees and does not expect to incur significant losses related to these guarantees in the foreseeable future.

Letters of Credit

As discussed in “Note 8—Debt,” the standby letters of credit are secured through the revolving line of credit. As of December 31, 2023, the Company has $5.2 million in standby letters of credit primarily related to the deductibles of insurance policies.

Note 18—Other Financial Information

Cash and cash equivalents and restricted cash consists of the following (in thousands):

	December 31,
	2023	2022	2021
Cash and cash equivalents	$88,920	$13,902	$20,006
Restricted cash	—	46,532	—

Cash and cash equivalents and restricted cash	$88,920	$60,434	$20,006

Restricted cash as of December 31, 2022 represents debt proceeds designated for acquisition-related payments.

Accounts receivable, net consists of the following (in thousands):

December 31, 2023
Contracts receivable, net	$414,876
Accounts receivable—other	7,816

Accounts receivable, net	$422,692

Prepaid expenses and other consists of the following (in thousands):

December 31, 2023
Interest rate swaps	$22,052
Prepaid expenses	17,848
Inventories	10,004
Deferred contract costs	1,779

Prepaid expenses and other	$51,683

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Accrued and other current liabilities consist of the following (in thousands):

December 31, 2023
Contingent consideration liabilities, current	$32,501
Contingent consideration liabilities, current—related parties	33,199
Other accrued liabilities	27,151

Accrued and other current liabilities	$92,851

Consolidated Statements of Cash Flows Information

Additional cash flow information was as follows (in thousands):

	Year Ended December 31,
	2023	2022
Cash paid for interest and taxes
Interest paid, net of interest rate swaps and interest capitalization	$61,794	$44,645
Income taxes paid	$10,160	$641
Non-cash investing activities
Property and equipment additions included in Accounts payable and Accrued and other current liabilities	$579	$439
Non-cash financing activities
Parent issuance of Parent interests for contingent consideration—related parties	$9,325	$4,032

See “Note 4—Acquisitions” for disclosure of non-cash financing of acquisitions through issuance of Parent interests and promissory notes.

See “Note 7—Leases” for supplemental disclosures of non-cash lease related information.

Note 19—Subsequent Events

The Company evaluated subsequent events through February 13, 2025, the date the Consolidated Financial Statements are available to be issued. Refer to “Note 4—Acquisitions” for subsequent acquisitions, and “Note 8—Debt” for subsequent incremental term loan borrowing and interest rate swap agreement.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

    Shares

Legence Corp.

Class A Common Stock

Prospectus

Goldman Sachs & Co. LLC	Jefferies

     , 2025

Through and including   , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A Common Stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and      listing fee, the amounts set forth below are estimates.

SEC registration fee	$
FINRA filing fee
listing fee
Accountants’ fees and expenses
Legal fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability of (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, (4) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (5) an officer in any action by or in the right of the corporation. The registrant’s amended and restated certificate of incorporation (the “amended and restated certificate of incorporation”) to be in effect immediately prior to the closing of this offering provides for such limitation of liability. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director or officer of the Company, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated certificate of incorporation and our amended and restated bylaws (the “amended and restated bylaws”) will provide that the Company will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

We expect to obtain directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities. In addition, we expect to enter into indemnification agreements with our current and future directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

In connection with our incorporation on January 9, 2025, under the laws of the State of Delaware, we issued 1,000 shares of our common stock, par value $0.01, to Legence Parent for an aggregate purchase price of $1,000. The shares of our common stock described in this Item 15 were issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description

*1.1	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of Legence Corp.

3.2	Bylaws of Legence Corp.

*3.3	Form of Amended and Restated Certificate of Incorporation of Legence Corp.

*3.4	Form of Amended and Restated Bylaws of Legence Corp.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description

*4.1	Form of Registration Rights Agreement.

*4.2	Form of Amended and Restated Limited Liability Company Agreement of Legence Holdings LLC.

*5.1	Opinion of Kirkland & Ellis LLP as to the legality of the securities being registered.

**10.1	Credit Agreement, dated as of December 16, 2020, by and among Legence Intermediate LLC, as holdings, Legence Holdings LLC, as borrower, Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and an L/C issuer, the guarantors party thereto from time to time and the lenders party thereto from time to time.

**10.2	Amendment No. 1 to Credit Agreement, dated August 5, 2021.

**10.3	Amendment No. 2 to Credit Agreement, dated October 28, 2021.

**10.4	Amendment No. 3 to Credit Agreement, dated November 9, 2022.

**10.5	Amendment No. 4 to Credit Agreement, dated February 27, 2023.

**10.6	Amendment No. 5 to Credit Agreement, dated July 31, 2023.

**10.7	Amendment No. 6 to Credit Agreement, dated January 19, 2024.

**10.8	Amendment No. 7 to Credit Agreement, dated June 18, 2024.

**10.9	Amendment No. 8 to Credit Agreement, dated November 21, 2024.

**10.10	Amendment No. 9 to Credit Agreement, dated February 6, 2025.

*10.11	Form of Indemnification Agreement.

*10.12	Form of Legence Corp. 2025 Long-Term Incentive Plan.

*10.13	Form of Tax Receivable Agreement.

*21.1	List of subsidiaries of Legence Corp.

*23.1	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1 hereto).

*23.2	Consent of Deloitte & Touche LLP, as to Legence Corp.

*23.3	Consent of Deloitte & Touche LLP, as to Legence Holdings LLC.

*24.1	Power of Attorney (included on the signature page of the initial filing of this registration statement).

*99.1	Consent of Director Nominee.

*107	Filing Fee Table.

*	To be filed by amendment.
**

Certain of the schedules and exhibits to the agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the U.S. Securities and Exchange Commission upon request.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on     , 2025.

By:
Jeffrey Sprau
Chief Executive Officer and Director

Each person whose signature appears below appoints Jeffrey Sprau and Stephen Butz, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto said attorneys in fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

Jeffrey Sprau	Chief Executive Officer and Director (Principal Executive Officer)	, 2025

Stephen Butz	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	, 2025

Philippe Le Bris	Chief Accounting Officer (Principal Accounting Officer)	, 2025

Bilal Khan	Director	, 2025

Robert Mitchell Nimocks	Director	, 2025